

2023 PROXY STATEMENT

March 7, 2023

Letter from our Chair and Chief Executive Officer

We are pleased to invite you to the 2023 annual meeting of shareholders to be held on April 25, 2023 at 10:00 a.m., Eastern time. Our 2023 annual meeting will be held virtually by webcast.

During the meeting, we will provide updates on how Responsible Growth enabled us to deliver for our shareholders and stakeholders in 2022—and how it positions us to deliver for shareholders and stakeholders in any environment. You will also hear from Lionel Nowell, our Lead Independent Director.

Your vote is important. We will make a $1 charitable donation for every shareholder account that votes. As part of our ongoing focus on emotional wellness and mental health, contributions this year will be made in equal parts to One Mind, the National Alliance on Mental Illness, and Mental Health UK. This is the seventh year Bank of America has made a $1 charitable donation for every shareholder account that votes—your participation in the 2022 annual meeting resulted in approximately $1.3 million in contributions to Feeding America and World Food Program USA, and since 2017, your participation has led to more than $6 million in charitable donations.

I encourage you to read our 2023 Proxy Statement, our 2022 Annual Report to shareholders, and the other proxy materials and the voting instructions on the pages that follow to ensure your shares are represented at the meeting. These materials are also available on our annual meeting website at *https://investor.bankofamerica.com/events-and-presentations/annual-shareholder-meeting*.

Letter from our Lead Independent Director

The independent directors and I join Brian in inviting you to attend our company's 2023 annual meeting of shareholders.

On behalf of the Board, we thank Director Dave Yost for over 10 years of service. Dave is retiring at our 2023 annual meeting after having reached the retirement age outlined in our Corporate Governance Guidelines. And we welcome Director Joe Almeida to the Board. Joe was appointed to the Board in September 2022 and is standing for election by you for the first time.

Our Board is committed to building long-term value in the company through our continued focus on Responsible Growth, and values input from our shareholders as the company executes our strategy.

As the Board's Lead Independent Director, I meet with shareholders throughout the year to discuss the Board's focus on governance practices and our oversight of the company's drive for Responsible Growth. During these meetings, I also hear from shareholders on the things that matter to them most and share these viewpoints with the Board to enhance our oversight.

During 2022 and early 2023, my dialogue with shareholders focused on the Board's composition and the directors' experiences from diverse industries and backgrounds; the Board's governance practices; our oversight of risk, including climate risk; the Board's oversight of our company's long-standing commitment to promote equality, diversity and inclusion and advance economic opportunity; and our company's continued support for our employees, our clients, and the communities we serve in a year of considerable economic challenge.

On behalf of the Board, thank you for choosing to invest in Bank of America.



BRIAN T. MOYNIHAN
Chair and Chief Executive Officer



LIONEL L. NOWELL III
Lead Independent Director

Notice of 2023 annual meeting of shareholders

Date and time:



April 25, 2023
10:00 a.m., Eastern time

Live audio webcast:



www.virtualshareholdermeeting.com/ BAC2023

Matters to be voted on:

- Electing the 14 directors named in the proxy statement

- A proposal approving our executive compensation (an advisory, non-binding "Say on Pay" resolution)

- A proposal on the frequency of future "Say on Pay" resolutions (an advisory, non-binding "Say on Frequency" resolution)

- A proposal ratifying the appointment of our independent registered public accounting firm for 2023

- A proposal to amend and restate the Bank of America Corporation Equity Plan

- Shareholder proposals, if they are properly presented at our annual meeting

- Any other business that may properly come before our annual meeting

Your vote is very important

Please submit your proxy as soon as possible by internet, telephone, or mail. Submitting your proxy by one of these methods will ensure your representation at the annual meeting, regardless of whether you attend the meeting.

Your vote is important—we want to hear from you and all of our other shareholders. On behalf of every shareholder account that votes, Bank of America will make a $1 charitable donation in equal parts to One Mind, the National Alliance on Mental Illness, and Mental Health UK.

Please refer to page 113 of this proxy statement for additional information on how to vote your shares and attend our annual meeting virtually.

Record date

Bank of America shareholders as of the close of business on March 1, 2023 will be entitled to vote at our annual meeting and any adjournments or postponements of the meeting.

> We will hold our annual meeting this year solely by means of remote communication via audio webcast at *www.virtualshareholdermeeting.com/BAC2023*. You will be able to participate in the virtual annual meeting online, vote your shares electronically, and submit questions during the meeting. You will not be able to attend the annual meeting in person.

By order of the Board of Directors,

ROSS E. JEFFRIES, JR.
Deputy General Counsel and Corporate Secretary
March 7, 2023

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 25, 2023:

Our 2023 Proxy Statement and 2022 Annual Report to shareholders are available at *https://investor.bankofamerica.com/events-and-presentations/annual-shareholder-meeting*.

Table of contents

Proxy statement summary   **1**

Your vote is important   1

Attending the annual meeting   1

Strategic objectives   2

Responsible Growth   2

Governance objectives   4

Our shareholders inform and guide achievement of governance objectives   5

Compensation highlights   6

Responsible Growth: Grow in a Sustainable Manner   7

Proposal 1: Electing directors   **8**

Identifying and evaluating director candidates   9

Our director nominees   12

Communicating with our Board   22

Corporate governance   **23**

Our Board of Directors   23

Director independence   23

Independent board leadership   24

Board evaluation   26

Director education   28

CEO and senior management succession planning   28

Board meetings and attendance   28

Committees and membership   28

Board oversight of risk   30

Compensation governance and risk management   32

Additional corporate governance information   34

Shareholder engagement   **35**

Responsible Growth: Growth that is Sustainable   **38**

Related person and certain other transactions   **47**

Stock ownership of directors, executive officers, and certain beneficial owners   **48**

Director compensation   **50**

Proposal 2: Approving our executive compensation (an advisory, non-binding "Say on Pay" resolution)   **53**

Compensation discussion and analysis   **53**

Executive summary   54

Pay evaluation and decision process   55

2022 Company, segment, & individual performance   56

2022 Performance year compensation decisions   61

Executive compensation program features   62

Other compensation topics   66

Compensation and Human Capital Committee Report   **67**

Executive compensation   **68**

Summary compensation table   68

Grants of plan-based awards table   70

Year-end equity values and equity exercised or vested table   73

Pension benefits table   74

Nonqualified deferred compensation table   75

Potential payments upon termination or change in control   76

CEO pay ratio   **79**

Pay versus performance table   **80**

Proposal 3: A vote on the frequency of future "Say on Pay" resolutions (an advisory, non-binding "Say on Frequency" resolution)   **82**

Proposal 4: Ratifying the appointment of our independent registered public accounting firm for 2023   **83**

Audit Committee pre-approval policies and procedures   84

Audit Committee Report   **84**

Proposal 5: Proposal to amend and restate the Bank of America Corporation Equity Plan   **85**

Proposals 6-11: Shareholder proposals   **93**

Voting and other information   **113**

Attending our annual meeting   **115**

Appendix A: Reconciliation of GAAP and non-GAAP financial measures   **A-1**

Appendix B: Amended and restated Bank of America Corporation Equity Plan   **B-1**

Internet availability of proxy materials. We mailed or emailed to most of our shareholders a Notice of Internet Availability of our proxy materials with instructions on how to access our proxy materials online and how to vote. If you are a registered holder and would like to change the method of delivery of your proxy materials, please contact our transfer agent, Computershare Trust Company, N.A., P.O. Box 43078, Providence, RI 02940; toll free: 800-642-9855; or at *www.computershare.com/ bac*. You may do the same as a beneficial owner by contacting the bank, broker, or other nominee where your shares are held.

Proxy statement availability. We are providing or making available this proxy statement to solicit your proxy to vote on the matters presented at our annual meeting. We commenced providing and making available this proxy statement on March 7, 2023. Our Board requests that you submit your proxy by internet, telephone, or mail so that your shares will be represented and voted at our annual meeting.

Cautionary information and forward-looking statements. This proxy statement contains statements regarding Responsible Growth and environmental and social sustainability information and opinions, including metrics, aspirations, targets, goals, commitments, and sustainability strategy (collectively, the Sustainability Information). Such statements regarding Sustainability Information may be based on current or historic goals, targets, commitments, estimates, assumptions, standards, methodologies, and internal control frameworks and currently available data, which continue to evolve and develop, and such statements are not guarantees or promises that any such metrics, aspirations, targets, goals, commitments, and/or sustainability strategies will be met.

Additionally, certain statements contained in this proxy statement may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about our future financial performance and business, and Sustainability Information, which may evolve over time. We use words such as "anticipates," "targets," "believes," "estimates," "expects," "plans," "goals," "continue," "intends," and other similar expressions or future or conditional verbs such as "will," "may," "might," "should," "would" and "could" to identify forward-looking statements. Forward-looking statements reflect management's current expectations, plans or forecasts, are not guarantees of future results or performance, involve certain known and unknown risks, uncertainties and assumptions that are difficult to predict and often beyond our control and are inherently uncertain. You should not place undue reliance on any forward-looking statement. Actual outcomes and results may differ materially from those expressed in, or implied by, forward-looking statements due to a variety of factors, including global socio-demographic and economic trends, energy prices, technological innovations and advances, climate-related conditions and weather events, legislative and regulatory changes, public policies, engagement with clients, suppliers, investors, government officials, and other stakeholders, and other unforeseen events or conditions, as well as the uncertainties and risks discussed in our 2022 Annual Report on Form 10-K (2022 Form 10-K) and subsequent Securities and Exchange Commission (SEC) filings. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise any forward-looking statements.

References to our 2022 Annual Report to shareholders (2022 Annual Report) and website references (including any hyperlinks) throughout this proxy statement are provided for convenience only, and the content in the 2022 Annual Report and on the websites is not incorporated by reference into this document.

Proxy statement summary

Your vote is important

How to vote your shares

You may vote if you were a shareholder as of the close of business on March 1, 2023.



Online before the meeting
www.proxyvote.com, or at the website indicated on the materials provided to you by your broker



By mail
Complete, sign, date, and return your proxy card in the envelope provided



By phone
Call the phone number located on the top of your proxy card



Online during the meeting
Attend our annual meeting virtually by logging into the virtual annual meeting website and vote by following the instructions provided on the website

Your vote is important—we want to hear from you and all of our other shareholders. On behalf of every shareholder account that votes, Bank of America will make a $1 charitable donation in equal parts to One Mind, the National Alliance on Mental Illness, and Mental Health UK.

One Mind is a leading mental health non-profit that focuses on healing the lives of individuals impacted by brain illness and injury and creates and supports brain health programs with the guiding vision of "healthy brains for all." The National Alliance on Mental Illness (NAMI) is the largest mental health organization in the U.S. NAMI provides support, education, and public awareness so that all individuals and families affected by mental illness can build better lives. Mental Health UK aims to increase knowledge and understanding on how to protect and maintain mental health through programs and services throughout the UK that support individuals with complex mental health needs.

Proposals for your vote	Board voting recommendation		Page
1. **Electing directors**	✔	FOR each nominee	8
2. **Approving our executive compensation (an advisory, non-binding "Say on Pay" resolution)**	✔	FOR	53
3. **A vote on the frequency of future "Say on Pay" resolutions (an advisory, non-binding "Say on Frequency" resolution)**	✔	EACH YEAR	82
4. **Ratifying the appointment of our independent registered public accounting firm for 2023**	✔	FOR	83
5. **Amending and restating the Bank of America Corporation Equity Plan**	✔	FOR	85
6.-11. **Shareholder proposals**	✖	AGAINST	93

To review our 2023 Proxy Statement, 2022 Annual Report, and other information relating to our 2023 annual meeting online, go to *https://investor.bankofamerica.com/events-and-presentations/annual-shareholder-meeting*.

Attending the annual meeting

To attend, vote, and submit questions during our annual meeting, visit *www.virtualshareholdermeeting.com/BAC2023* and enter the 16-digit control number found in the email or on the Notice of Internet Availability of Proxy Materials previously sent to you to notify you of the availability of our proxy materials, or on the proxy card or the voting instruction form or legal proxy provided to you by the broker that holds your shares. If you do not have a 16-digit control number, you may still attend the meeting as a guest in listen-only mode, but you will not be able to vote your shares or otherwise participate in the meeting. We encourage shareholders to log in to the website and access the webcast approximately 15 minutes before the annual meeting starts at 10:00 a.m., Eastern time. If you experience technical difficulties, please check your internet connectivity and contact our proxy voting intermediary, Broadridge, at 844-983-0876 or 303-562-9303. See "Attending our annual meeting" on page 115 for more information about attending the annual meeting online, including how to obtain a 16-digit control number if you do not have one.

If you need special assistance participating in the meeting because of a disability, please send your request in writing to our Corporate Secretary at Bank of America Corporation, Bank of America Corporate Center, 100 North Tryon Street, NC1-007-56-06, Charlotte, North Carolina 28255, by April 3, 2023, so your request may receive appropriate attention.

As always, we encourage you to vote your shares prior to the meeting.

Strategic objectives

"By driving Responsible Growth, we deliver for our shareholders AND deliver for the communities in which we operate. That is the 'genius of the AND'."—*Brian T. Moynihan, Chair and CEO*

The way we serve our stakeholders begins with one straightforward question: What would you like the power to do?

What would you like the power to do?®

At Bank of America, we ask this question every day of all those we serve. It is at the core of how we live our values, deliver our purpose and achieve Responsible Growth.

Our values

- Deliver together
- Act responsibly
- Realize the power of our people
- Trust the team

Our purpose

To help make financial lives better, through the power of every connection

Responsible growth

- We must grow and win in the market – no excuses
- We must grow with our customer-focused strategy
- We must grow within our risk framework
- We must grow in a sustainable manner

Eight lines of business—how we serve the core financial needs of people, companies, and institutions

People				Companies			Institutions
Retail Banking	Preferred Banking	Merrill	Private Bank	Business Banking	Global Commercial Banking	Global Corporate & Investment Banking	Global Markets
Consumer Banking		Global Wealth & Investment Management		Global Banking			Global Markets

Responsible Growth

At Bank of America, the work we do to deliver for our shareholders, our teammates, our communities, and for society is embedded in all of our operations and is integral to how we run our company—we call it Responsible Growth. Responsible Growth has four straightforward tenets:

- We must grow and win in the market—no excuses
- We must grow with our customer-focused strategy
- We must grow within our risk framework
- We must grow in a sustainable manner

As a financial institution, our company's success has always been—and will always be—dependent on the success of our clients, the strength of our communities, and the wellbeing of our employees. By focusing on Responsible Growth, in 2022 we delivered for those stakeholders AND drove profits for our shareholders. We are one of four U.S. companies that has reported over $15 billion in net income for eight years in a row (2015-2022). We also invested to position ourselves to do powerful things in 2023 and beyond.

2022 Company Performance — Responsible Growth

We must grow and win in the market — no excuses

$95.0B
revenues

$27.5B
net income

$1.9T
in deposits

$1.0T
in loans

We must grow with our customer-focused strategy

Added approx.
3M
active digital banking users

Experienced
1B+
digital logins a month

Gained
27K+
net new relationships for Global Wealth & Investment Management

1.1M
net new Consumer checking accounts

$742B
capital raised on behalf of Global Banking clients

$16.5B
Sales & Trading revenue, highest since 2010

We must grow within our risk framework

11.2%
CET1 regulatory capital ratio, in excess of the 10.4% regulatory minimum requirement under the Standardized approach

0.21%
net charge-offs as a percent of loans and leases outstanding

Lowest stressed credit loss rates among peers in
9 of past **10**
Federal Reserve CCAR exams

$12B
distributed to shareholders in dividends and repurchases

We must grow in a sustainable manner

Approx.
$360M
in philanthropic investments

$2B
in annual spend with diverse suppliers

Increased our U.S. minimum wage to
$22/hr
in next step toward $25 by 2025

Recognized
96%
of teammates with Sharing Success compensation awards

Sabbatical program
offering teammates 4-6 weeks paid time off starting at 15 years of service

Operational Excellence

is how we create the means to reduce costs by eliminating inefficiencies and reinvest savings in our teammates, our capabilities, our client-experiences, our communities, and our shareholders.

Total Shareholder Return (TSR)



1-Year TSR

-23.8%	Bank of America
-13.0%	Primary Competitor Group average
-15.2%	U.S. G-SIB average
-1.2%	All G-SIB average
-18.1%	S&P 500 Index
-21.4%	KBW Bank Index



3-Year TSR

0.7%	Bank of America
18.5%	Primary Competitor Group average
12.5%	U.S. G-SIB average
11.2%	All G-SIB average
24.7%	S&P 500 Index
-2.5%	KBW Bank Index



5-Year TSR

25.2%	Bank of America
26.0%	Primary Competitor Group average
18.0%	U.S. G-SIB average
3.5%	All G-SIB average
56.8%	S&P 500 Index
9.3%	KBW Bank Index



10-Year TSR

235.6%	Bank of America
214.2%	Primary Competitor Group average
192.2%	U.S. G-SIB average
96.4%	All G-SIB average
226.1%	S&P 500 Index
152.1%	KBW Bank Index

As of 12/31/22

"G-SIBs" are global systemically important banks designated by the Financial Stability Board as of November 23, 2021.

Primary competitor group consists of Citigroup Inc., The Goldman Sachs Group, Inc., JPMorgan Chase & Co., Morgan Stanley, and Wells Fargo & Company.

Governance objectives

Our Board of Directors oversees the development and execution of our strategy. The Board has adopted robust governance practices and processes consistent with our focus on driving Responsible Growth. Our Board has implemented a number of measures to enrich Board composition, enhance independent oversight, and increase its effectiveness. These measures align our corporate governance structure with achieving our strategic objectives, and enable our Board to oversee our culture of compliance and rigorous risk management.

Thoughtful, interconnected governance processes

Active independent oversight

- Our Lead Independent Director has robust and well-defined duties as set forth in our Corporate Governance Guidelines; these duties extend beyond those of a traditional lead director. See page 24.

- Our independent directors, including the Lead Independent Director and chairs of the Board's committees, meet directly with our company's primary regulators on a regular basis.

- Our independent directors meet privately in executive session on a regular basis without our Chair and CEO or other members of management present, and held 13 such executive sessions in 2022.

- Our Board formally reviews CEO and senior management succession at least twice annually, and assesses candidates during Board and committee meetings and in less formal settings. See page 28.

- Our independent directors review the CEO's annual performance and set his compensation. See page 32.

- Our Corporate Governance, ESG, and Sustainability Committee regularly reviews the Board's governance practices, including our Board's policy on outside board service. See page 11.

Year-round self-evaluation

- Our Board and committees conduct intensive and integrated self-evaluations. Annually, our directors formally assess Board effectiveness, with particular emphasis on areas such as Board composition, focus, culture, and process. See page 26.

- In addition to the formal self-evaluation process and executive sessions, our Lead Independent Director speaks individually with each independent Board member at least quarterly.

- The self-evaluations also confirm the appropriate mix of Board skills to oversee execution of our strategies and drive Responsible Growth.

- Directors routinely identify and request presentations on topics of interest, such as strategy, competitors, our digital transformation, emerging risks including cybersecurity and climate, and the company's sustainability activities.

- Our Board regularly assesses its optimal leadership structure. See page 24.

- Our Board receives shareholder input on its governance practices through extensive, year-round outreach. See page 35.

Enhanced director succession planning & recruitment

- Our Board is committed to orderly succession planning, regular renewal and refreshment, and diversity of thought and experience.

- Our Board has continuously enhanced the director succession planning and selection process, resulting in an experienced, diverse group of nominees. See page 8.

  Our Board utilizes a deliberate process to assess candidates and nominees, including reviewing independence, diversity, skills, experience, service on other boards, other time commitments, and any potential conflicts of interest.

- Our Board's rigorous onboarding and director education processes complement this enhanced recruitment process. See page 28.

- Our Board has adopted a formal Lead Independent Director and Chair emergency succession policy.

- Our Corporate Governance, ESG, and Sustainability Committee has responsibility for our Lead Independent Director succession process, as part of overall Board leadership succession planning.

- The Board, in coordination with the Board committees, also regularly considers committee membership composition.

Key statistics about our director nominees

13 of **14**
are independent

8.6
years average tenure

36%
are women

57%
racially, ethnically, and gender diverse

64%
have CEO-level experience

36%
have senior executive experience at financial institutions

Our shareholders inform and guide achievement of governance objectives

We interact with our investors in a variety of ways. Our Investor Relations team regularly meets with investors, prospective investors, and investment analysts. These meetings often include participation by our Chair and CEO, Chief Financial Officer, or line of business leaders, and they generally discuss how we drive our strategy and deliver for shareholders by focusing on Responsible Growth. In addition to the Investor Relations meetings, our Board and management also routinely engage with our shareholders and other stakeholders. Throughout 2022 and into 2023, we provided direct updates about our Board and our company to our 250 largest shareholders representing approximately 61% of our shares outstanding and to key stakeholders. During that same time period, our Lead Independent Director and senior management, including our Chief Human Resources Officer and Chief Administrative Officer, met with shareholders representing 2.5 billion of our shares outstanding (or approximately 52% of our shares outstanding held by institutional shareholders) and with other stakeholders to solicit their input on important corporate governance, executive compensation, and sustainability matters, including diversity and inclusion, economic opportunity, human capital management, and climate risk management. This ongoing exchange informs our Board's meeting agendas, and contributes to governance and disclosure enhancements that help us address the issues our shareholders and key stakeholders tell us matter most to them.

This engagement process is an important part of how we drive progress on our corporate governance objectives and our human capital, compensation, environmental, and other sustainability initiatives. Importantly, this engagement process complements Responsible Growth and assists us in achieving our strategic objectives, creating long-term value, maintaining our culture of compliance, and contributing to our sustainability activities.

Lionel Nowell, our Lead Independent Director, is an integral part of our year-round shareholder engagement process. Since being named the Lead Independent Director successor in the fall of 2020, he has participated in over 110 meetings with investors.

Our Board-driven shareholder engagement process

 **Deliberate, assess, and prepare**

Our Board **assesses and monitors:**

- investor sentiment
- shareholder voting results
- trends in governance, executive compensation, human capital management, regulatory, environmental, social, and other matters

Our Board **identifies and prioritizes** potential topics for shareholder engagement.

 **Outreach and engagement**

Our Lead Independent Director and executive management regularly meet with shareholders to **actively solicit input** on a range of issues, and report shareholder views to our Board.

A **two-way dialogue is maintained** to clarify and deepen our Board's understanding of shareholder concerns, and provide shareholders with insight into our Board's processes.

In 2022 and early 2023, our management also **engaged with investors** at virtual conferences and other forums.

 **Evaluate**

Shareholder input informs our Board's ongoing process of **continually enhancing governance** and other practices.

Our Board and executive management review shareholder input to **identify consistent themes**, and **research and evaluate** any identified issues or concerns.

 **Respond**

Our Board responds, as appropriate, through continued discussion with shareholders and enhancements to our policies, practices, and disclosures.

For more information on **governance enhancements** informed by shareholder input, please see page 37.

Compensation highlights

Pay-for-performance compensation philosophy

Our compensation philosophy is to pay for performance over the long term, as well as on an annual basis. Our performance considerations include both financial and non-financial measures—including the manner in which results are achieved. These considerations reinforce and promote Responsible Growth and maintain alignment with our Risk Framework.

Our executive compensation program provides a mix of salary, incentives, and benefits paid over time to align executive officer and shareholder interests. A majority of total variable compensation granted to named executive officers is in deferred equity-based awards, further encouraging long-term focus on generating sustainable growth.

By focusing on Responsible Growth, we continued to deliver strong results in 2022

2022 net income	2022 revenue	2022 end of period deposits	2022 CET1 capital ratio[1]
$27.5 billion	$95.0 billion	$1.9 trillion	11.2%

In recognition of our overall company performance in delivering Responsible Growth, and the CEO's individual performance, the Compensation and Human Capital Committee and the Board's independent directors determined the following 2022 compensation for our CEO:

- Total compensation, inclusive of base salary and equity-based incentives, of $30.0 million, compared to 2021 total compensation of $32.0 million
- Based on shareholder input and our Board's assessment, pay structure is unchanged from prior years
- 95% of Mr. Moynihan's total compensation is variable and directly linked to company performance. All CEO variable compensation was awarded in equity (as it has been since 2010)
- Half of Mr. Moynihan's variable compensation is performance restricted stock units (PRSUs) that must be re-earned based on sustained three-year average performance of key metrics (return on assets and growth in adjusted tangible book value)
- The remainder of the CEO's variable pay is 30% cash-settled restricted stock units (CRSUs) and 20% time-based restricted stock units (TRSUs) settled in stock; TRSUs will vest over four years, consistent with TRSUs granted the last two years
- Mr. Moynihan must hold 50% of net after-tax shares received from equity-based awards until one year after retirement



Compensation risk management features

- Mix of fixed and variable pay
- Balanced, risk-adjusted performance measures
- Pay-for-performance process that bases individual awards on actual results and how those results were achieved
- Review of independent control function feedback in performance

- Deferral of a majority of variable pay through equity-based awards
- Robust stock ownership requirements, and executive officers must hold 50% of net after-tax shares received from equity-based awards until retirement
- Use of multiple cancellation and clawback features for equity-based awards

Historical "Say on Pay" votes

Our Compensation and Human Capital Committee believes the results of last year's "Say on Pay" vote and input from our shareholder engagement affirmed our shareholders' support of our company's executive compensation program. This informed our decision to maintain a consistent overall approach in setting executive compensation for 2022.



See "Compensation discussion and analysis" on page 53.

(1) Common equity tier 1 (CET1) capital ratio.

Responsible Growth: Grow in a Sustainable Manner[1]

To grow in a sustainable manner, we share our success with our communities, make our company a great place to work for our teammates, and drive Operational Excellence[2] so that we can eliminate inefficiencies, reduce costs, and continue to invest in our capabilities, our teammates, our communities, and our shareholders. Learn more at *http://bankofamerica.com/responsiblegrowth*.

Our Board actively oversees our focus on growing in a sustainable manner

Board of Directors. Actively oversees our drive for Responsible Growth through comprehensive board governance and risk oversight practices that further the independent examination of our activities, processes, and strategies supporting Responsible Growth. The Board engages with management on: product and service offerings; diversity, equity, and inclusion; economic opportunity; human capital management; sustainable finance; and climate topics, including the company's net zero goal and climate risk management.

Board Committees

Audit Committee. Oversees the integrity of our financial reporting, including sustainability-related disclosures.

Compensation and Human Capital Committee. Oversees our human capital management practices.

Corporate Governance, ESG, and Sustainability Committee. Oversees social and environmental sustainability matters generally, other than human capital matters.

Enterprise Risk Committee. Oversees risks, including reputational and climate risks.

Management Committees

Responsible Growth Committee. Oversees our mandate to grow in a sustainable manner and works to accelerate our progress on social and environmental initiatives. Reports generally to the Corporate Governance, ESG, and Sustainability Committee on sustainability matters and reports related risks to the Management Risk Committee; supported by the ESG Disclosure sub-committee, which oversees our climate and other sustainability-related public disclosures.

Management Risk Committee. Oversees all company risks, including sustainability-related risks, such as climate risk. Reports to the Enterprise Risk Committee.

See "Board oversight of our drive for Responsible Growth" on page 38 for more information.

Our commitment to being a great place to work

Central to Responsible Growth is being a great place to work for our teammates. We deliver on this commitment by fostering a diverse and inclusive workplace so our workforce reflects the communities we serve, attracting and developing exceptional talent, expanding our benefits and resources to support the physical, emotional, and financial wellness of our teammates and their families, recognizing and rewarding performance, and providing a competitive starting wage. To promote transparency, accountability, and continued progress, we hold ourselves accountable each year by using third-parties to validate equal pay for equal work and by asking our workforce to tell us how we are doing in our Employee Satisfaction Survey, which includes a diversity and inclusion component. Our focus on being a great place to work is highlighted in the Human Capital Management update in our 2022 Annual Report, which accompanies this proxy statement, and is described in further detail in "Being a great place to work," starting on page 43.

Our commitment to sharing our success

Sharing success in our communities. For Responsible Growth to be sustainable, we must share our success with the communities in which we work and live. We do this in numerous ways. We help provide economic opportunities for diverse people and communities through access to lending and capital for homeowners, business owners, and entrepreneurs. Through our philanthropic partnerships, we focus on improving the lives of individuals and families by investing in basic needs, such as healthcare and hunger relief, workforce development, and education, while also strengthening broader community vitality by addressing needs related to affordable housing, small businesses, and neighborhood revitalization. Our commitment and how we share success with our communities is dynamic and multifaceted. Read about it in more detail in our 2022 Annual Report and under "Sharing success with our communities," starting on page 39.

Helping reach a clean energy future. Consistent with our drive for Responsible Growth, we continue to make progress on our strategy to support and finance the just transition in every dimension to an environmentally sustainable, low-carbon economy. This includes setting and disclosing milestone targets, engaging with clients to support their transition, investing in climate solutions, developing and reporting decision-useful metrics to drive progress, leading industry collaborations, and following guidance for transparency. We strive to be transparent and accountable, reporting on our climate goals and progress, including in our Environmental and Social Risk Policy Framework, our Approach to Zero, and our 2022 Task Force on Climate-Related Financial Disclosures (TCFD) Report. More details on our approach to addressing the clean energy transition and managing risk in our financing activities can be found in our 2022 Annual Report and under "Driving progress through our focus on environmental sustainability," starting on page 41 and in Proposals 8, 9, and 10 starting on page 98.

(1)   For cautionary information and forward-looking statements regarding Sustainability Information, see the "Table of contents" page to this proxy statement.
(2)   See our 2022 Annual Report for additional information.

Proposal 1: Electing directors

Our Board is presenting 14 nominees for election as directors at our annual meeting. All nominees currently serve as directors on our Board. Other than Mr. José (Joe) E. Almeida, who was appointed to our Board in September 2022, all nominees were elected by you at our 2022 annual meeting of shareholders. Each director elected at the meeting will serve until our 2024 annual meeting or until a successor is duly elected and qualified. Each director nominee has consented to being named in this proxy statement and to serving as a director if elected. If any nominee is unable to stand for election for any reason, the shares represented at our annual meeting may be voted for another candidate proposed by our Board, or our Board may choose to reduce its size.

Our Corporate Governance Guidelines provide that an individual who would be age 75 as of the time of election shall not be nominated for initial election to the Board, provided that the Board may approve the nomination for reelection of a director who would be age 75 at the time of the election, if, in light of all the circumstances, the Board determines that it is in the best interests of our company and shareholders. Current director R. David Yost, who has reached the retirement age of 75, is not standing for reelection and will retire at our annual meeting. In connection with Mr. Yost's retirement, the size of our Board will be reduced to 14 as of the annual meeting.

We provide an overview of the 14 nominees in the table below, including select skills and qualifications and the self-disclosed diversity attributes for each nominee. See "Our director nominees" on page 12 for more information about the nominees and board composition.

Nominee[1]	Indep.	Principal occupation	Other U.S.-listed company boards	Committee membership (C = chair)	Key skills/qualifications	Race/ ethnicity and gender
Sharon Allen Age 71 Director since 2012	Yes	Former Chairman, Deloitte LLP	1	AC (C) CGESC	• Financial Expertise; Audit/Financial Reporting • Risk Management • Strategic Planning	White Female
Joe Almeida Age 60 Director since 2022	Yes	Chairman, President and CEO Baxter International Inc.	1	AC CHCC	• Active Chief Executive Officer • Complex, Highly Regulated Businesses • Strategic Planning; Global Operations	Hispanic-Latino Male
Frank Bramble Age 74 Director since 2006	Yes	Former Executive Vice Chairman, MBNA Corporation	None	CGESC (C) ERC	• Financial Services Experience • Risk Expert • Bank of America Institutional Knowledge	White Male
Pierre de Weck Age 72 Director since 2013	Yes	Former Chairman and Global Head of Private Wealth Management, Deutsche Bank AG	None	CHCC ERC	• Financial Services Experience; Consumer, Corporate, and Investment Businesses • Global Perspective • Risk Management	White Male
Arnold Donald Age 68 Director since 2013	Yes	Former President and CEO, Carnival Corporation and Carnival plc	1	AC CHCC	• Retired Chief Executive Officer • Strategic Planning; Global Operations • Consumer Businesses; Business Development and Marketing	Black/African American Male
Linda Hudson Age 72 Director since 2012	Yes	Former Chairman and CEO, The Cardea Group, LLC; Former President and CEO, BAE Systems, Inc.	2	CHCC ERC	• Retired Chief Executive Officer • Cybersecurity, Technology, and Information Security • Strategic Planning; Global Operations	White Female
Monica Lozano Age 66 Director since 2006	Yes	Former CEO, College Futures Foundation; Former Chairman, US Hispanic Media Inc.; Lead Independent Director, Target Corporation	2	CHCC (C) ERC	• Public Policy • Human Capital • Bank of America Institutional Knowledge; Public Company Board Leadership	Hispanic-Latino Female
Brian Moynihan Age 63 Director since 2010	No	Chair and CEO, Bank of America Corporation	None	None	• Complex, Highly Regulated Businesses • Strategic Planning; Global Operations • Financial Services; Risk Management	White Male
Lionel Nowell Age 68 Director since 2013	Yes	Lead Independent Director, Bank of America Corporation; Former SVP and Treasurer, PepsiCo, Inc.	2	None	• Public Company Board Leadership • Financial Expertise; Audit/Financial Reporting • Strategic Planning	Black/African American Male
Denise Ramos Age 66 Director since 2019	Yes	Former CEO and President, ITT Inc.	2	AC CGESC	• Retired Chief Executive Officer • Financial Expertise; Audit/Financial Reporting • Strategic Planning; Global Operations	White Female

Nominee[1]	Indep.	Principal occupation	Other U.S.-listed company boards	Committee membership (C = chair)	Key skills/qualifications	Race/ ethnicity and gender
Clayton Rose Age 64 Director since 2018[2]	Yes	President, Bowdoin College	None	CHCC ERC (C)	• Financial Services Experience; Consumer, Corporate, and Investment Businesses • Risk Expert • Public Policy	White Male
Michael White Age 71 Director since 2016	Yes	Former Chairman, President, and CEO, DIRECTV; Lead Director, Kimberly-Clark Corporation	2	AC CHCC	• Retired Chief Executive Officer • Strategic Planning; Global Operations • Consumer Businesses; Business Development and Marketing	White Male
Thomas Woods Age 70 Director since 2016	Yes	Former Vice Chairman and SEVP, Canadian Imperial Bank of Commerce; Former Chairman, Hydro One Limited	None	AC CGESC	• Financial Services Experience • Risk Management • Financial Expertise; Audit/Financial Reporting	White Male
Maria Zuber Age 64 Director since 2017	Yes	VP for Research and E.A. Griswold Professor of Geophysics, Massachusetts Institute of Technology	1	CGESC ERC	• Cybersecurity, Technology, and Information Security • Risk Management • Strategic Planning	White Female

[1]   Age as of annual meeting date.
[2]   Dr. Rose previously served as a member of our Board from 2013 to 2015.

AC = Audit Committee
CGESC = Corporate Governance, Sustainability, and ESG Committee
CHCC = Compensation and Human Capital Committee
ERC = Enterprise Risk Committee

For information regarding the number of Board and Committee meetings held in 2022, please see page 28.

Identifying and evaluating director candidates

Board composition

Our Board oversees the business and affairs of the company. Our Board provides active and independent oversight of management. To carry out its responsibilities and set the appropriate tone at the top, our Board is keenly focused on the character, integrity, and qualifications of its members, and its leadership structure and composition.

Our Board believes our directors best serve our company and shareholders by possessing high personal integrity and character, demonstrated management and leadership ability, extensive experience within our industry and across sectors, and the ability to exercise their sound and independent judgment in a collegial manner.

Our Board seeks directors whose complementary knowledge, experience, and skills provide a broad range of perspectives and leadership expertise in financial services and other global, highly complex and regulated industries, strategic planning and business development, business operations, marketing and distribution, technology, cybersecurity, risk management and financial controls, human capital management, corporate governance, public policy, and other areas important to our company's strategy and oversight. Our Board assesses directors' age and tenure, and Board continuity; it strives to achieve a balance between the perspectives of new directors and those of longer-serving directors with industry and institutional insights. Our Board also evaluates whether directors are able to devote the time necessary to discharge their duties considering the time commitment involved in serving on the Board and its committees.

Our Board views diversity as a priority and seeks representation across a range of attributes. It regularly assesses our Board's diversity when identifying and evaluating director candidates. In addition, our Corporate Governance, ESG, and Sustainability Committee follows applicable regulations in confirming that our Board includes members who are independent, possess financial literacy and expertise, an understanding of risk management principles, policies, and practices, and have experience in identifying, assessing, and managing risk exposures.

Our current Board, including the 14 director nominees, reflects the Board's commitment to identify, evaluate, and nominate candidates who possess personal qualities, qualifications, skills, and diversity of backgrounds, and provide a mix of tenures that, when taken together, best serve our company and our shareholders. See "Electing Directors" on page 8 and "Our director nominees" on page 12.

Succession planning and the director recruitment process

Our Board regularly reviews and renews its composition. Our Corporate Governance, ESG, and Sustainability Committee is responsible for identifying and recommending director candidates to our Board for nomination using a director selection process that has been reviewed and acknowledged by our primary bank regulators. The Board, in coordination with the Board committees, also regularly considers Board leadership succession planning and committee membership composition.



Assess	Identify	Evaluate	Recommend
Thoughtful self-evaluation process to develop a list of qualifications and skills, including diversity, sought in new directors; guided by Corporate Governance, ESG, and Sustainability Committee	Information provided to third-party search firms; potential candidates identified	Corporate Governance, ESG, and Sustainability Committee reviews available information on prospective nominees, regardless of recommending party	Board recommends candidates to shareholders

Assess. The Committee regularly reviews the mix of individual directors on our Board to assess the overall Board composition. Among other factors, the Committee considers our company's strategy and needs; our directors' experiences, diversity, tenure, and age; and the attributes and qualifications our Board identifies in its self-evaluations to develop criteria for potential candidates and assess whether these attributes and qualifications are additive to our overall Board composition.

To maintain a vibrant mixture of viewpoints, and benefit from the fresh perspectives brought by new directors and the institutional knowledge and industry insights of directors having longer experience on our Board, the Committee reviews measures that enhance the Board's succession planning process, including the appropriate retirement age and related tenure limitations, and ability to commit the time necessary in service to our company.

For additional information on the average tenure of directors serving on our Board and each director's tenure, see "Our director nominees" on page 12. For additional details on Board oversight of our directors' time commitment, see "Director time commitment" on the next page.

Identify. To drive effective Board renewal and director and Board leadership succession planning, the Committee has a regularly recurring agenda item to develop and review a diverse group of potential director candidates. Based on the factors and criteria developed in the assessment phase, the Committee engages third-party search firms to identify potential candidates for review. It considers and provides feedback on the then-current pool of director talent identified by search firms. The search firms periodically update the list of potential director candidates based on Committee and Board input.

In 2022, the Committee continued to develop the pool of potential director candidates using multiple external search firms. In its work with the external search firms, the Committee emphasizes the importance of diversity by requesting the inclusion of diverse candidates in its consideration of potential directors. Potential director candidates possess professional experiences and racial, ethnic, gender, nationality, and other relevant attributes aligned with Committee-specified criteria and with the qualities identified by our Board in recent self-evaluations. See "Board evaluation" on page 26 for additional information on our Board's self-evaluation process. The Committee also considers candidates proposed by management and by our shareholders.

In 2022, Mr. Almeida was identified by an external search firm for inclusion in the pool of potential director candidates, and was appointed to the Board following Committee evaluation and nomination.

Evaluate. The Committee has an established process for evaluating director candidates that it follows regardless of who recommends the candidate for consideration. During this process, the Committee reviews available or self-identified information regarding each candidate, including, but not limited to, professional qualifications, experience, and expertise, as well as race, ethnicity, gender, nationality, national origin, sexual orientation, military service, and other diverse characteristics. The Committee also reviews the candidate's independence, absence of conflicts, and any reputational risk considerations.

Our Board understands the time commitment involved in serving on the Board and its committees. The Committee assesses directors' time commitment to the Board throughout the year, including through the annual formal self-evaluation process. The Committee evaluates whether candidates and serving directors are able to devote the time necessary to discharge their duties as directors, taking into account primary occupations, memberships on other boards, and other responsibilities. Prior to the annual renomination of currently serving directors, the Committee also assesses these factors. Once elected, directors are expected to seek Committee approval prior to joining the board of another public company. Directors who change principal occupations must offer to resign from the Board, subject to further evaluation by the Committee and the Lead Independent Director.

Recommend. The Board selected our 14 director nominees based on their satisfaction of the core attributes described on pages 9 and 10, and the belief that each can continue making substantial contributions to our Board and company. Our Board believes our nominees' breadth of experience and their diversity and mix of attributes strengthen our Board's independent leadership and effective oversight of management, in the context of our company's businesses, our industry's operating environment, and our company's long-term strategy.

Director diversity

In its work with the external search firms, the Committee emphasizes the importance of diversity by requesting the inclusion of diverse candidates in its consideration of potential directors. When evaluating director candidates, the Committee reviews available or self-identified information regarding each candidate, including, but not limited to, professional qualifications, experience, and expertise, as well as race, ethnicity, gender, nationality, national origin, sexual orientation, military service, and other diverse characteristics.

Director time commitment

Through the Committee, the Board regularly reviews and closely monitors shareholders' views on the appropriate number of public company boards on which directors may serve. The Committee considers: the proxy voting guidelines of our major shareholders; input from our shareholders during our engagement discussions; voting policies of the major proxy advisory firms; corporate governance guidelines adopted by other public companies; board trends at peer and other significant public companies; and advice from outside advisors.

In 2022, at the Committee's recommendation, our Board amended its policy on outside board service set forth in the Corporate Governance Guidelines. The revised policy limits the maximum number of public company boards on which a director on our Board may serve to four public companies (including our Board), and specifies that any public company chief executive officer who serves as a director on our Board may not serve on the boards of more than two public companies (including our Board). In early 2023, the Committee reviewed the directors' time commitments, including their leadership roles on other public company boards as well as their private company and non-profit board service, where applicable. The Committee also reviewed the publicly available voting policies of our largest investors that address director time commitment and overboarding.

All of our directors and director nominees comply with the Board's outside board service policy.

Our director nominees

Our director nominees represent a diverse range of qualifications and skills:

- They are seasoned leaders who have held an array of leadership positions in complex, highly regulated businesses (including banks and other financial services organizations)

- They have served as chief executives and in senior positions in the areas of risk, operations, finance, technology, and human capital

- They bring deep and diverse experience in public and private companies, financial services, academia, the public sector, nonprofit organizations, and other domestic and international businesses

- They represent diverse backgrounds and viewpoints

- They are experienced in regulated, non-financial services industries and organizations, adding to our Board's understanding of overseeing a business subject to governmental oversight, and enhancing the diversity of our Board with valuable insights and fresh perspectives that complement those of our directors with specific experience in banking or financial services

- They strengthen our Board's oversight capabilities by having varied lengths of tenure that provide historical and new perspectives about our company

Director nominee highlights

NOMINEE DIVERSITY



4 of 14
are people of color

5 of 14
are women

- Hispanic-Latino
- Black/African-American
- Women

36%
are women

57%
are racially, ethnically, and gender diverse

93%
are independent

RANGE OF TENURE(1)



4
5 years

7
> 5-10 years

3
10+ years

8.6 years
average tenure

(1) Our director nominees' tenure is calculated by full years of completed service based on date of initial appointment as of our annual meeting date.

NOMINEE EXPERIENCE

Audit/Financial Reporting — 13

Consumer, Corporate, and Investment Businesses; Business Development and Marketing — 11

Technology, Cybersecurity, and Information Security — 5

Sustainability and Social Responsibility — 10

Complex, Highly Regulated Businesses — 13

Financial Services — 6

Government, Academia, Public Policy, and Regulatory Affairs — 2

Human Capital Management and Succession Planning — 10

Public Company Board Service and Corporate Governance — 9

Global Perspective — 12

Risk Management — 13

Strategic Planning — 14

 **Our Board recommends a vote "FOR" each of the 14 nominees listed below for election as a director (Proposal 1).**

Set forth below are each nominee's name, age as of our annual meeting date, principal occupation, business experience, and U.S.-listed public company directorships held during the past five years. We also discuss the qualifications, attributes, and skills that led our Board to nominate each for election as a Bank of America director.



Sharon L. Allen

Age: 71

Director since:
August 2012

*Former Chairman,
Deloitte LLP (Deloitte)*

Other U.S.-listed company boards:
Albertsons Companies, Inc;
Past five years:
First Solar, Inc.

Ms. Allen is an experienced director who brings deep auditing and consulting services, financial reporting, and corporate governance experience to our Board. As a corporate leader, Ms. Allen has broad experience leading and working with large, complex businesses and brings an international perspective on risk management and strategic planning. During her nearly 40-year career with Deloitte, the largest professional services organization in the U.S. and member firm of Deloitte Touche Tohmatsu Limited (DTTL), she became the first woman elected to serve as Chairman of the Board and also served as a member of DTTL's Global Board of Directors, the chair of its Global Risk Committee, and the U.S. representative of its Global Governance Committee. During her tenure at Deloitte, Ms. Allen oversaw relationships with major multinational corporations and provided oversight and guidance to management.

Other leadership experience and service:

- Former Director and Chair of the National Board of Directors of the YMCA of the USA, a leading nonprofit organization for youth development, healthy living, and social responsibility

- Former Vice Chair of the Board of Trustees of the Autry National Center, the governing body of the Autry Museum of the American West

- Appointed by President George W. Bush to the President's Export Council, which advised the President on export enhancement

Professional highlights:

- Served as Chairman of Deloitte, a firm that provides audit, consulting, financial advisory, risk management, and tax services, as the U.S. member firm of DTTL from 2003 to 2011

- Employed at Deloitte for nearly 40 years in various leadership roles, including Partner and Regional Managing Partner, responsible for audit and consulting services for a number of Fortune 500 and large private companies

- Former member of the Board of Directors of First Solar, Inc. and its Technology Committee, and Chair of its Audit Committee

- Member of the Board of Directors of Albertsons Companies, Inc. and its Audit & Risk Committee, and Chair of its Governance, Compliance & ESG Committee

- Member of the Global Board of Directors, Chair of the Global Risk Committee, and U.S. Representative on the Global Governance Committee of DTTL from 2003 to 2011



José (Joe) E. Almeida

Age: 60

Director since:
September 2022

Chairman, President, and Chief Executive Officer, Baxter International Inc. (Baxter)

Other U.S.-listed company boards:
Baxter
Past five years:
Walgreens Boots Alliance, Inc.

Mr. Almeida is an active chief executive officer and public company director with experience leading large, global companies subject to regulatory oversight. His service as a board member in a variety of industries also brings additional perspectives to our Board. As Chairman, President, and Chief Executive Officer of Baxter, Mr. Almeida is leading the company through a period of transformation driven by innovation, operational excellence, and strategic execution. Prior to joining Baxter, Mr. Almeida served as chairman, president and chief executive officer of Covidien plc and served in leadership roles at Tyco Healthcare (Covidien's predecessor), Wilson Greatbatch Technologies Inc., American Home Products' Acufex Microsurgical division, and Johnson & Johnson's Professional Products division. He began his career as a management consultant at Andersen Consulting (Accenture) and previously served on the boards of Walgreens Boots Alliance, Inc., Analog Devices, Inc., EMC Corporation, State Street Corporation and Covidien plc.

Other leadership experience and service:

- Serves on the Board of Trustees of Northwestern University

Professional highlights:

- Chairman of the Board, President and CEO of Baxter, a global medtech leader, effective January 1, 2016. Began serving as an executive officer of Baxter in October 2015

- Served as Senior Advisor with The Carlyle Group, a multinational private equity, alternative asset management and financial services corporation, from May 2015 to October 2015

- Served as the Chairman, President and Chief Executive Officer of Covidien, a global healthcare products company, from March 2012 through January 2015, prior to the acquisition of Covidien by Medtronic plc, and President and Chief Executive Officer of Covidien from July 2011 to March 2012

- Prior to becoming Covidien's President and Chief Executive officer, served in several leadership roles at Covidien, including President of its Worldwide Medical Devices business; also served as President of International and Vice President of Global Manufacturing for Covidien's predecessor, Tyco Healthcare

- Served on the boards of directors of: Walgreens Boots Alliance, Inc. from 2017 to 2022, including on its Compensation Committee; State Street Corporation from 2013 to 2015, including on its Executive Compensation Committee; Analog Devices, Inc. during 2015; and EMC Corporation from 2014 to 2015

- Served on the Board of Trustees of Partners in Health from 2013 to 2021



Frank P. Bramble, Sr.

Age: 74

Director since:
January 2006

Former Executive Vice Chairman, MBNA Corporation (MBNA)

Mr. Bramble is a veteran financial services executive with broad-ranging financial services experience, and international perspective. He also brings institutional insights to our Board, having held leadership positions at two financial services companies acquired by our company (MBNA, acquired in 2006, and MNC Financial Inc., acquired in 1993). As a former executive officer of one of the largest credit card issuers in the U.S. and a major regional bank, Mr. Bramble has dealt with a wide range of issues important to our company, including risk management, credit cycles, sales and marketing to consumers, corporate governance, and audit and financial reporting.

Other leadership experience and service:

- Emeritus member of the Board of Visitors of Towson University and guest lecturer in business strategy and accounting from 2006 to 2008

Professional highlights:

- Served as Chairman of the Board of Trustees from July 2014 to June 2016 and Interim President from July 2013 to June 2014 of Calvert Hall College High School in Baltimore, Maryland

- Served as Executive Vice Chairman from July 2002 to April 2005 and Advisor to the Executive Committee from April 2005 to December 2005 of MBNA, a financial services company acquired by Bank of America in January 2006

- Served as the Chairman, President, and Chief Executive Officer at Allfirst Financial, Inc., MNC Financial Inc., Maryland National Bank, American Security Bank, and Virginia Federal Savings Bank

- Served as a member of the Board of Directors, from April 1994 to May 2002, and Chairman, from December 1999 to May 2002, of Allfirst Financial, Inc. and Allfirst Bank, U.S. subsidiaries of Allied Irish Banks, p.l.c.

- Began his career as an audit clerk at the First National Bank of Maryland



Pierre J.P. de Weck

Age: 72

Director since:
July 2013

Former Chairman and Global Head of Private Wealth Management, Deutsche Bank AG

Mr. de Weck is a Swiss national based in Europe with deep knowledge of the global financial services industry. As a senior executive with a tenure of nearly three decades in global financial services, including as a member of the Group Executive Committee and Global Head of Private Management of Deutsche Bank AG in London, and as Chief Executive Officer of North America, Chief Executive Officer of Europe, and a member of the Group Executive Board at UBS AG, and as Chief Executive Officer of UBS Capital, Mr. de Weck has extensive experience in risk management, including credit risk management. He brings valuable international perspective to our company's business activities, including to our European subsidiaries through his service on the Boards of Directors of Merrill Lynch International (MLI), our U.K. broker-dealer subsidiary, and BofA Securities Europe S.A. (BofASE), our French broker-dealer subsidiary.

Professional highlights:

- Served as the Chairman and Global Head of Private Wealth Management and as a member of the Group Executive Committee of Deutsche Bank AG from 2002 to May 2012

- Served on the Management Board of UBS from 1994 to 2001; as Head of Institutional Banking from 1994 to 1997; as Chief Credit Officer and Head of Private Equity from 1998 to 1999; and as Head of Private Equity from 2000 to 2001

- Held various senior management positions at Union Bank of Switzerland, a predecessor firm of UBS, from 1985 to 1994

- Chair of the Board of Directors of MLI (and previously chair of the MLI Board's Risk Committee), and Chair of the Board of Directors of BofASE



Arnold W. Donald

Age: 68

Director since:
January 2013

Former President and Chief Executive Officer, Carnival Corporation and Carnival plc (Carnival)

Other U.S.-listed company boards:
Salesforce, Inc.
Past five years:
Carnival; Crown Holdings, Inc.

Mr. Donald has more than three decades of strategic planning, global operations, and risk management experience in regulated, consumer, retail, and distribution businesses, including through his service as President and Chief Executive Officer of Carnival, one of the world's largest leisure travel companies with operations worldwide, his leadership roles with global responsibilities at Monsanto, and his experience as a public company director. Through his leadership of non-profit organizations, including The Executive Leadership Council and the Juvenile Diabetes Research Foundation International, Mr. Donald also brings focus and perspective on our work to promote equality, diversity and inclusion, and advance economic opportunity for our employees and the communities we serve.

Other leadership experience and service:

- Appointed by President Clinton and re-appointed by President George W. Bush to the President's Export Council

Professional highlights:

- President, Chief Executive Officer, and Chief Climate Officer of Carnival, a cruise and vacation company from July 2013 to November 2022; began serving on Carnival's Board of Directors in 2001

- Served as President and Chief Executive Officer from November 2010 to June 2012 of The Executive Leadership Council, a nonprofit organization providing a professional network and business forum to African-American executives at major U.S. companies

- President and Chief Executive Officer of the Juvenile Diabetes Research Foundation International from January 2006 to February 2008

- Served as Chairman and Chief Executive Officer of Merisant from 2000 to 2003, a privately held global manufacturer of tabletop sweeteners, and remained as Chairman until 2005

- Joined Monsanto in 1977 and held several senior leadership positions with global responsibilities, including President of its Agricultural Group and President of its Nutrition and Consumer Sector, over a more than 20-year tenure

- Served as a member of the Board of Directors of Crown Holdings, Inc. and member of its Compensation Committee; served as a member of the Board of Directors of Carnival and member of its Executive Committee

- Member of the Board of Directors of Salesforce, Inc.



Linda P. Hudson

Age: 72

Director since:
August 2012

Former Chairman and Chief Executive Officer, The Cardea Group, LLC

Former President and Chief Executive Officer, BAE Systems, Inc. (BAE)

Other U.S.-listed company boards:
Trane Technologies plc (formerly Ingersoll-Rand plc); TPI Composites, Inc.
Past five years:
The Southern Company

Ms. Hudson has extensive executive leadership experience. She brings international perspective, geopolitical insights, and broad knowledge in strategic planning, global operations, and risk management to our Board through a career in the defense, aerospace, and security industries that spanned more than 40 years. As the former President and Chief Executive Officer of BAE and the first woman to lead a major national security corporation, Ms. Hudson oversaw a global, highly regulated, and complex U.S.-based defense, aerospace, and security company, wholly owned by London-based BAE Systems plc (BAE Systems), where she also served as an executive director. Through her leadership positions, including with General Dynamics Corporation and its armament and technical products division, Ms. Hudson also brings focus and perspective to the Board's oversight of technology and related risks, including cybersecurity risks.

Other leadership experience and service:

- Elected member to the National Academy of Engineering, one of the highest professional honors accorded an engineer

- Member of the Board of Directors of the University of Florida Foundation, Inc. and the advisory board of the University of Florida Engineering Leadership Institute

- Former member of the Charlotte Center Executive Board for the Wake Forest University School of Business

- Former member of the Board of Trustees of Discovery Place, a nonprofit education organization dedicated to inspiring exploration of the natural and social world

- Member of the Board of Directors of UF Health, the health care system affiliated with the University of Florida College of Medicine

Professional highlights:

- Chairman and Chief Executive Officer of The Cardea Group, LLC, a management consulting business, from May 2014 to January 2020

- Served as CEO Emeritus of BAE, a U.S.-based subsidiary of BAE Systems, a global defense, aerospace, and security company headquartered in London, from February 2014 to May 2014, and as President and Chief Executive Officer of BAE from October 2009 until January 2014

- Served as President of BAE Systems' Land and Armaments operating group, the world's largest military vehicle and equipment business, from October 2006 to October 2009

- Prior to joining BAE, served as Vice President of General Dynamics Corporation and President of its Armament and Technical Products business; held various positions in engineering, production operations, program management, and business development for defense and aerospace companies

- Served as a member of the Executive Committee and as an executive director of BAE Systems from 2009 until January 2014 and as a member of the Board of Directors of BAE from 2009 to April 2015

- Served as a member of the Board of Directors of The Southern Company and its Nominating, Governance and Corporate Responsibility Committee and Operations, Environmental and Safety Committee from 2014 to July 2018

- Member of the Board of Directors of Trane Technologies plc (formerly Ingersoll-Rand plc) and its Compensation Committee, Sustainability, Corporate Governance and Nominating Committee, and Technology and Innovation Committee

- Member of the Board of Directors of TPI Composites, Inc. and its Nominating and Corporate Governance Committee and Technology Committee



Monica C. Lozano

Age: 66

Director since:
April 2006

Former Chief Executive Officer, College Futures Foundation

Former Chairman, US Hispanic Media Inc.

Lead Independent Director, Target Corporation

Other U.S.-listed company boards:
Apple Inc.;
Target Corporation

Ms. Lozano has a broad range of leadership experience in public and private sectors and a track record as a champion for equality, opportunity, and representation. As Chief Executive Officer of College Futures Foundation, a charitable foundation focused on increasing the rate of bachelor's degree completion among California student populations who are low-income and have had a historically low college success rate, she worked to increase the rate of college graduation and improve opportunity for low-income students and students of color in California. With 30 years at La Opinión, the largest Spanish-language newspaper in the U.S., including as editor and publisher, as Chairman and Chief Executive Officer of its parent company, ImpreMedia LLC, and as co-founder of the Aspen Institute Latinos and Society Program, Ms. Lozano possesses deep insights into the issues that impact the Hispanic-Latino community. As a director serving on the boards of large organizations with diversified international operations, including Apple Inc. and Target Corporation, and previously The Walt Disney Company, Ms. Lozano has long standing experience overseeing matters ranging from corporate governance, human capital management, executive compensation, to risk management and financial reporting. In addition, as a member of California's Task Force on Jobs and Business Recovery, Ms. Lozano provides valuable perspective on important public policy, societal, and economic issues relevant to our company.

Other leadership experience and service:

- Member of California's Task Force on Jobs and Business Recovery
- Served as a member of President Obama's Council on Jobs and Competitiveness from 2011 to 2012 and served on President Obama's Economic Recovery Advisory Board from 2009 to 2011
- Serves on and former Chair of the Board of Directors of the Weingart Foundation
- Served as the Chair of the Board of Regents of the University of California, as a member of the Board of Trustees of The Rockefeller Foundation, as a member of the Board of Trustees of the University of Southern California, and as a member of the State of California Commission on the 21st Century Economy

Professional highlights:

- Chief Executive Officer of College Futures Foundation from December 2017 to July 2022 and member of the Board of Directors from December 2019 to July 2022
- Served as Chair of the Board of Directors of U.S. Hispanic Media Inc., the parent company of ImpreMedia, a leading Hispanic news and information company, from June 2014 to January 2016
- Served as Chairman of ImpreMedia from July 2012 to January 2016, Chief Executive Officer from May 2010 to May 2014, and Senior Vice President from January 2004 to May 2010
- Served as Publisher of La Opinión, a subsidiary of ImpreMedia and the leading Spanish–language daily print and online newspaper in the U.S., from 2004 to May 2014, and Chief Executive Officer from 2004 to July 2012
- Lead Independent Director of the Board of Directors of Target Corporation and member of its Governance & Sustainability Committee, Chair of its Compensation & Human Capital Management Committee
- Member of the Board of Directors of Apple Inc. and its Audit and Finance Committee



Brian T. Moynihan

Age: 63

Director since:
January 2010

*Chair of the Board and
Chief Executive Officer,
Bank of America
Corporation*

As our Chief Executive Officer, Mr. Moynihan leads a team of more than 210,000 employees focused on driving Responsible Growth for our teammates, clients, communities, and shareholders. Under his leadership, the company provides core financial services to three client groups through our eight lines of business. This has delivered record earnings and significant capital return to shareholders. Mr. Moynihan has demonstrated leadership qualities, management capability, knowledge of our business and industry, and a long-term strategic perspective. In addition, he has many years of international and domestic financial services experience, including wholesale and retail businesses.

Other leadership experience and service:

- Member of Board of Fellows of Brown University (Chair of the Watson Institute Board of Governors)
- Member of Advisory Council of Smithsonian's National Museum of African American History and Culture
- Member of Charlotte Executive Leadership Council
- Chairman of Massachusetts Competitive Partnership

Professional highlights:

- Appointed Chair of the Board of Directors of Bank of America Corporation in October 2014 and President and Chief Executive Officer in January 2010. Prior to becoming Chief Executive Officer, Mr. Moynihan ran each of the company's operating units
- Member (and prior Chair) of the Board of Directors of Bank Policy Institute (Chair of the Global Regulatory Policy Committee)
- Member (and prior Chair) of Financial Services Forum
- Chair of the Supervisory Board of The Clearing House Association L.L.C.
- Member of Business Roundtable
- Member (and prior Chairman) of the World Economic Forum's International Business Council (Chair of Stakeholder Capitalism Metrics Initiative)
- Chairman of the Board of The U.S. Council on Competitiveness
- Former Member (and prior President) of the Federal Advisory Council of the Federal Reserve Board
- Chair of the Sustainable Markets Initiative



Lionel L. Nowell III

Age: 68

Director since:
January 2013

Lead Independent Director, Bank of America Corporation

Former Senior Vice President and Treasurer, PepsiCo, Inc. (Pepsi)

Other U.S.-listed company boards:
Ecolab Inc.; Textron Inc.
Past five years:
American Electric Power Company, Inc.

Mr. Nowell is an active board leader with a deep range of corporate audit, financial expertise, risk management, operational, and strategic planning experience. During his more than 30-year career with multinational consumer products conglomerates, he oversaw the worldwide corporate treasury functions, including debt and investment activities, capital markets strategies, and foreign exchange as Senior Vice President and Treasurer of Pepsi, finance functions as Chief Financial Officer of Pepsi Bottling Group, and held responsibilities for strategy and business development as a Senior Vice President at RJR Nabisco. Mr. Nowell brings a robust corporate governance and board leadership perspective through his current and prior service on public company boards across varying industries and through his ongoing dialogue with institutional shareholders as our Board's Lead Independent Director.

Other leadership experience and service:

- Dean's Advisory Council at The Ohio State University Fisher College of Business

Professional highlights:

- Served as Senior Vice President and Treasurer of Pepsi, a leading global food, snack, and beverage company, from 2001 to May 2009, and as Chief Financial Officer of The Pepsi Bottling Group and Controller of Pepsi

- Served as Senior Vice President, Strategy and Business Development at RJR Nabisco, Inc. from 1998 to 1999

- Held various senior financial roles at the Pillsbury division of Diageo plc, including Chief Financial Officer of its Pillsbury North America, Pillsbury Foodservice, and Häagen-Dazs divisions, and also served as Controller and Vice President of Internal Audit of the Pillsbury Company

- Served as Lead Director of the Board of Directors of Reynolds American, Inc. from January 2017 to July 2017 and as a Board member from September 2007 to July 2017

- Served as a member of the Board of Directors of American Electric Power Company, Inc., chair of its Audit Committee, member of its Directors and Corporate Governance, Policy, Executive, and Finance Committees

- Member of the Board of Directors of Ecolab Inc. and its Audit Committee and Finance Committee

- Member of the Board of Directors of Textron Inc. and Chair of its Audit Committee

- As our Board's Lead Independent Director Mr. Nowell has an extensive set of responsibilities that brings him into frequent communications with our primary regulators, institutional shareholders, other stakeholders and our employees and customers. See also page 24

- In 2022, Mr. Nowell was named "Independent Director of the Year" by *Corporate Board Member*



Denise L. Ramos

Age: 66

Director since:
July 2019

Former Chief Executive Officer and President, ITT Inc. (ITT)

Other U.S.-listed company boards:
Phillips 66; Raytheon Technologies Corporation
Past five years:
ITT Inc.

Ms. Ramos is an experienced public company executive who brings global business leadership, financial expertise, and strategic planning experience to our Board. Ms. Ramos served as Chief Executive Officer of ITT, a diversified manufacturer of engineered components and customized technology solutions for the transportation, industrial, and energy markets, focusing on innovation and technology. She was Chief Financial Officer at ITT, Furniture Brands International, and the U.S. KFC division of Yum! Brands, and served as the corporate treasurer at Yum! Brands. Through her public company board service on the Boards of Phillip 66 and Raytheon Technologies, Ms. Ramos brings board-level insights into issues facing complex, regulated global public companies and oversight experience in finance, audit, corporate governance, public policy, and sustainability.

Professional highlights:

- Chief Executive Officer and President of ITT, a diversified manufacturer of critical components and customized technology solutions, from 2011 to 2019; Senior Vice President and Chief Financial Officer of ITT from 2007 to 2011

- Served as Chief Financial Officer for Furniture Brands International, a former home furnishings company, from 2005 to 2007

- Served in various roles at Yum! Brands Inc., an American fast-food company, from 2000 to 2005, including Chief Financial Officer of the U.S. Division of KFC Corporation and as Senior Vice President and Treasurer

- Began her career at Atlantic Richfield Company, where she spent 21 years in a number of finance positions

- Member of the Board of Directors of Phillips 66 and its Audit and Finance, Nominating and Governance, and Executive Committees, and Chair of its Public Policy and Sustainability Committee

- Member of the Board of Directors of Raytheon Technologies Corporation and its Audit and Finance Committees



Clayton S. Rose

Age: 64

Director since:
October 2018

President, Bowdoin College

Dr. Rose is an executive leader in academics and the private sector, who brings public policy and social thought leadership, and broad global financial services, strategic, and risk management experiences to our Board. As President of Bowdoin College, Dr. Rose has a legacy advancing diversity, equity, and inclusion; increasing access and opportunity for students; addressing mental health challenges facing youth; and promoting sustainability. During his tenure on the faculty of the Harvard Business School, Dr. Rose taught and wrote on issues of leadership, ethics, the financial crisis, and the role of business in society. Dr. Rose spent the first 20 years of his career with JPMorgan Chase & Co. and its predecessor company, where he retired as Vice Chairman after holding leadership positions in investment banking, equities, securities, derivatives, and corporate finance divisions and leading the company's diversity, equity and inclusion initiatives. Following retirement from JPMorgan Chase, Dr. Rose received a master's degree and PhD with distinction in sociology from the University of Pennsylvania focusing on issues of race in America. Dr. Rose has served on several financial institutions boards and currently serves as Chair of the Board of Trustees of the Howard Hughes Medical Institute, the U.S.'s largest private supporter of academic biomedical research.

Other leadership experience and service:

- Trustee and Chair of the Board of Trustees for Howard Hughes Medical Institute and formerly Chair of the Audit and Compensation Committee

- Served on the company's Board of Directors from 2013 to 2015

Professional highlights:

- President of Bowdoin College; retirement announced for June 30, 2023

- Held various other roles in academia, including Professor of Management Practice at Harvard Business School

- Served as Vice Chairman, headed two lines of business– Global Investment Banking and Global Equities–and was a member of JPMorgan Chase's senior management team during his approximately 20-year tenure at JPMorgan Chase

- Served as a member of the Boards of Directors of XL Group, plc, Federal Home Loan Mortgage Corporation (Freddie Mac), and Mercantile Bankshares Corp.



Michael D. White

Age: 71

Director since:
June 2016

Former Chairman, President, and Chief Executive Officer, DIRECTV

Lead Director, Kimberly-Clark Corporation

Other U.S.-listed company boards:
Kimberly-Clark Corporation; Whirlpool Corporation

Mr. White is a seasoned executive and public company director who, as Chief Executive Officer of DIRECTV, led the global operations and strategic direction of complex and highly regulated multinational consumer retail and distribution businesses. He possesses executive and board leadership experience and provides broad ranging operational and strategic insights, an international perspective, and financial expertise to our Board. Mr. White was President, Chief Executive Officer and Chairman of the board of directors of DIRECTV, where he oversaw the operations and strategic direction of the company in the U.S. and in Latin America. Prior to joining DIRECTV, he served as the Chief Executive Officer of PepsiCo International; Frito-Lay's Europe, Africa, and Middle East division; and Snack Ventures Europe, PepsiCo's partnership with General Mills International. He also served as Chief Financial Officer of PepsiCo., Inc., Pepsi-Cola Company worldwide, and Frito-Lay International. Mr. White began his career as a management consultant at Bain & Company and Arthur Andersen & Co. Mr. White currently is a director on boards of public companies with extensive global operations where he holds board leadership positions.

Other leadership experience and service:

- Member of the Boston College Board of Trustees

- Vice Chair of The Partnership to End Addiction

Professional highlights:

- Served as Chairman, President and Chief Executive Officer of DIRECTV, a leading provider of digital television entertainment services, from January 2010 to August 2015, and as a Director of the company from November 2009 until August 2015

- Chief Executive Officer of PepsiCo International from February 2003 until November 2009; and served as Vice Chairman and director of PepsiCo from March 2006 to November 2009, after holding positions of increasing importance with PepsiCo since 1990

- Served as Senior Vice President at Avon Products, Inc.

- Served as a Management Consultant at Bain & Company and Arthur Andersen & Co.

- Lead Director of the Board of Directors of Kimberly-Clark Corporation, Chair of its Executive Committee; Member of the Board of Directors of Whirlpool Corporation, Chair of its Audit Committee, and member of its Corporate Governance and Nominating Committee



Thomas D. Woods

Age: 70

Director since:
April 2016

*Former Vice Chairman and
Senior Executive Vice
President, Canadian Imperial
Bank of Commerce (CIBC)*

*Former Chairman,
Hydro One Limited*

Mr. Woods is a veteran financial services executive with experience in risk management, corporate strategy, finance, and the corporate and investment banking businesses. Mr. Woods began his nearly 40-year tenure at CIBC and its predecessor firms in its investment banking department and later served as Head of Canadian Corporate Banking, Chief Financial Officer, and Chief Risk Officer, before retiring as Vice Chairman. As Senior Executive Vice President and Chief Risk Officer of CIBC during the financial crisis, Mr. Woods focused on risk management and CIBC's risk culture. He chaired CIBC's Asset Liability Committee, served as CIBC's lead liaison with regulators, and was an active member of CIBC's business strategy group.

Other leadership experience and service:

- Member of the Board of Directors of Alberta Investment Management Corporation, a Canadian institutional investment fund manager, and on the advisory committee of Cordiant Capital Inc., a fund manager specializing in emerging markets

- Member of the University of Toronto College of Electors, and the Board of Advisors of the University of Toronto Department of Mechanical and Industrial Engineering

- Former member of the Board of Directors of Jarislowsky Fraser Limited, a global investment management firm, from 2016 to 2018, former member of the Boards of Directors of DBRS Limited and DBRS, Inc., an international credit rating agency, from 2015 to 2016, and former member of the Board of Directors of TMX Group Inc., a Canada-based financial services company, from 2012 to 2014

Professional highlights:

- Served as Vice Chairman and Senior Executive Vice President of CIBC, a leading Canada-based global financial institution, from July 2013 until his retirement in December 2014

- Served as Senior Executive Vice President and Chief Risk Officer of CIBC from 2008 to July 2013, and Senior Executive Vice President and Chief Financial Officer of CIBC from 2000 to 2008

- Employed at Wood Gundy, a CIBC predecessor firm, starting in 1977; served in various senior leadership positions, including as Controller of CIBC, as Chief Financial Officer of CIBC World Markets (CIBC's investment banking division), and as the Head of CIBC's Canadian Corporate Banking division

- Served as Chair of the Board of Directors of Hydro One Limited, an electricity transmission and distribution company serving the Canadian province of Ontario, and publicly traded and listed on the Toronto Stock Exchange, from August 2018 to July 2019

- Member of the Board of Directors of MLI, chair of its Risk Committee, and member of its Governance Committee



Maria T. Zuber

Age: 64

Director since:
December 2017

Vice President for Research and E. A. Griswold Professor of Geophysics, Massachusetts Institute of Technology (MIT)

Other U.S.-listed company boards:
Textron Inc.

Dr. Zuber is a distinguished research scientist and academic leader who brings a breadth of risk management, technology, geopolitical insights, and strategic planning thought leadership to our Board. Dr. Zuber is the first woman to lead a science department at MIT and the first woman to lead a NASA planetary mission. In her role as Vice President for Research at MIT, Dr. Zuber oversees multiple interdisciplinary research laboratories and centers focusing on cancer research, energy and environmental solutions initiatives, plasma science and fusion, electronics, nanotechnology, and radio science and technology. She also leads MIT's Climate Action Plan, and is responsible for intellectual property, research integrity and compliance, and research relationships with the federal government. Dr. Zuber has held leadership roles on 10 space exploratory missions with NASA. She also served on the National Science Board under President Obama and President Trump and is currently Co-Chair of President Biden's Council of Advisors on Science and Technology.

Other leadership experience and service:

- Appointed by President Biden in 2021 as Co-Chair of the President's Council of Advisors on Science and Technology

- Appointed by President Obama in 2013 and reappointed by President Trump in 2018 to the National Science Board, a 25-member panel that serves as the governing board of the National Science Foundation and as advisors to the President and Congress on policy matters relating to science and engineering; served as Board Chair from 2016 to 2018

- Co-Chair of the National Academies of Science, Engineering and Medicine's National Science, Technology and Security Roundtable

- Chair of NASA's Mars Sample Return Mission Standing Review Board

- Board of Directors and Executive Committee of The Massachusetts Green High Performance Computing Center, a joint venture by Massachusetts universities, which provides infrastructure for computationally intensive research

- Board of Trustees of Brown University

Professional highlights:

- Vice President for Research at MIT, a leading research institution, since 2013, where she oversees MIT Lincoln Laboratory and more than a dozen interdisciplinary research laboratories and centers and leads MIT's Climate Action Plan

- Served as a Professor at MIT since 1995, and was Head of the Earth, Atmospheric, and Planetary Sciences Department from 2003 to 2011

- Served in a number of positions at NASA, including as a Geophysicist from 1986 to 1992, a Senior Research Scientist from 1993 to 2010, and as Principal Investigator of the Gravity Recovery and Interior Laboratory (GRAIL) mission from 2008 to 2017, which was designed to create the most accurate gravitational map of the moon to date and give scientists insight into the moon's internal structure, composition, and evolution, and held leadership roles associated with scientific experiments or instrumentation on 10 NASA missions

- Member of the Board of Directors of Textron Inc. and its Nominating and Corporate Governance, and Organization and Compensation Committees

Accordingly, our Board recommends a vote "FOR" each of the 14 nominees listed above for election as a director (Proposal 1).

Communicating with our Board

Shareholders and other parties may communicate with our Board, any director (including our Chair of the Board or Lead Independent Director), independent members of our Board as a group, or any committee. Depending on the nature of the communication, the correspondence either will be forwarded to the director(s) named or the matters will be presented periodically to our Board. The Corporate Secretary or the secretary of the designated committee may sort or summarize the communications as appropriate. Communications that are personal grievances, commercial solicitations, customer complaints, incoherent, or obscene will not be communicated to our Board or any director or committee of our Board.

Any shareholder who wishes to recommend a director candidate for consideration by our Corporate Governance, ESG, and Sustainability Committee must submit a written recommendation to our Corporate Secretary. For our 2024 annual meeting of shareholders, the Committee will consider recommendations received by October 15, 2023. The recommendation must include the information set forth in our Corporate Governance Guidelines. See page 34 for information on how to obtain a copy of our Corporate Governance Guidelines.

Communications should be addressed to our Corporate Secretary at Bank of America Corporation, Bank of America Corporate Center, 100 North Tryon Street, NC1-007-56-06, Charlotte, North Carolina 28255. For further information, refer to the "Contact the Board of Directors" section under the heading "Governance—Contact The Board Of Directors" on our website at *http://investor.bankofamerica.com.*

Corporate Governance

Our Board of Directors

Our Board and its committees oversee:

- Management's development and implementation of a multi-year strategic business plan and an annual financial operating plan, and tracking our progress meeting these strategic and financial plans

- Our Risk Framework and management's identification, measurement, monitoring, and control of our company's material key risks, including operational (conduct, model, third-party, technology, information security, and data risks), credit, market, liquidity, compliance, strategic, and reputational risks

- Our company's maintenance of high ethical standards and effective policies and practices to protect our reputation, assets, and business

- Our corporate audit function, our independent registered public accounting firm, and the integrity of our consolidated financial statements

- Our company's establishment, maintenance, and administration of appropriately designed compensation programs and plans

Our Board and its committees are also responsible for:

- Reviewing, monitoring, and approving succession plans for our Board's Chair and Lead Independent Director, and for our CEO and other key executives to promote senior management continuity

- Identifying and evaluating director candidates, and nominating qualified individuals for election to serve on our Board

- Reviewing our CEO's performance and approving the total annual compensation for our CEO and other executive officers

- Reviewing our sustainability initiatives, including our commitment and actions to share success with our communities, our human capital management policies and practices, and climate risk that can lead to operational and reputational risks as well as credit risk

- Overseeing and participating in our shareholder engagement activities to ascertain perspectives and topics of interest from our shareholders

- Conducting an annual, formal self-evaluation of our Board and its committees

Director independence

The New York Stock Exchange (NYSE) listing standards require a majority of our directors and each member of our Audit Committee, Compensation and Human Capital Committee, and Corporate Governance, ESG, and Sustainability Committee to be independent. The Federal Reserve Board's Enhanced Prudential Standards require the chair of our Enterprise Risk Committee to be independent. In addition, our Corporate Governance Guidelines require a substantial majority of our directors to be independent. Our Board has adopted Director Independence Categorical Standards (Categorical Standards), published on our website at *http://investor.bankofamerica.com*, to assist it in determining each director's independence. Our Board considers directors or director nominees "independent" if they meet the criteria for independence in both the NYSE listing standards and our Categorical Standards.

In early 2023, our Board, in coordination with our Corporate Governance, ESG, and Sustainability Committee, evaluated the relevant relationships between each director or director nominee (and his or her immediate family members and affiliates) and Bank of America Corporation and its subsidiaries, and affirmatively determined that all of our directors and director nominees are independent, except for Mr. Moynihan due to his employment by our company. Specifically, the following directors and director nominees are independent under the NYSE listing standards and our Categorical Standards: Ms. Allen, Mr. Almeida, Mr. Bramble, Mr. de Weck, Mr. Donald, Ms. Hudson, Ms. Lozano, Mr. Nowell, Ms. Ramos, Dr. Rose, Mr. White, Mr. Woods, Mr. Yost, and Dr. Zuber. In addition, each of Susan S. Bies and Thomas J. May, who retired from our Board at the 2022 annual meeting, qualified as independent during their service on the Board.

In making its independence determinations, our Board considered the following ordinary course, non-preferential relationships that existed during the preceding three years and those applicable transactions reported under "Related person and certain other transactions" on page 47, and determined that none of the relationships for the directors and director nominees set forth below constituted a material relationship between the director or director nominee and our company:

- Our company or its subsidiaries provided ordinary course financial products and services to all of our directors and director nominees, some of their immediate family members, and entities affiliated with some of them or their immediate family members (Mr. Almeida, Mr. de Weck, Mr. Donald, and Dr. Rose). In each case, the fees we received for these products and services were below the thresholds of the NYSE listing standards and our Categorical Standards, and, where applicable, were less than 2% of the consolidated gross annual revenues of our company and of the other entity.

- Our company or its subsidiaries purchased products or services in the ordinary course from entities where some of our directors and director nominees are executive officers or employees or their immediate family members serve or served in the past three years as executive officers (Mr. Almeida, Mr. Donald, Dr. Rose, and Mr. Woods). In each case, the fees paid to each of these entities were below the thresholds of the NYSE listing standards and our Categorical Standards.

Independent board leadership

Our Board is committed to objective, independent leadership for our Board and each of its committees. Our Board views the active, objective, independent oversight of management as central to effective Board governance, to serving the best interests of our company and our shareholders, and to executing our strategic objectives and creating long-term value. This commitment is reflected in our company's governing documents, including our Bylaws, our Corporate Governance Guidelines, and the governing documents of each of the Board's committees.

Our Board leadership structure

Our Board's optimal leadership structure may change over time to reflect our company's evolving needs, strategy, and operating environment; changes in our Board's composition and leadership needs; and other factors, including the perspectives of shareholders and other stakeholders. In accordance with a 2014 amendment to our Bylaws that was ratified by our shareholders at a 2015 special meeting called solely for that purpose, our Board has the flexibility to determine the Board leadership structure best suited to the needs and circumstances of our company and our Board. Our shareholders reaffirmed their support for allowing this flexibility by voting against shareholder proposals seeking Bylaw amendments requiring an independent Chair at each of our 2017 and 2018 annual meetings of shareholders. At least annually, our Board, in coordination with our Corporate Governance, ESG, and Sustainability Committee, deliberates on and discusses the appropriate Board leadership structure, including the considerations described above.

Under our Board's current leadership structure, we have a Chair and a Lead Independent Director. Our Lead Independent Director is empowered with and exercises, robust, well-defined duties. Our Board is composed of experienced and committed independent directors (with all non-management nominees being independent). Our Board committees have objective, experienced chairs and members. All our directors are required to stand for election annually. Our Board, under leadership of the Lead Independent Director, is committed to engaging with shareholders and other stakeholders. Our Board believes that these factors, taken together, provide for objective, independent Board leadership; effective engagement with and oversight of management; and a voice that is independent from management and accountable to shareholders and other stakeholders.

Our Lead Independent Director, together with the other independent directors, exemplifies objective, independent Board leadership, and effectively engages and oversees management. The Lead Independent Director is joined by experienced, independent Board members and a Chair who, as CEO, serves as the primary voice to articulate our long-term strategy and our Responsible Growth. The independent directors provide objective oversight of management, review the CEO's performance, determine and approve CEO compensation, help to establish our long-term strategy and regularly assess its effectiveness, and serve the best interests of our company and our shareholders by overseeing management's work to create long-term value.

Our Board, through its annual assessment, with input from shareholders, believes that the existing structure continues to be the optimal leadership framework at this time. As a highly regulated global financial services company, we and our shareholders benefit from an executive Chair with deep experience and leadership in and knowledge of the financial services industry, our company, its businesses, and our focus on Responsible Growth. Our Chair is also a global leader who is helping drive progress towards the United Nations' Sustainable Development Goals (UN SDG), including serving on (and formerly chairing) the World Economic Forum's (WEF) International Business Council, which is leading efforts on standardization of UN SDG disclosures, and is chair of the Sustainable Markets Initiative. We and our shareholders also benefit from a Lead Independent Director who is empowered (see next page for a list of the defined duties) and highly engaged; holds regular meetings with our primary regulators, our independent directors, and our CEO and other management members; and plays a leading role in our shareholder engagement process (see page 35). In recognition of his leadership and independence, in 2022, Mr. Nowell was named "Independent Director of the Year" by *Corporate Board Member*.

Highly engaged Lead Independent Director

The formalized list of duties of the Lead Independent Director (see next page) does not fully capture Mr. Nowell's active role as our Board's independent leader. Among other things, Mr. Nowell:

- Holds quarterly calls with our primary bank regulators to discuss any issues of concern

- Regularly speaks with our Chair and CEO; holds calls at least monthly to discuss Board meeting agendas and discussion topics, schedules, and other Board governance matters

- Attends meetings of all of the Board committees

- Speaks with each Board member at least quarterly to receive input on Board agendas, Board effectiveness, Board planning matters, and other related topics of management oversight

- Meets at least quarterly with management members, including our CEO, our Chief Human Resources Officer, and our Chief Risk Officer

- Plays a leading role in our shareholder engagement process, representing our Board and independent directors in investor meetings and providing information from those investor meetings to our Board. See "Shareholder engagement" on page 35 for more details

- Engages with teammates across the company, including during the 2022 Bank of America Women's Conference

Board leadership succession planning

Our Corporate Governance Guidelines include an emergency succession plan for our Lead Independent Director and Board Chair that provides for an interim succession process in the event of extraordinary circumstances. In addition, our Corporate Governance, ESG, and Sustainability Committee has a process for implementing an orderly independent director leadership transition for our Lead Independent Director.

Mr. Nowell was named as the successor to our retiring Lead Independent Director in the fall of 2020, following an orderly succession planning process overseen by our Corporate Governance, ESG, and Sustainability Committee, and assumed his role as Lead Independent Director in April 2021 upon his reelection to the Board by shareholders at the 2021 annual meeting. As Lead Independent Director, Mr. Nowell regularly meets with our CEO and key regulators, and meets quarterly with each independent director and other key members of management, including our Chief Risk Officer and our Chief Human Resources Officer. He also regularly attends the company's shareholder engagement meetings and since fall 2020, has joined 110 meetings with investors holding approximately 57% of our company's outstanding institutional shares. He is expected to meet with additional shareholders prior to the 2023 annual meeting.

Well-defined duties of our Lead Independent Director[1]

Board leadership

- Presiding at all meetings of our Board at which the Chair is not present, including at executive sessions of the independent directors

- Calling meetings of the independent directors, as appropriate

- If our CEO is also Chair, providing Board leadership if the CEO/Chair's role may be (or may be perceived to be) in conflict

Board focus

- Board focus: In consultation with our Board and executive management, providing that our Board focuses on key issues and tasks facing our company, and on topics of interest to our Board

- Corporate governance: Assisting our Board, our Corporate Governance, ESG, and Sustainability Committee, and management in complying with our Corporate Governance Guidelines and promoting corporate governance best practices

- CEO performance review and succession planning: Working with our Corporate Governance, ESG, and Sustainability Committee, our Compensation and Human Capital Committee, and members of our Board, contributing to the annual performance review of the CEO and participating in CEO succession planning

Board meetings

- In coordination with the CEO and the other members of our Board, planning, reviewing, and approving meeting agendas for our Board

- In coordination with the CEO and the other members of our Board, approving meeting schedules to provide for sufficient time for discussion of all agenda items

- Advising the CEO of the information needs of our Board and approving information sent to our Board

- Developing topics of discussion for executive sessions of our Board

Board culture

- Serving as a liaison between the CEO and the independent directors

- Establishing a close relationship and trust with the CEO, providing support, advice, and feedback from our Board while respecting executive responsibility

- Acting as a "sounding board" and advisor to the CEO

Board performance and development

- Board performance: Together with the CEO and the other members of our Board, promoting the efficient and effective performance and functioning of our Board

- Board evaluation: Consulting with our Corporate Governance, ESG, and Sustainability Committee on our Board's annual formal self-evaluation

- Director development: Providing guidance on the ongoing development of directors

- Director assessment/nomination: With our Corporate Governance, ESG, and Sustainability Committee and the CEO, consulting in the identification and evaluation of director candidates' qualifications (including candidates recommended by directors, management, third-party search firms, and shareholders) and consulting on committee membership and committee chairs

Shareholders and other stakeholders

- Being available for consultation and direct communication, to the extent requested by major shareholders

- Having regular communication with primary bank regulators (with or without management present) to discuss the appropriateness of our Board's oversight of management and our company

---

(1) See our Corporate Governance Guidelines available at *http://investor.bankofamerica.com* under the heading "Governance"

Board evaluation

Our Board and our Board committees regularly evaluate their own effectiveness throughout the year. The evaluation is a multifaceted process that includes quarterly one-on-one discussions between each director and our Lead Independent Director, individual director input on agenda topics for Board and committee meetings and strategic planning sessions, executive sessions held in Board and committee meetings without management present, periodic input to our CEO and senior management on enhancements to Board and committee effectiveness, and an annual formal self-evaluation process developed and administered under the direction of the Corporate Governance, ESG, and Sustainability Committee.



Determine focus areas, scope, and format

The formal self-evaluation may be in the form of written or oral questionnaires administered by Board members, management, or third parties. Each year, our Corporate Governance, ESG, and Sustainability Committee discusses and considers the appropriate approach, including areas of focus, scope and format, and approves the selected evaluation.

Conduct evaluation

Members of our Board and each of our Board committees participate in the formal evaluation process, responding to questions designed to elicit information to be used in improving Board and committee effectiveness.

Review feedback in executive sessions

Director feedback solicited from the formal self-evaluation process is discussed during Board and committee executive sessions and, where appropriate, addressed with management.

Respond to director input

In response to feedback from the multifaceted evaluation process, our Board and committees work with management to take concrete steps to improve policies, processes, and procedures to further Board and committee effectiveness.

One-on-one discussions with Lead Independent Director

In addition to the formal annual Board and committee evaluation process, our Lead Independent Director speaks with each independent Board member at least quarterly, and receives input regarding Board and committee practices and management oversight.

Throughout the year, directors also have the opportunity to provide input directly to committee chairs or to management.

Our Board and our Board committees are continuously evaluated for their own effectiveness throughout the year.

Formal self-evaluation

Research commissioned by the Board on the characteristics of highly effective and efficient boards identified five key areas where the research suggested high functioning boards and committees excelled: board and committee composition; board culture; board and committee focus; board process; and information and resources.

Composition. Through the self-evaluation process, our Board identifies qualities, relevant skills, and experiences of potential director candidates that are consistent with the company's current strategy and Responsible Growth, that allow the Board to effectively perform its risk oversight responsibilities, and that would add to the Board's diversity. Our Board also assesses its overall director recruitment and succession planning processes and committee composition.

Board culture. Our Board considers its role in setting the standard for the company's culture and values by forging a collegial and collaborative dynamic that values independent judgment and emphasizes accountability. As part of this review, directors evaluate how they interact among themselves and with management, including the importance of challenging and holding management accountable. This past year, the self-evaluation included a focus on enhancing Board engagement as the company emerges from the pandemic operating environment.

Focus. Our Board and committees consider their effectiveness in performing key oversight responsibilities in a number of areas, including: strategy; risk; environmental and social sustainability; and management talent and succession planning. They continuously evaluate the sufficiency of information received and the time spent in these areas. They regularly reassess their oversight focus by engaging in dialogue with management, soliciting feedback from shareholders and other stakeholders, and receiving third-party perspectives on the competitive environment, opportunities for growth, macroeconomic trends, and geopolitics.

Process. As part of the formal self-evaluation process, directors review overall Board and committee structure, the allocation of meeting time, cadence of meetings, and other meeting processes. In addition, outside of our formal self-evaluation process, each of our directors also meets with management and with our Lead Independent Director through a combination of executive sessions, smaller group sessions, and one-on-one meetings. Directors are focused on Board and committee meeting structure so as to allow ample time for discussion, debate, and in-depth review of key topics and trends, and to facilitate focus on strategic topics.

Information and resources. Through the self-evaluation process, our Board and committees evaluate the quality of meeting materials and presentations and the overall amount and type of information, education, and training opportunities they receive both from management and outside advisors and experts. Our directors continue to highlight the need for clear, comprehensive, and concise information to effectively support their oversight responsibilities, including understandable and streamlined materials that identify key issues.

Our Corporate Governance, ESG, and Sustainability Committee considered industry trends, practices of our peers, feedback from shareholders, and regulatory developments in creating the formal 2022 self-evaluation. The formal 2022 self-evaluation solicited directors' views on topics in each of the five key areas of board effectiveness, including topics covering our company's current operating environment, input from shareholders learned during engagement discussions, and areas of opportunity. As part of its ongoing review of Board and committee composition, the Corporate Governance, ESG, and Sustainability Committee also continued to seek input on the Board's director succession planning process, including Board and committee leadership succession planning. Results are shared with management, as appropriate, to assist the Board and committees in making enhancements to address opportunities identified.

Enhancements made in response to formal Board self-evaluations

In response to feedback solicited from our Board and committees in 2022, we continue to:

- Adapt meeting structure and cadence to enhance our Board's ability to perform its oversight responsibilities and to promote Board engagement, including through a mix of in-person and virtual meetings, and by providing ample time during Board and committee meetings for discussion, debate, in-depth reviews, and executive sessions

- Prepare meeting materials that are streamlined and allow for an understanding of key issues, while maintaining completeness, and providing timely updates, as needed

- Enhance presentations for Board and committee meetings so that they complement and add insight beyond written meeting materials, while leaving ample time for question and answer sessions and other discussion

- Provide more opportunities for our Board to interact with employees throughout the organization, both formally and informally, as the operating environment normalizes, and for one-on-one and smaller group discussions between directors and management on critical issues

- Support directors' discussion and decision-making on Board leadership succession planning and committee membership, including a focus on future needs

- Enhance discussion about areas of emerging risk at Board and Enterprise Risk Committee meetings, including in-depth reviews of key topics including climate risk, operational resilience, and risks arising from the economic environment

- Provide additional information on topics identified by directors as desired areas of increased focus for the development of board strategic planning sessions, including information related to technology and operations, the regulatory landscape and the economic outlook

- Present deep dives on environmental and human capital management-related topics at the Board and committee level, including regular updates on implementation of the company's sustainability initiatives and climate activities

- Enhance information provided to support the Board's management talent and succession planning responsibilities, including information on how specific performance goals factor into executive management's performance evaluations

- Provide educational opportunities during regularly scheduled meetings, with an emphasis on topics requested by directors and current events and trends

- Provide third-party perspectives on the company, peers, the industry, and the economy, and on shareholder and stakeholder feedback in Board and committee materials and presentations and through additional resources

Director education

Our director education is vital to the ability of directors to fulfill their roles, and supports Board members in their continuous learning. The Board encourages directors to participate annually in external continuing director education programs, and our company reimburses directors for their expenses associated with this participation. Our directors also attend forums and conferences convened by our primary banking regulators.

Continuing director education is also provided during Board meetings and other Board discussions as part of the formal meetings, and as stand-alone information sessions outside of meetings. Among other topics, during 2022, our Board heard from our primary banking regulators, research academics, an economist and former cabinet-level member of the U.S. government's executive branch, and from management on numerous subjects, including cybersecurity, climate risk, human capital management and diversity and inclusion, geopolitical events, the macroeconomic environment, and many related considerations.

All new directors also participate in our director orientation program during their first six months on our Board. New directors have a series of meetings over time with management representatives from all of our business and staff areas to review and discuss, with increasing detail, information about our company, industry, and regulatory framework, as well as compliance training. Based on input from our directors, we believe this gradual on-boarding approach over the first six months of Board service, coupled with participation in regular Board and committee meetings, provides new directors with a strong foundation in our company's businesses, connects directors with members of management with whom they will interact and oversee, and accelerates their effectiveness to engage fully in Board deliberations. Directors have access to additional orientation and educational opportunities upon acceptance of new or additional responsibilities on the Board and in committees.

CEO and senior management succession planning

Our Board oversees CEO and senior management succession planning, which is formally reviewed at least annually; two such planning sessions were held in 2022. Our CEO and our Chief Human Resources Officer provide our Board with recommendations and evaluations of potential CEO successors, and review their development progress. Our Board reviews potential internal senior management candidates with our CEO and our Chief Human Resources Officer, including the qualifications, experience, and development priorities for these individuals. Directors engage with potential CEO and senior management successors at Board and committee meetings and in less formal settings to allow directors to personally assess candidates. Further, our Board periodically reviews the overall composition of our senior management's qualifications, tenure, and experience. In 2022, the Board also reviewed strategies for enhancing representation of diverse teammates at senior levels of the company and professional development for managers and senior leaders, including in each of our eight lines of business and staff areas.

Our Board also establishes steps to address emergency CEO planning in extraordinary circumstances. Our emergency CEO succession planning is intended to enable our company to respond to unexpected position vacancies, including those resulting from a major catastrophe, by continuing our company's safe and sound operation and minimizing potential disruption or loss of continuity to our company's business and operations.

Board meetings and attendance

Directors are expected to attend our annual meetings of shareholders and our Board and committee meetings. Each of our incumbent directors and nominees attended at least 75% of the aggregate meetings of our Board and the committees on which they served during 2022. In addition, all of the directors serving on our Board at the time of our 2022 annual meeting attended the meeting.

Our independent directors regularly meet privately in executive session without our Chair and CEO or other members of management present, and held 13 such executive sessions in connection with Board meetings in 2022. Our Lead Independent Director leads these Board executive sessions.

Number of Board and committee meetings held in 2022

Board	**19**
Audit Committee	**14**
Compensation and Human Capital Committee	**9**
Corporate Governance, ESG, and Sustainability Committee	**9**
Enterprise Risk Committee	**11**

Committees and membership

Our Board has four committees. Charters describing the responsibilities of each of the Audit Committee, Compensation and Human Capital Committee, Corporate Governance, ESG, and Sustainability Committee, and Enterprise Risk Committee can be found at *http://investor.bankofamerica.com*, and their membership is set forth on the next page.

Our Board committees regularly make recommendations and report on their activities to the entire Board. Each committee may obtain advice from internal or external financial, legal, accounting, or other advisors at their discretion. Our Board, in considering the recommendations of our Corporate Governance, ESG, and Sustainability Committee, reviews our committee charters and committee membership at least annually. In 2022, the Board, with input from the Corporate Governance, ESG, and Sustainability Committee, reassessed the committees' composition in consideration of director retirements and Mr. Almeida's appointment to the Board. In that context, in April 2022, the Board appointed Mr. Bramble to chair the Corporate Governance, ESG and Sustainability Committee and Dr. Rose to chair the Enterprise Risk Committee. Current committee chairs and membership composition and the duties of our committees are highlighted on the next page:

Audit Committee — No. of meetings in 2022: 14

Members

- Sharon L. Allen (Chair)
- José E. Almeida
- Arnold W. Donald
- Denise L. Ramos
- Michael D. White
- Thomas D. Woods
- R. David Yost

Key responsibilities

- Oversees the qualifications, performance, independence, and appointment of our company's independent registered public accounting firm
- Oversees the performance of our company's corporate audit function
- Oversees the integrity of our company's consolidated financial statements' preparation
- Oversees our compliance with legal and regulatory requirements
- Makes inquiries of management or of the Chief Audit Executive to assess the scope and resources necessary for the corporate audit function to execute its responsibilities

Independence / qualifications

- All Committee members are independent under the NYSE listing standards and our Categorical Standards and the heightened independence requirements applicable to audit committee members under SEC rules
- All Committee members are financially literate in accordance with NYSE listing standards and qualify as audit committee financial experts under SEC rules

Compensation and Human Capital Committee — No. of meetings in 2022: 9

Members

- Monica C. Lozano (Chair)
- José E. Almeida
- Pierre J.P. de Weck
- Arnold W. Donald
- Linda P. Hudson
- Clayton S. Rose
- Michael D. White
- R. David Yost

Key responsibilities

- Oversees establishing, maintaining, and administering our compensation programs and employee benefit plans
- Approves and recommends our CEO's compensation to the Board for further approval by the independent directors, and reviews and approves all of our other executive officers' compensation
- Recommends director compensation for Board approval
- Reviews our human capital management practices, including pay equity and diversity and inclusion
- Oversees the qualifications, performance, and independence of the Committee's independent compensation consultant

Independence / qualifications

- All Committee members are independent under the NYSE listing standards and our Categorical Standards and the independence requirements applicable to compensation committee members under NYSE rules and the heightened independence requirements (similar to those applicable to Audit Committee members) under SEC rules

Corporate Governance, ESG, and Sustainability Committee — No. of meetings in 2022: 9

Members

- Frank P. Bramble, Sr. (Chair)
- Sharon L. Allen
- Denise L. Ramos
- Thomas D. Woods
- Maria T. Zuber

Key responsibilities

- Oversees the Board's governance processes
- Identifies and reviews the qualifications of potential Board members; recommends nominees for election to the Board
- Leads the Board in Board and committee succession planning
- Leads the Board and its committees in their formal annual self-evaluations
- Reviews and reports to the Board on our sustainability activities, other than human capital matters
- Reviews and assesses shareholder input and our shareholder engagement process

Independence / qualifications

- All Committee members are independent under the NYSE listing standards and our Categorical Standards

Enterprise Risk Committee — No. of meetings in 2022: 11

Members

- Clayton S. Rose (Chair)
- Frank P. Bramble
- Pierre J.P. de Weck
- Linda P. Hudson
- Monica C. Lozano
- Maria T. Zuber

Key responsibilities

- Oversees our company's overall Risk Framework, risk appetite, and management of key risks
- Approves the Risk Framework and Risk Appetite Statement and further recommends each to the Board for approval
- Oversees management's alignment of our company's risk profile to our strategic and financial plans
- Reviews important risks that span key risk types, including climate risk, information security risk, data risk, and conduct risk.
- Oversees management's progress in developing our company's Comprehensive Capital Analysis and Review submission to the Federal Reserve Board, and reviews and recommends our company's Capital Plan to the Board for approval
- Reviews and recommends our company's Resolution and Recovery Plans to the Board for approval

Independence / qualifications

- All Committee members are independent under the NYSE listing standards and our Categorical Standards
- All Committee members satisfy the risk expertise requirements for directors of a risk committee under the Federal Reserve Board's Enhanced Prudential Standards

Board oversight of risk

At Bank of America, we are guided by a common purpose to make financial lives better by connecting those we serve with the resources they need to be successful. Our purpose and values form the foundation of our culture—a culture that is rooted in accountability, disciplined risk management, and delivering together as a team to better serve our clients, strengthen our communities, and deliver value to our shareholders. This all comes together as an engine for Responsible Growth. Our culture comes from how we operate the company every day, by acting responsibly and managing risk well, which includes our commitments to ethical behavior, acting with integrity, and complying with laws, rules, regulations, and policies that reinforce such behavior. Managing risk is central to everything we do.

Conduct and culture

Our Board and its committees play a key role in establishing and maintaining our culture, setting the "tone at the top," and holding management accountable for its maintenance of high ethical standards and effective policies and practices to protect our reputation, assets, and business. Our Board and its committees do this in a number of ways, including by:

- prioritizing the importance of the character, integrity, and qualifications of each individual member, and the overall Board and committee leadership structures and composition;

- overseeing management's identification, measurement, monitoring, and control of our material risks, including operational risk and conduct risk;

- regularly requesting and receiving briefings from senior management on matters relating to compliance and business conduct risk;

- holding management accountable for the timely escalation of issues for review with the Board and its committees; and

- overseeing our incentive plan design and governance processes to provide for an appropriate balance of risk and compensation outcomes.

Our risk governance documents

Risk is inherent in all of our business activities. One of the tenets of Responsible Growth is: "we must grow within our risk framework." We execute on that mandate through our commitment to responsible and rigorous risk management and through a comprehensive approach with a defined Risk Framework and an articulated Risk Appetite Statement, which are approved annually by the Enterprise Risk Committee and the Board. The Board and management regularly review the Risk Framework and Risk Appetite Statement for enhancements and improvements. The Risk Framework serves as the foundation for consistent and effective risk management by setting forth clear roles, responsibilities, and accountability for the management of risk and describing how our Board oversees the establishment of our risk appetite, which indicates the amount and type of risk our Board and management believe appropriate to achieve our strategic objectives and business plans. This framework of objective, independent Board oversight and management's robust risk management better enables us to serve our clients, deliver long-term value for our shareholders and achieve our strategic objectives, and helps make our company a great place to work.

Our **Risk Framework** outlines the seven key types of risk that our company faces—strategic risk, credit risk, market risk, liquidity risk, operational risk (including third-party, model, conduct, technology, information security, and data risks), compliance risk, and reputational risk. It also addresses climate risk and legal risk. It describes the components of our risk management approach, including our culture of managing risk well, risk appetite, and risk management processes, highlighting the responsibilities of all employees in managing risk. It also outlines our risk management governance structure, including the roles of our Board, management, lines of business, independent risk management, and Corporate Audit within the governance structure.

Our **Risk Appetite Statement** formally articulates our company's risk appetite and includes both qualitative components and quantitative limits. The qualitative components describe our company's approach to managing risks in a manner consistent with Responsible Growth and the quantitative limits indicate the aggregate amount of risk our company is willing to take.

Our risk governance structure

 **Board of Directors**

Our Board provides objective, independent oversight of risk and:

- Receives regular updates from our Audit Committee and Enterprise Risk Committee, providing our Board with integrated, thorough insight about our company's risk profile and how our company manages risk

- Receives regular risk reporting from management, including a report that addresses and provides updates on key ongoing and emerging risks

- Regularly holds stand-alone sessions at Board meetings to discuss the risks that are considered prevailing or urgent, including those identified in management's report on key risks

- Oversees senior management's development of our Risk Framework, our Risk Appetite Statement, and our capital, strategic, and financial operating plans

- Oversees directly and through committees our financial performance, execution against capital, strategic, and financial operating plans, performance against our risk appetite, and the adequacy of internal controls, each of which our management monitors

- Approves our Risk Framework and Risk Appetite Statement annually

 **Audit Committee**

Our Audit Committee provides additional risk management oversight for compliance risk and regularly receives updates from management on compliance risk-related matters.

 **Enterprise Risk Committee**

Our Enterprise Risk Committee has primary responsibility for overseeing the Risk Framework, our overall risk appetite, and material risks facing our company. During Committee meetings, line of business and risk leadership provide risk management updates and presentations on selected risk topics, including emerging risks. In addition, the Committee receives regular risk reporting from management, including a report that addresses and provides updates on key ongoing and emerging risks. The Committee oversees senior management's development of our Risk Framework and Risk Appetite Statement, and management's alignment of our risk profile to our capital and strategic plans. In addition, the Committee approves our Risk Framework and Risk Appetite Statement on an annual basis and recommends them to the Board for approval.

 **Compensation & Human Capital Committee**

Our Compensation and Human Capital Committee oversees the development of our compensation policies and practices, which are designed to balance risk and reward in a way that does not encourage unnecessary or excessive risk-taking by our employees.

Our directors have relevant risk management oversight experience; see "Electing directors" and "Our director nominees" on pages 9 and 12. Our Chief Risk Officer, the company's senior-most risk manager, who also oversees our Compliance organization, reports jointly to the CEO and to the Enterprise Risk Committee, and participates in Board and Enterprise Risk Committee meetings, including meeting regularly in executive session with the Enterprise Risk Committee. In addition, our Lead Independent Director meets regularly with our Chief Risk Officer. This governance structure is designed to complement our Board's overall commitment to maintaining an objective, independent Board and committee leadership structure, and to fostering integrity over risk management throughout our company, and further demonstrates our commitment to a strong culture of compliance, governance, and ethical conduct. In addition, for information regarding how our Board and Board committees oversee our drive for Responsible Growth, including associated risks, see the discussion above under "Our Board actively oversees our focus on growing in a sustainable manner" on page 7.

We believe our holistic, ongoing Board and committee risk oversight process provides for consistent and effective oversight of current and emerging risks facing our company and demonstrates our commitment to a culture of rigorous risk management and compliance. Details of our company's risk management policies and practices are described in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our 2022 Form 10-K.

Board oversight of cybersecurity and information security risk

Our Board recognizes the importance of maintaining the trust and confidence of our clients and employees. As a part of its objective, independent oversight of the key risks facing our company, the Board devotes significant time and attention to data and systems protection, including cybersecurity and information security risk.

The Board, which includes members with technology, cybersecurity, and information security experience, oversees management's approach to staffing, policies, processes, and practices to gauge and address cybersecurity and information security risk. Our Board and Enterprise Risk Committee each receive regular presentations and reports throughout the year on cybersecurity and information security risk. These presentations and reports address a broad range of topics, including updates on technology trends, regulatory developments, legal issues, policies and practices, information security resources and organization, the threat environment and vulnerability assessments, and specific and ongoing efforts to prevent, detect, and respond to internal and external incidents and critical threats. At least twice each year, the Board discusses cybersecurity and information security risks with our Chief Technology Officer and our Chief Information Security Officer.

The Board receives prompt and timely information from management on any cybersecurity or information security incident that may pose significant risk to our company and continues to receive regular reports on the incident until its conclusion.

Additionally, our Board receives timely reports from management on key developments and incidents involving large global corporations, as well as specific information about financial services peers and vendors.

Our Enterprise Risk Committee also annually reviews and approves our Global Information Security Program and our Information Security Policy, which establish administrative, technical, and physical safeguards designed to protect the security, confidentiality, and integrity of client information in accordance with the Gramm-Leach-Bliley Act and the interagency guidelines issued thereunder, and applicable laws globally. Our Enterprise Risk Committee's charter makes explicit that the Committee is responsible for reviewing cybersecurity and information security risk and the steps taken by management to understand and mitigate such risk.

Cybersecurity governance highlights

- Comprehensive reporting (including performance metrics which allow for quantitative assessment) to our Board and Enterprise Risk Committees (both scheduled and real-time) in response to key developments.

- Multi-format reporting approach, with presentations to Board as well as memoranda addressing key issues.

- Cross-functional approach to addressing cybersecurity risk, with Global Technology, Risk, Legal, and Corporate Audit functions presenting on key topics.

- Global presence, with employees and 24/7 cyber threat operations centers around the world.

- Collaborative approach, working with a wide range of key stakeholders to manage risk, and share and respond to intelligence.

Under the Board's oversight, management works closely with key stakeholders, including regulators, government agencies, law enforcement, peer institutions, and industry groups, and develops and invests in talent and innovative technology in order to manage cybersecurity and information security risk. Our company has information security employees across the globe, enabling us to monitor and promptly respond to threats and incidents, maintain oversight of third parties, innovate and adopt new technologies, as appropriate, and drive industry efforts to address shared cybersecurity risks. Employees, contractors, and those with access to our company's systems receive education on responsible information security, data security, and cybersecurity practices and how to protect data against cyber threats through our Security Awareness For Everyone program.

Compensation governance and risk management

Key practices in compensation governance and risk management

- The independent members of the Board approve CEO compensation, and the Compensation and Human Capital Committee approves compensation for all other executive officers.

- The Enterprise Risk Committee and Audit Committee further review and approve compensation for the Chief Risk Officer and Chief Audit Executive, respectively.

- Independent control functions—including Corporate Audit, Risk and Compliance, Finance, Human Resources, and Legal—provide direct feedback to the Compensation and Human Capital Committee on executive officer performance and the pay-for-performance process.

- Our incentive plan design and governance processes appropriately balance risks with compensation outcomes.

- Senior management and independent control functions, including risk, annually review and certify our incentive plans.

Compensation governance

Our Compensation and Human Capital Committee follows processes intended to promote strong governance of our pay-for-performance philosophy. The Committee regularly reviews: (i) company performance; (ii) our executive compensation strategy, approach, trends, and regulatory developments; and (iii) other related topics, as appropriate. Each year, the Committee reviews, and makes available to our Board, an executive compensation statement, or "tally sheet," for each executive officer. The tally sheets reflect each executive officer's total compensation, including base salary, cash and equity-based incentive awards, the value of prior restricted stock unit awards (including the status of achieving any performance goals), qualified and nonqualified retirement and deferred compensation benefit accruals, and the incremental cost to our company of the executive's perquisites. The Committee uses this information to evaluate all elements of compensation and benefits provided to an executive officer. The Committee also annually reviews market pay practices, including compensation benchmarks at our primary competitor group, to evaluate market trends and competitive pay levels for our executive officers. For additional information, see "Competitor groups" section on page 66.

Annually, the Committee reviews with our Board its compensation decisions (including cash and equity-based incentive awards, if applicable) for executives who report directly to our CEO. With respect to the CEO's compensation, the Committee makes a recommendation that is further reviewed and approved by the independent members of the Board. The CEO does not participate in Committee or Board deliberations about his compensation. Additionally, for our Chief Risk Officer and Chief Audit Executive, the Committee's pay recommendations are further reviewed and approved by our Board's Enterprise Risk Committee and Audit Committee, respectively.

Executive officers do not engage with the Committee in setting the amount of their own individual compensation. During annual performance reviews for executive officers other than our CEO, the Committee considers our CEO's perspective and incentive award recommendations before approving compensation for each of these executive officers. In addition, the Committee considers the performance of our various lines of business, business segments and functions, as well as performance feedback from our Chief Human Resources Officer and our independent control functions (Corporate Audit, Risk and Compliance, Finance, Human Resources, and Legal).

The Committee has the sole authority and responsibility under its charter to approve engaging any compensation consultant it uses and the fees for those services. The Committee retained Farient Advisors LLC (Farient Advisors) as its 2022 independent compensation consultant. Farient Advisors' business with us is limited to providing independent executive and director compensation consulting services. Farient Advisors does not provide any other services to our company. For 2022, Farient Advisors provided the Committee external market and performance comparisons, advised the Committee on senior executive, CEO, and director compensation, assisted in evaluating program design, and assisted with other executive and director compensation-related matters. In performing these services, Farient Advisors met regularly with the Committee without management and privately with the Chair of the Committee.

The Committee may delegate to management certain duties and responsibilities regarding our benefit plans. Significant Committee delegations to management include authority to: (i) the Management Compensation Committee to direct the compensation for all of our employees except for our CEO and his direct reports; and (ii) the Corporate Benefits Committee to oversee substantially all of our employee benefit plans. See "Compensation governance structure" on the next page.

Compensation risk management policies and practices

Our Compensation and Human Capital Committee is committed to a compensation governance structure that effectively contributes to our company's overall risk management policies.

Compensation Governance Policy. The Committee has adopted and annually reviews our Compensation Governance Policy, which governs our incentive compensation decisions and defines the framework for oversight of enterprise-wide incentive compensation program design. Consistent with global regulatory initiatives, our Compensation Governance Policy requires that our incentive compensation plans do not encourage excessive risk-taking.

Our Compensation Governance Policy addresses…	

• Definition and process for identifying "risk-taking" employees
 	
• Key goals and process for incentive compensation plan design and governance to appropriately balance risks with compensation outcomes, including:
 	
  • funding incentive compensation pools
 	
  • determining individual incentive compensation awards
 	
  • use of discretion as part of those processes
	• Policies on incentive compensation plan effectiveness through testing and monitoring to confirm that the plans appropriately balance risks with compensation outcomes, including developing processes to administer cancellations and clawbacks
	
	• Policies that provide for the independence of our company's independent control functions and their appropriate input to the Committee

Compensation governance structure. Our compensation governance structure allocates responsibility so that our Board, Compensation and Human Capital Committee, or the appropriate management-level governing body makes compensation decisions with documented input from the independent control functions. This approach promotes effective oversight and review and facilitates the appropriate governance to balance risk and reward. Below is an illustration of our compensation governance structure, which is influenced by internal considerations and external factors:


Internal Considerations
Risk Framework
Compensation Governance Policy & Compensation Principles
Responsible Growth & Core Values
Board of Directors
Compensation & Human Capital Committee
Management Compensation Committee
Corporate Benefits Committee
Regional & Line of Business (LOB) Compensation Governance
Regional & LOB Executives
Independent Control Functions
External Factors
Global Regulatory Requirements
Public Policy & Laws
Shareholder Engagement

Incentive plan certification process. Pursuant to our Compensation Governance Policy, our annual incentive plan certification and review process provides for a comprehensive review, analysis, and discussion of incentive design and operation. As part of the governance for incentive plans, each of the CEO's direct reports, along with their management teams and independent control functions (including their respective risk officers), meet periodically to discuss how business strategy, performance, and risk align to compensation. The relevant participants certify that the incentive programs they review: (i) are aligned with the applicable lines of business and our company's business strategy and performance objectives; (ii) do not encourage excessive or imprudent risk-taking beyond our company's ability to effectively identify and manage risk; (iii) are compatible with effective controls and risk management; and (iv) do not incentivize impermissible proprietary trading. Our Chief Risk Officer also certifies all incentive plans across our company as part of the Management Compensation Committee's governance process. Farient Advisors and the Compensation and Human Capital Committee review these management certifications.

Incentive plan audit reviews. Corporate Audit annually reviews the operational effectiveness of the incentive compensation program, using a risk-based approach to evaluate plan design, pay execution, program governance, and conformity with regulatory requirements.

Conduct reviews. As part of our compensation governance practices, management reviews the results of the conduct review process so that conduct is consistently and appropriately considered in performance assessments and pay decisions across the company. These performance and pay outcomes are reviewed at least annually by the Committee.

Independent control function feedback. In addition to reviewing the individual incentive compensation awards for executive officers and other senior executives who report directly to the CEO, the Committee also reviews the outcomes of our control function feedback process and individual incentive compensation awards for certain highly compensated employees. As part of its governance process, the Committee meets with the heads of our independent control functions and business lines to discuss their feedback on the pay-for-performance process, including how risk management and conduct matters were factored into compensation decisions.

These processes and reviews, in combination with risk management and clawback features, are key components of our compensation programs. These programs are designed to appropriately hold employees accountable, while balancing risks and rewards in a way that does not encourage excessive or imprudent risk-taking or create risks that are reasonably likely to have a material adverse effect on our company.

Hedging policy. Under our Code of Conduct and other policies, all Bank of America directors, executive officers, and certain other designated insiders are prohibited from hedging and speculative trading of Bank of America securities. They may not engage in short sales or trading in puts, calls, and other options or derivatives with respect to our securities. All other employees may not engage in any such transactions other than transactions that hedge against an existing long position in our securities if the shares underlying the position are readily available for sale or delivery. No employee may hedge the value of outstanding restricted stock units or other equity-based awards, and such awards may be forfeited or recouped for violation of our anti-hedging and derivative transactions policies.

Additional corporate governance information

More information about our corporate governance can be found on our website at *http://investor.bankofamerica.com* under the heading "Governance," including our: (i) Certificate of Incorporation; (ii) Bylaws; (iii) Corporate Governance Guidelines (including our related person transactions policy and our Director Independence Categorical Standards); (iv) Code of Conduct (that applies to the required individuals associated with the company for purposes of the respective rules of the SEC and NYSE) and related materials; and (v) composition and charters of each of our Board committees. This information is also available in print, free of charge, upon written request addressed to our Corporate Secretary at Bank of America Corporation, Bank of America Corporate Center, 100 North Tryon Street, NC1-007-56-06, Charlotte, North Carolina 28255.

Shareholder engagement

We interact with our investors in a variety of ways. Our Investor Relations team regularly meets with shareholders, prospective investors, and investment analysts. These meetings often include participation by our Chair and CEO, Chief Financial Officer, or line of business leaders, and they generally are focused on company performance, strategy, and Responsible Growth. Our Lead Independent Director and senior management, including our Chief Human Resources Officer and Chief Administrative Officer, also regularly engage with our shareholders to solicit their views and input on company performance, corporate governance, sustainability, and other topics of interest to them, such as environmental initiatives, climate risk management, human capital management, and executive compensation. The combination of information received in Investor Relations meetings and shareholder engagement meetings provides the Board and management with insights into a comprehensive scope of topics important to our shareholders.

Our shareholder engagement program

Board-driven engagement. Our Corporate Governance, ESG, and Sustainability Committee oversees the shareholder engagement process and regularly reviews and assesses shareholders' input. Our Compensation and Human Capital Management Committee receives regular reports on shareholders' input on compensation and human capital management topics. Both our Chair and our Lead Independent Director play a central role in our Board's shareholder engagement efforts. Our other directors may also participate in meetings with shareholders.

Commitment codified in governing documents. Our Corporate Governance Guidelines and our Corporate Governance, ESG, and Sustainability Committee's charter codify our Board's oversight of shareholder engagement; they reflect our Board's understanding of the critical role shareholder engagement has as a routine part of our governance.

Year-round engagement and Board reporting. Our Investor Relations and Corporate Secretary teams provide periodic company updates throughout the year to our institutional shareholders, driving awareness of our company performance, significant corporate governance matters, sustainability initiatives, and stakeholder impacts, and changes in our Board and executive management. Our Corporate Secretary, Corporate Social Responsibility, Human Resources, Investor Relations, and Public Policy teams, together with executive management members and our Lead Independent Director, conduct regular, year-round outreach to shareholders to obtain their input on key matters and hear from them on the issues that matter most to them. We also continue to focus our engagement and communications with our retail shareholders, including our employee shareholders.

Our information-driven process

- Prior to each meeting, we solicit input from shareholders on the topics of interest to them, conduct advance research on their voting policies and their historical voting record, and provide them with updates about our company.

- During meetings, we provide shareholders with access to appropriate internal subject matter experts to facilitate rich discussion.

- After each meeting, we catalogue the input from shareholders and provide their perspective to our Board and its committees for assessment and responses, as appropriate.

Transparent and informed governance enhancements. Our Board routinely reviews and improves our governance practices and policies, including our shareholder engagement practices. Shareholder input is regularly shared with our Board, its committees, and management, facilitating a dialogue that provides shareholders with transparency into our governance practices and considerations, and informs our company's enhancement of those practices. In addition to shareholder sentiments, our Board considers trends in governance practices and regularly reviews the voting results of our shareholders' meetings, the governance practices of our peers and other large companies, and current trends in governance. See page 37 for additional detail on recent governance enhancements our Board implemented.

Our 2022 and early 2023 shareholder engagement initiatives

Throughout 2022 and in early 2023, our Lead Independent Director, Mr. Nowell, and senior management met with key stakeholders and shareholders holding approximately 52% of our outstanding institutional shares. As part of these discussions, Mr. Nowell described the Board's process in identifying, evaluating, and appointing Mr. Almeida to the Board in 2022. We obtained these shareholders' input and discussed their views on, among other things, our Board's independent oversight of management, its composition and director succession planning and recruitment process, its oversight of senior management succession planning, and our company's sustainability initiatives, including our long-standing focus on equality and economic opportunity, and our human capital management practices. More broadly, we sent periodic company updates to our largest 250 shareholders representing approximately 61% of our shares outstanding in 2022.

To further our engagement with all shareholders, including retail and employee shareholders, we significantly enhanced our annual meeting webpage in 2019 and continue to refine the webpage to provide shareholders with a platform to easily access information about our annual meeting, our director nominees, and the matters for shareholder vote. This dedicated retail shareholder annual meeting webpage also includes resources such as our Human Capital Management updates from our 2022 Annual Report. To access the 2023 annual meeting webpage, please go to *https://investor.bankofamerica.com/events-and-presentations/annual-shareholder-meeting.*

By the numbers: Depth of shareholder engagement in 2022 and early 2023



Outreach

Provided company updates to 250 largest holders and key stakeholder who own >60% shares outstanding

1:1 engagement

Held approximately 50 meetings with 35 shareholders, including nearly half of our 50 largest shareholders

Lead Independent Director

Played a leading role in the shareholder engagement process and provided information from those meetings to our Board

What we learned from our meetings with shareholders

- Shareholders were interested in the culture of our Board and how directors influence management's execution of our company's values and risk management practices, and the Board's oversight of management succession planning and management changes announced in 2021.

- A strong majority of the institutional shareholders we spoke with believe that our Board should retain the flexibility to determine its leadership structure, and that our current Board leadership structure and practices provide appropriate independent oversight of management.

- Shareholders are supportive of our approach to Board leadership, composition, and refreshment, and our deliberate process for director succession planning, including our Lead Independent Director succession plan and the recent appointment of Mr. Almeida to our Board.

- Shareholders appreciated meeting with our Lead Independent Director, Mr. Nowell, and hearing directly from him regarding Board priorities in 2022-2023, our Board's oversight of the company's drive for Responsible Growth, including our strategy and risk management practices, our acceleration of work previously underway to promote equality, diversity and inclusion, and to advance economic opportunity, and our climate initiatives.

- Shareholders understand our long-standing approach to Responsible Growth and the important role our governance practices have on making Responsible Growth sustainable. They appreciated the breadth and depth of our disclosures in these areas, including the transparency we have provided on our commitment to human capital and environmental matters.

- Shareholders continue to be instrumental in helping us shape the scope and content of our human capital management disclosures, including our Human Capital Management update in our 2021 and 2022 Annual Reports. We first published our Human Capital Management Report in 2019 and continue to update the disclosures, incorporating input from shareholders on how best to provide insight about the types of information and transparency that aid shareholders in their understanding of our human capital management practices, and how our actions in these areas, including our focus on diversity in all aspects of our business, help drive Responsible Growth.

- We discussed our company's net zero goal, including our Approach to Zero that sets forth our 2030 financing activity targets, our work helping clients and communities transition to low- and no-carbon technologies and business models, and how we are developing methods to track and measure our progress and the progress of our clients in this transition.

- Shareholders expressed support of our company's overall approach for compensating named executive officers.

- As always, shareholders appreciate the broad access to senior management subject matter experts regarding company performance, corporate governance, and environmental, social, and human capital management matters.

- Shareholders provided input on virtual annual shareholders' meetings, 2022 changes in SEC rules related to universal proxy cards and pay-versus-performance disclosure, and exclusive forum bylaws provisions.

Demonstrated track record of responsiveness to investors and other stakeholders

Our Board evaluates and reviews input from our shareholders in considering their independent oversight of management and our long-term strategy. As part of our commitment to constructive engagement with investors, we evaluate and respond to the views voiced by our shareholders, including during engagement discussions and voting results from our annual meetings of shareholders. Our dialogue has led to enhancements to our corporate governance, sustainability, and executive compensation practices, which our Board believes are in the best interest of our company and our shareholders. For example, after considering input from shareholders and other stakeholders:

- We continued to **actively consider board succession planning and refreshment,** driven by our Corporate Governance, ESG, and Sustainability Committee and the process described in "Identifying and evaluating director candidates" on page 9.

- Our 2023 proxy statement provides **more granular disclosure on our directors' experiences and diversity** (see page 8).

- We continue to provided **focused disclosure on our Board and management oversight structure for sustainability matters,** including their oversight of human capital matters and climate-related risks (see pages 7 and 38).

- At our 2022 annual meeting, we **asked our shareholders to ratify certain changes to our Bylaws designating the Delaware Court of Chancery as the exclusive forum** for certain legal actions. These Bylaws amendments were ratified by approximately 90% of the votes cast at the meeting.

- We continue to **provide transparent, thorough disclosures regarding our sustainability initiatives and accomplishments** in our proxy statements and in our annual reports (see pages 38 through 46 of this proxy statement and our 2022 Annual Report). We continue to **add to and refine disclosures on our work to drive Responsible Growth** daily in our businesses and by sharing success in our communities, driving progress to help reach a clean energy future, and being a great place to work, including Stakeholder Capitalism Metrics aligned to the UN SDGs, which are designed to drive convergence and consistency for disclosures about progress on the UN SDGs.

- In our 2022 Annual Report, we continue to include an **extensive Human Capital Management update** section to share the latest information about our commitment to being a great place to work, including our support of the physical, emotional, and financial wellness of teammates; being an inclusive workplace; and our Equal Employment Opportunity (EEO) diversity statistics. A subset of this information is summarized in this proxy statement (see pages 43 through 46).

- Based on shareholders' input on the types of information and risks to identify, in 2022-2023, we **commenced a Responsible Growth Assessment** to examine our $1.25 billion racial equality and economic opportunity commitment and our $15 billion Community Homeownership Commitment to homebuyers in low- to moderate-income (LMI) communities to assess the fulfillment of our commitments in delivering Responsible Growth. See also Proposal 11 on page 108.

- We continued to **refine our shareholder engagement process** to connect shareholders and key stakeholders with our Lead Independent Director, other independent directors, and executive management on topics that matter most to our shareholders.

- At our 2022 annual meeting, 94.5% of the votes cast favored the "Say on Pay" proposal. Our Compensation and Human Capital Committee considered this result and input from investors during our shareholder engagement process, and in light of the strong support, **maintained a consistent overall approach for compensating named executive officers** for 2022 full year performance. See Proposal 2 on page 53. Also see "Shareholder engagement & 'Say on Pay' results" on page 54 for a discussion of our compensation-related shareholder engagement and our historical "Say on Pay" vote results.

- Based on higher past participation rates and the input of institutional investors, we are holding our 2023 annual meeting by webcast.

Responsible Growth: Growth that is Sustainable[1]



Sharing our success → **Input from independent parties having many perspectives** → **Board oversight** → **Transparency** → **Accountability**

Driving concrete actions that further progress

Responsible Growth has four straightforward tenets:

- We have to grow—no excuses
- We have to be client focused in our growth
- We have to grow within our risk appetite
- **We must grow in a sustainable manner**

To drive Responsible Growth, our growth must be sustainable. This includes:

(1) sharing our success with our communities;

(2) being a great place to work; and

(3) driving operational excellence[2] so that we can continue to invest in our employees and our capabilities.

By focusing on Responsible Growth, we deliver for our teammates, clients, and shareholders **AND** help address society's biggest challenges.

Board oversight of our drive for Responsible Growth

Our Board actively oversees our drive to grow in a sustainable manner through comprehensive governance and oversight practices directly, and through its committees.

Board of Directors. Actively oversees our drive for Responsible Growth through comprehensive board governance and risk oversight practices that further the independent examination of our activities, processes, and strategies supporting Responsible Growth. The Board engages with management on: product and service offerings; diversity, equity, and inclusion; economic opportunity; human capital management; sustainable finance; and climate topics, including the company's net zero goal and climate risk management.

| **Audit Committee.** Oversees the integrity of our financial reporting, including sustainability-related disclosures. | **Compensation and Human Capital Committee.** Oversees our human capital management practices. | **Corporate Governance, ESG, and Sustainability Committee.** Oversees social and environmental sustainability matters generally, other than human capital matters. | **Enterprise Risk Committee.** Oversees risks, including reputational and climate risks. |

In 2022, the Board and its committees discussed with management our work to drive growth in a sustainable manner. For example, the Board received updates on our climate initiatives, including our climate risk management practices and our sustainable finance activities, the results of our annual Employee Satisfaction Survey and our internal Diversity & Inclusion Index, and progress on our commitment to promote diversity and inclusion. The Corporate Governance, ESG, and Sustainability Committee's discussions included our charitable giving and philanthropic investments activities, the health equity initiative established under our $1.25 billion racial equality and economic opportunity commitment, our community banking initiatives, our sustainable finance activities, our 2030 targets for reducing financed emissions and our 2022 TCFD Report. The Compensation and Human Capital Committee received updates, including our equal pay for equal work commitment, our new employee sabbatical program, and disclosures about our human capital management practices. The Audit Committee received updates, including regulatory developments on sustainability-related financial disclosure requirements. And the Enterprise Risk Committee, among other things, amended its charter to clarify that its oversight encompasses climate risk.

Listening to external perspectives

To better understand the needs of our clients and communities, we seek advice from a wide range of experts. We actively consult with independent third parties who bring diverse perspectives to help us better serve our clients, make our company a great place to work, and share success with our communities and our stakeholders. We convene with shareholders, industry leaders, consumer advocates, community advisors, thought leaders, and other stakeholders for their advice and guidance in shaping our policies and practices, and engage with our stakeholders in important assessments that identify and promote progress.

Because we are an active participant in each local community in which we operate, we understand its economy, culture, strengths, and challenges. Our efforts to deliver effective solutions and service by matching the right resources to each community's individual needs are informed by input received from community leaders, consumer advocates, and other local stakeholders. See our 2022 Annual Report for information about how we deliver for our clients and communities through our market presidents.

[1]   For cautionary information and forward-looking statements regarding Sustainability Information, see the "Table of contents" page to this proxy statement.
[2]   See our 2022 Annual Report for additional information.

Outside perspectives from our Responsible Growth Assessment

We have committed to perform an objective assessment of our $1.25 billion commitment to advance racial equality and economic opportunity and our $15 billion Community Homeownership Commitment® to homebuyers in LMI communities. The assessment will be conducted by an independent third-party and will focus on whether these commitments further our focus on delivering Responsible Growth. For more information, see Proposal 11 on page 108.

Outside perspectives from our National Community Advisory Council

In 2005, we formed our National Community Advisory Council (NCAC), a forum comprised of senior leaders from social justice, consumer advocacy, community development, environmental organizations, and policy institutes from whom we solicit independent external perspectives, guidance, and feedback. The NCAC meets at least twice annually. Our CEO and senior management join these meetings regularly and our independent Board members, including our Lead Independent Director, have had the opportunity to meet and hear directly from our NCAC advisors.

Our NCAC advisors provide multiple perspectives, engage in healthy debate and dialogue with us, and offer sound advice on critical issues affecting our clients, employees, and communities. Over the years, these advisors have informed our practices, policies, products and services in numerous areas; they are important and valuable voices helping us deliver Responsible Growth.

- **Consumer products and retail.** The NCAC provided valuable feedback on the evolution of policies and practices in our efforts to reduce checking account fees, eliminate non-sufficient funds fees, and reduce clients' reliance on overdraft. The NCAC's perspective on the needs of lower income customers helped inform the product development of SafeBalance Banking®, Affordable Loan Solution™, Better Money Habits™, and Balance Assist™. It also provided perspective on key economic opportunity issues such as access to credit, financial literacy, affordable housing, and small business and mortgage lending.

- **Workforce and jobs.** Our engagement with the NCAC members led to the pilot and subsequent expansion, in partnership with UnidosUS, of Latinos in Finance, a workforce development program focused on training bilingual talent for financial center positions. Our NCAC advisors also provided input on our Pathways initiative designed to hire thousands of teammates from LMI communities.

- **Racial equality and economic opportunity.** The NCAC, especially those members focused on civil rights, community development, and consumer advocacy, helped inform the development of our $1.25 billion, five-year commitment to advance racial equality and economic opportunity.

- **Environmental commitments.** As we continue our work to address climate change and the demands on Earth's natural resources, our NCAC advisors have been instrumental in providing counsel and input, including how we deliver on our $1 trillion Environmental Business Initiative, and work to achieve our net zero goal in our financing, operations and supply chain before 2050.

- **Capital deployment.** NCAC has helped inform our work over the years as we lead innovation and development in sustainable finance, including our leading $2 billion portfolio of loans, deposits and investments in Community Development Financial Institutions (CDFIs).[1]

For more information about our NCAC and its current membership, see *https://about.bankofamerica.com/en/making-an-impact/key-governance-topics*.

Sharing our success and making a global impact

As a global financial institution, we recognize that one of the most critical roles we can play is accelerating the deployment of capital to address the 17 UN SDGs which are directed toward building a sustainable, prosperous future for all of us. There is a significant gap between the amount of capital needed to address these global challenges and the amount that is being mobilized today. Private sector engagement is critical to closing this gap. Through the combined resources and expertise of the global financial community, governments, and nonprofit organizations, we are working to address problems through business decisions that improve our communities, generate growth, and lead to a return on investment.

Sharing success with our communities

Responsible Growth that is sustainable includes sharing our success with our communities. We do that strategically and holistically.

As a company with national and global operations, our Board and management understand the need for real and ongoing progress on assessing and addressing diversity and inclusion and economic inequality in the United States. Our long-standing commitment to promote equality, diversity and inclusion, and advance economic mobility includes multiple strategies from across our company. Through all of our activities, we drive positive change within and outside our company. We enlist many independent third parties for advice, counsel, perspective, ideas, and assistance. These third parties and other stakeholders represent a range of diverse perspectives and provide continuous feedback on our actions and progress, holding us accountable. Our Board and its Corporate Governance, ESG, and Sustainability Committee and Compensation and Human Capital Committee provide governance and oversight to these efforts. We regularly report on our activities, seek input from our shareholders about the types of information that would be useful to them in assessing our activities, review that input with our Board and its committees, and provide additional disclosures in response so that we are accountable for our progress. We have a demonstrable sustained record of promoting equality, diversity and inclusion, and advancing economic opportunity both inside our company and with external stakeholders.

[1] CDFIs, or Community Development Financial Institutions, are certified by the U.S. Department of Treasury's CDFI Fund, in recognition of their provision of financial services to low-income communities and to people who lack access to financing.

Examples of how we shared success with our communities in 2022:

Supporting economic opportunity for diverse people and communities

- Committed $15 billion to an **affordable homeownership program** to help 60,000 individuals and families purchase an affordable home. Since the program launched in 2019, we exceeded the original $5 billion commitment and helped more than 39,000 individuals and families with more than $10 billion in affordable lending to purchase a home and nearly $383 million in down payment and closing cost grants.

- Committed $44 million to 23 Minority Deposit Institutions (MDIs)[1] and women-owned banks.

- Committed $421 million to more than 130 **equity funds to provide capital to diverse entrepreneurs** and small business owners. Approximately 67% of these funds are Black/African American owned/led, 22% Hispanic-Latino owned/led, and 59% women owned/led, and are ultimately expected to invest in an estimated 2,000 plus minority- and women-led companies.

- We launched the **Bank of America Access to Capital Directory for Black Entrepreneurs and Hispanic-Latino Entrepreneurs**, which has more than 440 sources of capital, ranging from grants to equity investments to loans. The directory is also available in Spanish and builds on our ongoing work with partners to connect entrepreneurs to capital, including the Tory Burch and Bank of America Capital Program and the Bank of America Loan Fund for Women Entrepreneurs at Kiva. Through these programs and more, we've enabled more than 130,000 women entrepreneurs from more than 140 countries to grow their business.

- We are one of the largest U.S. corporate issuers of **ESG-themed bonds**. In 2022, we issued our third Equality Progress Sustainability Bond for $2 billion, designed to help advance racial and gender equality, economic opportunity, and environmental sustainability. Since 2013, Bank of America has issued $13.85 billion across 10 Green, Social and Sustainability Bonds to help advance the UN SDGs.

Sustainable finance

- We've made tremendous progress to **scale and accelerate capital** to drive environmental protection, having mobilized and deployed approximately $410 billion since 2021 as part of our $1.5 trillion by 2030 sustainable finance target.

- We originated over $263 million in loans and investments to CDFIs that finance affordable housing, economic development, small businesses, health care centers, charter schools, and other community services. With a total portfolio of $2 billion at year-end, we continue to be the largest investor in CDFIs in the nation.

- We provided $7.9 billion in loans, tax credit equity investments, and other real estate development solutions, through Community Development Banking to **finance affordable housing and economic development** across the country. Between 2005 and 2022, we financed more than 238,000 affordable housing units.

- Since 2015, we have been a **top renewable energy tax equity investor** in the U.S. with a portfolio of approximately $13.5 billion at the end of 2022. Historically, our investments have contributed to the development of approximately 41 gigawatts of total installed renewable wind and solar energy capacity in the U.S.

Financing a secure energy future

- We are already **carbon neutral** in our operations and procure our electricity from renewable sources. As part of our net zero goal, we have a 2030 target that suppliers representing 70% of our global supply chain spend set greenhouse gas (GHG) emissions reduction or renewable energy targets.

- We are taking our experience to continue to work across our company and with our clients to help transition to a secure, low-carbon economy, while also helping catalyze efforts globally by playing a leading role in a number of forums focused on accelerating and scaling the flow of climate finance capital in a targeted and equitable manner. These include the **Sustainable Markets Initiative** (SMI), which was launched by His Majesty King Charles III in his former role as His Royal Highness The Prince of Wales. Our Chair and CEO, Brian Moynihan, who serves as SMI chair, convened the 200 active CEO SMI participants throughout 2022, including at COP27, to drive collective creativity, innovation, and balance sheets toward a sustainable energy future.

- Through SMI and other forums, including the **Net Zero Banking Alliance**, **First Movers Coalition**, and **Breakthrough Energy Catalyst**, we partner with governments, regional lenders, development finance institutions (DFIs), and philanthropies to bridge the funding gap and mobilize private capital toward impactful investments for sustainable development in emerging markets.

- We are the first U.S.-based bank to commit to make all plastic credit and debit card products from at least 80% recycled plastic starting in 2023, in keeping with our focus to reduce single-use plastic in the supply chain.

Philanthropic giving

- We provided approximately $360 million in philanthropic investments to drive **economic mobility** in the communities we serve, including more than $99 million in support of workforce development and jobs, $80 million for community development and affordable housing, and nearly $92 million for basic needs.

- We donated more than $18 million to fight hunger, contributing in honor of each teammate getting a flu/coronavirus vaccination or booster. That's on top of our ongoing commitment to address hunger relief, totaling $35 million in 2022.

- Employees gave nearly 2 million volunteer hours and directed more than $65 million in combined individual giving and the company's matching gifts, volunteer grants, and other employee-directed giving programs, impacting more than 40,000 nonprofits around the world.

See our 2022 Annual Report for more information.

---

[1]   MDIs, or Minority Depository Institutions, are depository institutions where either (i) 51% or more of the voting stock is owned by minority individuals or (ii) a majority of the board of directors is minority and the community that the institution serves is predominantly minority.

Driving progress through our focus on environmental sustainability

Our enterprise climate strategy. Our three-pronged climate strategy is part of our overall focus on Responsible Growth and centers on extensive engagement and partnership with internal and external parties. The three prongs are:



Minimize BAC's impact on the environment: Net zero before 2050

Net zero in operations, supply chain, and financing activities before 2050 (*i.e.*, Scopes 1, 2, and 3)

Achieve 2030 targets to reduce financed emissions and environmental impacts across our supply chain

Carbon neutral in our operations today (*i.e.*, Scopes 1 and 2)



Inspire and enable clients to achieve net zero by 2050

Active client engagement across all industry sectors to deliver traditional and tailored climate transition solutions

Initiate coverage of new industries and companies

$1.5 trillion sustainable finance goal and other initiatives



Assess and manage climate-related risks

A rigorous risk management program to oversee our climate risk practices and shape our approach to managing climate-related risks in line with our Risk Framework

Our Progress: Updates and actions since 2020

Governance

- Established a new Enterprise Climate Program, including an Executive Steering Council on which two of our Vice Chairs, our Chief Risk Officer, our head of Enterprise Credit and others serve
- Established a Global Climate Risk team that reports to our Global Head of Climate Risk
- Created a Global Sustainable Finance group, reporting to our Global Sustainable Finance Executive, to engage our eight lines of business to finance the environmental transition and inclusive social development in alignment with the UN SDGs
- Established an ESG Disclosure sub-committee to the management-level Responsible Growth Committee

Strategy

- Committed to achieving net zero GHG emissions in our financing activities, operations, and supply chain before 2050
- Joined industry collaborations to drive consistency and harmonization in disclosures and target-setting efforts
- Announced 2030 GHG emissions targets for operations, supply chain, and financing activity in our auto manufacturing, energy and power generation portfolios
- Announced a goal of mobilizing and deploying $1.5 trillion in sustainable finance by 2030, of which $1 trillion is dedicated to supporting the transition toward a sustainable, low-carbon economy
- Announced an ESG-themed Issuance Framework to further enhance our issuances of green, social, and sustainability bonds and other ESG securities

Risk management

- Enhanced the management of climate-related risks across regions and lines of business, including updating our enterprise Risk Framework and Risk Appetite Statement[1]
- Assessed over 20 sources of climate risk data and established a climate risk data environment to enhance measurement and monitoring of climate risks across our portfolio

Metrics and targets

- Disclosed financed emissions and emissions intensity baselines for auto manufacturing, energy, and power generation portfolios
- Disclosed progress toward our $1.5 trillion by 2030 Sustainable Finance goal by lines of business
- Formalized our commitment to the development and utilization of Sustainable Aviation Fuel (SAF) and announced a 2030 SAF goal that includes multi-year partnerships with SkyNRG and American Airlines

[1] Our Risk Appetite Statement defines and communicates the amount of capital, earnings or liquidity we are willing to put at risk to achieve our strategic objectives and business plans, consistent with applicable regulatory requirements. The Risk Appetite Statement includes both qualitative components and quantitative limits that are reviewed and approved by the Board at least annually.

How we assess and manage climate-related risks

Climate-related risks are divided into two major categories: (i) risks related to the physical impacts of climate change, driven by extreme weather events such as hurricanes and floods, as well as chronic longer-term shifts such as rising average global temperatures and sea levels; and (ii) risks related to the transition to a low-carbon economy, which may entail extensive policy, legal, technology, and market changes. Effective management of climate risk requires coordinated governance, clearly defined roles and responsibilities, and well-developed processes to identify, measure, monitor, and control risks. We continue to build out and enhance our climate risk management capabilities. As climate risk is interconnected with all key risk types, we have developed and continue to enhance processes to embed climate risk considerations into our Risk Framework, risk appetite, and risk management programs established for strategic, credit, market, liquidity, compliance, operational, and reputational risks. Our Environmental and Social Risk Policy Framework aligns with our Risk Framework and provides additional clarity and transparency regarding our approach to environmental and social risks, including climate risk. Our Environmental and Social Risk Policy Framework also helps define how we deploy capital and resources.

Our governance framework establishes oversight of climate risk practices and strategies by our Board, supported by the Board's Enterprise Risk Committee, as well as the Management Risk Committee and the Responsible Growth Committee, both of which are management-level committees comprised of senior leaders across every major business lines and control function. The Responsible Growth Committee is supported by the ESG Disclosure sub-committee, which is responsible for reviewing and providing oversight of our company's climate and sustainability-related public disclosures.

Our climate risk management efforts are overseen by a senior executive who reports to the Chief Risk Officer. The Climate Risk Council, which consists of leaders across risk, business lines, and control functions, meets routinely to discuss our approach to managing climate-related risks in line with our Risk Framework.

Transparency and accountability

We are transparent and thorough in reporting on our climate goals and progress. We demonstrate our commitment to transparency by providing information about our approach to addressing climate change and managing risk through a number of reporting frameworks. For additional information, the following are available at *https://about.bankofamerica.com/en/making-an-impact*:

- **Environmental and Social Risk Policy Framework**, which articulates our approach to environmental and social risks across our business, as well as outlining the environmental and social issues most relevant to us.

- **Approach to Zero**, which sets forth our 2030 targets for reducing emissions associated with financing activities for three key sectors: auto manufacturing, energy and power generation

- **2022 TCFD Report,** which aims to use financial risk disclosures as a means to inform investors and other stakeholders about the risks companies, including ours, face related to climate change and how those risks/opportunities are being managed.

- **ESG Data Performance Summary,** which provides voluntary, comprehensive reporting with data across many facets of our sustainability and social responsibility work. The report is organized along the International Business Council stakeholder capitalism theme of People, Planet, Prosperity, and Principles of Governance, and includes our disclosure against the Global Reporting Initiative, or GRI, framework.

- Sustainability and social responsibility strategy, policies, and practices in our 2022 Annual Report, including our:

  - **Stakeholder Capitalism Metrics** developed by the International Business Council.

  - **Sustainability Accounting Standards Board (SASB) Report**, which provides disclosures aligned with the sustainability accounting standards set forth by SASB.

- **CDP Climate Change Report, CDP Verification Statement**, and our response to the **2022 CDP Climate Change Questionnaire**. The report and the statement follow CDP, a global disclosure system for companies to manage their environmental impacts. More detailed information related to our CDP responses can be found in our TCFD Report.

Many observers express different views on disclosures; for example there are several shareholder proposals in this proxy statement each seeking different disclosures. We encourage shareholders to review the disclosures above and described elsewhere in this proxy statement and our 2022 Annual Report. We believe the thoroughness and transparency in our disclosures do not require the additional, expensive and redundant disclosures sought by these proposals.

More details on our approach to addressing the clean energy transition and managing risk in our financing activities can be found in our 2022 Annual Report, on the prior page, and in Proposals 8, 9, and 10 starting on page 98.

Being a great place to work

Responsible Growth that is sustainable includes being a great place to work. We do that strategically and holistically.

Building a diverse and inclusive workplace

We believe that our diversity makes us stronger, and our leaders embrace diversity and inclusion as integral to our business success.

Our commitment to a diverse and inclusive environment starts at the top with our Board and CEO and extends to all teammates. Our CEO and management team set the diversity and inclusion goals of the company. Each management team member has business-specific, action-oriented diversity goals, which are subject to our quarterly business review process, used as part of talent planning, and included in scorecards reviewed by the Board. Management team members cascade these goals across their organizations to support commitment and accountability across the company. We hold all managers responsible for driving a diverse workforce and an inclusive work environment. We also provide opportunities for managers to sponsor and support rising talent to continue building our diverse workforce.

Our Global Diversity & Inclusion Council, established nearly 30 years ago, continues to promote diversity goal setting, which is embedded in our performance management process at all levels of the organization. The global council sponsors and supports business, operating unit, and regional diversity and inclusion councils to provide alignment to enterprise diversity strategies and goals. Membership on the council consists of senior executives from every line of business, every region, our local markets, and has been chaired by Mr. Moynihan since 2007.

Our Chief Diversity & Inclusion and Corporate Social Responsibility Officer partners with our CEO and management team to drive our diversity and inclusion strategy, initiatives, programs, and policies.

Transparency and accountability. We hold ourselves accountable for increasing diverse representation, including by disclosing our employment metrics and measuring progress across top management levels. We have built robust analytics and put processes in place at all levels of the company, including our top three management levels, to drive progress and accountability. And we report on our progress.

- In November 2019, we published our first Human Capital Management Report with details on all we do to support our employees and their families and on our workforce diversity metrics over time. In October 2020, we followed up with an updated report to provide information on the steps we have taken during the global health crisis, our focus on hiring, developing, and retaining diverse talent and the additional steps we are taking to continue to build on our progress.

- In our 2021 Annual Report and again in our 2022 Annual Report, we include a Human Capital Management update section to continue to provide key information on our progress in being a great place to work.

- We routinely disclose our company's EEO diversity statistics in order to publicly hold ourselves accountable and to confirm whether we are delivering on our commitment to increase diverse representation across the company wherever possible. See our 2022 Annual Report for our 2022 EEO diversity statistics.

Our company has built a diverse pipeline of candidates for positions at all levels of the company, including leadership positions, as demonstrated in our published workforce diversity metrics. For over a decade, our company has had a long-standing practice of utilizing diverse slates in order to grow diversity at senior levels of the company. To further demonstrate our commitment to this long-standing practice, we have formalized the use of diverse candidate slates into a policy. The use of diverse slates at senior levels, among other broad based diversity practices, has helped to drive strong progress against our aspirational goal for our workforce to mirror the clients and communities we serve at all levels of the company.

Our latest measures show improvement in the diversity of our leadership, management and global workforce, including:

57% of our Board's director nominees are diverse, including **36%** women.	**55%** of our management team is diverse[1], including **32%** women.	**50%** of our global workforce are women and **50%** of our U.S. workforce are people of color.[2]
People of color in executive/senior level individual and management positions have increased by **67%** since 2015.	Since 2015, our representation of people of color in the top three management levels increased **73%**.	Since 2009, representation of people of color in our Campus classes increased **64%**.

[1]   Includes women and people of color; CEO included with Board nominees
[2]   U.S. only

To help drive a culture of inclusion, we have developed and provide employees with access to a range of programs and resources focused on building understanding and driving progress in the workplace, including our series of courageous conversations and inclusion learning and development programs that provide teammates with opportunities to discuss topics central to who we are as individuals, including racial equality, economic opportunity, gender, sexual orientation, disability status, military service, mental health, and more.

Recruiting and developing talented teammates. A key aspect of Responsible Growth is attracting and retaining exceptional talent from around the world to our company. This starts with how we recruit new employees and extends to the many ways we support their professional development and career growth. We partner with more than 450 universities across the globe to provide entry-level opportunities through our campus program, including nearly 30 Hispanic-Serving Institutions and Historically Black Colleges and Universities, as well as 30 community colleges. In 2022, we onboarded 1,800 fulltime campus hires, 44% women and 59% people of color; contributed $9.6 million to 50 national workforce training partners and nearly $31 million to date toward programs focused on increasing diverse talent in high-growth areas; and hired more than 5,100 U.S. teammates with a military background. We are making progress on our commitment to hire an additional 10,000 LMI hires by 2025, bringing our total to 20,000 LMI hires. We surpassed our initial goal of 10,000 hires three years early. We also focus on recruiting diverse talent, including military and veterans, LGBTQ+ individuals, and people with disabilities.

We are investing in teammates' career growth and success through The Academy at Bank of America, our award-winning onboarding, education, and professional development organization established in 2017. For our leaders and managers, we offer a range of development programs that provide assessments, professional coaching, strategies, and tactics to help leaders progress in their careers and strengthen our leader pipeline for future roles.

Promoting physical, emotional, and financial wellness

We provide employees with access to leading benefits and programs that help teammates be well—physically, emotionally, and financially. This is core to our values and to Responsible Growth, and we continue to evolve our benefits and programs over time to meet teammates where they are in their career and personal lives. Below are recent highlights of our benefits and programs that support the physical, emotional, and financial wellness of our teammates. See our 2022 Annual Report for more details.

Physical wellness. To help our employees be physically well, we offer health insurance plans that provide access to virtual care, condition management, and specialty programs and tools that help employees know how to prevent illness and maintain wellness. We have held medical premiums flat for U.S. employees earning less than $50,000 for the 10th year in a row. For the sixth straight year, employees earning between $50,000 and less than $100,000 saw premium increases below the national average.

Emotional wellness. Helping our teammates be emotionally well means providing resources to help handle stress, manage conflicts and adversity, and deal with grief in positive, healthy ways.

- We expanded in-person confidential counseling through our Employee Assistance Program by adding onsite benefits counselors in some of our large office locations, doubled the number of free in-person confidential counseling sessions to 12, and expanded virtual options to provide free unlimited, confidential 24/7 phone access to specialists for counseling.

- Our Life Events Services team helps provide teammates with personalized connections to resources, by tapping experts inside and outside the company for significant events like domestic violence, natural disasters, terminal illness, retiring from the company, survivor support, and more.

- We continued to provide 50 days of back-up childcare and eldercare when regular arrangements are unavailable. We provide 26 weeks of parental leave for birth or adoption of a child, 16 weeks of which are fully paid for eligible teammates. We continued to provide additional resources from Thrive Global, including digital programs, in-person training, and daily guided mindfulness to teammates navigating evolving work and home routines.

- Announced in 2022, our industry-leading sabbatical program provides employees the opportunity to take 4-6 weeks additional paid time off beginning at 15 years of continuous service to recharge and refocus as they best see fit.

Financial wellness. Having financial wellness means developing and maintaining good money habits, planning for short-term and long-term expenses, and setting aside savings for goals or emergencies. We support teammates in reaching financial wellness with retirement savings plans and other programs, along with access to self-guided financial planning tools and expert advice.

5%
matching 401(K) contribution, plus 2–3% annual contribution

$17M
in tuition assistance for more than 5,000 teammates in 2022

Note: Specific programs vary by region. U.S. programs shown.

Recognizing and rewarding teammate performance

Our pay-for-performance compensation approach strives to recognize and reward performance with competitive and fair pay for the work done, at all levels of our company. We believe our pay-for-performance approach—combined with our focus on workforce representation—will continue driving the advancement and representation of women and people of color in our company.

We pay our employees fairly based on market rates for their roles, experience, and how they perform, and we regularly benchmark against other companies both within and outside our industry to help confirm our pay is competitive. We have a standard U.S. practice that restricts the solicitation of compensation information from candidates during our hiring process so that we consider new hires for their individual qualifications and roles, rather than how they may have been previously compensated.

We are committed to equal pay for equal work. We maintain robust policies and practices that reinforce equal pay for equal work, including reviews with oversight from our Board and senior leaders. For over 16 years, we have conducted rigorous processes and analyses with outside experts to examine individual employee pay before year-end compensation decisions are finalized, and we adjust compensation where appropriate. In 2022, our analyses show that we continued to compensate our employees fairly and equitably as demonstrated through our equal pay for equal work review. Our review covered our regional leadership hubs (U.S., U.K., France, Ireland, Hong Kong, and Singapore) and India. Results of this equal pay for equal work review showed that compensation received by women was on average more than 99% of that received by men, and that compensation received by people of color in the U.S. was on average more than 99% of that received by non-people of color employees.

Equal pay for equal work commitments



| Fair hiring practices, including pay inquiry restrictions in the U.S. | Annual analysis from outside experts | Compensation adjustments, where appropriate | Board and senior leader oversight | Review covers geographies with significant operations |

$25 by 2025



2025	$25
2022	$22
2021	$21
2020	$20
2019	$17
2017	$15

We have long been a leader in establishing an internal minimum rate of pay above all mandated minimums for our U.S. hourly employees, and have made regular increases over the past several years. In May 2021, we announced we will increase our minimum hourly wage for U.S. employees to $25 by 2025. We took a step closer to our goal and increased our minimum pay to $22 per hour in June 2022.

Sharing Success compensation awards[1]

For the sixth year since 2017, we recognized our teammates with Sharing Success compensation awards. Approximately 96% of employees globally have received or will receive an award this year. Most awards are in the form of company common stock that vest over four years, providing the opportunity to further share in our company's long-term success and align employees' interests with shareholders.

96%
of employees globally have received or will receive a Sharing Success award this year

We have invested over
$4B
in awards since 2017 in addition to all other compensation provided to employees

Listening to our employees: Employee Engagement Survey and turnover results

Each year, our Employee Engagement Survey gathers the voice of teammates across the company to shape and inform our work going forward.

More than 170,000 teammates shared ideas and feedback by participating in our 2022 survey. Our Employee Engagement Index score reflects significant progress over time—increasing 10% during the last decade. We also measure an internal Diversity & Inclusion Index[2] that gives us feedback on how we measure inclusion at the company. It is up 9% during the same time and exceeds industry benchmarks.

[1] Sharing Success compensation awards are based on our 2022 performance and delivered in 2023; they are in addition to our standard annual compensation and bonus awards.

[2] Our Diversity & Inclusion Index measures core areas like how comfortable teammates feel sharing different opinions without fear of negative consequences, whether or not they feel they are being treated fairly, their impression of how well Bank of America has done in creating an environment where people of diverse backgrounds can succeed and how Bank of America values the unique experiences our teammates bring to the workplace.

The results of the survey and the process of continuous improvement that ensues is discussed with the Board at least annually. Our efforts reflect our progress in being a great place to work. We believe our employee turnover reflects the strength of our employee engagement results and how our teammates view Bank of America as an employer of choice.

Over the past decade, our turnover rate has been among the lowest in the industry. In that time, we have experienced vastly different labor markets, the pandemic, and return to office. With the tight labor market in 2022, we saw a slight increase in turnover in the first half of the year and in the second half, dropped back to pre-pandemic record lows, resulting in a 13% annualized turnover rate—a strong result for a company of our size and scale.

With our variety of resources and programs that support career growth and development, we're helping teammates have long-term careers with our company. We also continue to enhance our internal mobility practices, which has led to nearly 45% of our open roles being filled by internal candidates.



2022 Employee Engagement Survey and turnover results

Recognitions

In 2022, we were named World's Best Bank by Euromoney, America's Most JUST Company by JUST Capital and CNBC, and one of the 100 Best Companies to Work For by Fortune. Below is a summary of our most recent recognitions.[1]

Barron's

100 Most Sustainable Companies (2022, 2021, 2020)
Top 100 Women Advisors (2022) *recognized for 17 consecutive years*

Bloomberg

Gender-Equality Index (2023, 2022, 2021, 2020)

Disability:IN

Named one of the best places for Disability Inclusion (2022, 2021, 2020)

Environmental Finance

Net Zero Progression of the Year—Americas (2022)

Euromoney

World's Best Bank (2022)
Best Bank in the U.S. (2022)

Forbes

America's Best Employers for Diversity (2022)
World's Best Employers (2023, 2022, 2021)
World's Top Female-Friendly Companies (2022, 2021)
America's Best Employers for Veterans (2022, 2021)
America's Best Large Employers (2023)
America's Best Employers for New Grads (2022, 2021)
America's Best Employers for Women (2022, 2021)

Fortune

100 Best Companies to Work For (2022, 2021, 2020)
Best Large Workplaces for Women (2022, 2021, 2020)
Best Workplaces for Parents (2022, for 6th consecutive year)
Best Large Workplaces for Millennials (2022, 2021)
World's Most Admired Companies (2023, 2022, 2021, 2020) *first ranking Megabank in 2022*

Human Rights Campaign

Corporate Equality Index (2022, 2021) *scored 100%*
Named one of the Best Places to Work for LGBTQ+ Equality (2022, 2021)

Just Capital

Named #1 on America's Most JUST Companies (2023)
Named to America's Most JUST Companies (2022, 2021, 2020)
#1 Industry Leader — Banks (2023, 2022)

LATINA Style

Top 50 Best Companies for Latinas to Work For in the U.S. (2022) *recognized for 23 consecutive years*

Military Times

Best for Vets: Employers (2022, 2021, 2020)

National LGBT Chamber Of Commerce

Corporation of the Year (2022)

People Magazine

Companies that Care (2022, 2021, 2020)

Seramount (formerly Working Mother Media)

100 Best Companies (2022) *recognized for 34 consecutive years*
Best Companies for Multicultural Women (2022, 2021, 2020)
Best Companies for Dads (2022, 2021, 2020)
Top Companies for Executive Women (2022, 2021, 2020)
Inclusion Index (2022, 2021, 2020)

United States Hispanic Chamber Of Commerce

Corporation of the Year (2022)

Women's Business Enterprise National Council

Top Corporations for Women's Business Enterprises (2023) *recognized for 12 consecutive award years*

---

(1)   The recognitions referenced above represent awards given to various affiliates of Bank of America. Specific details regarding these awards can be found by visiting the websites of the companies that provided the awards or by visiting *newsroom.bankofamerica.com/awards* for further detail. See our 2022 Annual Report for additional recognitions.

Related person and certain other transactions

The related person transactions policy in our Corporate Governance Guidelines sets forth our policies and procedures for reviewing and approving or ratifying any transaction with related persons (directors, director nominees, executive officers, shareholders holding 5% or more of our voting securities, or any of their immediate family members or affiliated entities). Our policy covers any transactions where the aggregate amount involved will or may be expected to exceed $120,000 in any fiscal year, our company is a participant, and a related person has or will have a direct or indirect material interest.

Under our related person transactions policy, our Corporate Governance, ESG, and Sustainability Committee must approve or ratify any related person transactions, and when doing so, consider: the related person's interest in the transaction; whether the transaction involves arm's-length bids or market prices and terms; the transaction's materiality to each party; the availability of the product or services through other sources; the implications of our Code of Conduct or reputational risk; whether the transaction would impair a director's or executive officer's judgment to act in our company's best interest; the transaction's acceptability to our regulators; and in the case of an independent director, whether the transaction would impair his or her independence or status as an "outside" or "non-employee" director.

Our Board has determined that certain types of transactions do not create or involve a direct or indirect material interest on the part of the related person and therefore do not require review or approval under the policy. These include transactions involving financial services, including: loans and brokerage; banking, insurance, investment advisory, or asset management services; and other financial services we provide to any related person, if the services are provided in the ordinary course of business, on substantially the same terms as those prevailing at the time for comparable services provided to non-affiliates, and comply with applicable law, including the Sarbanes-Oxley Act of 2002 and Federal Reserve Board Regulation O.

A number of our directors, director nominees, and executive officers, their family members, and certain business organizations associated with them are or have been clients of our banking subsidiaries. All extensions of credit to these persons have been made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time in comparable transactions with persons not related to our company and did not involve more than the normal risk of collectability.

Occasionally, we may have employees who are related to our executive officers, directors, or director nominees. The son of Mr. D. Steve Boland, an executive officer, and the brother of Dr. Zuber, a director and nominee, are each employed by the company in non-executive, non-strategic positions, and each received compensation in 2022 of approximately $145,000 and $420,000, respectively. Dr. Zuber's brother's compensation is primarily commissions based. The methodology through which his compensation is calculated is consistent with that used for other financial advisors in similar roles. The compensation and other terms of employment of both Mr. Boland's son and Dr. Zuber's brother are determined on a basis consistent with the company's human resources policies.

Our company and Mr. Moynihan are parties to an aircraft time-sharing agreement, as disclosed in prior proxy statements and approved by our Corporate Governance, ESG, and Sustainability Committee in December 2010. In addition, the company and each of our executive officers have entered into nonexclusive aircraft time-sharing agreements. These agreements provide a means under Federal Aviation Administration regulations for our executive officers to reimburse the company for incremental costs of permitted personal travel on our company's aircraft. To the extent such aircraft usage exceeds the dollar threshold in our related person transactions policy, it will be reviewed for approval or ratification by our Corporate Governance, ESG, and Sustainability Committee.

Based on information contained in separate Schedule 13G filings with the SEC, each of Warren E. Buffett/Berkshire Hathaway Inc. (Berkshire Hathaway), BlackRock, Inc. (BlackRock), and The Vanguard Group (Vanguard) reported that it beneficially owned more than 5% of the outstanding shares of our common stock as of December 31, 2022 (see "Stock ownership of directors, executive officers, and certain beneficial owners" on the next page). In the ordinary course of our business during 2022, our subsidiaries provided and are expected to continue to provide financial advisory, sales and trading, treasury, and other financial or administrative services to Berkshire Hathaway, BlackRock, and Vanguard and their subsidiaries.

These and other routine business transactions between the companies were entered into on an arm's-length basis and contain customary terms and conditions. Our company and its subsidiaries may also, in the ordinary course, invest in BlackRock or Vanguard funds or other products or buy or sell assets to or from BlackRock or Vanguard funds and separate accounts.

Stock ownership of directors, executive officers, and certain beneficial owners

The following table shows the number of shares of our common stock beneficially owned as of March 1, 2023 by: (i) each director; (ii) each named executive officer; (iii) all directors and executive officers as a group; and (iv) beneficial owners of more than 5% of any class of our voting securities (as determined under SEC rules). As of that date, none of our directors and executive officers owned any shares of any class of our voting securities or other preferred stock, other than as reported in the table below, or had any outstanding options or warrants for such shares. Each director, each named executive officer, and all directors and current executive officers as a group beneficially owned less than 1% of our outstanding common stock or other preferred stock. Unless otherwise noted, all shares of our common stock are subject to the sole voting and investment power of the directors and executive officers. The table below also contains information about other stock units that are not deemed beneficially owned under SEC rules.

| | | Other stock units | | |
Name	Common stock beneficially owned	Deferred director stock awards[1]	Unvested restricted stock units[2]	Total
Directors				
Sharon L. Allen[3]	99,927	13,827	—	113,754
José (Joe) E. Almeida	4,529	—	—	4,529
Frank P. Bramble, Sr.[4]	80,217	197,980	—	278,197
Pierre J.P. de Weck	81,197	—	—	81,197
Arnold W. Donald	102,127	6,942	—	109,069
Linda P. Hudson	19,507	95,907	—	115,414
Monica C. Lozano	3,000	198,638	—	201,638
Lionel L. Nowell III	3,930	142,670	—	146,600
Denise L. Ramos	—	45,850	—	45,850
Clayton S. Rose[5]	25,515	40,444	—	65,959
Michael D. White[6]	85,650	67,697	—	153,347
Thomas D. Woods[7]	84,610	—	—	84,610
R. David Yost	64,153	161,193	—	225,346
Maria T. Zuber	44,028	—	—	44,028
Named Executive Officers				
Brian T. Moynihan[8]	2,418,201	—	1,630,815	4,049,016
Alastair M. Borthwick[9]	312,065	—	549,624	861,689
Dean C. Athanasia[10]	431,777	—	665,447	1,097,224
Paul M. Donofrio	1,018,277	—	671,026	1,689,303
Geoffrey S. Greener[11]	1,178,690	—	671,026	1,849,716
All directors and current executive officers as a group (31 persons)[12]	9,655,935	971,148	11,170,382	21,797,465

Name	Common stock beneficially owned	Percent of class
Certain Beneficial Owners		
Warren E. Buffett/Berkshire Hathaway Inc.[13]	1,032,852,006	12.9%
The Vanguard Group[14]	607,703,467	7.6%
BlackRock, Inc.[15]	474,777,122	5.9%

(1)   For non-management directors, includes stock units credited to their accounts pursuant to deferrals made under the terms of the Director Deferral Plan (DDP). These stock units do not have voting rights and are not considered beneficially owned under SEC rules. Each unit has a value equal to the fair market value of a share of our common stock. These units, which are held in individual accounts in each director's name, will be paid in cash upon the director's retirement if vested at that time.

(2) Includes the following stock units, which are not treated as beneficially owned under SEC rules because the holder does not have the right to acquire the underlying stock within 60 days of March 1, 2023 and/or the stock units will be paid in cash and therefore do not represent the right to acquire stock:

Name	Time-based RSUs (TRSUs)	Cash-settled RSUs (CRSUs)	Performance RSUs (PRSUs)	Total stock units
Brian T. Moynihan	324,591	237,303	1,068,921	1,630,815
Alastair M. Borthwick	406,073	—	143,551	549,624
Dean C. Athanasia	372,173	—	293,274	665,447
Paul M. Donofrio	374,033	—	296,993	671,026
Geoffrey S. Greener	374,033	—	296,993	671,026
All current executive officers as a group	7,523,677	237,303	3,409,402	11,170,382

Each stock unit has a value equal to the fair market value of a share of our common stock, but does not confer voting rights. TRSUs will be settled in shares of our common stock or cash at vesting or, in certain circumstances, after termination of employment, and may include the right to receive dividend equivalents. CRSUs do not include the right to receive dividend equivalents and will be paid in cash. PRSUs include the right to receive dividend equivalents and vest subject to attaining pre-established performance goals. To the extent earned, PRSUs will be settled 100% in shares of our common stock. For unearned PRSUs, the stock units shown include the number of PRSUs granted assuming 100% of the award will be earned; however, the actual number of stock units earned may vary depending upon achieving performance goals. Because they are economically comparable to owning shares of our common stock, certain of these stock units currently qualify for purposes of compliance with our stock ownership and retention requirements, except for PRSUs, which qualify only when earned. The reported stock units do not include any stock units held in the Bank of America Deferred Compensation Plan (formerly known as the Bank of America 401(k) Restoration Plan).

(3) Includes 1,000 shares of our common stock for which Ms. Allen shares voting and investment power with her spouse.

(4) Includes 43,400 shares of our common stock for which Mr. Bramble shares voting and investment power with his spouse.

(5) Includes 25,515 shares of our common stock for which Dr. Rose shares voting and investment power with his spouse.

(6) Includes 77,000 shares of our common stock for which Mr. White shares voting and investment power with his spouse.

(7) Includes 50,003 shares of our common stock for which Mr. Woods shares voting and investment power with his spouse.

(8) Includes 48,376 shares of our common stock for which Mr. Moynihan shares voting and investment power with his spouse.

(9) Includes 312,065 shares of our common stock for which Mr. Borthwick shares voting and investment power with his spouse.

(10) Includes 431,777 shares of our common stock for which Mr. Athanasia shares voting and investment power with his spouse.

(11) Includes 1,178,690 shares of our common stock for which Mr. Greener shares voting and investment power with his spouse.

(12) Such persons have sole voting and investment power over 6,492,887 shares of our common stock and shared voting and investment power over 3,163,048 shares of our common stock. Also, as of March 1, 2023, an executive officer held 40,000 depositary shares of Non-Cumulative Preferred Stock, Series LL and 60,000 depositary shares of Non-Cumulative Preferred Stock, Series NN, with each depositary share representing a 1/1,000th interest in a share of such preferred stock.

(13) Consists of common stock held indirectly by Warren E. Buffett, 3555 Farnam Street, Omaha, NE 68131 and Berkshire Hathaway Inc., 3555 Farnam Street, Omaha, NE 68131. According to a Schedule 13G/A filed with the SEC on February 16, 2021, Mr. Buffett and Berkshire Hathaway Inc. had shared voting and investment power with respect to all 1,032,852,006 shares. National Indemnity Company, a subsidiary of Berkshire Hathaway Inc., had shared voting and investment power with respect to 745,228,606 shares, representing 9.3% of our common stock. Information about other entities deemed to share beneficial ownership of the shares, including their voting and investment power, is disclosed in the Schedule 13G/A.

(14) Consists of common stock held by The Vanguard Group, 100 Vanguard Blvd., Malvern, PA 19355. According to a Schedule 13G/A filed with the SEC on February 9, 2023, The Vanguard Group had sole investment power with respect to 577,869,501 shares, shared voting power with respect to 9,855,192 shares, and shared investment power with respect to 29,833,966 shares.

(15) Consists of common stock held by BlackRock, Inc., 55 East 52nd Street, New York, NY 10055. According to a Schedule 13G/A filed with the SEC on February 7, 2023, BlackRock, Inc. had sole voting power with respect to 424,492,150 shares and sole investment power with respect to 474,777,122 shares.

Director compensation

Our director compensation philosophy is to appropriately compensate our non-management directors for the time, expertise, and effort required to serve as a director of a large, complex, and highly regulated global company, and to align the interests of directors and long-term shareholders.

Annual payments are made after the directors are elected by shareholders. Directors who begin their Board or committee chair service other than at the annual meeting of shareholders receive a prorated amount of annual compensation. Mr. Moynihan receives no compensation for his services as a management director.

2022 Director pay components

The primary elements of annual compensation and incremental awards for our non-management directors for 2022, all of whom are independent, are provided in the table below. Incremental awards recognize additional responsibilities and the time commitment of these critical Board leadership roles.

		Incremental awards for board leadership		
Annual award components	Non-management directors ($)	Lead Independent Director ($)	Audit & Enterprise Risk Committee chairs ($)	Compensation and Human Capital & Corporate Governance, ESG, and Sustainability Committee chairs ($)
Cash Award	100,000	50,000	40,000	30,000
Restricted Stock Award	250,000	100,000	N/A	N/A

The annual restricted stock award in 2022 was made pursuant to the Bank of America Corporation Equity Plan (BACEP). The number of restricted shares awarded is equal to the dollar value of the award divided by the closing price of our common stock on the NYSE on the grant date, rounded down to the next whole share, with cash paid for any fractional share. Dividends are paid on the award when they are paid on shares of our common stock. The annual restricted stock award is subject to a one-year vesting requirement. If a director retires before the one-year vesting date, a prorated amount of the award vests based on the number of days the director served during the vesting period before retirement. Any unvested amount of the award is forfeited.

2022 Director compensation review

Our Compensation and Human Capital Committee annually reviews and periodically recommends updates to the director compensation program to our Board for approval. The Committee's recommendation takes into account our director compensation philosophy, changes in market practices, and consultation with the Committee's independent compensation consultant, Farient Advisors.

In 2022, the Committee reviewed director compensation, taking into account multiple factors, including pay practices at publicly traded companies, continued expansion of non-management director and Lead Independent Director responsibilities, and growing time commitments. Based on that review and the Committee's recommendation, our Board approved: for all non-management directors, a $20,000 annual cash award increase to $120,000 and a $20,000 annual restricted stock award increase to $270,000; for our Lead Independent Director, a $25,000 incremental annual cash award increase to $75,000 and a $25,000 incremental annual restricted stock award increase to $125,000. These changes will take effect as of our 2023 annual meeting of shareholders and will be payable to our non-management director nominees who are successfully elected at that meeting. No changes were made to incremental annual cash awards for committee chair service.

Director deferral plan

Non-management directors may elect to defer all or a portion of their annual restricted stock or cash awards through the Bank of America Corporation Director Deferral Plan (Director Deferral Plan). When directors elect to defer their restricted stock award, their "stock account" is credited with "stock units" equal in value to the restricted stock award and subject to the same vesting requirement applicable to restricted stock awards to directors. Each stock unit is equal in value to a share of our common stock but because it is not an actual share of our common stock, it does not have any voting rights. When directors elect to defer their cash award, they may choose to defer into either a stock account or a "cash account." Deferrals into a stock account are credited with dividend equivalents in the form of additional stock units and deferrals into the cash account are credited with interest at a long-term bond rate. Following retirement from our Board and depending on the director's selection, a non-management director may receive the stock account balance (to the extent vested) and cash account balance in a single lump-sum cash payment or in a series of cash installment payments.

Stock retention requirements and hedging prohibition for directors

- Under our stock retention requirements, non-management directors are required to hold and cannot sell the restricted stock they receive as compensation (except as necessary to pay taxes on taxable events such as vesting) until termination of their service. All non-management directors are in compliance with these requirements.

- Our Code of Conduct prohibits our directors from hedging and speculative trading of company securities.

- The BACEP prohibits our directors from pledging equity-based awards, including restricted stock awards.

- See "Hedging policy" on page 34 for additional information about our hedging prohibition rules.

2022 Director compensation

The following table shows the compensation paid for services in 2022 to our non-management directors, all of whom are independent:

Director	Fees earned or paid in cash ($)[1]	Stock awards ($)[2]	All other compensation ($)[3]	Total ($)
Sharon L. Allen	140,000	250,000	—	390,000
José (Joe) E. Almeida[4]	61,370	153,425	—	214,795
Frank P. Bramble, Sr.	130,000	250,000	—	380,000
Pierre J.P. de Weck	100,000	250,000	317,344	667,344
Arnold W. Donald	100,000	250,000	—	350,000
Linda P. Hudson	100,000	250,000	—	350,000
Monica C. Lozano	130,000	250,000	—	380,000
Lionel L. Nowell III	150,000	350,000	—	500,000
Denise L. Ramos	100,000	250,000	—	350,000
Clayton S. Rose	140,000	250,000	—	390,000
Michael D. White	100,000	250,000	—	350,000
Thomas D. Woods	100,000	250,000	137,425	487,425
R. David Yost	100,000	250,000	—	350,000
Maria T. Zuber	100,000	250,000	—	350,000
Susan S. Bies (retired)	—	—	200,000	200,000
Thomas J. May (retired)	—	—	300,000	300,000

(1) The amounts in this column represent the annual cash award plus any Lead Independent Director or committee chair cash retainers paid in 2022, including amounts deferred under the Director Deferral Plan. For 2022 cash awards deferred into the stock account under the Director Deferral Plan, our directors were credited with the stock units shown in the table below based on the closing price of our common stock on the date of deferral:

Director	Stock units (#)	Value of deferred stock units ($)
Denise L. Ramos	2,743.48	100,000
R. David Yost	2,738.48	100,000

(2) The amounts in this column represent the aggregate grant date fair value of restricted stock awards granted during 2022, whether or not those awards were deferred under the Director Deferral Plan. The grant date fair value is based on the closing price of our common stock on the NYSE on the grant date. As of December 31, 2022, our non-management directors held the number of unvested shares of restricted stock or, if deferred, unvested stock units shown in the table below:

Director	Unvested shares of restricted stock or stock units (#)
Sharon L. Allen	6,859
José (Joe) E. Almeida	4,529
Frank P. Bramble, Sr.	6,859
Pierre J.P. de Weck	6,858
Arnold W. Donald	6,858
Linda P. Hudson	6,859
Monica C. Lozano	6,859
Lionel L. Nowell III	9,602
Denise L. Ramos	6,859
Clayton S. Rose	6,859
Michael D. White	6,859
Thomas D. Woods	3,771
R. David Yost	6,859
Maria T. Zuber	6,858
Susan S. Bies (retired)	—
Thomas J. May (retired)	—

(3) Ms. Bies and Mr. May retired from our Board at the 2022 annual meeting. Charitable gifts of $200,000 and $300,000 were made in 2022 on behalf of Ms. Bies and Mr. May, respectively, to recognize their retirement from and service to our Board.

Mr. de Weck is chair of the board of directors of Merrill Lynch International (MLI), a United Kingdom broker-dealer subsidiary of Bank of America. For his services as chair of the board of directors of MLI, Mr. de Weck received an annual cash retainer totaling £135,000. Mr. de Weck is also chair of the board of directors of BofA Securities Europe S.A. (BofASE), a French broker-dealer subsidiary of Bank of America. For his services as chair of the board of directors of BofASE, Mr. de Weck received an annual cash retainer totaling €140,000. The retainers paid in 2022 are reported in the table above based on a weighted average exchange rate of approximately 0.80 pounds sterling to one dollar for his MLI service and approximately 0.94 euros to one dollar for his BofASE service. The exchange rate used for each payment was based on the average exchange rate for the month prior to the month of payment.

Mr. Woods is a member of the board of directors of MLI. For his services as a non-management director of MLI and chair of the MLI board risk committee, Mr. Woods received an annual cash retainer totaling £110,000. The retainer paid in 2022 is reported in the table above based on a weighted average exchange rate of approximately 0.80 pounds sterling to one dollar. The exchange rate used for each payment was based on the average exchange rate for the month prior to the month of payment.

This column excludes the perquisites received by a director to the extent the total value of such perquisites was less than $10,000 in aggregate, as permitted under SEC rules.

(4) Mr. Almeida became a director in September 2022. The amount for Mr. Almeida reflects a prorated award for his period of service.

Proposal 2: Approving our executive compensation (an advisory, non-binding "Say on Pay" resolution)

We are seeking an advisory vote to approve our executive compensation for 2022. At our 2017 annual meeting of shareholders, a majority of shareholders voted to have a "Say on Pay" vote each year. As a result, we have conducted an advisory vote to approve the compensation of our named executive officers annually. In Proposal 3, we ask our shareholders to recommend on an advisory basis how frequently we should provide future advisory "Say on Pay" votes.

Although the "Say on Pay" vote is advisory and is not binding on our Board, our Compensation and Human Capital Committee will take into consideration the outcome of the vote when making future executive compensation decisions. At the 2022 annual meeting of shareholders, 94.5% of the votes cast favored our "Say on Pay" proposal. The Committee considered this result and input from investors during our shareholder engagement process, and in light of the strong support, maintained a consistent overall approach for compensating named executive officers for 2022 full year performance.

Our Board has designed our current executive compensation program to appropriately link compensation realized by our executive officers to our performance and properly align the interests of our executive officers with those of our shareholders. The details of this compensation for 2022, and the reasons we awarded it, are described in "Compensation discussion and analysis," starting below.

 **Our Board recommends a vote "FOR" approving our executive compensation (an advisory, non-binding "Say on Pay" resolution) (Proposal 2).**

Our Board recommends that our shareholders vote in favor of the following resolution:

"Resolved, that our shareholders approve, on an advisory basis, the compensation of our company's named executive officers, as disclosed pursuant to the compensation disclosure rules of the U.S. Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables, and the accompanying narrative discussion disclosed in this proxy statement."

Compensation discussion and analysis

1. **Executive summary**   54
   - a. Executive compensation philosophy   54
   - b. 2022 Executive compensation highlights   54
   - c. Shareholder engagement & "Say on Pay" results   54

2. **Pay evaluation and decision process**   55

3. **2022 Company, segment, & individual performance**   56
   - a. Company performance   56
   - b. Segment performance   56
   - c. Individual performance highlights   58

4. **2022 Performance year compensation decisions**   61

5. **Executive compensation program features**   62
   - a. Executive pay components & variable pay mix   62
   - b. Standards for performance restricted stock units   63
   - c. Compensation risk management features   64

6. **Other compensation topics**   66
   - a. Results for performance restricted stock units   66
   - b. Competitor groups   66
   - c. Retirement benefits   67
   - d. Health and welfare benefits & perquisites   67
   - e. Tax deductibility of compensation   67

1. Executive summary

a. Executive compensation philosophy

Our compensation philosophy is to pay for performance over the long-term, as well as on an annual basis. Our performance considerations include both financial and non-financial measures—including the manner in which results are achieved—for the company, line of business, and the individual.

The "Pay evaluation and decision process" section on page 55 presents the range of performance and governance considerations that the Compensation and Human Capital Committee considers as inputs into compensation decisions. These factors are evaluated each year and have remained generally consistent over time as part of a balanced and disciplined approach to the compensation decision process. Within that broader framework, the "Company performance" and "Segment performance" sections on pages 56 and 57 highlight key company and segment performance considerations for 2022, and the "Individual performance highlights" section beginning on page 58 focuses on performance for each of our named executive officers.

These considerations reinforce and promote Responsible Growth and maintain alignment with our Risk Framework. Our executive compensation program provides a mix of salary, incentives, and benefits paid over time to align executive officer and shareholder interests. Our Compensation and Human Capital Committee has the primary responsibility for approving our compensation strategy and philosophy, and the compensation programs applicable to our named executive officers listed below. With respect to Mr. Moynihan's compensation, our Compensation and Human Capital Committee makes a recommendation that is further reviewed and approved by the independent members of the Board.

Named executive officers

Brian T. Moynihan	Chair and Chief Executive Officer
Alastair M. Borthwick	Chief Financial Officer
Dean C. Athanasia	President, Regional Banking
Paul M. Donofrio	Vice Chair
Geoffrey S. Greener	Chief Risk Officer

b. 2022 Executive compensation highlights

- Our design is aligned with our focus on Responsible Growth and has been consistent for more than ten years, receiving an average of 94.2% "Say on Pay" shareholder support during that period, and includes:
  - a mix of fixed and variable pay,
  - cancellation and clawback features in all equity-based incentives, and
  - the deferral of a majority of variable pay through equity-based incentives.
- When evaluating 2022 performance of named executive officers, the Compensation and Human Capital Committee and Board considered a range of factors, including both financial and non-financial measures
- Total compensation awarded to Mr. Moynihan for 2022 is $30.0 million, compared to last year's total compensation of $32.0 million
- 95% of Mr. Moynihan's 2022 awarded total compensation is variable and directly linked to company performance
- Half of Mr. Moynihan's 2022 variable pay is awarded as performance restricted stock units and must be re-earned, meaning vesting occurs only if performance standards are met over a subsequent three-year period; 100% of the award is the maximum that can be earned
- 50% of net after-tax shares Mr. Moynihan receives as compensation must be retained until one year after retirement

c. Shareholder engagement & "Say on Pay" results

We conduct shareholder engagement throughout the year and provide shareholders with an annual opportunity to cast an advisory "Say on Pay" vote. At our 2022 annual meeting of shareholders, out of approximately 8.1 billion shares outstanding and entitled to vote, over 94% of the approximately 5.7 billion votes cast favored our "Say on Pay" proposal. This represents the 12th consecutive year of "Say on Pay" approval of 92% or higher. Additionally, in 2022 and early 2023, management and directors met with investors owning approximately 52% of our outstanding institutional shares and, at the majority of these meetings, discussed our executive compensation program, human capital management, and other compensation-related matters. These discussions, together with the 2022 "Say on Pay" results, indicated strong support for our 2021 compensation program and influenced our decision to maintain a consistent overall approach for 2022.



2. Pay evaluation and decision process

Each year, our Compensation and Human Capital Committee reviews our named executive officers' performance using a balanced and disciplined approach to determine their base salaries and variable compensation awards. The approach for 2022 included a range of performance and governance considerations as inputs into compensation decisions, which remain largely unchanged from prior years.

The Committee's compensation decision process involves a robust review of company and line of business performance as well as individual performance for each named executive officer. Our performance framework for named executive officers is aligned to the four tenets of Responsible Growth.

At the start of each year, goals aligned to the tenets of Responsible Growth are set for each executive officer and progress to meeting those goals are tracked on scorecards, including both financial and non-financial results. The Committee also takes into account the manner in which results are achieved and creating accountability to building trust in our communities, application of our core values and performance relative to peers.

Below are examples of the key metrics tracked across company, line of business and individual performance, as appropriate by role.

Responsible Growth			
Grow and win in the market	Grow with our customer-focused strategy	Grow within our Risk Framework	Grow in a sustainable manner
• Net income • Revenue • Total shareholder return • Return on assets • Tangible book value	• Customer satisfaction and client experience • Digital adoption • Deposit growth • New accounts	• Driving a strong risk management culture • Asset quality/charge-offs • Year-over-year performance relative to established risk metrics	• Focused sustainability leadership in support of strategy • Being a great place to work • Racial equality/economic opportunity • Supporting our communities

Market practices and governance considerations

The Committee reviews market pay practices and governance practices as part of the compensation decision process:

• Market pay practices, including market compensation benchmarks from our primary peers, are reviewed annually

• Practices at leading international financial institutions and global companies headquartered in the U.S. spanning all industries of similar size and scope are considered

• The Committee reviews feedback from our independent control functions (i.e., Corporate Audit, Compliance, Finance, Human Resources, Legal, and Risk) as part of their assessment of performance

• The Chief Financial Officer and Chief Risk Officer join the Committee to discuss full-year financial and risk performance

• The Committee considers our CEO's perspective on performance and pay for our other named executive officers and other key executives

• The Committee's independent consultant, Farient Advisors, provides perspectives on company performance, governance, and market pay practices for our named executive officers as an input into our compensation decisions

Compensation decisions and approvals

• As part of the compensation decisions, the Committee evaluates the relevant facts and circumstances so it may judiciously assess pay for performance alignment, potentially resulting in an increase or decrease to compensation

• After taking all of these various inputs into consideration, the Committee applies its business judgment and discretion to determine the appropriate compensation for the named executive officers

• Compensation decisions are generally determined on a year-over-year basis without preset target levels of total compensation, without assigning weightings, and without formulaic benchmarking

• The Committee believes this use of business judgment is in the best interests of shareholders, customers/clients, employees and the communities we serve as it enables the Committee to appropriately respond to qualitative factors in our Responsible Growth and the dynamic nature of our businesses and industry

• For the CEO, the Committee's pay recommendations are further reviewed and approved by the independent members of our Board

3. 2022 Company, segment, & individual performance

a. Company performance

Following are financial highlights and key measures of company and line of business performance in delivering Responsible Growth that our Compensation and Human Capital Committee and Board considered in evaluating the 2022 performance of our named executive officers, considering our strong earnings during a period of considerable economic uncertainty. See the "Pay evaluation and decision process" section on page 55 for more details on factors used in compensation decisions.

2022 net income	2022 revenue	2022 end of period deposits	2022 CET1 capital ratio
$27.5 billion	**$95.0 billion**	**$1.9 trillion**	**11.2%**

- **Net income of $27.5 billion, or $3.19 per diluted share**, compared to $32.0 billion or $3.57 per diluted share in 2021; down from our record-level earnings in 2021 primarily due to increases in credit loss reserves and changes in the macroeconomic environment, partially offset by higher net interest income

- **Pre-tax income decreased 9%** primarily due to an increase in provision for credit losses, lower noninterest income and higher noninterest expense. **Pretax, pre-provision income grew 14%*** over 2021 driven by organic growth across our lines of business, higher interest rates and prudent management of expenses

- **Revenue of $95.0 billion was up 7%** driven by organic growth across our lines of business, higher interest rates, and strong sales and trading performance

- **Noninterest expense of $61.4 billion**, increased $1.7 billion compared to 2021 driven by continued important investments in people and technology

- **Provision for credit losses of $2.5 billion**, increased $7.1 billion compared to 2021. Provision expense in 2022 reflected loan growth and a dampened macroeconomic outlook, while provision benefit in 2021 reflected reserve releases due to an improved macroeconomic outlook

- **Net charge-offs of $2.2 billion remained relatively unchanged** from 2021, resulting in near historic low net charge-off ratio of 0.21% of average loans and leases

- **Deposits decreased by $134 billion to $1.9 trillion,** primarily due to changes in customer behavior

- **Loans increased by $67 billion to $1 trillion** led by growth in commercial loans

- **Book value per share increased to $30.61 in 2022,** and tangible book value per share increased to $21.83 in 2022*

- **Return on average assets (ROA) of 0.88%,** return on average common shareholders' equity of 10.75%, and return on average tangible common shareholders' equity of 15.15%*

- **$12 billion distributed to shareholders** in common stock dividends and repurchases

- **Common equity tier 1 capital ratio of 11.2%** under the Standardized approach, well above our 10.4% regulatory minimum requirement

* Represents a non-GAAP financial measure. See Appendix A for a reconciliation of GAAP and non-GAAP financial measures.



Total Shareholder Return (TSR)

1-Year TSR
-23.8%	Bank of America
-13.0%	Primary Competitors' average
-15.2%	U.S. G-SIB average
-1.2%	All G-SIB average
-18.1%	S&P 500 Index
-21.4%	KBW Bank Index

3-Year TSR
0.7%	Bank of America
18.5%	Primary Competitors' average
12.5%	U.S. G-SIB average
11.2%	All G-SIB average
24.7%	S&P 500 Index
-2.5%	KBW Bank Index

5-Year TSR
25.2%	Bank of America
26.0%	Primary Competitors' average
18.0%	U.S. G-SIB average
3.5%	All G-SIB average
56.8%	S&P 500 Index
9.3%	KBW Bank Index

10-Year TSR
235.6%	Bank of America
214.2%	Primary Competitors' average
192.2%	U.S. G-SIB average
96.4%	All G-SIB average
226.1%	S&P 500 Index
152.1%	KBW Bank Index

As of 12/31/22

b. Segment performance

Business ($ in millions)	Total revenue[1]		Provision for credit losses		Noninterest expense		Net income (loss)	
	2022	2021	2022	2021	2022	2021	2022	2021
Consumer Banking	38,635	34,005	1,980	(1,035)	20,077	19,290	12,516	11,891
Global Wealth & Investment Management	21,748	20,748	66	(241)	15,490	15,258	4,675	4,327
Global Banking	22,229	20,875	641	(3,201)	10,966	10,632	7,807	9,814
Global Markets	18,138	19,255	28	65	12,420	13,032	4,182	4,557
All Other[2]	(5,362)	(5,343)	(172)	(182)	2,485	1,519	(1,652)	1,389
Total Corporation	**94,950**	**89,113**	**2,543**	**(4,594)**	**61,438**	**59,731**	**27,528**	**31,978**

(1) Represents total revenue net of interest expense. Bank of America Corporation reports its results of operations, including total revenue, for each business segment and All Other on a fully taxable equivalent (FTE) basis. Total revenue for Bank of America Corporation on an FTE basis was $95,388 million for 2022 and $89,540 million for 2021, which are non-GAAP financial measures. FTE basis adjustments were $438 million and $427 million in 2022 and 2021. See Appendix A for more information about total revenue of Bank of America Corporation on an FTE basis.

(2) "All Other" consists of asset and liability management (ALM) activities, liquidating businesses and certain expenses not otherwise allocated to a business segment. ALM activities encompass interest rate and foreign currency risk management activities for which substantially all of the results are allocated to our business segments.

Segment highlights[(1)]

The Compensation and Human Capital Committee and Board considered the 2022 company and segment performance highlights discussed below, as well as other company and business results, to confirm that management is delivering Responsible Growth, continuing to streamline and simplify our company, and driving operational excellence. The four segments are comprised of our eight lines of business which are how we serve the core financial needs of people, companies, and institutions.

People				Companies			Institutions
Retail Banking	Preferred Banking	Merrill	Private Bank	Business Banking	Global Commercial Banking	Global Corporate & Investment Banking	Global Markets
Consumer Banking		Global Wealth & Investment Management		Global Banking			Global Markets

Consumer Banking

$12.5 billion
Net income

Consumer Banking, comprised of Retail Banking and Preferred Banking offers a diversified range of credit, banking, and investment products and services to consumers and small businesses.

- Maintained nationwide network of ≈3,900 financial centers and 16,000 ATMs, nationwide call centers and leading digital banking platforms with more than 44 million active users, including approximately 35 million active mobile users
- Average deposits exceeded $1 trillion and were $80B, or 8%, higher than 2021 and retained the #1 deposit market share position for retail deposits[(2)]
- Held a top 3 leadership position for retail deposits in 25 of the top 30 U.S. markets, including 16 #1 positions[(2)]
- Grew net new consumer checking accounts for 16 consecutive quarters adding 1.1 million (+96% vs. 2019)
- Record 3.5 million consumer investment accounts and $28 billion net client flows
- Grew digital sales 22% to a record 6.8 million
- 73% of overall households actively using digital platforms
- No. 1 in functionality for U.S. Online Banking and Mobile Banking by *Javelin*

Global Wealth & Investment Management

$4.7 billion
Net income

Global Wealth & Investment Management (GWIM) consists of two primary businesses, Merrill and Private Bank, that provide investment and wealth management solutions to our affluent and ultra-high net worth clients.

- Operating margin remained at 28% reflecting strength of full-service model as banking more than offset market headwinds
- Client balances of $3.4 trillion, down 12%, driven by lower market valuations, partially offset by positive net client flows of $87 billion
- Average loans and leases increased 12% to $220 billion
- Average deposits up $11 billion to $351 billion
- Improved organic net wealth management household growth
- Merrill added ≈25,000 net new households, up 7% from 2021 and Private Bank added ≈2,600 net new relationships, up 33% from 2021; 82% of Merrill Lynch households and 86% of Private Bank relationships digitally active across the enterprise
- No. 1 in *Forbes'* Best-in-State Wealth Advisors and Top Next Generation Advisors and No. 1 in *Barron's* Top 100 Women Financial Advisors List (2022)

Global Banking

$7.8 billion
Net income

Global Banking provides a wide range of lending-related products and services, integrated working capital management and treasury solutions and underwriting and advisory services—includes Global Corporate and Investment Banking, Global Commercial Banking, and Business Banking.

- Pretax income decreased 21% driven primarily by an increase in provision for credit losses; pretax, pre-provision income grew 10% as higher net interest income more than offset lower investment banking fees[(3)]
- Global Transaction Services revenue up 38%
- Ranked No. 3 in investment banking fees[(4)], up from No. 4 in 2021; total corporation investment banking fees, excluding self-led deals, of $4.8 billion, down from $8.9 billion and consistent with industry fee pools
- Raised $742 billion in capital on behalf of clients in 2022
- Average loans and leases increased 14% to $375 billion
- Average deposits down 2% to $512 billion
- Named World's Best Bank and North America's Best Bank for Small to Medium-sized Enterprises by *Euromoney*

Global Markets

$4.2 billion
Net income

Global Markets offers sales and trading services and research services to institutional clients across fixed-income, credit, currency, commodity, and equity businesses.

- Sales and trading revenue of $16.5 billion ($16.5 billion excluding net DVA[(3)]), up 9% year-over-year; highest annual revenues since 2010
- Fixed Income Currencies and Commodities (FICC) revenue increased 13% to $9.9B; record equities revenue increased 2% to $6.6 billion
- Grew average assets by $72 billion or 9% to support client activity
- Return on average allocated capital of 10%, down from 12%
- Named Americas Derivatives House of the Year by *GlobalCapital*
- Named Overall Leader for North America in Sustainable Finance by *Global Finance*
- Named No. 2 Global Research Firm by *Institutional Investor*

(1) Segment highlights compare to 2021 unless otherwise noted.
(2) Estimated retail consumer deposits based on June 30, 2022 FDIC deposit data.
(3) Represents a non-GAAP financial measure. See Appendix A for a reconciliation of GAAP and non-GAAP financial measures.
(4) Source: Dealogic as of January 2, 2023.

c. Individual performance highlights

Material factors considered in the Committee's and Board's assessment of individual performance for 2022 include:

Brian T. Moynihan
Chair of the Board and Chief Executive Officer

Mr. Moynihan has served as the Chief Executive Officer of Bank of America Corporation since January 2010 and as Chair of our Board since October 2014, and is chair of our Global Diversity and Inclusion Council. He continues to be recognized globally as a leader in the financial services industry.

Grow and win in the market	Grow with our customer-focused strategy
• Earned net income of $27.5 billion, the third highest net income performance in our history, decreased 14% compared to 2021 • Reported revenue of $95.0 billion increased 7% compared to 2021 • Stock price declined 26% in 2022, a reflection of weakened investor sentiment overall, and for the banking sector, given geopolitical tensions and recessionary fears • Return on assets of 0.88% decreased from 1.05% in 2021 reflecting lower net income and higher asset values • Book value per share of $30.61 increased 0.8% compared to 2021 • Tangible book value per share* of $21.83 increased 0.7% compared to 2021	• Added more than 1 million net new checking accounts and Consumer investment accounts grew to more than 3.5 million • Strong client engagement across digital platforms; 44 million active digital banking users, up from 41 million in 2021 • Erica, Bank of America's virtual Financial Assistant, achieved over 1 billion all-time client interactions, over 1.4 million per day, helping over 33 million clients as of the end of 2022 • Grew loans by $67 billion to $1 trillion led by growth in commercial loans • Added ≈25,000 net new households in Merrill, up 7% from 2021 and Private Bank added ≈2,600 net new relationships, up 33% from 2021 • Deposit balances declined $134 billion in 2022 to $1.9 trillion, primarily due to changes in customer behavior given the rate environment

Grow within our risk framework	Grow in a sustainable manner
• Managed market and liquidity risk throughout a volatile and uncertain environment • Maintained strong quality of assets; net charge-off ratio of 0.21%, compared to 0.25% in 2021 • Maintained strong cyber defense with no material business-impacting events amid a heightened cyber-threat environment	• Achieved nearly $360 million in philanthropic investments to drive economic mobility • Maintained commitment and focus on diversity and inclusion with continued improvement in seven of eight diversity metric goals compared to 2021 • In connection with our net zero goal, announced 2030 targets for reducing emissions associated with our financing activities related to auto manufacturing, energy, and power generation

Additional performance highlights

- Continued as an industry leader in supporting higher wages and raising the minimum hourly rate of pay for U.S. employees to $22 per hour as part of our commitment to increase to $25 per hour by 2025
- Continued investment in the long-term careers and success of our teammates by increasing annual salaries for employees earning less than $100,000 annual total compensation and having been with the company since 2021 or earlier — an increase that ranged from 3% to 7% based on years of service; these increases were in addition to the annual salary review process
- In 2023, announced the sixth year of *Sharing Success* awards with approximately 96% of teammates receiving an award — most receiving shares of the company's common stock further aligning interests with shareholders
- Industry leader in being a great place to work:
  - In January 2023, named No. 1 on America's Most JUST Company list, the first time any financial services institution has topped the list
  - Named to *Fortune's* 100 Best Companies to Work For list for the third consecutive year
  - Named in *Forbes* report of Best Employers for Women 2022
  - Designated as a Best Place to work for LGBTQ Equality and received a score of 100% on the Human Rights Campaign 2022 Corporate Equality Index
- Community Development Banking deployed $5.2 billion in debt commitments and $2.7 billion in investments to help build strong, sustainable communities through affordable housing and economic development across the country
- Committed $421 million to more than 130 equity funds led by diverse managers to help diminish the barriers that make it difficult for Black/African American, Hispanic-Latino, Asian American, Native American and other under-represented minority and women entrepreneurs to access start-up and growth capital
- Recorded nearly 2 million employee volunteer hours to support local communities
- Mobilized and deployed $410 billion since 2021 as part of our $1.5 trillion by 2030 sustainable finance target
- Issued our third Equality Progress Sustainability Bond for $2 billion, which is the 10th ESG-themed bond raising nearly $14 billion in the aggregate and demonstrating continued commitment to advancing the United Nations Sustainable Development Goals (UN SDGs), and the proceeds from which will advance racial and gender equality, economic opportunity, and environmental sustainability
- Continued to demonstrate leadership in the financial services industry and among other CEO forums, including as chair of the Sustainable Markets Initiative, as a member of the World Economic Forum's International Business Council and The Clearing House, and as a member of the Federal Advisory Council
- Mr. Moynihan's recognition for industry leadership included Met Museum Business Committee Civic Leadership Award, 2022 World Affairs Council World Citizen Award, Robert F. Kennedy's Ripple of Hope Award, and *Barron's* Top CEOs of 2022
- Recognized by *Euromoney* as the World's Best Bank

See "Being a great place to work" on page 43 for additional external recognition

---

* Represents a non-GAAP financial measure. See Appendix A for a reconciliation of GAAP and non-GAAP financial measures.

Alastair M. Borthwick

Chief Financial Officer

Mr. Borthwick has served as Chief Financial Officer for Bank of America since November 2021. In his role, he is responsible for the overall financial management of the company, including accounting, balance sheet management, financial planning and analysis, corporate treasury, investor relations, corporate investments, and tax. He is also one of the vice chairs for the company's Global Diversity & Inclusion Council.

Grow and win in the market	Grow with our customer-focused strategy
- Reported revenue of $95.0 billion, up 7% compared to 2021 - Achieved operating leverage[1] for six consecutive quarters, including each quarter in 2022 - Reported nearly $3.1 trillion in assets, compared to $3.2 trillion in 2021; achieved deposits of $1.9 trillion, which supported $1.0 trillion in loans - Maintained average liquidity of $0.9 trillion, which is above pre-pandemic levels - Recorded diluted earnings per share of $3.19, compared to $3.57 in 2021	- Developed and reported on organic growth metrics that included generation of over 1 million net new checking accounts and nearly 28,000 net new wealth management households - Maintained ongoing reporting and transparency of digitization of customer behavior: 73% of customers now digitally engaged, 1 billion monthly logins - Continued to provide best in class Treasury management through effective risk weighted assets, internal rate of return management, and liquidity portfolio optimization

Grow within our risk framework	Grow in a sustainable manner
- Maintained accurate, well-controlled, and timely reporting of financial results, execution of all core deliverables, and regulatory reporting requirements - Managed capital effectively, providing loan growth of $67 billion, compared to $51 billion in 2021 - Increased dividends per common share by 10%; completed approximately $5 billion in common stock repurchases - Managed $863 billion securities portfolio to support customers and improve net interest income generation within our Risk Framework	- Increased representation of female, Black/African American, and Hispanic/Latino executives compared to 2021 - Drove operational excellence and expense-discipline initiatives to mitigate higher inflation costs - Invested in employees and technology across our company - Saved approximately 160,000 capacity hours through process improvements in the Chief Financial Officer organization in 2022

Dean C. Athanasia

President, Regional Banking

Mr. Athanasia is President of Regional Banking and oversees four of Bank of America's eight businesses - Retail Banking, Preferred Banking, Business Banking and the Global Commercial Bank - located in 200 U.S. and 15 International markets serving ≈68 million personal and business clients. The division also includes Client Data, Digital, Global Marketing, Consumer Products and Retirement & Personal Wealth Solutions.

Grow and win in the market	Grow with our customer-focused strategy
- Delivered $49.6 billion in revenue and $16.9 billion of net income in 2022 as compared to $43.2 billion in revenue and $16.8 billion in net income in 2021 - Improved cohesion and synergy across business lines to support clients and drive operational efficiency - Grew the #1 retail deposit share and achieved the top rank in 16 of the largest 30 U.S. markets, the most of any bank - Received over 370 industry accolades and awards in 2022	- Grew client base in all four managed lines of business, with record high 87.1% consumer client experience - Grew to 44 million digitally active users, up 7% from 2021 - Increased new Business Banking and Commercial clients by 18% from 2021 - Named North America's Best Bank for Small to Medium sized Enterprises (*Euromoney*), #1 in Overall Lead Relationship Satisfaction with clients $50MM-2B (*Greenwich* 3Q2022), and #1 Small Business Lender (FDIC)

Grow within our risk framework	Grow in a sustainable manner
- Sustained strong focus on responsibly managing overall risk, asset quality, regulatory requirements, and business controls in the midst of an uncertain economic outlook - Continued to reduce operating risk through investment in integrating and streamlining operations - Maintained commitment to the mitigation of cybersecurity threats to customers on our digital platforms	- Continued to be an industry leader in financial centers located in low- to moderate-income areas and majority-minority markets - Delivered over 500 industry-leading enhancements across client-and associate-facing platforms to enhance overall productivity and efficiency - Maintained focus on engagement, diversity, and inclusion at all levels of organization along with a focus on overall employee development and career progression

[1]   Operating leverage is calculated as the year-over-year percentage change in revenue, net of interest expense, less the percentage change in noninterest expense.

Paul M. Donofrio

Vice Chair

Mr. Donofrio has served as our Vice Chair since November 2021. As Vice Chair, he oversees Global Research and the company's Environmental and Sustainable Finance strategy, chairs our Sustainable Markets Committee, and manages financial risks related to the company's U.S. pension program. He also co-chairs our Responsible Growth (formerly ESG) Committee.

Grow and win in the market	Grow with our customer-focused strategy
• Stewarded the company's efforts in support of our $1.5 trillion sustainable finance commitment • Oversaw growth of Minority Entrepreneur Investment portfolio, which is expected to reach over 2,000 portfolio companies • Continued to monitor asset allocation strategy by positioning the investment policy in line with our corporate, fiduciary, and strategic asset allocation objectives	• Received the following rankings: #2 Top Global Research Firm, #2 All-America Equity Research, #1 Developed Europe Research by Institutional Investor • Oversaw establishment of Client Climate Lifecycle to focus on the data architecture necessary for target management, as well as how we will source that data throughout the client relationship • Led the program to train coverage bankers serving companies on net zero emissions; activated over 12,000 client conversations

Grow within our risk framework	Grow in a sustainable manner
• Oversaw establishment of Climate Risk Framework, to drive consistent and coordinated climate risk management practices across the company • Enhanced the company's Climate and Environmental Risk Assessment, further integrating these elements into underwriting and credit risk lifecycle • Updated Market Risk and Liquidity Risk Policy and Market Risk Limits Policy to incorporate climate risk	• Continued to expand and differentiate the research product and support the growth and expansion of the Bank of America Institute, delivering important, original perspectives on the economy, ESG and global transformation • Committed $421 million in support of racial equality and economic opportunity by deploying capital into more than 130 equity funds led by diverse entrepreneurs • Drove the climate operational model among the enterprise to help achieve consistency and efficiency in how we are executing our strategy

Geoffrey S. Greener

Chief Risk Officer

Mr. Greener is the Chief Risk Officer responsible for overseeing the company's governance and strategy for global risk management and compliance, including relationships with key regulators and supervisory institutions worldwide.

Grow and win in the market	Grow with our customer-focused strategy
• Proactively managed risk enabling us to continue to support our clients and be a source of strength for the economy • Provided risk oversight to support loan growth of $67 billion and capital raised on behalf of clients of $742 billion in 2022 • Continued internal and external dialogue to reinforce Responsible Growth, emphasizing that managing risk well is foundational to serving the needs of our clients and delivering for shareholders throughout economic cycles	• Continued strong asset quality across the portfolio with a net charge-off rate of 21 bps and non-performing loan rate of 37 bps • Managed risk well to support strong organic growth with core clients through an uncertain macroeconomic environment and heightened geopolitical uncertainty • Remained focused on consumer compliance, protection and satisfaction; supported eliminating non-sufficient funds fee and reducing overdraft fees

Grow within our risk framework	Grow in a sustainable manner
• Drove continued emphasis on identifying issues internally and resolving them in a timely manner, exceeding the company-wide self-identification target • Continued to enhance risk management and internal controls, evolving our oversight in a rapidly changing external environment • Maintained strong communication and engagement with the Board and led robust discussions on the current environment and top and emerging risks	• Employee engagement survey results continued to support a strong risk culture with risk-related scores well above industry benchmarks • Continued to foster a strong risk culture across the company, hosting regular discussions with colleagues to reinforce proactive and dynamic risk management • Championed diversity and inclusion by continuing to drive initiatives through engagement, recruitment and development of diverse leaders

4. 2022 Performance year compensation decisions

The Compensation and Human Capital Committee determined 2022 variable compensation in January 2023 after completing its review of annual performance as described in "Pay evaluation and decision process" on page 55. The following table summarizes performance year 2022 compensation for named executive officers:

Name	Base salary ($)	Annual cash incentive ($)	Cash-settled restricted stock units ($)	Performance restricted stock units ($)	Time-based restricted stock units ($)	Total 2022 Compensation ($)
Brian T. Moynihan	1,500,000	0	8,550,000	14,250,000	5,700,000	30,000,000
Alastair M. Borthwick	1,000,000	3,800,000	0	2,850,000	2,850,000	10,500,000
Dean C. Athanasia	1,000,000	5,160,000	0	3,870,000	3,870,000	13,900,000
Paul M. Donofrio	1,000,000	5,160,000	0	3,870,000	3,870,000	13,900,000
Geoffrey S. Greener	1,000,000	5,160,000	0	3,870,000	3,870,000	13,900,000

Note: Some of the 2022 compensation above differs from the "Summary compensation table" on page 68 and/or the information in the "Pay versus performance table" on page 80. SEC rules require that the "Summary compensation table" include equity compensation in the year granted, while the Committee awards equity compensation after the performance year. Therefore, equity-based incentives granted in 2022 for the 2021 performance year are shown in the "Summary compensation table" as 2022 compensation. The equity-based incentives above were granted in 2023 for the 2022 performance year. The "Summary compensation table" also includes elements of compensation not shown above.

For a description of the pay components above, see "Executive pay components & variable pay mix" on the next page.

5. Executive compensation program features

a. Executive pay components & variable pay mix

Our Compensation and Human Capital Committee determines the pay for our named executive officers for each performance year. Our pay-for-performance structure is designed to emphasize variable pay and help motivate our executives to deliver sustained shareholder value and Responsible Growth.

Restricted stock units are divided into the following components: cash-settled (CEO only), time-based and performance-based. The CEO's cash-settled restricted stock units continue to vest over one year. Time-based restricted stock units vest ratably over four years, to further drive long-term shareholder alignment. Our performance-based awards continue to use a re-earn approach, meaning 100% of the award is the maximum that can be earned, and vest only if performance standards are met over a three-year period. Future performance below these standards will decrease the amount paid, and no PRSUs will be re-earned if results are below the minimum standards.

The following chart provides an overview of the 2022 pay components for our named executive officers, including the vesting and performance standards that provide a multi-year look back on 2022 achievements.

Performance Year 2022 Pay Components	
Cash Pay Components	
Description	**How it pays**
Base salary • Determined based on job scope, experience, and market comparable positions; provides fixed income to attract and retain executives and balance risk-taking	• Semi-monthly cash payment through 2022
Annual cash incentive—except CEO • Provides short-term variable pay for the performance year for non-CEO executives	• Single cash payment in February 2023
Restricted Stock Pay Components	
Description	**How it pays**
Cash-settled restricted stock units (CRSUs)—CEO only • Track stock price performance over 1-year vesting period • Vest in 12 equal installments from March 2023 – February 2024	• Granted in February 2023 • Cash-settled upon vesting
Performance restricted stock units (PRSUs) • Vest based on future achievement of specific tax-normalized return on assets (ROA) and growth in adjusted tangible book value (TBV) standards over 3-year performance period • Track company and stock price performance • Encourage sustained earnings during the performance period; future adverse performance below these standards will decrease the amount paid See "Results for performance restricted stock units" on page 66 for the vesting and value of prior awards.	• Granted in February 2023 • If performance standards are achieved, grants will be re-earned at the end of the performance period (2025) • 100% is the maximum that can be re-earned • If both threshold standards are not achieved, the entire award is forfeited • Stock-settled to the extent re-earned
Time-based restricted stock units (TRSUs) • Track stock price performance over 4-year vesting period • Align with sustained longer-term stock price performance	• Granted in February 2023 • Vests in four equal annual installments beginning in February 2024 • Stock-settled upon vesting

Performance Year 2022 Variable Pay Mix

• A majority of variable pay is delivered as equity-based awards that reflect the balance between short-term and long-term results

• The charts to the right illustrate the variable pay mix for our CEO and other named executive officers





b. Standards for performance restricted stock units

Re-earning the PRSUs granted in February 2023 (based on 2022 performance) requires the company to meet average ROA and average adjusted TBV growth standards (tax-normalized) over a three-year performance period from 2023-2025. The Committee made no change to the standards for performance year 2022 PRSU awards.

Under a hypothetical scenario, if our 2022 ending assets of $3.1 trillion remained constant during the performance period, our company would need to earn $73.2 billion in aggregate net income from 2023-2025 to achieve the PRSU 80 bps ROA standard. On an annualized basis, this equals approximately $24.4 billion in earnings which is higher than reported net income in eight of the last twelve years.

These performance metrics and standards encourage the achievement of sustained shareholder value and Responsible Growth. PRSUs are forfeited if results are below both minimum standards. PRSUs granted since 2017 provide no upside payout opportunity (100% is the maximum that can be re-earned for these awards). For any portion of the PRSU standards achieved, payment will be made after the end of the performance period. The performance year 2022 PRSU standards are outlined below:

Three-year average ROA (tax-normalized)[1] (50% weighting)		Three-year average growth in adjusted TBV[2] (50% weighting)	
Standard	% Earned	Standard	% Earned
<50bps	0%	<5.25%	0%
50bps	33 ⅓%	5.25%	33 ⅓%
65bps	66 ⅔%	7.00%	66 ⅔%
≥80bps	100%	≥8.50%	100%

Note: Any results achieved above 33 ⅓% will be interpolated on a straight-line basis between the two nearest standards.

(1) **Three-year average ROA (tax-normalized)** means the average "return on assets" for the three calendar years in the performance period. For this purpose, "return on assets" will be determined at the conclusion of each year based on the generally accepted accounting principles (GAAP) definition and, to the extent necessary, normalized to exclude the material effects of changes in the Internal Revenue Code of 1986 and related regulations adopted after the first day of the performance period.

(2) **Three-year average growth in adjusted TBV** means the average year-over-year percentage change in "adjusted tangible book value" for the three calendar years in the performance period. For this purpose, "adjusted tangible book value" for each year will equal our total common shareholders' equity, less (a) the impact of any capital actions approved by our company's Board and completed by our company, and less (b) the sum of the carrying value of: (i) goodwill and (ii) intangible assets excluding mortgage servicing rights; adjusted for (iii) deferred tax liabilities directly related to: (i) and (ii). Each year-over-year percentage change is measured after the conclusion of each calendar year using the beginning balance as of January 1 and the ending balance as of December 31 of that year and, to the extent necessary, will be normalized to exclude the material effects of changes in the Internal Revenue Code of 1986 and related regulations adopted after the first day of the performance period.

c. Compensation risk management features

Our Compensation and Human Capital Committee has designed our executive compensation program to encourage executive performance consistent with the highest standards of risk management.

i. Pay practices

Highlighted below are the key features of our compensation program for executive officers, including the pay practices we have implemented to drive Responsible Growth, encourage executive retention, promote conduct consistent with our values, and align executive and shareholder interests. We also identify certain pay practices we have not implemented because we believe they do not serve our risk management standards or shareholders' long-term interests.



What We Do

- ✔ Pay for performance and allocate individual awards based on actual results and how results were achieved
- ✔ Use balanced, risk-adjusted performance measures
- ✔ Review feedback from independent control functions in performance evaluations and compensation decisions
- ✔ Provide appropriate mix of fixed and variable pay to reward company, line of business, and individual performance
- ✔ Defer a majority of variable pay as equity-based awards
- ✔ Apply clawback features to all executive officer variable pay
- ✔ Require stock ownership and retention to retirement of a significant portion of equity-based awards
- ✔ Engage with shareholders on governance and compensation
- ✔ Prohibit hedging and speculative trading of company securities
- ✔ Grant equity-based awards on a pre-established date to avoid any appearance of coordination with the release of material non-public information
- ✔ Prohibit pledging of equity-based awards



What We Don't Do

- ✕ Change in control agreements for executive officers
- ✕ Severance agreements for executive officers
- ✕ Multi-year guaranteed incentive awards for executive officers
- ✕ Severance benefits to our executive officers exceeding two times base salary and bonus without shareholder approval per our policy
- ✕ Accrual of additional retirement benefits under any supplemental executive retirement plans
- ✕ Excise tax gross-ups upon change in control
- ✕ Discounting, reloading, or repricing stock options without shareholder approval
- ✕ Single-trigger vesting of equity-based awards upon change in control
- ✕ Adjust PRSU results for the impact of litigation, fines, and penalties or non-tax impairment charges

Additionally, it has not been our policy to provide for the accelerated vesting of equity awards upon an employee's voluntary resignation to enter government service.

The "Compensation governance and risk management" discussion beginning on page 32 contains more information about our Compensation Governance Policy and our compensation risk management practices. That section describes our Chief Risk Officer's review and certification of our incentive compensation programs and our Chief Audit Executive's risk-based review of our incentive plans. We also describe the extent to which our CEO participates in determining executive officer compensation, and the role of Farient Advisors, the Committee's independent compensation consultant.

ii. Multiple cancellation & clawback features

Our equity-based awards are subject to three separate and distinct features that can result in the awards being cancelled or prior payments being clawed back in the event of certain detrimental conduct or financial losses. These features were designed to encourage appropriate behavior and manage risk in our compensation program. Our named executive officers are subject to all three cancellation and clawback features.

	Detrimental conduct cancellation & clawback	Performance-based cancellation	Incentive compensation recoupment policy
Who	• Applies to over 19,500 employees who received equity-based awards as part of their 2022 incentive compensation, as well as all recipients of our Sharing Success equity-based awards granted in March 2022	• Applies to approximately 5,000 employees who are deemed to be "risk takers" and received equity-based awards as part of their 2022 compensation • "Risk takers" defined according to banking regulations and company policies	• Applies to all our executive officers • Our policy covers a broader group of executives than required by the Sarbanes-Oxley Act, which covers only the CEO and Chief Financial Officer

When	• An employee engages in certain "detrimental conduct," including:
	  • illegal activity
	  • breach of a fiduciary duty
	  • intentional violation or grossly negligent disregard of our policies, rules, and procedures
	  • trading positions that result in a need for restatement or significant loss
	  • conduct constituting "cause"
		• Our company, a line of business, a business unit, or an employee experiences a loss outside of the ordinary course of business and the employee is found to be accountable based on:
		  • the magnitude of the loss
		  • the decisions that may have led to the loss
		  • the employee's overall performance
			• When fraud or intentional misconduct by an executive officer causes our company to restate its financial statements

What	• All unvested equity awards will be cancelled • Any previously vested award may be recouped, depending on the conduct	• All or part of the outstanding award may be cancelled	• Any incentive compensation may be recouped as determined by the Board or a Board committee • Any action necessary to remedy the misconduct and prevent its recurrence may be taken

Since 2011, all our equity-based awards have provided that they are subject to any final rules implementing the compensation clawback provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act) that the SEC and NYSE may adopt. Effective January 2023, the SEC adopted final rules directing the NYSE to establish listing standards requiring clawback of certain incentive compensation if an accounting restatement is required. We are in the process of evaluating these new rules and identifying any necessary updates to our Incentive Compensation Recoupment Policy.

Pursuant to our Incentive Compensation Forfeiture & Recoupment Disclosure Policy, we will disclose publicly the incentive forfeitures or clawbacks recovered from certain senior executives in the aggregate pursuant to our Detrimental Conduct and Incentive Compensation Recoupment policies described above, subject to certain privacy, privilege, and regulatory limitations.

iii. Stock ownership & retention requirements

Our stock ownership and retention requirements align executive officer and shareholder interests by linking the value realized from equity-based awards to sustainable company performance. Our Corporate Governance Guidelines require:

	Minimum shares of common stock owned	Retention
Chief Executive Officer	500,000 shares	50% of net after-tax shares received from equity-based awards retained until one year after retirement
Other Executive Officers	300,000 shares	50% of net after-tax shares received from equity-based awards retained until retirement

In light of our policy, we expect new executive officers to be in compliance with these requirements within five years. Full-value shares and units owned, awarded, or deemed beneficially owned are included in the stock ownership calculations; PRSUs are included only when earned and stock options are not included. Our Code of Conduct prohibits our executive officers from hedging and speculative trading of company securities. See the "Hedging policy" section on page 34 for more information on our hedging policy and rules.

6. Other compensation topics

a. Results for performance restricted stock units

PRSUs have been a component of our executive compensation program since 2011. PRSUs require recipients to re-earn awards over the performance period based on achievement of established performance standards and help align management with shareholder interests. Since 2013, PRSUs have been based 50% on three-year average ROA and 50% on three-year average growth in adjusted TBV standards. Our practice is not to make discretionary adjustments to PRSU results for the impact of legacy litigation, fines, and penalties, the Tax Cuts and Jobs Act, or impairment charges, which has contributed to outcomes for PRSU payouts since their introduction.

The 2020 PRSUs completed in 2022 were re-earned at 89% of the target opportunity based on ROA results of 87 bps and adjusted TBV results of 10.44% (compared to 100% target opportunity based on 2020 PRSU performance standards set at ROA results of ≥ 100 bps and TBV results of ≥ 8.5%)[1]. We did not make adjustments to those awards in response to the COVID-19 pandemic and related effects. See the description of the 2020 PRSUs and vesting terms following the "Grants of plan-based awards table" on page 65 of our 2021 proxy statement.

The maximum payout opportunity is 100% for all outstanding awards.



PERFORMANCE RESTRICTED STOCK UNIT RESULTS
(as a % of target award opportunity)

The award terms for these PRSUs provide for the calculation of performance results at the conclusion of each calendar year in the performance period. As a result, the performance results above may differ from the results reported under GAAP in our company's audited financial statements.

(1)   The three-year average ROA and three-year average growth in adjusted TBV results were calculated as follows:

Three-year Average ROA was the average "return on assets" for the three calendar years in the performance period. For this purpose, "return on assets" was based on generally accepted accounting principles (GAAP) at the conclusion of each year.

Three-year Average Growth in Adjusted TBV was the average year-over-year percentage change in "adjusted tangible book value" for the three calendar years in the performance period. For this purpose, "adjusted tangible book value" for each year equaled our total common shareholders' equity, less (a) the impact of any capital actions approved (or not objected to) by the Federal Reserve Board and/or approved by our company's Board, and less (b) the sum of the carrying value of: (i) goodwill and (ii) intangible assets excluding mortgage servicing rights; adjusted for (iii) deferred tax liabilities directly related to: (i) and (ii). Each year-over-year percentage change was measured after the conclusion of each calendar year using the beginning balance as of January 1 and the ending balance as of December 31 of that year.

b. Competitor groups

Our Compensation and Human Capital Committee periodically reviews compensation practices of two competitor groups:

• Our primary competitor group includes five leading U.S. financial institutions—we compete directly with them for customers, employees, and investors, and they follow similar economic cycles to our own

• Leading international financial institutions for perspectives on the global financial services industry

The Committee used the following 2022 competitor groups to periodically evaluate market trends, pay levels, and relative performance in executive compensation, but without any formulaic benchmarking.

Primary competitor group		Leading international financial institutions	
• Citigroup	• Morgan Stanley	• Barclays	• HSBC
• Goldman Sachs	• Wells Fargo	• BNP Paribas	• Royal Bank of Canada
• JPMorgan Chase		• Credit Suisse	• UBS
		• Deutsche Bank	

From time to time, the Committee also reviews executive compensation for a leading group of global companies headquartered in the U.S. spanning all industries to get a general perspective on compensation practices for companies of similar size and global scope. For 2022, these companies were: Abbott Laboratories, AT&T, Chevron, Cisco, Coca-Cola, ConocoPhillips, Exxon Mobil, General Electric, IBM, Intel, Johnson & Johnson, PepsiCo, Pfizer, Philip Morris International, Procter & Gamble, Verizon, and Wal-Mart.

c. Retirement benefits

We provide our named executive officers the opportunity to save for their retirement via employee and employer contributions to qualified and nonqualified defined contribution plans on the same terms as other U.S.-based salaried employees. These plans help us attract and retain key people by providing a means to save for retirement.

Certain named executive officers also participate in various frozen qualified and nonqualified defined benefit pension plans. For more information about these plans, see "Pension benefits table" and "Nonqualified deferred compensation table" on pages 74 and 75, respectively.

d. Health and welfare benefits & perquisites

Our named executive officers receive health and welfare benefits, such as medical, life, and long-term disability coverage, under plans generally available to all other U.S.-based salaried employees; in addition, our named executive officers are eligible to receive an annual physical exam. Because we have internal expertise on financial advisory matters, we do not charge fees to our named executive officers for their use of our financial advisory services for personal needs. We also may provide certain named executive officers with secured parking. For information security purposes and efficiency, certain named executive officers are permitted to use a car service when commuting to and from our offices or business-related events; participating named executive officers reimburse the company for incremental costs incurred. In limited circumstances, we may occasionally provide meals and allow spouses or guests to accompany executives traveling for a business-related purpose and pay for other incidental expenses. Our policy provides for the use of corporate aircraft by senior management for approved travel. For reasons of security, personal safety, and efficiency, we require our CEO to use corporate aircraft for all air travel (business, commuting, and personal). Pursuant to his aircraft time-sharing agreement, our CEO reimburses our company for costs related to his use of our aircraft for commuting. Our executive officers, including our named executive officers, other than our CEO, are permitted to use corporate aircraft for limited personal travel with reimbursement to the company for incremental costs, pursuant to their aircraft time-sharing agreements.

e. Tax deductibility of compensation

U.S. tax law limits a public company's deductions to $1 million per year for compensation paid to its CEO, chief financial officer, and each of its three other most highly compensated executive officers, as well as to any individual who was subject to the $1 million deduction limitation in 2017 or any later year. The Committee continues to retain the discretion to make awards and pay amounts that do not qualify as deductible.

Accordingly, our Board recommends a vote "FOR" this proposal (Proposal 2).

Compensation and Human Capital Committee Report

Our Compensation and Human Capital Committee has reviewed and discussed with management the Compensation Discussion and Analysis that immediately precedes this report. Based on this review and discussion, our Compensation and Human Capital Committee has recommended to our Board that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into our annual report on Form 10-K for the year ended December 31, 2022.

Submitted by the
Compensation and Human Capital Committee of the Board:
Monica C. Lozano, Chair
José E. Almeida
Pierre J.P. de Weck
Arnold W. Donald
Linda P. Hudson
Clayton S. Rose
Michael D. White
R. David Yost

Executive compensation

Summary compensation table

The following table shows compensation paid, accrued, or awarded with respect to our named executive officers during the years indicated:

2022 Summary compensation table[1]

Name and principal position[2]	Year	Salary ($)[3]	Bonus ($)[4]	Stock awards ($)[5]	Non-equity incentive plan compensation ($)	Change in pension value and nonqualified deferred compensation earnings ($)[6]	All other compensation ($)[7]	Total ($)
Brian T. Moynihan Chair and Chief Executive Officer	2022	1,500,000	0	27,629,501	0	572,826	475,176	30,177,503
	2021	1,500,000	0	21,395,424	0	565,990	267,755	23,729,169
	2020	1,500,000	0	23,525,808	0	673,974	240,789	25,940,571
Alastair M. Borthwick Chief Financial Officer	2022	1,000,000	3,800,000	7,757,129	0	0	44,808	12,601,937
	2021	666,667	4,133,333	6,114,076	0	1,327	41,470	10,956,873
Dean C. Athanasia President, Regional Banking	2022	1,000,000	5,160,000	14,440,740	0	0	49,621	20,650,361
	2021	1,000,000	5,600,000	5,614,633	0	0	47,859	12,262,492
	2020	1,000,000	4,240,000	6,286,187	0	45,159	42,094	11,613,440
Paul M. Donofrio Vice Chair	2022	1,000,000	5,160,000	14,440,740	0	0	59,903	20,660,643
	2021	1,000,000	5,600,000	5,826,527	0	200,548	42,139	12,669,214
	2020	1,000,000	4,400,000	6,559,458	0	172,084	41,742	12,173,284
Geoffrey S. Greener Chief Risk Officer	2022	1,000,000	5,160,000	14,440,740	0	1,173	50,194	20,652,107
	2021	1,000,000	5,600,000	5,826,527	0	637	47,769	12,474,933
	2020	1,000,000	4,400,000	6,559,458	0	628	41,516	12,001,602

(1) SEC rules require the "Summary compensation table" to include in each year's amount the aggregate grant date fair value of stock awards granted during the year. Typically, we grant stock awards early in the year as part of total year-end compensation awarded for prior year performance. As a result, the amounts for stock awards generally appear in the "Summary compensation table" for the year after the performance year upon which they were based, and therefore the "Summary compensation table" does not fully reflect our Compensation and Human Capital Committee's view of its pay-for-performance executive compensation program for a particular performance year. For example, amounts shown as 2022 compensation in the "Stock awards" column include stock awards granted in February 2022 for 2021 performance, as well as other stock awards granted during 2022 that are not part of performance year 2022 compensation. See "Compensation discussion and analysis" on page 53 for a discussion about how the Committee viewed its 2022 compensation decisions for the named executive officers.

(2) All listed named executive officer positions are those held as of December 31, 2022.

(3) Includes any amounts voluntarily deferred under our qualified 401(k) plan and our nonqualified deferred compensation plan. See "Nonqualified deferred compensation table" on page 75.

(4) Amounts reflect annual cash incentive awards received by the named executive officers for performance in the applicable year.

(5) Amounts shown are the aggregate grant date fair value of CRSUs, PRSUs, and TRSUs granted in the year indicated. Grants of stock-based awards (excluding CRSUs) include the right to receive cash dividends only if and when the underlying award becomes vested and payable. The grant date fair value is based on the closing price of our common stock on the applicable grant date ($47.79 on February 15, 2022). For the PRSUs granted in 2022, the actual number of PRSUs earned (0% up to the maximum level of 100%) will depend on our company's future achievement of specific ROA and growth in adjusted TBV standards (tax-normalized) over a three-year performance period ending December 31, 2024. Values in the "Stock awards" column assume that 100% (the maximum level) of the PRSUs granted would vest as the probable outcome for purposes of determining the grant date fair value. The grant date fair value for PRSUs and TRSUs granted in 2022 includes a discount rate of approximately 12% and 13%, respectively, to reflect the impact of post-vesting transfer restrictions on the value of these awards. The grant date fair value for the PRSUs and TRSUs granted in 2021 includes a discount of approximately 14% and 15%, respectively, and the grant date fair value for the PRSUs and TRSUs granted in 2020 includes a discount of approximately 10% to reflect the impact of post-vesting transfer restrictions on the value of these awards. No discount was applied to awards of CRSUs, or to the TRSUs granted to Messrs. Borthwick, Athanasia, Donofrio and Greener described in footnote 3 to the "Grants of plan-based awards table" on page 70. No discount was applied to an award of 50,000 TRSUs granted to Mr. Borthwick in 2021 which vests in two equal annual installments beginning February 15, 2024.

(6) The following table shows the change in pension value and the amount of any above-market earnings on nonqualified deferred compensation for the named executive officers:

Name	Change in pension value ($)	Above-market earnings on nonqualified deferred compensation ($)
Brian T. Moynihan	448,604	124,222
Alastair M. Borthwick	(128)	0
Dean C. Athanasia	(97,898)	0
Paul M. Donofrio	(237,864)	0
Geoffrey S. Greener	1,173	0

The "Change in pension value" equals the change in the actuarial present value of all pension benefits from December 31, 2021 to December 31, 2022. For this purpose, in accordance with SEC rules, the present value was determined using the same assumptions applicable for valuing pension benefits for purposes of our financial statements. See "Pension benefits table" on page 74.

Effective June 30, 2012, Bank of America froze pension plan accruals under all of its U.S. pension plans for all employees. As a result, the named executive officers are not accruing any additional pension benefits with respect to any compensation or service after June 30, 2012.

For Mr. Moynihan, the amount reported above under "Change in pension value" is primarily the result of annuity benefits under a legacy supplemental retirement plan frozen since 2005. The monthly annuity benefit amount has not changed since the supplemental retirement plan was frozen. However, the present value of the benefit increases each year because he is one year older.

The above-market earnings on nonqualified deferred compensation result from Mr. Moynihan's participation in a pre-1998 legacy FleetBoston deferred compensation plan. See "Nonqualified deferred compensation table" on page 75.

(7)   The following table shows amounts included in the "All other compensation" column for each named executive officer in 2022. This column includes the perquisites received by a named executive officer to the extent the total value of such perquisites was equal to or exceeded $10,000, as required under SEC rules.

2022 All other compensation table

Name	Benefit, tax, and financial advisory services and annual physical exam ($)	Use of corporate aircraft ($)	Matching & other employer contributions to qualified plans ($)	Subsidiary board fees ($)
Brian T. Moynihan	30,409	421,583	20,000	0
Alastair M. Borthwick	24,009	0	20,000	0
Dean C. Athanasia	24,009	0	20,000	0
Paul M. Donofrio	24,009	0	20,000	8,933[1]
Geoffrey S. Greener	24,009	0	20,000	0

(1)   Amount reflects board retainer fees earned in respect of Mr. Donofrio's services in 2022 as Non-Executive Director for BofA Europe Designated Activity Company effective December 1, 2022.

For certain amounts reported in the "Summary compensation table" and this table, the incremental cost to us in providing the benefits differs from the out-of-pocket cost and is determined as follows:

Benefit	Determination of incremental cost
Benefit, tax, and financial advisory services	Determined using a method that takes into account our actual direct expenses (such as rent, applicable compensation and benefits, and travel) paid with respect to our employees who provide benefit, tax, and financial advisory services to our named executive officers and other eligible executives.
Use of corporate aircraft	For corporate-owned or leased aircraft, determined using a method that takes into account variable costs such as landing fees, aircraft fuel expense, and plane repositioning costs. Since we use our aircraft primarily for business travel, we do not include the fixed costs that do not change based on usage, such as crew salaries and the acquisition costs of corporate-owned or -leased aircraft. For aircraft provided by a third-party vendor, determined using a method that takes into account the contracted per-hour costs, fuel charges, segment fees, and taxes, as well as a proportional share of the monthly management fee and insurance costs. Aggregate incremental cost, if any, of travel by the named executive officer's spouse or guest when accompanying the named executive officer also is included.

All use of our corporate aircraft by our named executive officers in 2022 was consistent with our policy. In late 2017, we amended our policy to require Mr. Moynihan to use only corporate aircraft for all business, commuting, and personal flights. We generally do not consider amounts related to business- and/or business-development related flights as compensation to Mr. Moynihan, and we consider the amounts related to Mr. Moynihan's required personal and commuting use of our corporate aircraft to be necessary business expenses for reasons of security, personal safety, and efficiency. However, SEC rules require that we include in the "Summary compensation table" the value of certain flights or portions of certain flights as a perquisite.

Therefore, the amount shown for Mr. Moynihan for use of corporate aircraft primarily reflects the aggregate incremental cost to our company for: (i) elements of business- and/or business-development related flights and (ii) all personal flights taken for non-commuting, non-business purposes. Under his aircraft time-sharing agreement, during 2022 Mr. Moynihan reimbursed our company for certain incremental costs of flights on our corporate aircraft for commuting purposes. Mr. Moynihan is responsible for his own taxes on any imputed income resulting from his personal use of our corporate aircraft.

Though included in the "Summary compensation table" as "All other compensation," this table does not include any incremental cost to us for certain meals received by named executive officers while working in the office, any travel expenses to attend company meetings by named executive officers' spouses or guests, cybersecurity benefits, or any other incidental event-related expenses incurred during the year.

Neither the amounts noted in the "Summary compensation table" nor those noted in this table include any amounts for personal benefits provided to our named executive officers for which we believe there is no aggregate incremental cost to us, including assistance with travel arrangements and use of corporate-owned or -leased apartments and vehicles, and travel by spouses or guests on corporate or third-party vendor aircraft and the use of ground transportation and shared lodging when accompanying an executive traveling for a business-related purpose.

Grants of plan-based awards table

The following table shows additional information regarding CRSUs, PRSUs, and TRSUs granted to our named executive officers in 2022. For information about equity-based awards granted to our named executive officers in February 2023 for 2022 performance, see "Compensation discussion and analysis" beginning on page 53.

Grants of plan-based awards in 2022

Name	Award type	Grant date	Approval date	Estimated future payouts under equity incentive plan awards[1]			All other stock awards: number of shares of stock or units (#)	Grant date fair value of stock awards ($)[2]
				Threshold (#)	Target (#)	Maximum (#)		
Brian T. Moynihan	CRSU	2/15/2022	2/2/2022	—	—	—	190,229	9,091,044
	PRSU	2/15/2022	2/2/2022	105,682	317,048	317,048	—	13,294,108
	TRSU	2/15/2022	2/2/2022	—	—	—	126,820	5,244,349
Alastair M. Borthwick	PRSU	2/15/2022	2/1/2022	21,483	64,450	64,450	—	2,702,447
	TRSU	2/15/2022	2/1/2022	—	—	—	64,450	2,665,182
	TRSU[3]	2/15/2022	2/1/2022	—	—	—	50,000	2,389,500
Dean C. Athanasia	PRSU	2/15/2022	2/1/2022	29,106	87,319	87,319	—	3,661,364
	TRSU	2/15/2022	2/1/2022	—	—	—	87,319	3,610,876
	TRSU[3]	2/15/2022	2/1/2022	—	—	—	150,000	7,168,500
Paul M. Donofrio	PRSU	2/15/2022	2/1/2022	29,106	87,319	87,319	—	3,661,364
	TRSU	2/15/2022	2/1/2022	—	—	—	87,319	3,610,876
	TRSU[3]	2/15/2022	2/1/2022	—	—	—	150,000	7,168,500
Geoffrey S. Greener	PRSU	2/15/2022	2/1/2022	29,106	87,319	87,319	—	3,661,364
	TRSU	2/15/2022	2/1/2022	—	—	—	87,319	3,610,876
	TRSU[3]	2/15/2022	2/1/2022	—	—	—	150,000	7,168,500

(1) The number of PRSUs reported above assumes that the performance standard achieved is at threshold, target, or maximum for both the three-year average ROA, and average growth in adjusted TBV performance metrics; see "PRSUs" on page 71. There is no upside payout opportunity for this award: the target amount is the maximum that can be re-earned.

(2) The number of CRSUs, PRSUs, and TRSUs granted in 2022 (excluding the awards described in footnote 3 below, which were granted as a fixed number of shares) was calculated by dividing the original award value determined by our Compensation and Human Capital Committee by the average closing price of our common stock for the 10-day period ending on, and including, the grant date. Because the grant date fair value is based on the closing price of our common stock on the grant date ($47.79 on February 15, 2022), the dollar amount of the grant date fair value will differ slightly from the original award value determined by our Compensation and Human Capital Committee. The grant date fair value of the PRSUs and the TRSUs granted in 2022 (excluding the TRSUs granted to Messrs. Borthwick, Athanasia, Donofrio and Greener described in footnote 3 below) includes a discount of approximately 12% and 13%, respectively, to reflect the impact of post-vesting transfer restrictions on the value of these awards. For additional information about the applicable assumptions for determining the grant date fair value of restricted stock unit awards, see footnote 5 to the "Summary compensation table".

(3) Mr. Borthwick was granted an award of 50,000 restricted stock units, and Messrs. Donofrio, Athanasia and Greener were each granted an award of 150,000 restricted stock units in February 2022, which vests in two equal annual installments beginning February 15, 2025. These awards do not provide Qualifying Termination protection. For more information on these awards, see "TRSUs" on page 72.

Equity-based awards granted in 2022. The following describes the material terms of the CRSUs, PRSUs, and TRSUs granted to our named executive officers in 2022 in recognition of their performance in 2021 and to encourage their long-term service to the company:

Clawbacks and covenants applicable to all equity-based awards

• Each equity-based award may be forfeited or recouped for detrimental conduct or the violation of anti-hedging/derivative transactions policies.

• Awards also are subject to recoupment under our Incentive Compensation Recoupment Policy, which may be further updated following our evaluation of the SEC's new final rules implementing Section 954 of the Dodd-Frank Act.

CRSUs (only for Mr. Moynihan)

• The CRSU award granted in February 2022 vested and was paid monthly in cash over 12 months from March 2022 through February 2023, based on the closing price of our common stock as of the 15th day of each month.

• Any unpaid portion of the award was subject to immediate full vesting and payment in case of termination of employment due to death or disability, and would have been forfeited for any other termination reason during the vesting period.

PRSUs

• The PRSUs granted in February 2022 are re-earned based on ROA and growth in adjusted TBV standards (tax-normalized) over a three-year performance period from January 1, 2022 through December 31, 2024. The following highlights the performance metrics and standards of these PRSU awards:

  • "Three-year Average ROA (tax-normalized)" means the average "return on assets" for the three calendar years in the performance period. For this purpose, "return on assets" will be determined at the conclusion of each year based on the generally accepted accounting principles (GAAP) definition and, to the extent necessary, normalized to exclude the material effects of changes in the Internal Revenue Code of 1986 and related regulations adopted after the first day of the performance period.

  • "Three-year Average Growth in Adjusted TBV" means the average year-over-year percentage change in "adjusted tangible book value" for the three calendar years in the performance period. For this purpose, "adjusted tangible book value" for each year will equal our total common shareholders' equity, less (a) the impact of any capital actions approved by our company's Board and completed by Bank of America, and less (b) the sum of the carrying value of: (i) goodwill and (ii) intangible assets excluding mortgage servicing rights; adjusted for (iii) deferred tax liabilities directly related to (i) and (ii). Each year-over-year percentage change is measured after the conclusion of each calendar year using the beginning balance as of January 1 and the ending balance as of December 31 of that year and, to the extent necessary, will be normalized to exclude the material effects of changes in the Internal Revenue Code of 1986 and related regulations adopted after the first day of the performance period.

  • The awards are equally weighted with 50% based on ROA standards (tax-normalized) and 50% based on adjusted TBV growth standards. The portion of the PRSUs earned for the performance period depends on the level of our average ROA and adjusted TBV growth. No PRSUs will be earned if results are below the minimum standards. Results above the 33 ⅓% minimum standard will be interpolated on a straight-line basis between the two nearest standards.

Three-year average ROA (tax-normalized) (50% weighting)		Three-year average growth in adjusted TBV (50% weighting)	
Standard	**% Earned**	**Standard**	**% Earned**
<50bps	0%	<5.25%	0%
50bps	33 ⅓%	5.25%	33 ⅓%
65bps	66 ⅔%	7.00%	66 ⅔%
80bps	100%	8.50%	100%

• Any PRSUs earned for the performance period will be settled on March 1, 2025 in shares of our common stock, net of applicable taxes. There is no upside payout opportunity for this award: 100% is the maximum that can be re-earned.

• Cash dividend equivalents, if any, are accrued and paid only if and when the underlying units become vested and payable.

• To encourage sustainable, long-term performance, PRSUs are subject to performance-based cancellation, and payment on a settlement date is specifically conditioned on our company or the applicable segments remaining profitable over the performance period. If a loss is determined to have occurred, our Compensation and Human Capital Committee, together with key control functions, will review losses and the executive officer's accountability. The Committee will then make a final determination to either take no action or to cancel all or a portion of the part of the executive officer's award otherwise payable as of the applicable settlement date. All such determinations will be final and binding.

- The following chart shows how the PRSUs are treated if a named executive officer terminates employment:

Reason for termination	Impact on vesting and payment date
Death	Full vesting at the maximum level; immediate payment
Disability	Continue to earn and pay per schedule, subject to return on assets and adjusted TBV performance, covenants,[1] and performance-based cancellation
Involuntary for cause[2]	Cancelled
Involuntary without cause or voluntary	Cancelled, unless eligible for Qualifying Termination
Qualifying Termination[3]	Continue to earn and pay per schedule, generally provided the executive officer does not subsequently work for a competitive business and annually provides a written certification of compliance and subject to return on assets and adjusted TBV performance, covenants,[1] and performance-based cancellation

(1) Covenants for vesting purposes are nonsolicitation, detrimental conduct, and compliance with anti-hedging/derivative transactions policies. Awards also are subject to recoupment: (i) under our Incentive Compensation Recoupment Policy, (ii) in case of violation of covenants regarding detrimental conduct and anti-hedging/derivative transactions policies, and (iii) any updates to our policies following our evaluation of the SEC's new final rules implementing Section 954 of the Dodd-Frank Act.

(2) For purposes of these awards, "cause" is generally defined as a termination of an employee's employment if it occurs in conjunction with a determination that the employee has: (i) committed an act of fraud or dishonesty in the course of his employment; (ii) been convicted of (or pleaded no contest with respect to) a crime constituting a felony or a crime of comparable magnitude under applicable law (as determined by Bank of America in its sole discretion); (iii) committed an act or omission which causes the employee or Bank of America or its subsidiaries to be in violation of federal or state securities laws, rules or regulations, and/or the rules of any exchange or association of which Bank of America or its subsidiaries is a member, including statutory disqualification; (iv) failed to perform job duties where such failure is injurious to Bank of America or any subsidiary, or to Bank of America's or such subsidiary's business interests or reputation; (v) materially breached any written policy applicable to employees of Bank of America Corporation and its subsidiaries, including, but not limited to, the Bank of America Corporation Code of Conduct and General Policy on Insider Trading; or (vi) made an unauthorized disclosure of any confidential or proprietary information of Bank of America Corporation or its subsidiaries or has committed any other material violation of Bank of America's written policy regarding Confidential and Proprietary Information.

(3) A Qualifying Termination means any voluntary or involuntary termination (other than for death, disability, or "cause") after the executive has met certain specified age and/or service requirements. For awards granted before February 15, 2022, the named executive officers must have at least 10 years of service and his or her age and years of service must add up to at least 60 (sometimes referred to in prior years as "Rule of 60"). For awards granted on or after February 15, 2022, the named executive officers must have at least 10 years of service and reached at least age 50.

TRSUs

- The TRSUs granted in February 2022 for performance in 2021 vest ratably over four years and are payable in shares of our common stock, net of applicable taxes.

  - Cash dividend equivalents are accrued and paid only if and when the underlying units become vested and payable.

  - Treatment upon termination of employment is substantially the same as for the PRSUs noted above.

  - The TRSUs are subject to substantially the same performance-based cancellation as the PRSUs noted above in case of losses during the vesting period.

- Prior to his appointment as an executive officer, Mr. Borthwick received grants of TRSUs with other vesting schedules, including certain awards that provide for continued vesting upon a termination due to a workforce reduction or divestiture, or a Qualifying Termination (as defined in the immediately preceding footnote 3). For more information on these awards, please see footnote 3 to the "Grants of plan-based awards table" on page 73 of our 2022 proxy statement.

Retention requirements applicable to named executive officers

- 50% of the net after-tax shares received from PRSUs and TRSUs granted in February 2022 to the Chief Executive Officer must be retained until one year after retirement.

- 50% of the net after-tax shares received from PRSUs and TRSUs granted in February 2022 to the other named executive officers must be retained until retirement.

Year-end equity values and equity exercised or vested table

As of December 31, 2022, there were no outstanding stock options. The table below shows certain information about unvested restricted stock unit awards as of December 31, 2022:

Outstanding equity awards as of December 31, 2022

	Stock awards			
Name	Number of shares/ units of stock that have not vested (#)	Market value of shares/ units of stock that have not vested ($)[1]	Equity incentive plan awards: number of unearned shares/ units of stock that have not vested (#)	Equity incentive plan awards: market value of unearned shares/ units of stock that have not vested ($)[1]
Brian T. Moynihan	48,352[2]	1,601,418	—	—
	322,745[3]	10,689,314	—	—
	106,911[4]	3,540,892	356,369[5]	11,802,941
	126,820[6]	4,200,278	317,048[7]	10,500,630
	31,705[8]	1,050,070	—	—
Alastair M. Borthwick	75,000[9]	2,484,000	—	—
	100,000[10]	3,312,000	—	—
	50,000[11]	1,656,000	—	—
	60,923[2]	2,017,770	—	—
	117,951[4]	3,906,537	—	—
	64,450[6]	2,134,584	64,450[7]	2,134,584
	50,000[12]	1,656,000	—	—
Dean C. Athanasia	33,363[2]	1,104,983	—	—
	89,078[3]	2,950,263	—	—
	73,908[4]	2,447,833	98,544[5]	3,263,777
	87,319[6]	2,892,005	87,319[7]	2,892,005
	150,000[12]	4,968,000	—	—
Paul M. Donofrio	34,813[2]	1,153,007	—	—
	92,950[3]	3,078,504	—	—
	76,698[4]	2,540,238	102,263[5]	3,386,951
	87,319[6]	2,892,005	87,319[7]	2,892,005
	150,000[12]	4,968,000	—	—
Geoffrey S. Greener	34,813[2]	1,153,007	—	—
	92,950[3]	3,078,504	—	—
	76,698[4]	2,540,238	102,263[5]	3,386,951
	87,319[6]	2,892,005	87,319[7]	2,892,005
	150,000[12]	4,968,000	—	—

(1) Value is based on the closing price of our common stock on December 30, 2022, which was $33.12 per share.

(2) *2020 TRSUs.* This award vested and was paid on February 15, 2023.

(3) *2020 PRSUs (Performance Period Complete).* Represents restricted stock units re-earned at the conclusion of the performance period at 89% of the set performance standard and that were outstanding as of December 31, 2022. These restricted stock units vested and were paid on March 1, 2023. See the description of our company's performance and satisfaction of the performance measures for the 2020 PRSUs in "Compensation discussion and analysis" beginning on page 53. See also the description of the 2020 PRSUs and vesting terms following the "Grants of plan-based awards table" on page 65 of our 2021 proxy statement.

(4) *2021 TRSUs.* One-third of the outstanding award vested and was paid on February 15, 2023, one-third is scheduled to vest and be paid on February 15, 2024, and one-third is scheduled to vest and be paid on February 15, 2025.

(5) *2021 PRSUs (Performance Period Not Complete).* Vesting is based on our company's achievement of specific ROA and growth in adjusted TBV goals over a three-year performance period ending December 31, 2023. The number of PRSUs shown in the table above is based on achievement of maximum performance. See the description of the 2021 PRSUs and vesting terms following "Grants of plan-based awards table" on page 73 of our 2022 proxy statement.

(6) *2022 TRSUs*. One-fourth of the outstanding award vested and was paid on February 15, 2023, one-fourth is scheduled to vest and be paid on February 15, 2024, one-fourth is scheduled to vest and be paid on February 15, 2025, and one-fourth is scheduled to vest and be paid on February 15, 2026.

(7) *2022 PRSUs (Performance Period Not Complete)*. Vesting is based on our company's achievement of specific ROA and growth in adjusted TBV goals over a three-year performance period ending December 31, 2024. The number of PRSUs shown in the table above is based on achievement of maximum performance. See the description of the 2022 PRSUs and vesting terms following "Grants of plan-based awards table" on page 70.

(8) *2022 CRSUs*. These vested and were paid on January 15 and February 15, 2023.

(9) This award vested and was paid January 25, 2023.

(10) One-half of the outstanding award is scheduled to vest and be paid on July 24, 2023, and one-half is scheduled to vest and be paid on July 24, 2024.

(11) One-half of the outstanding award is scheduled to vest and be paid on February 15, 2024, and one-half is scheduled to vest and be paid on February 15, 2025.

(12) One-half of the outstanding award is scheduled to vest and be paid on February 15, 2025, and one-half is scheduled to vest and be paid on February 15, 2026.

The following table shows information regarding the value of restricted stock units that vested during 2022:

Stock vested in 2022

Name	Stock awards	
	Number of shares acquired on vesting (#)[1]	Value realized on vesting ($)[2]
Brian T. Moynihan	755,671	31,864,968
Alastair M. Borthwick	248,615	11,704,311
Dean C. Athanasia	207,125	9,309,628
Paul M. Donofrio	223,062	10,017,716
Geoffrey S. Greener	223,062	10,017,716

(1) This column includes the gross number of CRSUs (Mr. Moynihan only), PRSUs, and/or TRSUs that were settled and paid in cash or stock during 2022 and includes any amounts that were withheld for applicable taxes. The reported amount for Mr. Moynihan includes 194,161 cash-settled units.

(2) The value represents the gross number of shares or units that vested, multiplied by the closing price of our common stock on the applicable vesting date, including the value of shares withheld for applicable taxes. Shares acquired by our named executive officers are subject to our stock ownership and retention requirements, as applicable. These requirements are discussed in "Stock ownership & retention requirements" on page 65.

Pension benefits table

The following table provides information regarding the retirement benefits our named executive officers may receive under our defined benefit pension plans in which they participate, all of which have been frozen (meaning that benefits are no longer accruing for compensation or service after the plan freeze date).

Pension benefits in 2022

Name	Plan name	Number of years credited service (#)[1]	Present value of accumulated benefit ($)[2]
Brian T. Moynihan	Legacy Pension Plan[3]	19.25	361,498
	Legacy RIAP	19.25	221,681
	Legacy Supplemental Retirement Plan	12.75	10,856,209
Alastair M. Borthwick	Legacy Pension Plan[3]	6.83	68,406
	Legacy Pension Restoration Plan	6.83	1,609
Dean C. Athanasia	Legacy Pension Plan[3]	16.25	221,889
	Legacy RIAP	16.25	19,263
Paul M. Donofrio	Legacy Pension Plan[3]	14.00	286,914
	Legacy Pension Restoration Plan	14.00	720,101
Geoffrey S. Greener	Legacy Pension Plan[3]	4.75	53,147
	Legacy Pension Restoration Plan	4.75	778

(1) The years of credited service for Messrs. Moynihan, Borthwick, Athanasia, Donofrio and Greener are less than their actual service with us, which at December 31, 2022 was as follows for each named executive officer: 29.75 years for Mr. Moynihan, 17.33 years for Mr. Borthwick, 26.75 years for Mr. Athanasia, 23.58 years for Mr. Donofrio, and 15.25 years for Mr. Greener. In addition, Mr. Moynihan's years of credited service under the Legacy Supplemental Retirement Plan are less than his years of credited service under the pension plan because Mr. Moynihan requested his Legacy Supplemental Retirement Plan be frozen in 2005 (six and a half years before the pension plan was frozen).

(2) The value of plan benefits reflects the actuarial present value of each named executive officer's accumulated benefits under the pension plans in which the named executive officer participates. The present value was determined using the same assumptions applicable for valuing pension benefits in our financial statements. See Note—Employee Benefit Plans to the Consolidated Financial Statements for the 2022 fiscal year included in our 2022 Annual Report on Form 10-K.

(3) The Bank of America Pension Plan includes the Fleet Legacy Pension Plan and the Bank of America Legacy Pension Plan as component plans. Messrs. Moynihan and Athanasia are participants in the legacy Fleet component plan. Messrs. Borthwick, Donofrio and Greener are participants in the legacy Bank of America component plan.

The following describes the material features of our pension plans in which the named executive officers participate.

Qualified pension plan. During 2022, Messrs. Moynihan, Borthwick, Athanasia, Donofrio and Greener each participated in one of the legacy components of The Bank of America Pension Plan (Legacy Pension Plan). The component plans are cash balance pension plans where notional cash balance accounts grow based on notional credits. As of June 30, 2012, participants no longer receive compensation credits or years of credited service under the Legacy Pension Plan.

Participants in the legacy Fleet component plan continue to receive notional interest credits based on the one-year U.S. Treasury Note yield, subject to a minimum annual rate of 3.25%. Participants in the legacy Bank of America component plan continue to receive notional interest credits based on the 10-year U.S. Treasury Note yield for their post-2007 accounts and notional investment credits based on selected investment choices for their pre-2008 accounts.

All participating named executive officers are vested under the Legacy Pension Plan and can receive their cash balance account in a lump-sum, or an actuarial equivalent form of benefit.

Nonqualified pension plans. During 2022, certain named executive officers held accounts in one or more of the following:

• The Bank of America Pension Restoration Plan (Legacy Pension Restoration Plan)

• Retirement Income Assurance Plan for Legacy Fleet (Legacy RIAP)

• FleetBoston Financial Corporation Supplemental Executive Retirement Plan (Legacy Supplemental Retirement Plan)

The Legacy Pension Restoration Plan and Legacy RIAP provide benefits for qualified pension plan participants whose retirement benefits were reduced due to IRS limits on qualified plans. These plans were frozen, at the same time the qualified plan was frozen, effective June 30, 2012. Each participating named executive officer's nonqualified pension plan benefits are fully vested and payable as either a lump-sum or annual installments over a period of up to 10 years beginning in a year after termination (other payment options may be available for legacy benefits).

Mr. Moynihan's Legacy Supplemental Retirement Plan benefit is equal to a percentage of final average compensation (based on compensation previously frozen in 2005), reduced by benefits from the legacy Fleet component of the Legacy Pension Plan, and the Legacy RIAP. Mr. Moynihan's participation in the Legacy Supplemental Retirement Plan was frozen at his request effective December 31, 2005, and he elected this benefit to be payable as a lump-sum payment determined using the actuarial assumptions in effect under the Legacy Pension Plan in 2005.

Nonqualified deferred compensation table

The following table shows information about the participation by each named executive officer in our nonqualified deferred compensation plans.

Nonqualified deferred compensation in 2022

Name	Plan name	Executive contributions in 2022 ($)	Aggregate earnings in 2022 ($)[1]	Aggregate withdrawals/ distributions ($)	Aggregate balance at December 31, 2022 ($)[2]
Brian T. Moynihan	Deferred Compensation Plan	0	(114,618)	0	740,825
	Legacy Deferred Compensation Plan	0	338,018	0	3,154,837
	Legacy Supplemental Plan	0	(543,993)	0	1,170,667
Alastair M. Borthwick	Deferred Compensation Plan	0	(63,522)	0	209,587
Dean C. Athanasia	Deferred Compensation Plan	0	(1,512,570)	0	4,604,183
	Legacy Deferred Compensation Plan	0	22,073	0	580,816
	Legacy Supplemental Plan	0	(7,980)	0	28,360
	Legacy ESA Plan	0	22,659	0	940,082
Paul M. Donofrio	Deferred Compensation Plan	0	(1,855,604)	0	7,590,536
Geoffrey S. Greener	Deferred Compensation Plan	0	(109)	0	573

(1) The Deferred Compensation Plan allows participants to direct their deferrals among the same investment choices as available under The Bank of America 401(k) Plan. The Legacy Deferred Compensation Plan credits pre-1998 deferrals with interest at an annual rate of 12%, which cannot be changed due to the FleetBoston acquisition. Deferrals made under the plan between 1998 and 2001 are credited with interest at an annual rate of 4% and 2002 deferrals receive interest based on the return for the one-year Treasury Bill. The Legacy Supplemental Plan offered participants the following investment options, which posted the corresponding returns for 2022: Columbia Core Bond Fund, -15.55%; Columbia Large Cap Growth Fund, -32.01%; Invesco Equity & Income Fund, -7.72%; and Stable Value Fund, 1.65%. The Legacy ESA Plan credits plan accounts with interest at a rate equal to the prior month's one-year constant maturity Treasury rate, as determined each month by the Federal Reserve Board, compounded daily.

(2)   The following table identifies amounts that have already been reported as compensation in our "Summary compensation table" for the current or prior years:

Name	Amount of 2022 contributions and earnings reported as compensation in our "2022 Summary compensation table" ($)	Amounts in "Aggregate balance at December 31, 2022" column reported as compensation in our "Summary compensation tables" for prior years ($)
Brian T. Moynihan	124,222	1,135,480
Alastair M. Borthwick	0	0
Dean C. Athanasia	0	220,000
Paul M. Donofrio	0	0
Geoffrey S. Greener	0	0

The following describes the material features of our nonqualified deferred compensation plans in which the named executive officers participate.

Deferred compensation plan. Each of our named executive officers is eligible to participate in the Bank of America Deferred Compensation Plan (Deferred Compensation Plan), which is a nonqualified retirement savings plan that allows for deferrals above the IRS limits on qualified plans.

Participants may elect to defer up to 50% of base salary and up to 75% of certain eligible incentive awards. Employer contributions made under the plan, if any, when combined with the employer contributions under the 401(k) plan, will not exceed the maximum employer contributions allowable under the 401(k) Plan—$12,500 for matching contributions and $7,500 for annual company contributions. Participants may generally elect to receive their distribution in a lump-sum payment or installments payable up to 15 years. Participants are not subject to U.S. federal income tax on amounts that they deferred or any notional investment earnings (based on elections of the same investment options as under the 401(k) Plan) until those amounts are distributed to them, and we do not take a tax deduction on these amounts until they are distributed.

Legacy deferred compensation plan. Messrs. Moynihan and Athanasia each have an account under the FleetBoston Financial Corporation Executive Deferred Compensation Plan No. 2 (Legacy Deferred Compensation Plan), which is a nonqualified retirement savings plan. Prior to being closed to deferrals in 2002, participants could defer base salary and certain bonuses under the plan. Participants can elect payments in a lump-sum or up to 15 annual installments either on or after termination of employment, but not beyond the year in which the participant turns 65.

Legacy supplemental plan. Messrs. Moynihan and Athanasia each have an account under the FleetBoston Financial Corporation Executive Supplemental Plan (Legacy Supplemental Plan), which is a nonqualified retirement savings plan that allowed deferrals above the IRS limits on qualified plans. This plan was closed to contributions in 2004. Payments are made in a lump-sum or up to 15 annual installments beginning in the year of termination of employment or any later year elected by the participant, but not beyond the year in which the participant turns 65.

Legacy ESA plan. Mr. Athanasia has a nonqualified deferred compensation account that was established prior to FleetBoston's merger with Bank of America Corporation and funded by employer contributions (Legacy ESA Plan). This plan was closed to contributions in 2004. Upon his termination of employment, Mr. Athanasia will be paid in equal installments over a one-year restrictive covenant period, unless he terminates due to death or disability.

Potential payments upon termination or change in control

We do not have any agreements with our named executive officers that provide for cash severance payments upon termination of employment or a change in control. In addition, since 2002, we have maintained the Bank of America Corporation Corporate Policy Regarding Seeking Stockholder Approval of Future Severance Agreements (the Severance Agreement Approval Policy). Under our Severance Agreement Approval Policy, we will not enter into employment or severance agreements with our executive officers that provide severance benefits exceeding two times base salary and bonus (as defined under the Severance Agreement Approval Policy), unless the agreement has been approved by our shareholders. See also Proposal 7.

Potential payments from equity-based awards

Our equity-based awards to our named executive officers include standard provisions that cause awards to vest or be forfeited upon termination of employment, depending on the reason for termination. These provisions for awards granted in 2022 are described in more detail on page 70, and those details can be found for awards granted in prior years in our prior proxy statements.

In general, our awards provide for continued payments on the original schedule after certain types of termination of employment, subject to the following conditions, as applicable in individual award agreements:

- In case of a "Qualifying Termination", the award continues to be paid according to the award's payment schedule if the executive complies with certain covenants, including not working for a competitive business. A Qualifying Termination means any voluntary or involuntary termination (other than for death, disability, or cause) after the executive has met certain specified age and/or service requirements. For awards granted before February 15, 2022, the named executive officers must have at least 10 years of service and his or her age and years of service must add up to at least 60 (sometimes referred to in prior years as "Rule of 60"). For awards granted on or after February 15, 2022, the named executive officers must have at least 10 years of service and reached at least age 50. Currently, each of the named executive officers meets the applicable requirements for a Qualifying Termination.

- Awards remain subject to performance-based cancellation prior to payment and may be cancelled in whole or in part if losses occur. Awards also can be cancelled or recouped if the executive engages in detrimental conduct. Further, under our Incentive Compensation Recoupment Policy, the Board can require reimbursement of any incentive compensation paid to an executive officer whose fraud or intentional misconduct causes our company to restate its financial statements. We are also in the process of evaluating the SEC's new final rules implementing Section 954 of the Dodd-Frank Act (requiring clawback of certain incentive compensation if an accounting restatement is required) and identifying any necessary updates to our Incentive Compensation Recoupment Policy.

Awards to our named executive officers under the BACEP are generally designed to be paid per schedule if an executive's employment is terminated without "cause" or for "good reason" within two years after a change in control. This change in control treatment is often referred to as "double trigger" vesting, because it requires both: (i) a change in control and (ii) a subsequent involuntary termination (either by our company without "cause" or by the executive for "good reason"). The BACEP does not provide our executive officers "single trigger" vesting upon a change in control.

If a named executive officer is terminated for "cause," our equity-based awards provide that the awards will be forfeited.

The following table shows the value of equity awards that would have been payable, subject to the non-compete or compliance with covenants, as applicable, for a termination of employment as of December 31, 2022. For this purpose, restricted stock units were valued at our closing price as of December 30, 2022, which was $33.12 per share. Due to a number of factors that affect the nature and amount of any benefits provided upon termination of employment, any actual amounts paid or distributed may vary from the amounts listed below. Factors that could affect these amounts include the time during the year of any such event, any accrued but unpaid cash dividend equivalents and related interest, and the price of our common stock.

Potential payments from restricted stock units

Name	Death Payable immediately ($)	Disability Payable immediately ($)	Disability Payable per award schedule, subject to conditions ($)[1]	Termination with good reason or without cause within two years following change in control[2] Payable per award schedule, subject to conditions ($)	All other terminations except for cause Payable per award schedule, subject to conditions ($)[1]
Brian T. Moynihan	46,839,909	1,050,070	44,372,799	45,789,839	44,372,799
Alastair M. Borthwick	20,316,115	0	20,316,115	20,316,115	10,645,272[3]
Dean C. Athanasia	21,768,638	0	21,377,522	21,768,638	16,279,662
Paul M. Donofrio	22,200,982	0	21,792,852	22,200,982	16,694,992
Geoffrey S. Greener	22,200,982	0	21,792,852	22,200,982	16,694,992

(1) The conditions for payment include: (i) compliance with covenants regarding non-solicitation, detrimental conduct, and compliance with anti-hedging/derivative transactions policies; (ii) the performance-based cancellation described above; and (iii) compliance with the Qualifying Termination conditions described above (other than in case of Disability), as provided in individual award agreements. Where applicable, the table includes the value of PRSUs granted in 2021 and 2022, assuming the maximum number of units are earned, although actual payout is dependent upon the future achievement of specified performance standards. The value of the portion of the 2020 PRSUs that were earned as of December 31, 2022 is also included, which was 89% of the units granted.

(2) If, within two years following a change in control, the executive's employment is terminated by our company without "cause" or by the executive for "good reason," the executive's PRSU awards will be immediately earned at the 100% standard level and paid per the original schedule. TRSUs will continue to be paid per the original schedule. Payment of the PRSUs is subject to performance-based cancellation. The definition of "cause" is described in more detail under the "Grants of Plan-Based Awards Table." The definition of "good reason" for this purpose means: (i) a material diminution in the executive's responsibility, authority, or duty, (ii) a material reduction in the executive's base salary (with certain exceptions), or (iii) a relocation greater than 50 miles. Certain notice and cure requirements apply in order to claim "good reason."

(3) Awards granted to Mr. Borthwick provide that equity-based awards may continue to vest according to their original schedule if Mr. Borthwick's employment is terminated due to a workforce reduction or divestiture. In the event of such a termination, the value of the equity-based awards payable to Mr. Borthwick as of December 31, 2022, would have been $18,616,829, subject to conditions for payment including compliance with covenants regarding non-solicitation, detrimental conduct, and compliance with anti-hedging/derivative transaction policies.

Other potential payments

Following termination of employment, our named executive officers receive payment of retirement benefits and nonqualified deferred compensation benefits under our various plans in which they participate. The value of those benefits as of December 31, 2022 is set forth in the sections above entitled "Pension benefits table" and "Nonqualified deferred compensation table." There are no special or enhanced benefits under those plans for our named executive officers, and all of our named executive officers are fully vested in the benefits discussed in those sections.

We make tax and financial planning advisory services available to our named executive officers during their employment with us. The standard form of this benefit continues through the end of the year in which the executive ceases employment, including preparation of that year's tax returns. This benefit may continue for an extended term of up to five years if the executive meets the age and service standard for a Qualifying Termination and does not engage in any full-time employment. The benefit offered during the extended term will end during the calendar year any other full-time employment begins; the benefit, however, will end immediately following termination for cause, or if the executive engages in detrimental conduct or begins employment with a named competitor.

Bank of America employees who retire and meet the applicable requirements for a Qualifying Termination have access to continued coverage under our group health plan, but the employee generally must pay for the full cost of that coverage on an after-tax basis without any employer subsidy.

An employee who is a former NationsBank employee and who was hired before January 1, 2000 is eligible for an annual supplement to help cover the cost of retiree medical benefits if they meet the "Rule of 75" at termination. The amount of this supplement equals $30 per year of service. An employee meets the Rule of 75 if they retire after age 50, with at least 15 years of vesting service under our pension plan, and with a combined age and years of service of 75 or more. As of the end of the last fiscal year, the only named executive officer eligible for these benefits was Mr. Donofrio. The amount of the annual retiree medical benefit supplement for Mr. Donofrio based on his years of service through December 31, 2022 is $660. If Mr. Donofrio predeceases his spouse, this supplement will continue at a rate of 50% for the life of his surviving spouse.

Also, all eligible employees hired before January 1, 2006 who meet the Rule of 75 when they terminate receive $5,000 of retiree life insurance coverage. As of December 31, 2022, Mr. Donofrio was the only named executive officer who would have qualified for this benefit.

CEO pay ratio

Below is: (i) the 2022 annual total compensation of our CEO; (ii) the 2022 annual total compensation of our median employee; (iii) the ratio of the annual total compensation of our CEO to that of our median employee; and (iv) the methodology we used to calculate our CEO pay ratio:

CEO pay ratio

CEO annual total compensation*	$30,187,252
Median employee annual total compensation	$ 117,040
CEO to median employee pay ratio	258:1

* This annual total compensation is the "Summary compensation table" amount, plus certain nondiscriminatory benefits (including health insurance).

Methodology

Our CEO pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules. Our methodology and process is explained below:

- **Determined employee population.** We began with our global employee population as of October 1, 2022, including full-time, part-time, and seasonal or temporary workers, employed by our company or consolidated subsidiaries, but excluding our CEO.

- **Identified the median employee.** We calculated compensation for each employee using base salary as of October 1, 2022 and estimated overtime, plus performance year 2021 cash incentives paid and equity awards granted in 2022. We identified employees within $500 of the median compensation and removed those employees who had anomalous compensation characteristics. For each remaining employee, we estimated total compensation using a method similar to the "Summary compensation table" rules, but including employer health insurance contributions and the value of other benefits, and then identified the median employee.

- **Calculated CEO pay ratio.** We calculated our median employee's annual total compensation for 2022 according to the SEC's instructions for preparing the "Summary compensation table," including employer health insurance contributions and the value of other benefits. We then calculated our CEO's annual total compensation using the same approach to determine the pay ratio shown above.

We invest in our employees at all levels in the company by rewarding performance that balances risk and reward, empowering professional growth and development, and by offering affordable benefits and programs that meet the diverse needs of our employees and their families. See "Being a great place to work" on page 43 for additional details.

Pay versus performance table

The company's compensation philosophy is to pay for performance over the long- and short-term taking into consideration a range of factors, including both financial and non-financial performance measures. Our pay-for-performance approach bases compensation on actual results and how those results were achieved. We align executive and shareholder interests through a compensation program providing a mix of salary, incentives, and benefits paid over time, including deferred equity-based awards. Review our "Compensation discussion and analysis" on page 53 for more information on executive compensation considerations and decisions for our named executive officers. Page 61 of the "Compensation discussion and analysis" includes 2022 compensation decisions for our named executive officers; these decisions are different than the table below which are calculated under prescribed SEC rules.

The table below shows the following information for the past three fiscal years: (i) "total" compensation for our named executive officers (NEOs) for purposes of the "Summary compensation table"; (ii) the "Compensation actually paid" to named executive officers (calculated using rules required by the SEC); (iii) our total shareholder return (TSR); (iv) the TSR of the KBW Bank Index; (v) our net income; and (vi) our revenue. "Compensation actually paid" does not represent the value of cash and shares of the company's common stock received by named executive officers during the year, but rather is an amount calculated under SEC rules and includes, among other things, year-over-year changes in the value of unvested equity-based awards. As a result of the calculation methodology required by the SEC, "Compensation actually paid" amounts below differ from compensation actually received by the individuals and the compensation decisions described in the "Compensation discussion and analysis" section above.

2022 Pay versus performance table

Year	"Summary compensation table" total for CEO[1] ($)	Compensation actually paid to CEO[2] ($)	Average "Summary compensation table" total for other NEOs[1] ($)	Average compensation actually paid to other NEOs[2] ($)	Company TSR[3] ($)	Peer group TSR[3] ($)	Net income ($ in millions)	Revenue ($ in millions)[4]
2022	30,177,503	11,009,642	18,641,262	11,731,112	101	98	27,528	94,950
2021	23,729,169	49,888,896	16,930,383	29,568,322	132	124	31,978	89,113
2020	25,940,571	15,682,323	13,670,189	10,636,899	88	90	17,894	85,528

(1) The CEO for each year reported was Brian T. Moynihan. The other named executive officers, or NEOs, for each year reported are as follows:
- 2022: Alastair M. Borthwick; Dean C. Athanasia; Paul M. Donofrio; and Geoffrey S. Greener
- 2021: Alastair M. Borthwick; Paul M. Donofrio; James P. DeMare; Matthew M. Koder; and Thomas K. Montag
- 2020: Paul M. Donofrio; Dean C. Athanasia; Geoffrey S. Greener; and Thomas K. Montag

(2) SEC rules require certain adjustments be made to the "Summary compensation table" totals to determine "compensation actually paid" as reported in the "Pay versus performance table" above. For purposes of the pension valuation adjustments shown below, there was no pension service or prior service cost. In addition, for purposes of the equity award adjustments shown below, no equity awards were cancelled due to a failure to meet vesting conditions. The following table details the applicable adjustments that were made to determine "compensation actually paid" (all amounts are averages for the named executive officers other than the CEO):

			Pension valuation adjustments		Equity award adjustments				
Year	Executive(s)	"Summary compensation table" total ($)	Deduct change in pension value ($)	Deduct stock awards ($)	Add year-end value of unvested equity awards granted in year ($)	Change in value of unvested equity awards granted in prior years ($)	Change in value of equity awards granted in prior years which vested in year ($)	Change in value of equity awards granted and vested in year ($)	Add dividends & interest accrued ($)
2022	CEO	30,177,503	(572,826)	(27,629,501)	13,900,974	(10,315,434)	(1,035,168)	5,555,781	928,313
	Other NEOs	18,641,262	(293)	(12,769,837)	8,908,283	(3,606,049)	68,116	0	489,632
2021	CEO	23,729,169	(565,990)	(21,395,424)	21,212,392	15,360,138	2,969,040	7,451,659	1,127,912
	Other NEOs	16,930,383	(40,375)	(10,171,908)	13,027,592	7,810,905	1,025,744	332,216	653,765
2020	CEO	25,940,571	(673,974)	(23,525,808)	14,573,892	(3,497,139)	(2,794,934)	4,516,243	1,143,472
	Other NEOs	13,670,189	(54,468)	(7,481,883)	6,415,373	(1,406,086)	(998,241)	0	492,015

(3) TSR is determined based on the value of an initial fixed investment of $100 on December 31, 2019. The peer group TSR represents TSR of the KBW Bank Index.
(4) Represents total revenue, net of interest expense.

Relationship between "compensation actually paid" and performance measures

Consistent with Responsible Growth and as described in our "Compensation discussion and analysis" on page 53, our Compensation and Human Capital Committee determines named executive officer compensation based on a review of company and line of business performance as well as individual performance for each named executive officer. In addition, our Board's independent directors collectively approve our CEO's compensation. Bank of America's performance framework and pay for named executive officers are aligned to the four tenets of Responsible Growth and reward our executives commensurate with our performance.

Specifically, the "Pay versus performance table" above and chart below illustrate the following:

- A majority of our executives' variable pay is delivered as deferred equity-based awards. As a result, CEO and average other NEO "compensation actually paid" each year increased when our TSR increased and correlates with our TSR performance and shareholder value creation over the applicable measurement periods.

- Bank of America's cumulative TSR exceeded the TSR of the KBW Bank Index for the three-year measurement period, which reflects our executives' successful execution of Responsible Growth.

- As discussed in the "Compensation discussion and analysis", the Compensation and Human Capital Committee and Board consider a range of measures, including net income and revenue, in making annual awards. Accordingly, increases in net income and revenue generally have a positive impact on CEO and average other NEO "compensation actually paid." Because the Committee and Board made the majority of such awards as deferred equity-based awards, changes in our TSR also impacted "compensation actually paid."

The chart below highlights the alignment between "compensation actually paid" to our named executive officers and our TSR performance and net income for the past three fiscal years.



2022 performance measures

For performance year 2022, our Compensation and Human Capital Committee identified the performance measures listed below as the most important in their compensation-setting process for named executive officers. The importance of return on assets (ROA) and tangible book value (TBV) is reflected in our use of these measures when setting performance standards applicable to our PRSUs. As described in our "Compensation discussion and analysis" on page 53, the Compensation and Human Capital Committee and, with respect to our CEO, the independent directors of our full Board bases the executive compensation decisions on an evaluation of each executive's annual performance. Because performance evaluations occur after the close of each performance year, compensation decisions made at the beginning of the fiscal year are generally based on the prior fiscal year's performance. Our Compensation and Human Capital Committee believes in linking executive pay to company performance and, accordingly, the majority of variable pay awarded to our executive officers is made up of equity-based awards that track the value of our company stock price over time. As required by SEC rules, the performance measures identified as the most important ones used by the company to link named executive officers' 2022 compensation actually paid to performance are listed below.

Performance Measures	Other Considerations
Net Income Revenue Total Shareholder Return Return on Assets Tangible Book Value	In addition to the performance measures listed here, the Committee considers a range of factors in determining compensation aligned with the tenets of Responsible Growth based on (i) growing and winning in the market; (ii) growing with our customer-focused strategy; (iii) growing within our Risk Framework, and (iv) growing in a sustainable manner. For additional information regarding our named executive officers' 2022 performance and the role the performance measures play in our compensation program, see "Individual performance highlights" beginning on page 58 and "Pay evaluation and decision process" on page 55.

Proposal 3: A vote on the frequency of future "Say on Pay" resolutions (an advisory, non-binding "Say on Frequency" resolution)

 **Our Board recommends that shareholders vote to have future advisory votes to approve executive compensation "EACH YEAR" (Proposal 3).**

Section 14A of the Securities Exchange Act of 1934 (Exchange Act) provides our shareholders with the opportunity to recommend, on an advisory basis, how frequently we should conduct future advisory "Say on Pay" votes to approve the compensation of our named executive officers. By voting on this Proposal 3, shareholders may tell us whether they would prefer to have an advisory "Say on Pay" vote each year, every two years, or every three years.

Our Board believes that continuing to conduct an advisory "Say on Pay" vote annually is the most appropriate policy for our company. This frequency will enable our shareholders to provide timely feedback on our executive compensation program based on the most recent information presented in our proxy statement. An annual advisory vote to approve the compensation of our named executive officers also is consistent with our practice of having all directors elected annually and providing shareholders the opportunity to ratify the Audit Committee's selection of our independent registered public accounting firm annually.

Shareholders can select one of four choices for this Proposal on the proxy card: each year; every two years; every three years; or abstain.

Because this is an advisory vote, the voting results will not be binding on our Board. However, our Board values shareholder opinion and will consider the frequency that receives the most votes when deciding how often to have advisory "Say on Pay" votes in the future.

Accordingly, our Board recommends a vote of "EVERY YEAR" on this proposal (Proposal 3).

Proposal 4: Ratifying the appointment of our independent registered public accounting firm for 2023

 **Our Board recommends a vote "FOR" ratifying the appointment of our independent registered public accounting firm for 2023 (Proposal 4).**

Our Audit Committee is directly responsible for the appointment, compensation, retention, and oversight of our independent registered public accounting firm, and is involved in the selection of the firm's lead engagement partner who is subject to a mandatory, regular rotation and who may provide services to our company for a maximum of five consecutive years. In selecting and approving a lead engagement partner, the Committee relies on relevant succession criteria established by management and the Committee, interactions with prospective candidates, assessments of their professional experience, and input from our company's independent registered public accounting firm. The Committee also engages in an annual evaluation of the independent registered public accounting firm. It considers, in particular, whether the retention of the firm is in the best interests of our company and its shareholders, taking into account the firm's quality of service, the firm's institutional knowledge and experience, the firm's international capabilities, the firm's sufficiency of resources, the quality of the communication and interaction with the firm, and the firm's independence, objectivity, and professional skepticism. The Committee also considers the advisability and potential impact of selecting a different independent registered public accounting firm.

After assessing the qualifications, performance, and independence of PricewaterhouseCoopers LLP (PwC), which has served as our company's independent registered public accounting firm since 1958, the Committee believes that retaining PwC is in the best interests of our company. The Committee has appointed PwC as our independent registered public accounting firm to audit the 2023 consolidated financial statements of Bank of America Corporation and its subsidiaries. Although it is not required to do so, our Board is asking shareholders to ratify PwC's appointment. If our shareholders do not ratify PwC's appointment, the Committee will consider changing our independent registered public accounting firm for 2024. Whether or not shareholders ratify PwC's appointment, the Committee may appoint a different independent registered public accounting firm at any time if it determines that such a change is appropriate.

PwC has advised the Committee that it is an independent accounting firm with respect to our company and its affiliates in accordance with the requirements of the SEC and the Public Company Accounting Oversight Board.

Representatives of PwC are expected to be present at our annual meeting, will have an opportunity to make a statement if they choose, and are expected to be available to respond to appropriate shareholder questions.

PwC's 2022 and 2021 fees. PwC's aggregate fees for professional services rendered in or provided for 2022 and 2021, as applicable, were:

	2022	2021
	($ in millions)	
Audit fees	55.5	55.2
Audit-Related fees	7.0	7.4
Tax fees	5.9	5.7
All other fees	0.0	0.0
Total fees	68.4	68.3

Audit fees. Audit fees relate to the integrated audit of our consolidated financial statements, and internal control over financial reporting, including disclosures presented in the footnotes to our company's financial statements (for example, regulatory capital, among other disclosures). Audit fees also relate to the audit of domestic and international statutory and subsidiary financial statements, the review of our interim consolidated financial statements, the issuance of comfort letters and SEC consents, and services provided in connection with certain agreed-upon procedures and other attestation reports. Audit fees are those billed or expected to be billed for audit services related to each fiscal year.

Audit-related fees. Audit-related fees cover other audit and attest services, services provided in connection with certain agreed-upon procedures and other attestation reports, financial accounting, reporting and compliance matters, benefit plan audits, and risk and control reviews. Fees for audit-related services are those billed or expected to be billed for services rendered during each fiscal year.

Tax fees. Tax fees cover tax compliance, advisory, and planning services and are those billed or expected to be billed for services rendered during each fiscal year.

All other fees. During 2022 and 2021, all other fees consisted primarily of amounts billed or expected to be billed for the company's engagement of PwC to technical subscription services rendered during each fiscal year.

Audit committee pre-approval policies and procedures

Our Audit Committee annually pre-approves a list of services that PwC may provide without obtaining the Committee's engagement-specific pre-approval and sets pre-approved fee levels for such services. The pre-approved list of services consists of audit services, audit-related services, tax services, and all other services. All requests or applications for PwC services must be submitted to members of our corporate audit function or tax function to determine if they are included within the Committee's pre-approved list of services. The Committee or the Committee chair must specifically approve any type of service that has not been pre-approved. The Committee or the Committee chair must also approve any proposed service that has been pre-approved but has fees that will exceed the pre-approved level. All pre-approvals by the Committee chair must be presented to the full Committee at its next meeting. The Committee or the Committee chair pre-approved all of PwC's 2022 fees and services.

Accordingly, our Board recommends a vote "FOR" this proposal (Proposal 4).

Audit Committee Report

Our Audit Committee is composed of seven Board members. Our Board has determined that all Committee members are independent under the NYSE listing standards, our Categorical Standards, and applicable SEC rules and regulations. Our Board has also determined that all Committee members are financially literate in accordance with NYSE listing standards and qualify as "audit committee financial experts" as defined by SEC rules. The Committee's responsibilities are stated in a written charter adopted by our Board.

Management is responsible for preparing and the overall reporting process with respect to our company's consolidated financial statements, and, with the assistance of our company's internal corporate auditors, for establishing, maintaining, and assessing the effectiveness of our internal control over financial reporting. PricewaterhouseCoopers LLP (PwC), our company's independent registered public accounting firm, is responsible for planning and conducting an independent audit of our company's consolidated financial statements in accordance with the standards of the United States Public Company Accounting Oversight Board (PCAOB) and for expressing an opinion as to the conformity of these financial statements with accounting principles generally accepted in the United States of America and as to the effectiveness of our internal controls over financial reporting. The Committee's responsibility is to monitor and oversee these processes.

The Committee annually evaluates PwC's qualifications, performance, and independence. The Committee also oversees the performance of the corporate audit function managed by our Chief Audit Executive. The Committee has reviewed and discussed with management and with PwC our company's audited financial statements for the year ended December 31, 2022, management's assessment of the effectiveness of our company's internal control over financial reporting, and PwC's evaluation of our company's internal control over financial reporting. In addition, the Committee has discussed with PwC the matters that independent registered public accounting firms must communicate to audit committees under applicable PCAOB standards.

The Committee has also discussed and confirmed with PwC its independence from our company, and received all required written disclosures and correspondence required by the PCAOB Ethics and Independence requirements. The Committee has evaluated and concluded the non-audit services provided by PwC to our company do not impair PwC's independence.

Based on the reviews and discussions referred to above, and discussions with the Committee's independent disclosure counsel, the Committee recommended to our Board that the audited financial statements for the year ended December 31, 2022 and the related footnotes be included in our company's annual report on Form 10-K for the year ended December 31, 2022.

Submitted by the Audit Committee of the Board:

Sharon L. Allen, Chair
José E. Almeida
Arnold W. Donald
Denise L. Ramos
Michael D. White
Thomas D. Woods
R. David Yost

Proposal 5: Proposal to amend and restate the Bank of America Corporation Equity Plan

 **Our Board recommends a vote "FOR" the proposal to amend and restate the Bank of America Corporation Equity Plan (Proposal 5).**

Executive Summary

- Amend and restate the Bank of America Corporation Equity Plan (BACEP or Plan) to (i) increase the number of shares available for grant by 75 million; (ii) extend the expiration date of the Plan; (iii) allow shares withheld to cover tax withholding requirements for awards of restricted stock and restricted stock units to again be available for granting future awards; and (iv) clarify that dividends and dividend equivalents credited with respect to awards cannot become payable unless and until the related award vests.

- The terms of the Plan are aligned with shareholders' interests, including a minimum vesting requirement, no automatic single-trigger vesting for employees upon change in control, no liberal share counting for awards of stock options or stock appreciation rights (SARs), no use of discounted stock options or SARs, and no use of reload options.

- We have robust compensation governance and employee equity award practices, including dividend payout to employees only after vesting and performance conditions are met, and cancellation and clawback features in all awards to employees.

Background

The BACEP was last amended and approved by shareholders in 2021 with more than 96% of shareholder votes cast in favor of the amendment. Under the Plan, we have reserved a number of shares of our common stock for issuance to employees (including executive officers) as equity-based awards in the form of restricted stock, restricted stock units, stock options, and SARs and for issuance to non-employee directors as restricted stock awards. The BACEP is currently scheduled to expire on April 19, 2031.

In March 2023, our Board approved the amendment and restatement of the BACEP to increase the number of shares available to grant and to extend the term of the Plan to April 2033, subject to the approval of our shareholders at the annual meeting.

Material changes

The amendment and restatement makes the following material changes:

- The number of shares of our common stock available for awards under the Plan will be increased by 75 million shares.

- The Plan term is extended through April 24, 2033 (i.e., 10 years after the date of the annual meeting).

- Shares withheld for payment of tax obligations for restricted stock and restricted stock units will be available for granting future awards.

- The BACEP will permit payment of dividends or dividends equivalents on awards of restricted stock or restricted stock units only if and to the extent the underlying award becomes vested.

Impact of the amendment and restatement based on information as of March 1, 2023

As of March 1, 2023, under the current authorization, there are approximately 78 million shares of common stock available for grant as equity-based awards under the BACEP. Based on our current grant practices, these shares would last less than one year, while the current BACEP term has eight years remaining. We believe it is appropriate to increase the number of shares of our common stock available for awards under the BACEP so that our company can continue the practice of granting deferred equity-based awards in lieu of cash.

We estimate the total dilutive effect of the BACEP and our legacy stock plans on our shareholders (sometimes called "overhang") resulting from the amendment and restatement would be approximately 4.6%, with the incremental overhang resulting from the requested share increase equal to approximately 0.9%. The overhang is calculated as follows, in each case as of March 1, 2023:

(a) Incremental share request subject to shareholder approval	75,000,000
(b) Shares underlying outstanding awards of restricted shares / stock-settled restricted stock units under all equity plans[1]	234,426,584
(c) Options outstanding under all equity plans[2]	0
(d) Shares currently available for future issuance under all equity plans[3]	78,478,349
(e) Total shares available for, or outstanding under, equity awards (a + b + c + d)	387,904,933
(f) Total common shares outstanding	7,999,284,317
(g) Fully diluted overhang (e/(e+f))[4]	4.6%
(h) Basic diluted overhang (e/f)	4.8%

(1) Includes 5,903,902 vested restricted stock units subject to a required six- or twelve-month holding period and 9,747,076 vested restricted stock units that are expected to be issued/ delivered within 30 days of the record date. Also includes 485,821 vested restricted stock units and stock option gain deferrals that were assumed by the company in connection with prior acquisitions under whose plans the awards were originally granted.

(2) The total number of non-compensatory warrants and convertible instruments as of March 1, 2023 was 61,603,640, and is not reflected in the table above.

(3) Includes 78,478,349 shares of common stock available for future issuance under the BACEP.

(4) To determine the sum of (e) plus (f) for this calculation, 29,194 restricted stock shares included in both (e) and (f) are counted only once to prevent duplicative aggregation.

Based on data available as of December 31, 2022, our level of overhang was lower than the average for our primary competitor group. Additionally, our rate at which we grant equity awards relative to shares of our common stock outstanding (sometimes referred to as "run rate") was below the average run rate for our primary competitor group on a one-year and three-year average basis. If the proposed amendment and restatement is approved, we expect the pool of requested shares to last approximately one year, assuming we maintain similar grant practices as over the past two years and assuming hypothetically our current stock price remains constant.

The number of shares remaining available for grant under the BACEP as noted in the previous table differs from those reported as of December 31, 2022 because that information does not take into account year-to-date grants during 2023 for the 2022 performance year.

Information regarding the number of shares remaining available for grant as required by SEC disclosure rules are discussed in detail in this proposal under "Additional information" on page 92.

The list of companies included in our primary competitor group are detailed under "Competitor groups" on page 66.

Purpose of the Plan

The Plan, and the proposed amendment and restatement of it, is intended to serve a critical role in our pay-for-performance compensation program and is necessary for us to comply with the regulatory landscape in certain jurisdictions. In addition, our Board believes that equity-based awards aid in our ability to attract, retain and motivate our employees and are the most direct way to align employee interests with those of shareholders. As part of our pay-for-performance practices, more than 100,000 employees receive variable incentives. More highly compensated employees receive a portion of their variable incentive as deferred restricted stock units (RSUs). The portion of the variable incentive deferred as equity-based awards generally increases with compensation levels according to a predetermined deferral grid. RSUs are also a significant component of the Sharing Success stock awards that will be made to approximately 96% of employees in March 2023. Most Sharing Success awards are in the form of company common stock, providing the opportunity to further share in our company's long-term success. The RSU awards are a key part of our pay-for-performance philosophy, and in many cases are required by law, rule, and regulation. In addition, our executive officers receive PRSUs that must be re-earned by meeting specific performance criteria, as described on page 63 for awards granted in February 2023. Equity awards granted to employees are subject to cancellation and clawback features which encourage appropriate behavior and manage risk in our compensation program; these features are described on page 65. Granting RSU awards that include deferral, cancellation, and clawback features is a key risk-balancing mechanism in our pay-for-performance compensation program, and serves to align employee interests with shareholder interests while complying with regulatory requirements.

The value of RSUs tracks the price of our common shares. Compensation expense is in the compensation and benefits expense line of the income statement.

The Plan, and the proposed amendment and restatement of it, is intended to be the company's vehicle for delivering deferred equity-based awards. Since additional shares to the Plan were last approved by shareholders in 2021, the amount of common stock awarded has averaged approximately 106 million shares each year, which includes approximately 23 million shares to be granted in March 2023 under the Sharing Success award program, leaving approximately 55 million shares remaining for awards. The Board has determined to increase the shares of our common stock available for awards under the Plan by 75 million shares to enable the granting of Plan awards in the future. The alternative would be to increase the use of deferred cash awards, which we believe would be less aligned with shareholder interests. Therefore, the Board recommends the amendment and restatement to increase the number of shares of common stock available for awards under the Plan.

In addition, the company has and continues to repurchase shares of common stock in an amount at least equal to the value of stock-settled equity awards as they are recognized into capital. These share repurchases offset the net new shares of common stock delivered under the BACEP. The company currently intends to continue this repurchase practice. The company's common stock repurchases are subject to required regulatory and Board approvals.

The additional 75 million shares to be authorized under the BACEP would allow our company to continue current grant practices for approximately one year.

Compensation policies and Plan features that protect shareholder interests

Our compensation policies and practices, along with the terms of the BACEP, will continue to include a number of features intended to protect the interests of shareholders.



What We Do

✓ The Compensation and Human Capital Committee reviews the dilutive impact of Bank of America's stock program, including by monitoring its "overhang" relative to its primary competitor group of leading U.S. financial services companies

- With the shares requested, our overhang will be approximately 4.6%
- Based on data available as of December 31, 2022, Bank of America's overhang was lower than the average of our primary competitor group

✓ For the sixth year since 2017, we are recognizing our teammates with Sharing Success compensation awards. This year, approximately 96% of employees globally will receive an award with approximately 190,000 receiving awards in the form of company common stock providing the opportunity to further share in our company's long-term success, and align interests with shareholders

✓ Stock retention requirements align executive officer and shareholder interests by linking the value realized from equity-based awards to sustainable company performance. Beginning with awards granted after 2012, our Corporate Governance Guidelines require 50% of net after-tax shares received from equity-based awards be retained until one year after retirement for our Chief Executive Officer and until retirement for other executive officers

✓ As part of the company's risk management approach, equity awards are subject to multiple separate and distinct "clawback" requirements that can result in the awards potentially being cancelled or prior payments recouped. These clawback requirements work together to ensure that rewards realized over time appropriately reflect the time horizon of the risks taken and encourage proper conduct. These clawback requirements are discussed in detail under "Compensation discussion and analysis" on page 53

✓ The BACEP includes minimum vesting requirements. Time-vesting stock-based awards generally cannot vest more quickly than ratably annually as of each anniversary over a three-year period beginning on the grant date of the award, and performance-vesting stock-based awards generally require at least a 12-month performance period. Certain limited exceptions are permitted

✓ The BACEP requires that dividends/dividend equivalents on restricted stock shares and restricted stock units are accrued and paid only if and when the underlying award becomes vested




What We Don't Do

✗ Automatic vesting of awards upon a change in control (sometimes referred to as "single trigger" vesting) for employees is not allowed. Instead, the BACEP permits the Compensation and Human Capital Committee to provide for vesting only if the participant's employment is terminated in connection with a change in control (i.e., "double trigger" vesting)

✗ For awards of stock options and SARs, the BACEP does not include provisions frequently labeled as "liberal share counting" (e.g., the ability to re-use shares tendered or surrendered to pay the exercise cost or tax obligation arising from stock options or SARs or the "net counting" of shares for stock option or SAR exercises). The only share re-use provisions are for awards that are cancelled or forfeited, for awards settled in cash, or for shares withheld to pay a tax obligation arising from restricted stock or restricted stock units

✗ The use of discounted stock options or SARs, the use of dividend equivalents on stock options or SARs, and the use of reload options are prohibited

✗ The BACEP broadly prohibits the repricing of stock options or SARs without shareholder approval, including the repurchase of underwater options or SARs for cash

✗ Option or equity transferability to third parties "for consideration" is not allowed (including to third-party financial institutions). The transfer of awards, if at all, is limited to immediate family members without consideration and by the laws of descent and distribution

✗ The BACEP prohibits pledging of options, SARs, and restricted stock

Overview of the amendment and restatement

The following is a summary of the material terms of the proposed amendment and restatement and is qualified, in its entirety, by reference to the terms of the BACEP. A copy of the BACEP, approved by the Board in March 2023, is attached to this proxy statement as Appendix B. The proposed amendment and restatement will become effective only if the BACEP is approved by our shareholders.

Number of shares

The BACEP, as last approved by shareholders in 2021, provides that the aggregate number of shares of our common stock available for grants of awards under the Plan from and after January 1, 2015 will not exceed the sum of (i) 450 million shares plus (ii) any shares that were subject to an award as of December 31, 2014 under the BACEP, if such award is cancelled, terminates, expires, lapses or is settled in cash for any reason from and after January 1, 2015 plus (iii) effective upon April 24, 2019, 150 million shares plus (iv) effective upon April 20, 2021, 115 million shares. As of March 1, 2023 there were approximately 78 million common shares available for future awards under the BACEP. The amendment and restatement, if approved by shareholders, would increase the number of shares available for awards by 75 million shares, to approximately 153 million shares estimated based on information available on March 1, 2023.

Under the BACEP, each award, whether granted as a stock option, SAR, restricted stock share or restricted stock unit, counts against the available share pool as one share for each share awarded.

The share re-use provisions under the BACEP do not include any "liberal share counting" features for stock options or SARs. Shares used to cover the exercise price of stock options or to cover any tax withholding obligations in connection with awards of stock options or SARs will continue to be unavailable for awards under the BACEP. In addition, the total number of shares covering stock-settled SARs or net-settled options will be counted against the pool of available shares, not just the net shares issued upon exercise. However, as amended, the BACEP will allow shares withheld to cover any tax withholding obligations in connection with awards of restricted stock or restricted stock units to again be available for future awards under the BACEP. Shares covered by awards will also continue to be available for awards if and to the extent (a) the award is cancelled or forfeited or (b) the award is settled in cash.

Administration

The Compensation and Human Capital Committee administers the BACEP. To the extent permitted by law, the Compensation and Human Capital Committee may designate an individual or committee (which need not consist of directors) to act as the appropriate committee under the BACEP for granting awards to employees who are not "officers" under Section 16 of the Exchange Act. Under the BACEP, the Compensation and Human Capital Committee has authority with respect to the following:

- the selection of the employees to receive awards from time to time

- the granting of awards in amounts as it determines

- the imposition of limitations, restrictions and conditions upon awards

- the certification of the attainment of performance goals, if applicable

- the interpretation of the BACEP and the adoption, amendment and rescission of administrative guidelines and other rules and regulations relating to the BACEP

- the correction of any defect or omission or reconciliation of any inconsistency in the BACEP or any award granted under the BACEP

- the making of all other determinations and taking of all other actions necessary or advisable for the implementation and administration of the BACEP

The Board will continue to administer grants of restricted stock under the BACEP to non-employee directors.

Eligibility

Employees of Bank of America and its subsidiaries may participate in the BACEP, as selected by the Compensation and Human Capital Committee. Eligible employees are those employees of Bank of America and its subsidiaries who have made, or are expected to make, important contributions to our business, as determined by the Compensation and Human Capital Committee, including persons employed outside the United States. Approximately 200,000 employees are expected to be eligible to participate. However, as mentioned above, the Compensation and Human Capital Committee in its discretion selects which employees will receive any awards. The BACEP also provides for awards of restricted stock to non-employee directors as part of our director compensation program. All 13 of the non-employee directors nominated for election at the annual meeting are eligible to receive these restricted stock awards. As noted elsewhere in this proxy statement, as part of our director compensation program, our Board grants restricted stock to directors on the day of their election or appointment as a director. Any director nominee that receives at least a majority of votes cast at the annual meeting will be elected at the annual meeting and will be eligible to receive the restricted stock award as part of their 2023-2024 director compensation. In the event this proposed amendment and restatement does not receive at least a majority of the votes cast at the annual meeting, and the amendment and restatement does not become effective, there are enough common shares remaining for issuance to grant directors elected at the annual meeting the 2023-2024 restricted stock award.

Types of awards

The BACEP permits awards of stock options, SARs, restricted stock shares and restricted stock units to employees and restricted stock shares to non-employee directors, all of which are described in more detail below.

Awards of stock options and SARs. The BACEP provides for the grant of options to purchase shares of our common stock at option prices which are not less than the fair market value of a share of our common stock at the close of business on the date of grant. (The fair market value of a share of our common stock as of March 1, 2023, was $34.14.) The BACEP also provides for the grant of SARs to employees. SARs entitle the holder upon exercise to receive either cash or shares of our common stock or a combination of the two, as the Compensation and Human Capital Committee in its discretion may determine, with a value equal to the difference between: (i) the fair market value on the exercise date of the shares with respect to which a SAR is exercised; and (ii) the fair market value of the shares on the date of grant.

Awards of options under the BACEP, which may be either incentive stock options (which qualify for special tax treatment) or nonqualified stock options, are determined by the Compensation and Human Capital Committee. No more than an aggregate of 450 million shares may be awarded as incentive stock options under the BACEP. The terms and conditions of each option and SAR are to be determined by the Compensation and Human Capital Committee (or its designees) at the time of grant.

Options and SARs granted under the BACEP will expire not more than 10 years from the date of grant, and the award agreements entered into with each participant will specify the extent to which options and SARs may be exercised during their respective terms, including in the event of the participant's death, disability or termination of employment.

The BACEP includes two additional limitations on stock option and SAR grants.

- The BACEP expressly prohibits dividend equivalents with respect to stock options and SARs.

- Unless otherwise provided in an award agreement, the BACEP prohibits the sale, transfer, pledge, assignment, or other alienation or hypothecation (including to, for the avoidance of doubt and without limiting the foregoing restrictions, third-party financial institutions) of nonqualified stock options and SARS.

Our Board has not granted stock options or SARs since 2008.

Awards of restricted stock shares and restricted stock units. Under the BACEP, the Compensation and Human Capital Committee may award employees restricted shares of our common stock or restricted stock units which represent the right to receive shares of our common stock (or cash equal to the fair market value of those shares). Each award agreement will contain the terms of the award, including any applicable conditions, which may include continued service of the participant, the attainment of specified performance goals or any other conditions deemed appropriate by the Compensation and Human Capital Committee.

Restricted stock shares will be held in our custody until the applicable restrictions have been satisfied. The participant cannot sell, transfer, pledge, assign or otherwise alienate or hypothecate (including to, for the avoidance of doubt and without limiting the foregoing restrictions, third-party financial institutions) restricted stock shares until the applicable restrictions are satisfied. Once the restrictions are satisfied, the shares will be delivered to the participant's account, free of restrictions. During the period of restriction, the participant may exercise full voting rights with respect to the restricted stock shares.

The award agreement for any restricted stock units will specify whether units that become earned and payable will be settled in shares of our common stock (with one share of common stock to be delivered for each earned and payable restricted stock unit), in cash (equal to the aggregate fair market value of the restricted stock units that are earned and payable), or in a combination of shares and cash. Shares of our common stock used to pay earned restricted stock units may have additional restrictions, as determined by the Compensation and Human Capital Committee.

The BACEP also provides for awards of restricted stock shares to our non-employee directors as part of our director compensation program. These awards vest one year after the date of grant or, if earlier, at the date of the next annual meeting. However, awards that are scheduled to vest in less than 50 weeks after the date of grant will count against the 5% exception pool for the minimum vesting requirements described below. The awards vest earlier in case of death or a change in control. If a non-employee director retires before the one-year vesting date, a prorated amount of the award vests based on the number of days the non-employee director served during the vesting period before retirement. Awards may be deferred under the Bank of America Corporation Director Deferral Plan. See "Director compensation" on page 50 for additional details about our director compensation program.

Subject to the terms of the BACEP and any applicable award agreement, a participant may be entitled to receive dividends or dividend equivalents with respect to an award of restricted stock or restricted stock units. Dividends or dividend equivalents may be credited as cash or as additional shares or units. However, under the amended terms of the BACEP, in no event will dividends or dividend equivalents vest or otherwise be paid out prior to the time that the underlying award (or portion thereof) has vested and, accordingly, any such dividends or dividend equivalents will be subject to cancellation and forfeiture if the underlying award does not vest (including both time-based and performance-based awards).

Minimum vesting conditions

The BACEP provides that generally all stock-settled awards will vest no more quickly than ratably annually as of each anniversary over a three-year period beginning on the grant date of the award. This requirement does not apply to (i) certain substitute awards arising from acquisitions; (ii) shares delivered in lieu of fully vested cash incentive awards; (iii) awards to non-employee directors that vest on the earlier of the one year anniversary of the date of grant or the next annual meeting of shareholders (but not sooner than 50 weeks after the grant date); or (iv) awards that vest based on the achievement of performance goals over a period of at least one year. Also, the Compensation and Human Capital Committee may grant equity-based awards without regard to the minimum vesting requirement with respect to a maximum of 5% of the available share reserve authorized for issuance under the BACEP. In addition, the minimum vesting requirement does not apply to the Compensation and Human Capital Committee's discretion to provide for accelerated exercisability or vesting of any award, including in cases of retirement, workforce reduction, death, disability, or a change in control, in the terms of the award or otherwise.

Section 162(m) award limits

Prior to 2018, awards under the BACEP could be designed to qualify as "performance-based compensation" that were intended to be exempt from the deduction limits under Section 162(m) of the Code. Under the pre-2018 Section 162(m) rules, the plan under which awards were granted had to include certain shareholder-approved individual award limits in order for awards to qualify as performance-based compensation. The BACEP included such individual award limits, which were limited to options/SARs and performance-based restricted stock and restricted stock unit awards that were intended to qualify for the Section 162(m) performance-based compensation exception. Although changes in the U.S. tax laws made by the Tax Cuts and Jobs Act of 2017 eliminated the "performance-based compensation" exception for grants made from and after January 1, 2018, the BACEP continues to include award limits, by which a participant may not be granted in any calendar year: (i) stock options or SARs for more than 4,000,000 shares, or (ii) performance-based restricted stock shares/units for more than 4,000,000 shares (assuming maximum performance).

Withholding for payment of taxes

The BACEP provides for the withholding and payment by a participant of any payroll or withholding taxes required by applicable law. The BACEP permits a participant to satisfy this requirement, with the approval of the Compensation and Human Capital Committee and subject to the terms of the BACEP, by withholding from the participant a number of shares of the company's common stock otherwise issuable under the award having a fair market value equal to the amount of applicable payroll and withholding taxes. It also permits the company and the participant to withhold at rates up to the maximum statutory tax rates.

Adjustments for changes in capitalization

In the event of any change in the number of our outstanding shares of common stock by reason of any stock dividend, split, spin-off, recapitalization, merger, consolidation, combination, exchange of shares or otherwise, the aggregate number of shares of our common stock with respect to which awards may be made under the BACEP, the annual limit on individual awards, the limits on incentive stock options, restricted stock and restricted stock units and the terms, types of shares and number of shares of any outstanding awards under the BACEP will be equitably adjusted by the Compensation and Human Capital Committee in its discretion to preserve the benefit of the award for us and the participant.

No single trigger vesting upon a change in control for employees

The BACEP permits the Compensation and Human Capital Committee to provide for vesting of awards to employees in connection with a change in control of Bank of America if there is also a termination of employment in connection with the change in control. This is often referred to as "double trigger" vesting. For these purposes, a termination is considered to be in connection with a change in control if it occurs upon or within two years after the change in control and is for one of the following two reasons: (i) an involuntary termination by the company without "cause" or (ii) a termination by the participant for "good reason." "Cause" and "good reason" will be as defined in the applicable award agreements. In addition, the Compensation and Human Capital Committee may provide for the assumption or substitution of awards by a surviving corporation. Awards to non-employee directors fully vest upon a change in control.

Amendment and termination of the Plan

Our Board has the power to amend, modify or terminate the BACEP on a prospective basis, provided that no termination, amendment or modification shall adversely affect in any material way any award previously granted under the Plan without the written consent of any affected participant. Shareholder approval will be obtained for any change to the material terms of the BACEP to the extent required by NYSE listing requirements or other applicable law. The BACEP, as amended, automatically terminates at the close of business on April 24, 2033 following which no awards may be made under the BACEP.

Option and SARs repricing prohibited

The BACEP specifically prohibits the repricing of stock options or SARs without shareholder approval. For this purpose, a "repricing" means any of the following (or any other action that has the same effect as any of the following): (i) changing the terms of a stock option or SAR to lower its exercise price; (ii) any other action that is treated as a "repricing" under generally accepted accounting principles; and (iii) repurchasing for cash or canceling a stock option or SAR at a time when its exercise price is greater than the fair market value of the underlying stock in exchange for another award, unless the cancellation and exchange occurs in connection with change in capitalization or similar change. Such cancellation and exchange would be considered a "repricing" regardless of whether it is treated as a "repricing" under generally accepted accounting principles and regardless of whether it is voluntary on the part of the employee.

Federal income tax treatment

The following discussion summarizes certain U.S. federal income tax consequences of awards under the BACEP based on the law as in effect on the date of this document. The following discussion does not purport to cover federal employment taxes or other federal tax consequences that may be employed with awards, nor does it cover state, local or non-U.S. taxes.

Nonqualified stock options. A participant generally will not recognize taxable income upon the grant or vesting of a nonqualified stock option with an exercise price at least equal to the fair market value of our common stock on the date of grant and no additional deferral feature. Upon the exercise of a nonqualified stock option, a participant generally will recognize compensation taxable as ordinary income in an amount equal to the difference between the fair market value of the shares underlying the stock option on the date of exercise and the exercise price of the stock option. When a participant sells the shares, the participant will have short-term or long-term capital gain or loss, as the case may be, equal to the difference between the amount the participant received from the sale and the tax basis of the shares sold. The tax basis of the shares generally will be equal to the fair market value of the shares on the exercise date.

Incentive stock options. A participant generally will not recognize taxable income upon the grant of an incentive stock option. If a participant exercises an incentive stock option during employment or within three months after employment ends (12 months in the case of permanent and total disability), the participant will not recognize taxable income at the time of exercise for regular U.S. federal income tax purposes (although the participant generally will have taxable income for alternative minimum tax purposes at that time as if the stock option were a nonqualified stock option). If a participant sells or otherwise disposes of the shares acquired upon exercise of an incentive stock option after the later of (a) one year from the date the participant exercised the option and (b) two years from the grant date of the stock option, the participant generally will recognize long-term capital gain or loss equal to the difference between the amount the participant received in the disposition and the exercise price of the stock option. If a participant sells or otherwise disposes of shares acquired upon exercise of an incentive stock option before these holding period requirements are satisfied, the disposition will constitute a "disqualifying disposition," and the participant generally will recognize taxable ordinary income in the year of disposition equal to the excess of the fair market value of the shares on the date of exercise over the exercise price of the stock option (or, if less, the excess of the amount realized on the disposition of the shares over the exercise price of the stock option). The balance of the participant's gain on a disqualifying disposition, if any, will be taxed as short-term or long-term capital gain, as the case may be.

With respect to both nonqualified stock options and incentive stock options, special rules apply if a participant uses shares of common stock already held by the participant to pay the exercise price or if the shares received upon exercise of the stock option are subject to a substantial risk of forfeiture by the participant.

Stock appreciation rights. A participant generally will not recognize taxable income upon the grant or vesting of a SAR with a grant price at least equal to the fair market value of our common stock on the date of grant and no additional deferral feature. Upon the exercise of a SAR, a participant generally will recognize compensation taxable as ordinary income in an amount equal to the difference between the fair market value of the shares underlying the SAR on the date of exercise and the grant price of the SAR.

Restricted stock shares and restricted stock units. A participant generally will not have taxable income upon the grant of restricted stock or restricted stock units. Instead, the participant will recognize ordinary income at the time of vesting or payout equal to the fair market value (on the vesting or payout date) of the shares or cash received minus any amount paid. For restricted stock only, a participant may instead elect to be taxed at the time of grant.

Tax consequences to Bank of America. In the foregoing cases, we generally will be entitled to a deduction at the same time, and in the same amount, as a participant recognizes ordinary income, subject to certain limitations imposed under the Code, including those imposed by Section 162(m) as applicable.

New stock plan benefits

Because awards under the BACEP are discretionary, awards are generally not determinable at this time. As stated previously, in the event the proposed amendment and restatement is not approved by shareholders at the annual meeting, there are enough shares remaining under the Plan for the Board to grant restricted stock awards to directors elected at the annual meeting as part of 2023-2024 director compensation.

Additional information

The table below presents information on equity compensation plans at December 31, 2022 as required by SEC disclosure rules.

Plan Category[1]	(a) Number of Shares to be Issued Under Outstanding Options, Warrants and Rights[2]	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights[3]	(c) Number of Shares Remaining for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))[4]
Plans approved by shareholders	206,439,608	—	164,047,513
Plans not approved by shareholders	—	—	—
Total	206,439,608	—	164,047,513

(1)   This table does not include 522,076 vested restricted stock units and stock option gain deferrals at December 31, 2022 that were assumed by the company in connection with prior acquisitions under whose plans the awards were originally granted.

(2)   Consists of outstanding restricted stock units, includes 3,914,068 vested restricted stock units subject to a required 12 month holding period.

(3)   Restricted stock units do not have an exercise price and are delivered without any payment or consideration.

(4)   Amount represents shares of common stock available for future issuance under the BACEP.

No options or SARs have been granted to any current named executive officer, current executive officer, or any associate of such person, nor to any other employee or person since shareholders approved the last amendment to the BACEP in 2021.

Accordingly, our Board recommends a vote "FOR" this proposal (Proposal 5).

Proposals 6-11: Shareholder proposals

Our Board recommends a vote "AGAINST" these shareholder proposals (Proposals 6—11).

As noted elsewhere in this proxy statement, we actively seek engagement with shareholders to solicit their views on different matters of importance to them. We encourage this dialogue and believe this engagement is beneficial to our company and Board. Of the six shareholder proposals set forth below, none of the proponents attempted to engage with our company prior to submitting their proposal. We sought to engage with the proponents after we received their proposals and engaged with all of the proponents or their representatives, other than the National Center for Public Policy, on the substance of their proposals,. We acknowledge the rights of shareholders to submit proposals for inclusion in our proxy statement in accordance with SEC rules. We also encourage shareholders that have questions or would like additional information about our practices or policies, or that are contemplating submitting a proposal for inclusion in our proxy statement, to contact us beforehand to allow for a constructive discussion of their concerns. See "Shareholder proposals for our 2024 annual meeting" on page 112.

Proposal 6: Independent board chair

National Legal and Policy Center, 107 Park Washington Court, Falls Church, Virginia 22046, the beneficial owner of 166 shares of the company's common stock, has advised us that it intends to present the following resolution:

Shareholders request that the Board of Directors adopt as policy, and amend the governing documents as necessary, to require hereafter that that two separate people hold the office of the Chairman and the office of the CEO as follows:

Selection of the Chairman of the Board: The Board requires the separation of the offices of the Chairman of the Board and the Chief Executive Officer.

Whenever possible, the Chairman of the Board shall be an Independent Director.

The Board may select a Temporary Chairman of the Board who is not an Independent Director to serve while the Board seeks an Independent Chairman of the Board.

The Chairman shall not be a former CEO of the company.

Selection of the Chairman of the Board shall be consistent with applicable law and existing contracts.

SUPPORTING STATEMENT:

The Chief Executive Officer of Bank of America Corporation is also a Board Chairman. We believe these roles – each with separate, different responsibilities that are critical to the health of a successful corporation – are greatly diminished when held by a singular company official, thus weakening its governance structure.

Expert perspectives substantiate our position:

- According to the Council of Institutional Investors (https://bit.ly/3pKrtJK), "A CEO who also serves as chair can exert excessive influence on the board and its agenda, weakening the board's oversight of management. Separating the chair and CEO positions reduces this conflict, and an independent chair provides the clearest separation of power between the CEO and the rest of the board."

- A 2014 report from Deloitte (https://bit.ly/3vQGqel) concluded, "The chairman should lead the board and there should be a clear division of responsibilities between the chairman and the chief executive officer (CEO)."

- A pair of business law professors wrote for *Harvard Business Review* (https://bit.ly/3xvcIOA) in March 2020 that "letting the CEO chair the board can compromise board discussion quality, weakening the corporation's risk management ability... Splitting the CEO and board chair jobs between two people can help strengthen the quality of questions the corporation asks itself. When those questions remain weak, the organization is less likely to develop strategies that mitigate risk."

- Proxy adviser Glass Lewis advised (https://bit.ly/3xwuJwa) in 2021, "the presence of an independent chair fosters the creation of a thoughtful and dynamic board not dominated by the views of senior management. Further, we believe that the separation of those two key roles eliminates the conflict of interest that inevitably occurs when a CEO is responsible for self-oversight."

Our Board recommends a vote "AGAINST" Proposal 6 because:

- **Our shareholders have repeatedly affirmed that the Board should retain the flexibility to determine the most effective Board leadership structure based on applicable circumstances and needs;**

- **Our current Board leadership structure and governance practices provide robust and effective independent Board oversight;**

- The Board regularly evaluates and reviews the Board's leadership structure;

- The Board regularly seeks and considers input from shareholders; and

- There is no conclusive evidence demonstrating that an independent Chair ensures superior governance or performance, and Board flexibility to determine the optimal leadership structure is the norm at other large companies.

Our shareholders have repeatedly affirmed that the Board should retain the flexibility to determine the most effective Board leadership structure based on applicable circumstances and needs. Our shareholders have voted on our Board's leadership structure multiple times since 2015. At a special meeting in September 2015 convened solely for shareholders to voice their opinion on this topic, over 62% of votes cast by our shareholders voted to ratify bylaws that grant our Board the flexibility to determine its leadership structure, including appointing an independent Chair or appointing a Lead Independent Director when the Chair is not an independent director. At our 2017 and 2018 annual meetings, we again heard from shareholders on this topic when they voted on proposals nearly identical to this Proposal. At each meeting, over 67% of the votes cast by our shareholders voted against the proposal and in favor of the Board retaining flexibility to determine the most effective leadership structure based on applicable circumstances and needs. This flexibility allows the Board to determine the most suitable Board leadership structure for the company in accordance with the Board's changing needs and circumstances in order to continue to protect and enhance long-term shareholder value.

The Board does not believe that one singular, fixed leadership model is universally or permanently appropriate in all circumstances. In deciding whether an independent Chair or a Lead Independent Director is right for the company at any particular time, the choice should be contextual rather than mechanical, tailored to the then-present needs and opportunities of the company. The Board, in fulfilling its fiduciary duties, should not be prevented from selecting the individual it believes is most qualified and best positioned to act as Chair. It is the Board's independence, experience, and judgment in exercising its fiduciary duties upon which our shareholders rely to protect their interests. This Proposal would inhibit the Board's ability to utilize its experience and judgment, and the ongoing input it receives from shareholders, to make well-informed decisions regarding the Board's leadership structure.

Our current Board leadership structure and governance practices provide robust and effective independent Board oversight. Our Board is committed to strong, independent Board leadership and views the provision of independent and objective oversight as central to effective Board governance and to acting in the best interests of the company and our shareholders. The Board believes that independent board oversight involves not only having a properly designated independent board leader, such as an empowered Lead Independent Director, when the Chair is the CEO, but also having robust governance structures that promote active oversight. Our Board embraces multiple interlinked practices to provide that the Board as a whole functions effectively and provides robust independent oversight. These include:

- Regular reviews of our Board leadership structure and governance practices, taking into account contemporaneous shareholder and stakeholder perspectives;

- A robust, well-defined, and transparent Lead Independent Director role that is utilized when our Chair is not an independent director, and that empowers the Lead Independent Director with extensive authority and responsibilities. The Lead Independent Director position, along with its duties and responsibilities, is formalized in our Corporate Governance Guidelines, which are regularly reviewed. These comprehensive duties and responsibilities give our Lead Independent Director significant authority with respect to the operation and functioning of the Board, and are described in more detail on pages 24 and 25 of this proxy statement;

- Active leadership, involvement, and influence by the Lead Independent Director, including by: holding regular executive sessions of our independent directors only outside the presence of management during Board meetings, with the Lead Independent Director presiding and developing topics of discussion; maintaining regular discussions with and serving as liaison between our CEO and the other independent directors in between Board meetings; meeting with members of management at least quarterly; having regular calls with our primary bank regulators; reviewing and approving Board meeting agendas; and playing a central role in overseeing and participating in shareholder engagement efforts (see page 35 of this proxy statement for a description of the over 110 meetings our Lead Independent Director had with institutional shareholders since being named successor to the role at the end of 2020);

- Diverse, experienced, and skilled Board members, all of whom are independent aside from the CEO. An independent director chairs each standing committee of the Board, with membership on each such committee consisting entirely of independent directors. This approach empowers and entrusts our independent directors with oversight of critical issues within the purview of these committees; and

- Robust, multi-faceted Board and committee self-evaluations, which include quarterly one-on-one discussions with our Lead Independent Director and an annual formal self-evaluation, and thoughtful director succession practices. Our Board continues to refresh its composition—four new independent directors have joined our Board since the 2017 annual meeting.

We believe these practices, coupled with our Board's other governance processes, provide for strong, independent Board leadership and effective engagement with, and oversight of, management.

The Board regularly evaluates and reviews the Board's leadership structure. The Board evaluates and reviews the Board's leadership structure at least annually to determine what, if any, changes are appropriate based on the Board's and company's then-existing needs and circumstances, and in light of input from shareholders and other stakeholders. In the past six years, our shareholders have twice reaffirmed the Board's authority to make these critical Board leadership decisions through formal shareholder votes on shareholder proposals similar to the Proposal. The Board also receives input through our regular engagement with shareholders, which is described in more detail below.

Providing the Board with flexibility to make these leadership decisions empowers the Board to do what is in the best interests of the company and our shareholders. If at any time the Board's review of its leadership structure resulted in the conclusion that an independent Chair is in the best interests of our shareholders based on the company's needs and circumstances at that time, the Board would appoint an independent Chair to address those needs and circumstances. The Board's evaluation process is described in more detail on page 26 of this proxy statement.

The Board regularly seeks and considers input from shareholders. Our Board and management have a demonstrated record of engaging with our shareholders and soliciting their input on important matters, including their views on Board leadership and other topics of interest. Our Board engages in year-round communication with shareholders, and since being named the Lead Independent Director successor at the end of 2020, our Lead Independent Director has participated in over 110 meetings with institutional shareholders representing approximately 33% of our outstanding shares. At 6 meetings of the Board, 3 meetings of the Corporate Governance, ESG, and Sustainability Committee, and 5 meetings of the Compensation and Human Capital Committee in 2022, management and independent directors presented information about the company's shareholder engagement activities, including input from shareholders. The Board, Corporate Governance, ESG, and Sustainability Committee, and Compensation and Human Capital Committee have used this input to inform reviews of, among other things, corporate governance policies and processes, ESG activities, executive compensation structure, and proxy statement disclosures.

The Board recognizes that certain shareholders prefer an independent Chair at all companies at all times and are therefore likely to support the Proposal. However, during our recent engagement meetings, far more shareholders have expressed their support for the Board's continued flexibility to determine the Board's leadership structure based on the company's needs and circumstances at any given time.

There is no conclusive evidence demonstrating that an independent Chair ensures superior governance or performance, and Board flexibility to determine the optimal leadership structure is the norm at other large companies. While the Board recognizes and respects different points of view and philosophies about which leadership structure supports the best operational or governance results, existing empirical data concerning the impact of board leadership on shareholder value do not conclusively establish any correlation between the presence of an independent chair and superior corporate governance or performance. Even as the general empirical evidence remains inconclusive, under the current Board leadership structure:

- The Board has sharpened its focus on corporate governance and established leading governance and disclosure practices (see "Corporate Governance" beginning on page 23 of this proxy statement), with the Board's Lead Independent Director named "Independent Director of the Year" by Corporate Board Member in 2022 in recognition "for his work helping to guide one of the world's most important financial institutions" through a challenging environment, with superior results for the company and its stakeholders.

- Our company continues to execute on our long-term strategy and focus on Responsible Growth—a strategy conceived under the vision of our current Chair and CEO, and developed with the evaluation and unanimous support of the Board's independent directors—to propel our company's operating and financial performance and deliver for our clients, employees, and the communities we serve—and for our shareholders. Under Responsible Growth, our current Chair and CEO's leadership, and with independent oversight from our Lead Independent Directors and other independent Board members, the company has made continuous investments in people, technology, and facilities, and is consistently disciplined in its approach to risk management. We are one of four U.S. companies that has reported over $15 billion in net income for eight years in a row (2015-2022).

- In 2022, the company continued to demonstrate how Responsible Growth enables us to deliver for our clients, teammates, communities, and shareholders in any environment. From 2017 to 2022, our annual earnings increased more than 50% to $27.5 billion, our customer deposit levels grew $621 billion to $1.9 trillion, our loans grew $109 billion to $1 trillion, and our Tier 1 capital increased to $208 billion, even after the company returned $117 billion in capital to shareholders over this time in common stock dividends and repurchases. In January 2023, the company was recognized as America's Most JUST Company, ranking no. 1 on JUST Capital and CNBC's *2023 Ranking of America's Most Just Companies* marking the first year a financial services company has led the list.

According to the most recent surveys reported by the *Spencer Stuart Board Index*, only 36% of the chairs of S&P 500 companies are independent and 43% of the chairs of S&P 500 companies are also the current CEOs. Thus, the company's existing Board leadership structure is consistent with the practice among S&P 500 companies.

The Board believes that a one-size-fits-all policy mandating an independent Chair is not in the best interest of our shareholders or our company. Our shareholders supported this view at the special meeting in 2015 and reaffirmed their support at both our 2017 and 2018 annual meetings of shareholders by voting to maintain the Board's flexibility to determine the most effective and appropriate leadership structure. They continue to express support during our ongoing engagements. Although our shareholders continue to endorse the Board having the necessary flexibility, the Board is committed to regularly reviewing its leadership structure and Board practices and to responsibly determining its most appropriate structure based on then-current circumstances and needs.

Accordingly, our Board recommends a vote "AGAINST" this proposal (Proposal 6).

Proposal 7: Shareholder ratification of termination pay

John Chevedden, 2215 Nelson Avenue. No. 205, Redondo Beach, California 90278, the beneficial owner of 250 shares of the company's common stock, has advised us that he intends to present the following resolution:

Proposal 7 - Shareholder Ratification of Termination Pay



Shareholders request that the Board seek shareholder approval of any senior manager's new or renewed pay package that provides for severance or termination payments with an estimated value exceeding 2.99 times the sum of the executive's base salary plus target short-term bonus.

"Severance or termination payments" include cash, equity or other pay that is paid out or vests due to a senior executive's termination for any reason. Payments include those provided under employment agreements, severance plans, and change-in-control clauses in long-term equity plans, but not life insurance, pension benefits, or deferred pay earned and vested prior to termination.

"Estimated total value" includes: lump-sum payments; payments offsetting tax liabilities, perquisites or benefits not vested under a plan generally available to management employees, post-employment consulting fees or office expense and equity awards if vesting is accelerated, or a performance condition waived, due to termination.

The Board shall retain the option to seek shareholder approval after material terms are agreed upon.

Generous performance-based pay can sometimes be justified but shareholder ratification of "golden parachute" severance packages with a total cost exceeding 2.99 times base salary plus target short-term bonus better aligns management pay with shareholder interests.

For instance at one company, that does not have this policy, if the CEO is terminated he could receive $44 million in termination pay—over 10 times his base salary plus short-term bonus. In the event of a change in control, the same person could receive a whopping $124 million in accelerated equity payouts even if he remained employed.

It is in the best interest of Bank of America shareholders and the morale of Bank of America employees to be protected from such lavish management termination pay for one person.

It is important to have this policy in place so that Bank of America management stays focused on improving company performance as opposed to seeking a business combination simply to trigger a management golden parachute windfall.

This proposal topic received between 51 % and 65% support at:

FedEx (FDX)
Spirit AeroSystems (SPR)
Alaska Air (ALK)
Abb Vie (ABBV)
Fiserv (FISV)

Please vote yes:

Shareholder Ratification of Termination Pay - Proposal 7

Our Board recommends a vote "AGAINST" Proposal 7 because:

- **We already have a long-standing policy to seek shareholder approval of termination payments, which we adopted in 2002 in response to a similar shareholder proposal, and none of our executive officers have any employment or severance arrangements;**

- **Our equity compensation plan was approved by shareholders and expressly provides for acceleration of outstanding equity awards in the event of certain termination events following a change in control;**

- **Shareholders already have opportunities to express their views about our post-termination compensation policies; and**

- **Our executive compensation program effectively aligns executive and shareholders' interests.**

We already have a long-standing policy to seek shareholder approval of termination payments, which we adopted in 2002 in response to a similar shareholder proposal, and none of our executive officers have any employment or severance arrangements. A vote "Against" this Proposal is warranted because the company has already implemented it through the Bank of America Corporation Corporate Policy Regarding Seeking Stockholder Approval of Future Severance Agreements (the "Severance Agreement Approval Policy"), which the company's Board adopted in 2002 following the company's 2002 annual meeting of shareholders. At that 2002 shareholders' meeting, a majority of our shareholders voted in favor of a shareholder proposal virtually identical to the Proposal.[1] In response, **the company adopted the Severance Agreement Approval Policy, which requires shareholder approval of employment or severance agreements with the**

[1] The shareholder proposal included in the company's 2002 proxy statement read: "RESOLVED: That the shareholders of Bank of America ... urge the Board of Directors to seek shareholder approval for future severance agreements with senior executives that provide benefits in an amount exceeding two times the sum of the executive's base salary plus bonus. 'Future severance agreements' include agreements renewing, modifying or extending existing severance agreements or employment agreements containing severance provisions."

company's senior executives that provide severance benefits exceeding two times ("2x") the sum of the executive's base salary and bonus—a lower and more restrictive multiple than the 2.99 multiple requested by the Proposal—and has since regularly disclosed the policy requirements in the company's annual proxy statement. A full copy of the Severance Agreement Approval Policy is available as an exhibit to the company's Annual Report on Form 10-K for the year ended December 31, 2022 (www.sec.gov) and is on the company's investor relations website at www.investor.bankofamerica.com.

The company adopted the Severance Agreement Approval Policy to align with our overall compensation philosophy and to preserve our competitive footing in attracting and retaining talented executive officers, while still subjecting termination pay to meaningful shareholder oversight and approval when appropriate.

The Proposal effectively requests that our Severance Agreement Approval Policy be amended to increase the multiple of severance benefits that do not require shareholder approval from 2x to 2.99 times base salary plus bonus. The Board believes the current Severance Agreement Approval Policy appropriately protects shareholders' interests by providing shareholders an opportunity to express approval or disapproval of severance or termination payments, and reflects the expression of shareholders' concerns as voiced at the 2002 annual shareholders meeting. The Board believes a vote in favor of the Proposal is not in shareholders' best interests as it will operate to lessen shareholders' abilities to voice their opinion on the same types of severance and termination payments as are currently covered by the Severance Agreement Approval Policy, by increasing the multiple from 2x to 2.99 times the severance or termination payments subject to shareholder approval.

Because the Severance Agreement Approval Policy was adopted in response to a virtually identical proposal, it, like the Proposal, encompasses a wide variety of compensation arrangements. The Severance Agreement Approval Policy applies to all employment and severance agreements entered into after April 24, 2002 with any of the company's senior executives that provide for severance benefits, including any renewal, modification or extension of any existing employment agreement or severance agreement that was in effect as of the effective date of the policy (none of which are currently in effect). For purposes of determining whether the amount of severance benefits to be provided exceeds the 2x multiple under the Severance Agreement Approval Policy, severance benefits include: (i) severance benefits payable in cash (including cash amounts payable for the uncompleted portion of an employment agreement); (ii) special benefits or perquisites provided for periods following termination of employment; and (iii) accelerated vesting of outstanding equity awards in connection with such termination of employment, other than the accelerated vesting of equity awards that otherwise would have vested during the 24-month period following termination of employment. Agreements for future services (other than as an employee), such as consulting agreements, or agreements requiring the senior executive to refrain from certain conduct, such as restrictive covenant agreements, are not treated as employment or severance agreements under the Severance Agreement Approval Policy. In addition, compensation and benefits earned or accrued while employed, including equity vesting based on becoming retirement-eligible,[2] are not treated as severance benefits even if paid out following termination of employment.

The Severance Agreement Approval Policy enables the company to provide limited post-termination benefits in situations the Board believes are appropriate, such as continued equity vesting according to the award's payment schedule in the event of retirement after attaining retirement eligibility and provided the executive complies with certain covenants including not working for a competitive business (a "Qualifying Termination"), or accelerated equity vesting upon death or a qualifying termination of employment in connection with a change of control. While the treatment of equity under our Severance Agreement Approval Policy differs slightly from the approach set forth in the Proposal, we believe our existing policy adopted in response to a virtually identical shareholder proposal, addresses the concerns underlying the Proposal. For example, in situations where the equity award continues to vest following a Qualifying Termination, the award does not continue to vest as a result of the executive's employment termination, but continues to vest as a result of the executive being retirement-eligible. To protect the company's and shareholder's interests, continued vesting following a Qualifying Termination is also subject to the executive's compliance with certain covenants (such as a promise not to work for a competitive business or to solicit the company's employees for employment or clients for business). Our equity awards also are subject to multiple cancellation and clawback features that can apply after a Qualifying Termination, including for detrimental conduct, loss outside of the ordinary course of business, fraud or intentional misconduct causing a restatement of financial statements, and going forward, clawbacks consistent with the final rules of Section 954 of the Dodd-Frank Act for erroneously awarded incentive-based compensation related to an accounting restatement (regardless of misconduct or fault).

Currently none of our executive officers, including our CEO, have employment or severance agreements with the company.

Our equity compensation plan was approved by shareholders and expressly provides for acceleration of outstanding equity awards in the event of certain termination events in connection with a change in control. The Bank of America Corporation Equity Plan, which was approved by our shareholders with over 96% of the vote at our 2021 annual meeting of shareholders, permits the Board's Compensation and Human Capital Committee to provide for accelerated vesting only if the participant's employment is terminated in connection with a change in control. Our Board believes that this provision, which is often referred to as a "double-trigger" acceleration, encourages executive officers to remain with the company during a potential change in control, which further aligns their interests with those of our shareholders when evaluating any such potential transaction. Furthermore, due to existing U.S. legislation that restricts the ability of companies to acquire a bank holding company that has greater than 10% of U.S. deposits such as the company (*i.e.*, the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994), and restrictions on non-financial services business activities imposed on bank holding companies under the Bank Holding Company Act of 1956 and

[2] As noted in the discussion in this proxy statement of "Potential payments upon termination or change in control" on page 76, each of the named executive officers meets the applicable age and years-of-service requirements to qualify for continued vesting of their equity awards following retirement.

related regulations promulgated by the Board of Governors of the Federal Reserve System and Office of the Comptroller of the Currency, the likelihood of a change in control of the company is remote.

Shareholders already have opportunities to express their views about our post-termination compensation policies. In addition to opportunities to approve severance or termination payments as provided by the Severance Agreement Approval Policy, our Board and management team value shareholder input and proactively engaged with and solicited input from our shareholders regarding our executive compensation programs and philosophy. In 2022, we held 48 engagement meetings with 35 shareholders representing approximately 52% of our outstanding shares held by institutional shareholders, with our Lead Independent Director attending approximately 88% of these meeting, and, at the majority of these meetings, we discussed our executive compensation program, human capital management, and other related matters. At our 2022 annual meeting of shareholders, over 94% of the shareholder votes cast supported our annual "Say on Pay" vote—this represents the 12th consecutive year of "Say on Pay" approval of 92% or higher. Our Board's Compensation and Human Capital Committee and management team routinely discuss the input from shareholders on our overall executive compensation program, including shareholder support levels for "Say on Pay", and consider whether action should be taken in response. These ongoing efforts to solicit shareholder input on our compensation program allow for year-round shareholder input and provide additional support for why the approval requirements set forth in the Proposal are unnecessary.

Our executive compensation program effectively aligns executive and shareholders' interests. Our compensation philosophy is to pay for performance over the long-term, as well as on an annual basis. Our Board has designed our current executive compensation program to appropriately link compensation realized by our executive officers to our performance and properly align the interests of our executive officers with those of our shareholders. Our executive compensation program provides a mix of salary, incentives, and benefits paid over time to align executive officer and shareholder interests. Our long-term equity-based awards, which are a fundamental component of our compensation program, further align executive officer and shareholder interests by linking a substantial portion of compensation to the achievement of sustainable, long-term corporate performance and operational efficiency.

Accordingly, our Board recommends a vote "AGAINST" this proposal (Proposal 7).

Proposal 8: Shareholder proposal requesting greenhouse gas reduction targets

The New York State Common Retirement Fund, 110 State Street, Albany, New York 12236, the beneficial owner of 14,418,951 shares of the company's common stock, and one co-filer have advised us that they intend to present the following resolution:

Absolute Greenhouse Gas Reduction Targets

RESOLVED: Shareholders request Bank of America ("Company") issue a report within a year, at reasonable expense and excluding confidential information, that discloses 2030 absolute greenhouse gas emissions reduction targets for the Company's energy sector lending and underwriting, aligned with the Paris Agreement's goal to limit warming to 1.5 degrees Celsius. These targets should be in addition to any emission intensity targets for the energy sector that the company has or will set, and be aligned with a science-based net zero pathway.

SUPPORTING STATEMENT: The Intergovernmental Panel on Climate Change (IPCC) has advised that greenhouse gas (GHG) emissions must be halved by 2030 and reach net zero by 2050 to limit global warming to 1.5°C.[1] Every incremental increase in temperature above 1.5°C will entail increasingly severe physical, transition, and systemic risks to companies, investors, the markets, and the economy as a whole. Climate change mitigation is therefore critical to address investment risks in order to avert the large economic losses projected to occur if insufficient action is taken.

Emissions from the oil and gas industry are responsible for over 40% of global GHG emissions and are therefore significant to Bank of America's climate-risk mitigation strategy. The company should adopt absolute emission targets in this sector to protect the Company and its long-term investors. Though the Company has a commitment to reach net zero emissions by 2050 and a target to reduce its GHG emissions intensity for the energy sector, defined as upstream producers, refiners, and integrated companies within the oil and gas industry, by 2030, it does not yet have a science-based 2030 target to reduce GHG emissions on an absolute basis. Intensity targets will measure the reduction in emissions per unit or per dollar, however, by definition, they will not capture whether the Company's total financed GHG emissions have decreased in the real world.

Rather, we believe the Company should consider target-setting approaches used by advisory groups such as the Science Based Targets initiative. Such an absolute reduction target aligned with a science-based net zero emissions pathway is critical for the Company to achieve its net-zero commitment and more fully address its climate risks.

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[1] *https://www.ipcc.ch/assessment-report/ar6/.*

The Company trails its peers in setting absolute GHG emissions reduction targets. Citigroup has committed to reducing its absolute emissions for the energy sector by 29% by 2030. Wells Fargo has set a target to reduce absolute emissions for the oil and gas sector by 26% by 2030. HSBC has also committed to reducing absolute emissions for the oil and gas sector by 34% by 2030.

By setting absolute targets in addition to its intensity targets in the energy sector, the Company can ensure it is moving toward its stated commitments and real-economy emissions reductions.

We urge you to vote FOR this proposal.

Our Board recommends a vote "AGAINST" Proposal 8 because:

- Under our clean energy transition strategy, we are committed to achieving net zero emissions from our operations, supply chain and financing activities before 2050, and we are transparent about our progress;

- We have set and disclosed 2030 targets for reducing emissions associated with financing activities related to three key sectors: auto manufacturing, energy and power generation; and we have committed to set and disclose financing activity emission reduction targets for other key high-emitting sectors by April 2024;

- We are dedicated to supporting low-carbon energy sources through our lending, investments, products and services, and operations; and

- Our Approach to Zero transition strategy outlines how we intend to help our clients transition to a low-carbon economy and, as described in our 2022 Task Force on Climate-Related Financial Disclosures (TCFD) Report, we continue to make progress in deploying our net zero strategy.

Proposal 8 requests that the company disclose 2030 absolute greenhouse gas (GHG) emissions reduction targets for our energy sector lending and underwriting, aligned with the Paris Agreement's goal to limit warming to 1.5 degrees Celsius. As the Proposal acknowledges, our company is committed to reducing the GHG emissions associated with our financing activities in alignment with the Paris Agreement's 1.5°C goal, and to achieving net zero emissions. As part of that commitment, we have outlined our strategy to finance the transition to net zero emissions and issued our first emissions reduction targets for financing activities in April 2022. We are also transparent in reporting on how we plan to achieve the net zero transition, how we align our net zero commitment with the evolving needs of our clients and how we continue to develop and issue GHG reduction targets as part of our climate transition strategy. We disclose both our absolute financed emissions and economic intensities in our 2022 TCFD report so stakeholders can track our progress over time.

Under our clean energy transition strategy, we are committed to achieving net zero emissions from our operations, supply chain and financing activities before 2050, and we are transparent about our progress. Our Approach to Zero strategy,[1] released in April 2022, outlines the roles that we intend to play to help finance the transition to net zero GHG emissions. Consistent with our approach toward Responsible Growth, we are helping finance this transition by setting and achieving milestone targets, partnering with clients to support their own declared transitions, investing in clean energy innovation and other solutions, developing and reporting decision-useful metrics to drive progress, leading industry collaborations, and following guidance for transparency.

In April 2021, we agreed to participate in the Net Zero Banking Alliance (NZBA), which includes more than 100 members representing more than 40% of the world's banking assets. The NZBA guidelines state that:

- Banks shall set and publicly disclose long-term and intermediate targets to support meeting the temperature goals of the Paris Agreement;

- Banks shall establish an emissions baseline and annually measure and report the emissions profile of their lending portfolios and investment activities;

- Banks shall use widely accepted science-based decarbonization scenarios to set both long-term and intermediate targets that are aligned with the temperature goals of the Paris Agreement;

- Banks shall regularly review targets to ensure consistency with current climate science;

- Decarbonization scenarios shall:

  - Be from credible and well-recognized sources,

  - Have no/low overshoot from the Paris Agreement's 1.5° pathway,

  - Make reasonable assumptions on carbon sequestration achieved through nature-based solutions and land use change,

  - Rely conservatively on negative emissions technologies, and

  - Where possible, minimize misalignment with other United Nations' Sustainable Development Goals; and

- Banks shall disclose the scenarios used to develop the targets and provide the rationale for why those scenarios were chosen.

Achieving the net zero commitment set forth in our Approach to Zero strategy and of the NZBA will require technological advances, clearly defined roadmaps for industry sectors, and better emissions data reporting. In July 2020, we joined the Partnership for Carbon Accounting Professionals (PCAF) to help develop a consistent methodology to assess and disclose emissions associated with our financing activities. We are working to collect data and implement methodologies to assess and disclose emissions associated with our financing activities.

[1]   Our Approach to Zero net zero transition strategy is available at *https://about.bankofamerica.com/content/dam/about/pdfs/approach-to-zero-2022.pdf.*

Our Approach to Zero climate strategy, which is consistent with our NZBA and PCAF obligations, is based on five pillars that shape our work:

1)   Assist clients in the transition to net zero, including the development of products and services as well as investment in clean energy solutions;

2)   Advocate for consistent industry and global standards to drive comparable commitments and disclosure;

3)   Analyze data to develop decision useful metrics to drive progress, uncover business opportunities and manage the transition;

4)   Align our strategy to the best available science by setting appropriate milestone targets to reach net zero before 2050; and

5)   Attest annually following the TCFD and NZBA guidance for transparency.

Our Approach to Net Zero, together with our Environmental and Social Risk Policy Framework (ESRP Framework),[2] articulate a comprehensive and pragmatic strategy for supporting the transition across economic sectors, including clients in energy and power systems industries. We are also focused on supporting and financing areas that are critical to the transition from a high-carbon to a low-carbon society. Our goal is to deploy and mobilize $1 trillion by 2030 to accelerate the transition to a low-carbon, sustainable economy, as part of a broader $1.5 trillion sustainable finance goal aligned to addressing the United Nation's Sustainable Development Goals. In 2022, we mobilized and deployed approximately $158 billion in sustainable finance activity, of which approximately $78 billion was for climate and environmental transition. Our multi-year financing commitment provides financial capital, along with significant intellectual capital, to address the clean energy transition. It focuses on low-carbon energy, energy efficiency, and sustainable transportation, in addition to addressing other important related areas like water conservation, land use and waste.

As disclosed in our 2022 TCFD Report,[3] we also continue to make significant progress toward achieving our net zero commitment from our operations and supply chain. In our own operations, we have been carbon neutral with respect to Scope 1 and 2 emissions since 2019, and we purchase renewable energy to meet 100% of our needs to power our operations. In addition to achieving net zero in our operations, we are also working to reach net zero with respect to indirect emissions generated across our entire supply chain. In 2016, we set our first-ever public goals to address GHG emissions in our supply chain – those goals were focused on supplier engagement. In 2021, we set our second set of supplier engagement goals, to be achieved by 2030, shifting our focus from supplier engagement to driving specific supplier commitments. Our goal is to have 70% of global suppliers, by spend, set GHG emissions reduction or renewable energy targets.[4]

We have set and disclosed 2030 targets for reducing emissions related to three key sectors: auto manufacturing, energy and power generation; and we have committed to set and disclose financing activity emissions reduction targets for other key high-emitting sectors by April 2024. In April 2022, we announced our first set of emission reduction targets as part of our Approach to Zero clean energy transition strategy (our 2030 Financing Activity Targets). These targets build on our commitment to establish interim science-based emissions targets for high-emitting portfolios. Setting emission reduction targets on our financing activity involves evaluating decarbonization scenarios for each sector to determine the amount of emissions reductions required across relevant GHG emissions scopes to achieve net zero before 2050. We reviewed multiple scenarios to determine the GHG emissions reduction required for our 2030 Financing Activity Targets, including the Network for Greening the Financial System (NGFS) pathways, and two International Energy Agency (IEA) scenarios: the Sustainable Development Scenario Organization for Economic Cooperation and Development pathway and the IEA Net Zero Emissions 2050 (NZE2050) global pathway. We chose to align our 2030 Financing Activity Targets to the IEA NZE2050 global pathway as it is the only scenario that aligns with a 1.5° pathway to net zero before 2050 and outlines the percentage of emissions reduction needed from 2019 to 2030 for various sectors, sub-sectors and target types, providing the necessary detail to develop appropriate and relevant targets for our three selected sectors using 2019 as the baseline. We intend to continue using the IEA NZE2050 global scenario to inform our strategy with clients in these sectors. Our 2022 TCFD provides additional details about how we developed our 2030 Financing Activity Targets, the rationale for each target and how they align with our Approach to Zero transition strategy.

We have disclosed our financed emissions in our 2022 TCFD report, and in line with our commitment to NZBA, we plan to set financing activity emissions reduction targets for other key high-emitting sectors by April 2024. As set forth in the NZBA guidelines, we will regularly review our targets so they remain consistent with current climate science.

We are dedicated to supporting low-carbon energy sources through our lending, investments, products and services, and operations. As we work to achieve our net zero commitment, we are focused on financing the transition to net zero emissions by 2050. Reducing GHG emissions associated with our financing activity to net zero involves key steps outlined in our Approach to Zero transition strategy. We expect to achieve this shift through engaging with our clients and helping them make progress on their own low-carbon business models, and through partnering with our clients to finance the adoption of low-carbon solutions. We are developing innovative products that promote this transition, such as credit facilities that are structured to link pricing to a client's carbon reduction efforts, and financial solutions for new and emerging clean energy technologies that will be critical to provide additional carbon reduction beyond traditional renewable energy sources.

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[2]   Our Environmental and Social Risk Policy Framework is available at *https://about.bankofamerica.com/assets/pdf/Environmental-and-Social-Risk-Policy-Framework.pdf*.

[3]   Our 2022 Task Force on Climate-Related Financial Disclosures (TCFD) Report is available at *https://about.bankofamerica.com/content/dam/about/pdfs/BOA_TCFD_2022%209-22-2022-VOX220929%20split%20paragraph%20Secured.pdf*.

[4]   See our 2022 TCFD Report.

Our Approach to Zero transition strategy details how we intend to help our clients transition to a low-carbon economy and, as described in our 2022 TCFD Report, we continue to make progress in deploying our net zero strategy. Key to achieving the transition to a low-carbon economy is engaging with our clients. As discussed in our Approach to Zero transition strategy, we believe that our targeted financing policies and practices, and the related risk management practices, align with our net zero commitments. Further, we also believe that our energy, power and related policies, as outlined in our ESRP Framework, support our climate goals and promote the transition to a low-carbon economy.

As set out in our ESRP Framework, there are certain business activities that have increased investor, client, employee, and regulator scrutiny. These transactions are evaluated in alignment with our company's Board-approved Risk Framework, which outlines our company's approach to risk management, as are all transaction and client decisions, in the ordinary course of business. This process is client-specific, deal-specific, and subject to governance review. This process considers portfolio-level credit, operational, reputational, and other risks, including climate risk. As part of that process, we have determined not to engage in the following activities based on the appropriate application of our Risk Framework and enhanced due diligence standards:

- Direct financing of petroleum exploration or production activities in the Arctic;

- Direct financing of the construction or expansion of new coal-fired power plants—unless those facilities employ technology that is focused on complete or near elimination of atmospheric carbon emissions; and

- Direct financing of new thermal coal mines or the expansion of existing mines.

In addition, as disclosed in our 2022 TCFD Report, as part of our transition strategy, by 2025 we will phase out all financing (including facilitating capital markets transactions and advising on mergers and acquisitions) of companies deriving ≥ 25% of their revenue from thermal coal mining, unless the company has a public commitment to align its business (across Scope 1, 2 and 3 emissions) with the goals of the Paris Agreement and the transaction would be facilitating the diversification of the company's business away from thermal coal. Over the past several years, we have reduced exposure to companies focused on coal extraction, with pure play coal extraction now representing only $42 million, or less than 0.01% of our total committed commercial credit exposure across all industries exposure, down more than 94% from $762 million at fiscal year-end 2015.

In light of our disclosures and declared strategy, the issuance of our 2030 Financing Activity Targets, and our carefully developed and well-articulated risk management framework, our Board believes that the report requested in Proposal 8, which would substantially duplicate our existing GHG target development and issuance, would not be a productive use of time or effort. Further, as disclosed in our TCFD Report, we continue to develop and issue GHG emission reduction targets. We are also transparent in disclosing these transition-related activities and risks in the ESRP Framework and our 2022 TCFD Report. Therefore, our Board believes the report requested by Proposal 8 would be duplicative and unnecessary.

Accordingly, our Board recommends a vote "AGAINST" this proposal (Proposal 8).

Proposal 9: Shareholder proposal requesting report on transition planning

Debriana Berlin Rev Tr (S), c/o of As You Sow, 2020 Milvia St., Suite 500, Berkeley, CA 94704, the beneficial owner of 479 shares of the company's common stock, and other co-filers have advised us that they intend to present the following resolution:

Transition Planning

RESOLVED: Shareholders request that Bank of America issue a report disclosing a transition plan that describes how it intends to align its financing activities with its 2030 sectoral greenhouse gas emissions reduction targets, including the specific measures and policies to be implemented, reductions to be achieved by such measures and policies, and timelines for implementation and associated emission reductions.

Whereas: The banking sector has a critical role to play in achieving global net zero by 2050 goals. The Net Zero Banking Alliance (NZBA) notes that 40 percent of global banking assets have committed to aligning lending and investment portfolios with net zero by 2050.[1] But targets alone are insufficient. Investors seek disclosures demonstrating banks' concrete transition strategies to credibly achieve their disclosed emission reduction targets.

Guidelines are emerging to help financial institutions operationalize and translate net zero commitments into strategies "with specific objectives . . . against which progress can be assessed."[2],[3]

---

[1]   https://www.unepfi.org/net-zero-banking/.
[2]   https://www.iigcc.org/media/2022/07/An-investor-led-framework-of-pilot-indicators-to-assess-banks-on-thetransition-to-net-zero-28-July.pdf.
[3]   https://assets.bbhub.io/company/sites/63/2022/06/GFANZ_Recommendations-and-Guidance-on-Net-zero-Transition-Plans-for-the-Financial-Sector_June2022.pdf.

Bank of America ("BofA") is a member of the NZBA and is the fourth largest global lender and underwriter of fossil fuels, with $32 billion in fossil fuel financing in 2021, and over $232 billion between 2016 through 2021.[4]

An effective transition plan creates bank accountability by describing the strategies, indicators, milestones, metrics, and timelines to deliver on decarbonization targets and ensure investors that a bank is addressing and accountable for the risks associated with its financing of high carbon activities. BofA has set forth no such transition plan.

In its 2022 TCFD report, BofA identifies 2030 targets for reducing its operational emissions and highlights actions to achieve those outcomes.[5] BofA also sets 2030 intensity reduction targets for the financed emissions from its three highest carbon emitting business sectors. However, it does not disclose a transition plan for how it will achieve these intensity targets, despite their representing a far larger proportion of the company's carbon footprint than operational emissions. Instead, BofA makes vague statements including that it will need to work with its clients to understand their commitments and transition plans, and that it will need to modify a number of its internal processes and routines.[6] It further states that it has begun capturing unspecified client data and that near term foundational steps will focus on "Processes and Routines," "Data," and "Reporting and Monitoring." These vague statements do not constitute a transition plan likely to achieve BofA's planned emissions reduction targets.

While BofA has committed to a notable $1 trillion in low-carbon sustainable business financing through 2030, it does not disclose any estimate of the emissions reductions such financing will contribute, on what timeline, or how this compares to its total financed emissions.

The disclosures requested in this proposal will help assure investors that BofA has an effective and accountable transition plan in place for achieving its 2030 intensity goals.

Our Board recommends a vote "AGAINST" Proposal 9 because:

- **Under our clean energy transition strategy, we are committed to achieving net zero emissions from our operations, supply chain and financing activities before 2050, and we are transparent about our progress;**

- **We have set and disclosed 2030 targets for reducing emissions associated with financing activities related to three key sectors: auto manufacturing, energy and power generation; and we have committed to set and disclose financing activity emission reduction targets for other key high-emitting sectors by April 2024;**

- **We are dedicated to supporting low-carbon energy sources through our lending, investments, products and services, and operations; and**

- **Our Approach to Zero transition strategy outlines how we intend to help our clients transition to a low-carbon economy and, as described in our 2022 Task Force on Climate-Related Financial Disclosures (TCFD) Report, we continue to make progress in deploying our net zero strategy.**

Proposal 9 requests that we issue a report disclosing a transition plan that describes how the company intends to align its financing activities with the 2030 sectoral greenhouse gas emissions reduction targets that we announced in April 2022. As the Proposal acknowledges, our company is committed to reducing the GHG emissions associated with our financing activities in alignment with the Paris Agreement's 1.5°C goal, and to achieving net zero emissions. As part of that commitment, we have outlined our strategy to finance the transition to net zero emissions and issued our first emissions reduction targets for financing activities in April 2022. We are also transparent in reporting on how we plan to achieve the net zero transition, how we align our net zero commitment with the evolving needs of our clients and how we continue to develop and issue GHG reduction targets as part of our climate transition strategy. We disclose both our absolute financed emissions and economic intensities in our 2022 TCFD report so stakeholders can track our progress over time.

Under our clean energy transition strategy, we are committed to achieving net zero emissions from our operations, supply chain and financing activities before 2050, and we are transparent about our progress. Our Approach to Zero strategy,[1] released in April 2022, outlines the roles that we intend to play to help finance the transition to net zero GHG emissions. Consistent with our approach toward Responsible Growth, we are helping finance this transition by setting and achieving milestone targets, partnering with clients to support their own declared transitions, investing in clean energy innovation and other solutions, developing and reporting decision-useful metrics to drive progress, leading industry collaborations, and following guidance for transparency.

In April 2021, we agreed to participate in the Net Zero Banking Alliance (NZBA), which includes more than 100 members representing more than 40% of the world's banking assets. The NZBA guidelines state that:

- Banks shall set and publicly disclose long-term and intermediate targets to support meeting the temperature goals of the Paris Agreement;

- Banks shall establish an emissions baseline and annually measure and report the emissions profile of their lending portfolios and investment activities;

- Banks shall use widely accepted science-based decarbonization scenarios to set both long-term and intermediate targets that are aligned with the temperature goals of the Paris Agreement;

[4] *https://www.ran.org/wp-content/uploads/2022/03/BOCC_2022_vSPREAD-1.pdf.*
[5] *https://about.bankofamerica.com/content/dam/about/pdfs/BOA_TCFD_2022%209-22-2022-VOX220929%20split%20paragraph%20Secured.pdf.*
[6] *https://about.bankofamerica.com/content/dam/about/pdfs/BOA_TCFD_2022%209-22-2022-VOX220929%20split%20paragraph%20Secured.pdf,* p. 19.

[1] Our Approach to Zero net zero transition strategy is available at *https://about.bankofamerica.com/content/dam/about/pdfs/approach-to-zero-2022.pdf.*

- Banks shall regularly review targets to ensure consistency with current climate science;
- Decarbonization scenarios shall:
  - Be from credible and well recognized sources,
  - Have no/low overshoot from the Paris Agreement's 1.5° pathway,
  - Make reasonable assumptions on carbon sequestration achieved through nature-based solutions and land use change,
  - Rely conservatively on negative emissions technologies, and
  - Where possible, minimize misalignment with other United Nations' Sustainable Development Goals; and
- Banks shall disclose the scenarios used to develop the targets and provide the rationale for why those scenarios were chosen.

Achieving the net zero commitment set forth in our Approach to Zero strategy and of the NZBA will require technological advances, clearly defined roadmaps for industry sectors, and better emissions data reporting. In July 2020, we joined the Partnership for Carbon Accounting Professionals (PCAF) to help develop a consistent methodology to assess and disclose emissions associated with our financing activities. We are working to collect data and implement methodologies to assess and disclose emissions associated with our financing activities.

Our Approach to Zero climate strategy, which is consistent with our NZBA and PCAF obligations, is based on five pillars that shape our work:

1) Assist clients in the transition to net zero, including the development of products and services as well as investment in clean energy solutions;

2) Advocate for consistent industry and global standards to drive comparable commitments and disclosure;

3) Analyze data to develop decision useful metrics to drive progress, uncover business opportunities and manage the transition;

4) Align our strategy to the best available science by setting appropriate milestone targets to reach net zero before 2050; and

5) Attest annually following the TCFD and NZBA guidance for transparency.

Our Approach to Net Zero, together with our Environmental and Social Risk Policy Framework (ESRP Framework),[2] articulate a comprehensive and pragmatic strategy for supporting the transition across economic sectors, including clients in energy and power systems industries. We are also focused on supporting and financing areas that are critical to the transition from a high-carbon to a low-carbon society. Our goal is to deploy and mobilize $1 trillion by 2030 to accelerate the transition to a low-carbon, sustainable economy, as part of a broader $1.5 trillion sustainable finance goal aligned to addressing the United Nation's Sustainable Development Goals. In 2022, we mobilized and deployed approximately $158 billion in sustainable finance activity, of which approximately $78 billion was for climate and environmental transition. Our multi-year financing commitment provides financial capital, along with significant intellectual capital, to address the clean energy transition. It focuses on low-carbon energy, energy efficiency, and sustainable transportation, in addition to addressing other important related areas like water conservation, land use and waste.

As disclosed in our 2022 TCFD Report,[3] we also continue to make significant progress toward achieving our net zero commitment from our operations and supply chain. In our own operations, we have been carbon neutral with respect to Scope 1 and 2 emissions since 2019, and we purchase renewable energy to meet 100%[1] of our needs to power our operations. In addition to achieving net zero in our operations, we are also working to reach net zero with respect to indirect emissions generated across our entire supply chain. In 2016, we set our first-ever public goals to address GHG emissions in our supply chain – those goals were focused on supplier engagement. In 2021, we set our second set of supplier engagement goals, to be achieved by 2030, shifting our focus from supplier engagement to driving specific supplier commitments. Our goal is to have 70% of global suppliers, by spend, set GHG emissions reduction or renewable energy targets.[4]

We have set and disclosed 2030 targets for reducing emissions related to three key sectors: auto manufacturing, energy and power generation; and we have committed to set and disclose financing activity emissions reduction targets for other key high-emitting sectors by April 2024. In April 2022, we announced our first set of emission reduction targets as part of our Approach to Zero clean energy transition strategy (our 2030 Financing Activity Targets). These targets build on our commitment to establish interim science-based emissions targets for high-emitting portfolios. Setting emission reduction targets on our financing activity involves evaluating decarbonization scenarios for each sector to determine the amount of emissions reductions required across relevant GHG emissions scopes to achieve net zero before 2050. We reviewed multiple scenarios to determine the GHG emissions reduction required for our 2030 Financing Activity Targets, including the Network for Greening the Financial System (NGFS) pathways, and two International Energy Agency (IEA) scenarios: the Sustainable Development Scenario Organization for Economic Cooperation and Development pathway and the IEA Net Zero Emissions 2050 (NZE2050) global pathway. We chose to align our 2030 Financing Activity Targets to the IEA NZE2050 global pathway as it is the only scenario that aligns with a 1.5° pathway to net zero before 2050 and outlines the percentage of emissions reduction needed from 2019 to 2030 for various sectors, sub-sectors and target types, providing the necessary detail to develop appropriate and relevant targets for our three selected sectors using 2019 as the baseline. We intend to continue using the IEA NZE2050 global scenario to inform our strategy with clients in these sectors. Our 2022 TCFD provides additional details about how we developed our 2030 Financing Activity Targets, the rationale for each target and how they align with our Approach to Zero transition strategy.

[2]   Our Environmental and Social Risk Policy Framework is available at *https://about.bankofamerica.com/assets/pdf/Environmental-and-Social-Risk-Policy-Framework.pdf.*

[3]   Our 2022 Task Force on Climate-Related Financial Disclosures (TCFD) Report is available at *https://about.bankofamerica.com/content/dam/about/pdfs/BOA_TCFD_2022%209-22-2022-VOX220929%20split%20paragraph%20Secured.pdf.*

[4]   See our 2022 TCFD Report.

We have disclosed our financed emissions in our 2022 TCFD report, and in line with our commitment to NZBA, we plan to set financing activity emissions reduction targets for other key high-emitting sectors by April 2024. As set forth in the NZBA guidelines, we will regularly review our targets so they remain consistent with current climate science.

We are dedicated to supporting low-carbon energy sources through our lending, investments, products and services, and operations. As we work to achieve our net zero commitment, we are focused on financing the transition to net zero emissions by 2050. Reducing GHG emissions associated with our financing activity to net zero involves key steps outlined in our Approach to Zero transition strategy. We expect to achieve this shift through engaging with our clients and helping them make progress on their own low-carbon business models, and through partnering with our clients to finance the adoption of low-carbon solutions. We are developing innovative products that promote this transition, such as credit facilities that are structured to link pricing to a client's carbon reduction efforts, and financial solutions for new and emerging clean energy technologies that will be critical to provide additional carbon reduction beyond traditional renewable energy sources.

Our Approach to Zero transition strategy details how we intend to help our clients transition to a low-carbon economy and, as described in our 2022 TCFD Report, we continue to make progress in deploying our net zero strategy. Key to achieving the transition to a low-carbon economy is engaging with our clients. As discussed in our Approach to Zero transition strategy, we believe that our targeted financing policies and practices, and the related risk management practices, align with our net zero commitments. Further, we also believe that our energy, power and related policies, as outlined in our ESRP Framework, support our climate goals and promote the transition to a low-carbon economy.

As set out in our ESRP Framework, there are certain business activities that have increased investor, client, employee, and regulator scrutiny. These transactions are evaluated in alignment with our company's Board-approved Risk Framework, which outlines our company's approach to risk management, as are all transaction and client decisions, in the ordinary course of business. This process is client-specific, deal-specific, and subject to governance review. This process considers portfolio-level credit, operational, reputational, and other risks, including climate risk. As part of that process, we have determined not to engage in the following activities based on the appropriate application of our Risk Framework and enhanced due diligence standards:

- Direct financing of petroleum exploration or production activities in the Arctic;
- Direct financing of the construction or expansion of new coal-fired power plants—unless those facilities employ technology that is focused on complete or near elimination of atmospheric carbon emissions; and
- Direct financing of new thermal coal mines or the expansion of existing mines.

In addition, as disclosed in our 2022 TCFD Report, as part of our transition strategy, by 2025 we will phase out all financing (including facilitating capital markets transactions and advising on mergers and acquisitions) of companies deriving ≥ 25% of their revenue from thermal coal mining, unless the company has a public commitment to align its business (across Scope 1, 2 and 3 emissions) with the goals of the Paris Agreement and the transaction would be facilitating the diversification of the company's business away from thermal coal. Over the past several years, we have reduced exposure to companies focused on coal extraction, with pure play coal extraction now representing only $42 million, or less than 0.01% of our total committed commercial credit exposure across all industries exposure, down more than 94% from $762 million at fiscal year-end 2015.

In light of our disclosures and declared strategy, the issuance of our 2030 Financing Activity Targets, and our carefully developed and well-articulated risk management framework, our Board believes that the report requested in Proposal 9, which would substantially duplicate our existing transition planning, would not be a productive use of time or effort. Further, as disclosed in our TCFD Report, we continue to develop and issue GHG emission reduction targets. We are also transparent in disclosing these transition-related activities and risks in the ESRP Framework and our 2022 TCFD Report. Therefore, our Board believes the report requested by Proposal 9 would be duplicative and unnecessary.

Accordingly, our Board recommends a vote "AGAINST" this proposal (Proposal 9).

Proposal 10: Shareholder proposal requesting adoption of policy to cease financing new fossil fuel supplies

Sada Geuss, c/o Trillium Asset Management, Two Financial Center, 60 South Street, Suite 1100, Boston, MA, 02111, has advised us that they intend to present the resolution below. The proponent confirmed that it is the beneficial owner of at least $2,000 in market value of the company's common stock, but did not provide the number of shares owned.

Whereas: Climate change poses a systemic risk, with estimated global GDP loss of 11-14% by midcentury under current trajectories.[1] Climate change is primarily caused by fossil fuel production and combustion, facilitated by funding from financial institutions.

According to scientific consensus, limiting warming to 1.5°C means no development of new oil and gas fields or coal mines beyond those already approved.[2] Existing fossil fuel supplies are sufficient to satisfy global energy needs.[3] New supplies would not produce in time to mitigate current energy market turmoil resulting from the Ukraine War.[4]

[1]   https://www.swissre.com/institute/research/topics-and-risk-dialogues/climate-and-natural-catastrophe-risk/expertise-publication-economics-of-climate-change.html.
[2]   https://www.iisd.org/system/files/2022-10/navigating-energy-transitions-mapping-road-to-1.5.pdf.
[3]   https://www.ipcc.ch/report/ar6/wg3/resources/spm-headline-statements/.
[4]   https://www.iea.org/commentaries/what-does-the-current-global-energy-crisis-mean-for-energy-investment.

Bank of America (BAC) has committed to align its financing with the goals of the Paris Agreement, achieving net-zero emissions by 2050.

Although BAC has set 2030 Financing Activity Targets using the International Energy Agency's (IEA) Net Zero Emissions by 2050 pathway (NZE2050), BAC continues financing and facilitating fossil fuel expansion, evidently contradicting the pathway.

We believe BAC's statement that it "intend[s] to continue using the IEA NZE2050 global scenario to inform our strategy with clients" exposes it to accusations of greenwashing unless it adopts a policy that phases out financing for fossil fuel expansion.[5]

BAC is reportedly the world's fourth largest funder of fossil fuels, providing more than $232 billion in lending and underwriting to fossil fuel companies during 2016-2021.[6]

Without a policy to phase out financing of new fossil fuel exploration and development, BAC is unlikely to meet its climate commitments and may draw scrutiny for material risks including:

• Greenwashing: Regulators are tightening and enforcing greenwashing rules, which could result in major fines.[7]

• Regulation: Central banks, including the Fed, are starting to implement climate stress tests[8] and scenario analyses,[9] and some have begun to propose increased capital requirements for banks' climate risks.[10]

• Competition: Dozens of global banks have policies to phase out financial support for new oil and gas fields[11] and coal mines.[12]

• Reputation: Campaigns targeting BAC's climate policies include hundreds of organizations with tens of millions of global members and supporters, including current and potential BAC customers.[13]

We believe BAC's approach is increasing systemic risk, which will likely have significant negative impacts – including physical risks and transition risks[14] – for itself and for diversified investors.

Best practices for banks to achieve net zero involve financing companies reducing scopes 1-3 absolute emissions and allocating capital in line with science-based, independently verified short, medium and long-term decarbonization targets. Organizations like Science Based Targets Initiative and Transition Pathway Initiative provide verification of decarbonization targets.

RESOLVED: Shareholders request that the Board of Directors adopt a policy for a time-bound phase-out of BAC's lending and underwriting to projects and companies engaging in new fossil fuel exploration and development.

Supporting Statement: This proposal is intended, in the discretion of board and management, to enable support for BAC's energy clients' low-carbon transition.

Our Board recommends a vote "AGAINST" Proposal 10 because:

• **Under our Approach to Zero strategy, we are committed to achieving net zero emissions from our operations, supply chain and financing activities before 2050, we have taken concrete action in support of that commitment, and we are transparent about our progress;**

• **We are dedicated to supporting low-carbon energy sources through our lending, investments, products and services, and operations;**

• **A key aspect of our Approach to Zero strategy is engagement and partnership with clients across energy, power, and other fossil fuel intensive sectors to share our expertise and perspectives, create positive and constructive dialogues with key stakeholders, and encourage and influence clients to consider their role in the transition to a low-carbon economy;**

• **We have implemented a well-considered environmental and social risk policy framework and mechanisms for managing environmental and social risks across our enterprise; and**

• **Our Board believes the business restriction and policy requested by the proposal is unnecessary in light of our commitment to help finance the transition to net zero emissions, our risk management programs and policies, and our broader net zero commitment.**

The proposal requests that our company adopt a policy for a time-bound phase-out of the company's lending to, and underwriting of, projects and companies that engage in the exploration and development of fossil fuels. We understand and recognize our responsibility to help address and build resilience to climate change by using our expertise and resources, as well as our scale, to support our clients in their just transition[1] to a

[5]   https://about.bankofamerica.com/content/dam/about/pdfs/BOA_TCFD_2022%209-22-2022-VOX220929%20split%20paragraph%20Secured.pdf.
[6]   http://bankingonclimatechaos.org/.
[7]   https://www.bankingsupervision.europa.eu/press/speeches/date/2022/html/ssm.sp220922~bb043aa0bd.en.html.
[8]   https://www.bankingsupervision.europa.eu/press/pr/date/2022/html/ssm.pr220708~565c38d18a.en.html.
[9]   https://www.federalreserve.gov/newsevents/pressreleases/other20220929a.htm.
[10] https://www.bis.org/review/r220223e.htm.
[11] https://oilgaspolicytracker.org/.
[12] https://coalpolicytool.org/.
[13] https://stopthemoneypipeline.com/.
[14] https://www.bis.org/bcbs/publ/d517.pdf.

[1]   As described in our 2022 Task Force on Climate-related Financial Disclosures Report, just transition means greening the economy in a way that is as fair and inclusive as possible to everyone concerned, creating decent work opportunities and leaving no one behind. This involves maximizing the social and economic opportunities of climate action, ensuring affordable energy and energy security during the transition, while minimizing and carefully managing any challenges. See https://about.bankofamerica.com/content/dam/about/pdfs/task-force-climate-financial-disclosures-report.pdf.

low-carbon economy. Building on our longstanding support for the Paris Agreement, we have a goal to achieve net zero greenhouse gas (GHG) emissions in our financing activities, operations, and supply chain before 2050, and in April 2022, we released our Approach to Zero strategy,[2] which outlines our commitment to helping finance the broader transition to net zero GHG emissions and our target setting process. The success of that transition will be dependent on the transformation of critical areas of the global economy, including energy, power, transportation, and real estate. As discussed below, in light of our ongoing efforts to finance the transition to a low-carbon environment, our environmental and social risk management programs, and our net zero commitment, our Board believes the business restriction and policy change requested by the proposal is unnecessary and that its implementation would unduly restrain our ability to pursue our carefully considered and tailored Approach to Zero strategy.

Under our Approach to Net Zero strategy, we are committed to achieving net zero emissions from our operations, supply chain and financing activities before 2050, we have taken concrete action in support of that commitment, and we are transparent about our progress. In April 2021, we agreed to participate in the Net Zero Banking Alliance (NZBA). The NZBA consists of more than 100 financial institution members representing more than 40% of the world's banking assets. The NZBA guidelines state that:

• Banks shall set and publicly disclose long-term and intermediate targets to support meeting the temperature goals of the Paris Agreement;

• Banks shall establish an emissions baseline and annually measure and report the emissions profile of their lending portfolios and investment activities;

• Banks shall use widely accepted science-based decarbonization scenarios to set both long-term and intermediate targets that are aligned with the temperature goals of the Paris Agreement;

• Banks shall regularly review targets to ensure consistency with current climate science;

• Decarbonization scenarios shall:

  • Be from credible and well recognized sources,

  • Have no/low overshoot from the Paris Agreement's 1.5° pathway,

  • Make reasonable assumptions on carbon sequestration achieved through nature-based solutions and land use change,

  • Rely conservatively on negative emissions technologies,

  • Where possible, minimize misalignment with other United Nations' Sustainable Development Goals; and

• Banks shall disclose the climate scenarios used to develop the targets and provide the rationale for why those scenarios were chosen.

Our company also joined the Partnership for Carbon Accounting Financials (PCAF) as a member of the Global Core Team. The PCAF has developed the Global GHG Accounting and Reporting Standard for the Financial Industry, providing a consistent methodology to assess and disclose emissions associated with financing activities.

In April 2022, we released Approach to Zero, which outlines our commitment to helping finance the transition to net zero GHG emissions and details our target setting methodology, as informed by our PCAF and NZBA commitments. Integral to our Approach to Zero strategy are the emission reduction targets for financing activity in the auto manufacturing, energy, and power generation sectors that we announced in 2022. In line with our NZBA commitment, we plan to set financing activity emissions reduction targets for other key high-emitting sectors by April 2024. As set forth in the NZBA guidelines, we will regularly review our targets so they remain consistent with current climate science.

As discussed in detail in our 2022 Task Force for Climate-related Financial Disclosures (TFCD) Report, we continue to make progress towards achieving our net zero commitment. For more information on how we approach climate change-related risk and opportunities and the progress we have made, please see our 2022 TFCD Report available on our website.[3]

As our regulatory authorities adopt requirements for disclosures or related climate risk regulations, we will fully comply.

We are dedicated to supporting low-carbon energy sources through our lending, investments, products and services, and operations. As we work to achieve our net zero commitment, we are focused on financing the transition to net zero emissions by 2050. Reducing GHG emissions associated with our financing activity to net zero involves key steps, including:

• Assisting clients in the transition to net zero, including the development of products and services as well as investment in climate solutions;

• Advocating for consistent industry and global standards to drive comparable commitments and disclosure;

• Analyzing data to develop decision useful metrics to drive progress, uncover business opportunities and manage the transition;

• Aligning our strategy to the best available science by setting appropriate milestone targets to reach net zero before 2050; and

• Attesting annually following the TCFD and NZBA guidance for transparency.

We expect to achieve this shift through engaging with our clients and helping them meet their own targets for low-carbon business models, and through partnering with our clients to finance the adoption of low-carbon solutions. We are exploring innovative products that promote this transition, such as credit facilities that are structured to link pricing to a client's carbon reduction efforts.

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[2] See Approach to Zero, our commitment to helping finance the transition to net zero before 2050, available at *https://about.bankofamerica.com/content/dam/about/pdfs/approach-to-zero-2022.pdf*.

[3] See our Task Force on Climate-related Financial Disclosures Report, available at *https://about.bankofamerica.com/content/dam/about/pdfs/task-force-climate-financial-disclosures-report.pdf*.

Our goal is to deploy and mobilize $1 trillion by 2030 to accelerate the transition to a low-carbon, sustainable economy, as part of a broader $1.5 trillion sustainable finance goal aligned to addressing the United Nations' Sustainable Development Goals. In 2022, we mobilized and deployed approximately $158 billion in sustainable finance activity, of which approximately $78 billion was for climate and environmental transition. Our multi-year financing commitment provides financial capital, along with significant intellectual capital, to develop solutions to climate change and other environmental challenges. It focuses on low-carbon energy, energy efficiency, and sustainable transportation, in addition to addressing other important areas like water conservation, land use, and waste. We believe that our financing policies and practices strongly align with our net zero commitments. Further, we also believe that our policy positions prohibiting Arctic drilling, prohibiting the construction or expansion of coal-fired plants, and prohibiting the financing of new thermal coal and expansion of existing mines support our climate goals and promote the transition to a low-carbon economy.

A key aspect of our Approach to Zero strategy is engagement and partnership with clients across energy, power, and other fossil fuel intensive sectors to share our expertise and perspectives, create positive and constructive dialogues with key stakeholders, and encourage and influence clients to consider their role in the transition to a low-carbon economy. Our company is committed to improving the environment, and this commitment is integral to our global business model, the work we do with partners, and our focus on making our operations more sustainable, managing risks and governing our activities. Our work in these areas is also part of how we drive sustainable Responsible Growth. We have a well-considered and pragmatic strategy for supporting the transition of energy and power systems toward net zero emissions by 2050. As discussed above, our company is dedicated to supporting the net zero transition through our lending, investments, products and services, and operations.

A critical part of our strategy is ongoing engagement and partnership with clients across energy, power, and other sectors, including those that are fossil fuel intensive. To accelerate an orderly transition to net zero, we continue to support clients who are playing an active role in the energy transition. By sharing expertise and perspectives through regular engagement with key stakeholders on their transition plans, we are able to deliver traditional product solutions and develop new climate-transition specific solutions for low-carbon energy solutions to assist clients in their net zero transition. Because our clients will need our advice and our expertise across industry sectors to assist them in navigating the climate transition, we are undertaking an effort to educate and prepare relationship managers and bankers with training so they can actively engage with clients on the topic and provide a comprehensive client experience on the path to net zero.

A key element of this engagement is helping clients access the capital they need to affect this transition within their companies. Transitioning entire sectors of the economy before 2050 must be approached with urgency and yet thoughtfully. We acknowledge that some stakeholders desire this transition to occur much faster than others. We recognize this challenge but strive for a just transition in every dimension, including balancing the need to support traditional, affordable energy sources in the near-term with the recognition that emissions exacerbate risk in the longer term.

We have implemented a comprehensive environmental and social risk policy framework and mechanisms for managing environmental and social risks across our enterprise. To provide oversight and rigor to these climate-related activities, we have established strong governance and control mechanisms. Our Board exercises its climate-related risk oversight obligations and ESG oversight. Our Board's Enterprise Risk Committee oversees our company's risks, including climate and ESG risk. Further, our Board's Corporate Governance, ESG, and Sustainability Committee (CGESC) oversees our climate-related and other ESG activities.

To further strengthen our oversight of these issues, we established our Global Responsible Growth Committee (Responsible Growth Committee), which is a management-level committee composed of senior leaders across every line of business and support function. The Responsible Growth Committee reports to our Board's CGESC, and also reports to our Management Risk Committee and our Board's Enterprise Risk Committee on matters related to environmental and social risk.

As part of our focus on these principles, we established our Environmental and Social Risk Policy Framework (ESRP Framework)[4] to provide additional clarity and transparency related to how our company approaches environmental and social risks. The ESRP Framework governs our approach to climate-related risk management and already limits, and in some cases prohibits, financing of certain fossil fuels (such as new thermal coal mines or expansions of existing coal mines). The ESRP Framework is aligned with our Board-approved Risk Framework, which outlines the company's approach to risk management and each employee's responsibilities for risk management across the enterprise. As part of their duties, the Responsible Growth Committee and Management Risk Committee review and approve the ESRP Framework at least every two years. Our Risk Framework outlines the seven key risk types that we face — strategic, credit, market, liquidity, operational, compliance and reputational —and also addresses climate risk. Increasingly, environmental and social issues impact many of the seven key risk areas, and our risk management program advances the use of climate risk factors across risk types to evaluate risk to climate change.

Managing environmental and social risks requires coordinated governance, clearly defined roles and responsibilities, and well-developed processes so these risks are identified, measured, monitored and controlled in a timely manner. As set out in our ESRP Framework, there are certain business activities that have increased investor, client, employee, and regulator scrutiny. These transactions are evaluated in alignment with our Risk Framework, as are all transaction and client decisions, in the ordinary course of business. This process is client-specific, deal-specific, and subject to governance review. This process considers portfolio-level credit, operational, reputational, and other risks, including climate risk.

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[4] Our Environmental and Social Risk Policy Framework is available at *https://about.bankofamerica.com/assets/pdf/Environmental-and-Social-Risk-Policy-Framework.pdf*.

As part of our commitment to Responsible Growth, we have not participated in project finance for oil and gas exploration in the Arctic. The ESRP Framework prohibits direct financing of new thermal coal mines or the expansion of existing coal mines. By 2025, we will phase out all financing, including facilitating capital markets transactions and advising on mergers and acquisitions, of companies deriving 25% or more of their revenue from thermal coal mining, unless the company has a public commitment to align its business (across Scope 1, 2, and 3 emissions) with the goals of the Paris Agreement, and the transaction facilitates the diversification of that client's business away from thermal coal. Our ESRP Framework also prohibits providing lending or capital markets or advisory services to coal extraction companies involved in mountain top removal mining. In addition, any transactions involving coal extraction are subject to enhanced due diligence, which includes review of evolving market dynamics, specific risks and regulations related to coal extraction and the client's commitment, capacity and track record on ESG performance. Over the past several years, we have reduced exposure to companies focused on coal extraction, with pure play coal extraction representing only $42 million as of 12/31/2022, or less than 0.01% of our total committed commercial credit exposure across all industries exposure, down more than 94% from $762 million at fiscal year-end 2015.

Our Board believes the business restriction and policy requested by the proposal is unnecessary in light of our commitment to help finance the transition to net zero emissions, our robust risk management programs and policies, and the progress we have made toward achieving our broader net zero commitment. To reiterate, as discussed above, our company is committed to improving the environment, and this commitment is integral to how we approach our global business strategy, work with partners, make our operations more sustainable, support our employees, manage risks and govern our activities.

Our Board believes our company, our shareholders, our community, and society are best served by our continued focus on executing our Approach to Zero climate strategy. We are transparent about our well-considered and pragmatic strategy for supporting the transition of our energy and power systems toward a low-carbon future, and we publicly discuss our strategy in many public disclosures, including our 2022 TCFD Report and ESRP Framework. We continue to make significant investments in financing the transition to net zero emissions by 2050 through our sustainable finance commitment and related programs and initiatives. In addition, as described above, we take a proactive approach to identifying and managing risks, which includes an ongoing and rigorous process for identifying the issues that are most significant to our company, and we have implemented well-considered risk oversight and management frameworks and policies with respect to environmental and social risks.

Our management, bankers and risk managers are well-positioned to analyze our overall exposures as well as individual transactions and react to the nuances and circumstances presented in each transaction, with overriding goals of achieving the net zero goals we have described above. Our Board is in the best position to provide oversight of our ESG commitments and progress toward achieving them.

Our Board believes that the policy change requested by the proposal is unnecessary and would unduly restrict our company's ability to implement our Approach to Zero climate strategy, which we believe provides the most effective path for our company to address climate change and achieve our net zero commitments.

Accordingly, our Board recommends a vote "AGAINST" this proposal (Proposal 10).

Proposal 11: Shareholder proposal requesting a racial equity audit

The SOC Investment Group, 1900 L Street NW. Suite 900, Washington, DC 20036, advised us that it intends to present the resolution below. The proponent confirmed that it is the beneficial owner of at least $2,000 in market value of the company's common stock, but did not provide the number of shares owned.

RESOLVED that shareholders of Bank of America Corporation ("BofA") urge the Board of Directors to oversee a third-party racial equity audit analyzing BofA's adverse impacts on nonwhite stakeholders and communities of color, above and beyond legal and regulatory matters. Input from civil rights organizations, employees, and customers should be considered in determining the specific matters to be analyzed. A report on the audit, prepared at reasonable cost and omitting confidential or proprietary information, should be publicly disclosed on the bank's website.

SUPPORTING STATEMENT

Recently, the racial justice movement together with the disproportionate impacts of the COVID-19 pandemic on communities of color have focused the public's and policy makers' attention on racial equity issues. Following the June 2020 protests related to George Floyd's murder, BofA announced it would commit $1 billion to racial equity initiatives with an additional $250 million in March 2021 "to address long-standing issues of inclusion and racial inequality…"

BofA has a conflicted history when it comes to racial equity issues. In 2018, the Treasury Department's Office of the Comptroller of the Currency found that the bank offered disproportionately fewer home loans to minorities than to white applicants in Philadelphia. The bank also closed 29.1% of branches in majority-Black communities compared to 18.4% in non-majority Black areas from 2010-2018, despite the important role that branches play in supporting small businesses. From an employment perspective, as of 2021, executive/senior level officials and managers comprised only 5.7% of Black employees and 5.3% of Hispanic employees although 49% of its U.S. workforce are people of color.

The bank has specified areas it plans to focus on, including funding affordable housing through minority depository institutions, yet its racial equity commitment does not address concerns related to its own financial products. Further, in 2021 the bank provided $15 billion in affordable home lending outside of its racial equity commitment, but this earmarked amount is a fraction of the bank's own residential mortgage lending portfolio, valued at approximately $221 billion in 2021. The bank has yet to disclose how it plans to evaluate the racial impact of its direct lending as part of its strategy to address racial inequality.

Despite BofA's initiatives, the bank has faced well publicized allegations of racial profiling at their branches. In 2022, "Black Panther" director, Ryan Coogler, was handcuffed and detained by police as a suspected bank robber when he attempted to withdraw money from his account; BofA later apologized. That same week, a TikTok showing an instance of "banking while black" went viral after a teller refused to validate a Black customer's check without providing any reason. A third-party racial equity audit would ensure that BofA's resources are being allocated appropriately and effectively. We recommend that the racial equity audit should be carried out by a third-party with experience in conducting such audit.

Our Board recommends a vote "AGAINST" Proposal 11 because:

We believe our actions and focus on making progress on the issues of equality, diversity and inclusion, and economic opportunity render the proposal's requested audit unnecessary for the following reasons:

- **We have already committed to performing an objective third-party assessment of our $1.25 billion commitment to advance racial equality and economic opportunity, and of our $15 billion Community Homeownership Commitment® to homebuyers in low- to moderate-income communities to assess the fulfillment of our commitments in delivering Responsible Growth (the "Responsible Growth Assessment"). The Responsible Growth Assessment will be conducted by an independent third-party;**
- **Our company has a demonstrated long-standing record of promoting equality, diversity and inclusion, and advancing economic opportunity, within our company and in our communities, all in pursuit of Responsible Growth that is sustainable;**
- **We have numerous ongoing relationships with independent third parties, including our National Community Advisory Council, that provide counsel and input on our equality, diversity and inclusion commitments and actions, including those that impact communities and stakeholders of color, and who hold us accountable through review of our work;**
- **We have engaged with investors to understand the types of information useful to them in assessing risks related to our impacts on equality, diversity and inclusion, and economic opportunity, and have taken this input into consideration in developing the Responsible Growth Assessment; and**
- **Our shareholders, employees, customers, and communities are well served by our continuous and holistic pursuit of Responsible Growth that includes engagement and progress on equality, diversity and inclusion and economic opportunity, including our independent Responsible Growth Assessment.**

Responsible Growth

As a company with national and global operations, our Board and management understand the need for real and ongoing progress on assessing and addressing human rights issues generally, and specifically racial and economic inequality in the United States. As discussed throughout this proxy statement, we have long operated our company to drive and deliver Responsible Growth, which has four tenets:

We must grow ...

- In the market, no excuses.
- With a customer focus.
- Within our risk framework.
- In a sustainable manner.


Sharing our success
Input from independent parties having many perspectives
Driving concrete actions that further progress
Board oversight
Transparency
Accountability

Responsible Growth must be sustainable and we address this across three areas: being a great place to work for our teammates; driving operational excellence so that we can continue to invest in our employees and our capabilities; and sharing our success so we can support the communities in which we work and live and help address their biggest challenges. We have a demonstrated record of promoting equality, diversity and inclusion, and economic opportunity within our company and in the communities in which we operate. We do this through our commitments and by enlisting advice, counsel, perspective, ideas, and assistance from many independent third parties, including our National Community Advisory Council (NCAC), a diverse group of senior leaders from social justice, consumer advocacy, community development, and environment organizations and policy institutes. These third parties and other stakeholders represent a range of diverse perspectives and provide continuous input on our actions and progress, holding us accountable.

Our Board and its Corporate Governance, ESG, and Sustainability Committee and Compensation and Human Capital Committee provide governance and oversight to these efforts. We regularly report on our activities, seek input from our shareholders about the types of information that would be useful to them in assessing our activities, review that input with our Board and its committees, and provide additional disclosures in response so that we are accountable for our progress. We continue this cycle of work to drive concrete actions and further progress. This is Responsible Growth.

We have already committed to undertake a Responsible Growth Assessment—an independent third-party assessment of our $1.25 billion racial equality and economic opportunity commitment and of our $15 billion Community Homeownership Commitment® to homebuyers in low- to moderate-income communities to assess the fulfillment of our commitments in delivering Responsible Growth. In 2022, we committed to conducting a third-party led program assessment, in consultation with our Board, institutional shareholders, and other stakeholder groups, including our National Community Advisory Council described below, to assess our $1.25 billion commitment to advance racial equality and economic opportunity and our $15 billion Community Homeownership Commitment® to homebuyers in low- to moderate-income communities in delivering Responsible Growth. Specifically, this assessment will analyze the extent to which our activities have met these commitments. These commitments were made under initiatives to promote Responsible Growth, including the tenets of "We must grow in a sustainable manner" and "We must grow within our risk framework." We plan to complete this assessment and issue a report on the results before our 2024 annual shareholders meeting.

Our Board believes this targeted assessment, in tandem with the cycle of transparency and accountability described above and below, will provide additional relevant information to our shareholders, employees, communities, and stakeholders, and address the Proposal's request.

Through our commitment and actions, our company has a demonstrated longstanding record of promoting equality, diversity and inclusion, and advancing economic opportunity, within our company and in our communities, all in pursuit of Responsible Growth that is sustainable. We are very intentional in taking actions to make Responsible Growth sustainable, and these strategies require action inside and outside our company. We have a demonstrable sustained record of promoting equality, diversity and inclusion, and advancing economic opportunity both inside our company and with external stakeholders.

- **Commitment to being a Great Place to Work.** We value and promote equality, diversity and inclusion in every aspect of our business and at every level of our organization. As described in our Human Capital Management Update included in our 2022 Annual Report to shareholders,[1] we have implemented a wide range of programs and benefits to support our teammates and their families, in keeping with our commitment to invest in the people who serve our clients, and people who live and work in the communities we serve across the U.S. and around the world. We recognize and reward teammate performance by being an industry leader in establishing an internal minimum rate of pay above all mandated minimums for our U.S. hourly employees (with plans to increase our minimum hourly wage to $25 by 2025), recognizing our teammates with Sharing Success compensation awards (nearly all of which are in the form of our common stock), and supporting employees and their families through various benefits programs, such as complimentary lunch, electric vehicle reimbursements, and our new sabbatical program for long-tenured employees. We reinforce our commitment to diversity and expand our impact by drawing input and best practices from other organizations focused on advancing and driving inclusion in the workplace, and through our employee networks worldwide that provide opportunities for our teammates to develop leadership skills, build ties with local communities, and advance diversity recruitment.

  For over 20 years, our Global Diversity & Inclusion Council, chaired by our CEO and staffed by senior executives from every area of the company, has promoted diversity goal setting, which is embedded in our performance management system and occurs at all levels of the enterprise. Our company seeks to build a diverse pipeline of candidates for positions at all levels of the company, including leadership positions. We routinely disclose our company's workforce diversity metrics, including publishing our EEO-1 data and our hiring and retention/turnover rates for female employees globally and for people of color, Black/African American, and Hispanic/Latino employees in the U.S., in order to publicly hold ourselves accountable and to confirm whether we are delivering on our commitment to increase diverse representation across the company wherever possible. Our commitment has resulted in improvements in key workforce diversity metrics.

- **Commitment to sharing our success.** Our company believes that we have an important role to play in helping communities move forward. This understanding is core to our company's commitment to sustainable Responsible Growth and to sharing our success with the people and communities we serve. As part of that commitment, our company knows that it must take action to combat issues of racial and economic inequality. In June 2020 and further updated in March 2021, our company announced a new commitment to invest $1.25 billion over five years to advance racial equality and economic opportunity, expanding and building on work we've had underway for many years. Our actions will help address critical issues and fill long-term gaps, including skills and job readiness, medical capacity and access, small business support, and affordable housing. This initiative is being implemented across our lines of business and in the markets in which we operate, including through our focus on sustainable finance and our Supplier Diversity & Responsible Sourcing Program, under which we spent $2 billion in 2022 with diverse suppliers. We have also increased our Bank of America Community Homeownership Commitment® to $15 billion through 2025 with a goal to help 60,000 low- to moderate-income individuals and families to purchase a home. Additionally, our Community Affordable Loan Solution™ provides down payment assistance for first-time homebuyers.

In recognition, Bank of America was named America's Most JUST Company, ranking no. 1 on JUST Capital and CNBC's *2023 Ranking of America's Most Just Companies*—marking the first year a financial services company has led the list. JUST Capital highlighted the company's

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[1]   Available at *https://investor.bankofamerica.com/events-and-presentations/annual-shareholder-meeting.*

leadership in being a great place to work, including our commitment on raising minimum wage. It also recognized our work to eliminate barriers for hiring, offer sustainable financing products, and prioritize board diversity and independence.

We have ongoing relationships with independent third parties, including our NCAC, that provide counsel and input on our equality, diversity and inclusion commitments and actions, including those that impact communities and stakeholders of color, and who provide accountability through review of our work. In addition to conducting an independent Responsible Growth Assessment, we consult with independent experts to guide, inform, and counsel our commitment and actions to make our company a great place to work and to share success with our stakeholders. There are complex and multifaceted considerations in promoting racial equality and economic opportunity, and we readily acknowledge we do not have all the answers. We seek the advice of, and listen to, experts offering diverse perspectives. We use our voice and our partnerships to convene and engage in important assessments that identify and promote meaningful progress on impactful aspects of our operations. Because we are an active participant in each local community in which we operate, we understand its economy, culture, strengths, and challenges. This engagement enables us to deliver effective solutions and service by matching the right resources to each community's individual needs. And these efforts are informed by input received from community leaders, consumer advocates, and other local stakeholders.

For example, our NCAC is a diverse group of senior leaders from social justice, consumer advocacy, community development, environment organizations, and policy institutes that meet several times a year—including with our Board Chair and Lead Independent Director—to provide a range of external perspectives on our business policies, practices, and products. NCAC members' depth of knowledge on the needs of lower income individuals contributed to our developing solutions and resources to help our clients manage their finances responsibly, including SafeBalance Banking®,[2] Community Affordable Loan Solution™, Better Money Habits®,[3] Balance Assist™,[4] and the sweeping changes to our overdraft policies announced in January 2022 to eliminate non-sufficient funds fees and reducing overdraft fees to empower clients to create long-term financial wellness.

We have engaged with investors to understand the types of information useful to them in assessing risks related to our impacts on equality, diversity and inclusion and economic opportunity. At our 2021 annual shareholders meeting, over 73% of our shareholders voted against a similar proposal.

In conversations with our institutional investors, they have voiced their preference for us to examine our commitments in the overall context of our risk management and strategy, and report on that assessment. We believe our approach will enable our investors to assess the progress of our commitments within the context of our overall operational focus on Responsible Growth.

Since that vote, management also continued to learn and receive input about racial equity audits, including: research about the components and scope of a racial equity audit; engaging with peers and other companies that have conducted or agreed to conduct racial equity audits; meeting with key stakeholders that have submitted such shareholder proposals, including the Interfaith Center on Corporate Responsibility, the New York State Comptroller, and SOC Investment Group; and meeting with key stakeholders that have published research about racial equity audits, such as the Ford Foundation. We also discussed racial equity audits with our Board and NCAC.

During our shareholder engagements since late 2021, we sought further perspectives about our ongoing efforts to advance equality, diversity and inclusion and economic opportunity, about racial equity audits more broadly, and specifically discussed the advisability of such audits at our company. Shareholders shared an overall belief that our company does not currently face issues of specific concern that an audit, like the one requested by the Proposal, would help address. A minority of shareholders expressed a belief that an audit might be useful as a risk management tool or to identify "blind-spots" in our current practices. However, overall, our shareholders were supportive of our approach of undertaking targeted reviews of our activities, transparency in our progress, and how our programs align with Responsible Growth, including the pillars to grow in a sustainable manner and within our risk framework.

In our shareholder engagements with investors in the second half of 2022, in which we met with holders of approximately 25% of our outstanding common stock, the investors rarely discussed our company undertaking a racial equity audit. In the few instances where it was a topic of discussion, the investors expressed satisfaction with our activity and commitments, and transparency in reporting. Some investors expressed that any review of the company's racial equality and economic opportunity commitments should examine such commitments in the overall context of our strategy and our risk management so that the review may provide insights into the potential impact and risks of these commitments on the value of their ownership of our common stock.

Our shareholders, employees, customers, and communities are well served by our continuous and holistic pursuit of Responsible Growth that includes continued engagement and progress on equality, diversity and inclusion, and economic opportunity, including our ongoing Responsible Growth Assessment. Protecting and promoting equality, diversity and inclusion, and economic opportunity, both inside our company with employees and outside our company in our communities, are critical components of Responsible Growth. We recognize that addressing these issues will require continuing and iterative action. By continuing to pursue sustainable Responsible Growth that requires a focus on sharing our success, being a great place to work for our teammates, and driving operational excellence to invest in our employees and our communities, we believe we already are on the right path in our journey for continued improvement. Our ongoing efforts in these areas, including our Responsible Growth Assessment, our continuous engagement with shareholders, employees, and external experts and stakeholders

(2) Bank of America Advantage SafeBalance Banking® is an account that helps prevent overdraft fees.
(3) Better Money Habits® is free financial education with resources, guidance, and tools on ways to save, plan and manage money.
(4) Balance Assist™ is a low-cost solution for clients to manage their short-term liquidity needs.

representing a wide range of perspectives, and our Board's oversight and leadership of our efforts, demonstrate our commitment to understanding and improving our company's impacts on all stakeholders, including communities and stakeholders of color. Our Board believes that Responsible Growth is the right path to making meaningful progress for our customers, communities, and teammates, and is best achieved through ongoing engagement and collaboration with experts on equality, diversity and inclusion, and economic opportunity. These ongoing engagements help drive progress and hold us accountable for our actions.

As a result, our Board believes our independent Responsible Growth Assessment, together with our numerous, evolving initiatives to advance economic opportunity for our customers, communities, and teammates; our ongoing engagement with outside experts and stakeholders to review, assess, and enhance our business; and the specific actions and demonstrable progress we have made with respect to those commitments renders the proposal's requested audit unnecessary.

Accordingly, our Board recommends a vote "AGAINST" this proposal (Proposal 11).

Shareholder proposals for our 2024 annual meeting

Shareholder proposals submitted for inclusion in the proxy statement for our 2024 annual meeting must comply with applicable requirements and conditions established by the SEC, including Rule 14a-8 of the Exchange Act, and must be received by our Corporate Secretary no later than the close of business on November 8, 2023.

Pursuant to our proxy access Bylaw provision, one, or a group of up to 20 shareholders who, in aggregate, own continuously for at least three years, shares of our company representing an aggregate of at least 3% of the voting power entitled to vote in the election of directors, may nominate and include in our proxy materials director nominees constituting up to 20% of our Board, provided that the shareholder(s) and the nominee(s) satisfy the requirements in our Bylaws. Notice of proxy access director nominees must be received by our Corporate Secretary at the address below no earlier than October 9, 2023 and no later than the close of business on November 8, 2023, assuming we do not change the date of our 2024 annual meeting by more than 30 days before or 70 days after the anniversary date of our 2023 annual meeting.

If you would like to submit a matter for consideration at our 2024 annual meeting (including any shareholder proposal not submitted under Rule 14a-8 or any director nomination) that will not be included in the proxy statement for that annual meeting, it must be received by our Corporate Secretary no earlier than the close of business on December 27, 2023 and no later than the close of business on February 10, 2024, assuming we do not change the date of our 2024 annual meeting by more than 30 days before or 70 days after the anniversary date of our 2023 annual meeting. Any matter must comply with our Bylaws, which includes information required under Rule 14a-19.

All shareholder proposals must be received by our Corporate Secretary at Bank of America Corporation, Bank of America Corporate Center, 100 North Tryon Street, NC1-007-56-06, Charlotte, North Carolina 28255 by the applicable dates specified above.

We encourage shareholders that are contemplating submitting a proposal for inclusion in our proxy statement to contact us beforehand at the address above to allow for a constructive discussion of their concerns and for additional information about our practices or policies.

Voting and other information

Who may vote at the annual meeting?

You are entitled to vote at our annual meeting if, as of the close of business on March 1, 2023, you were a shareholder of record of the company's common stock, Series B Preferred Stock, and Series 1, 2, 4, and 5 Preferred Stock (Series 1–5 Preferred Stock). As of March 1, 2023, the following shares were outstanding and entitled to vote:

Shares	Number of shares outstanding and entitled to vote
Common Stock	7,999,284,317
Series B Preferred Stock	7,076
Series 1 Preferred Stock	3,186
Series 2 Preferred Stock	9,967
Series 4 Preferred Stock	7,010
Series 5 Preferred Stock	13,331

Each share of our common stock and Series B Preferred Stock is entitled to one vote. Although each share of the Series 1–5 Preferred Stock is entitled to 150 votes, we do not have "dual-class" voting as all shareholders vote together without regard to class, except as otherwise required by law. Holders of the Series 1–5 Preferred Stock hold their shares through depositary receipts that each represent 1/1200th of a share of Series 1–5 Preferred Stock (or a vote representing 0.125 shares of our common stock). Therefore, the aggregate vote represented by the Series 1–5 Preferred Stock is *de minimis*. As of the record date, the Series 1–5 Preferred Stock represent 5,024,100 votes, or approximately 0.063% of the total eligible votes at the 2023 annual meeting of shareholders. We issued the Series 1–5 Preferred Stock as part of our merger with Merrill Lynch & Co., Inc., that became effective January 1, 2009, as required under Delaware law to holders of respective outstanding shares of Merrill Lynch series 1–5 preferred stock. Since the issuance of the Series 1–5 Preferred Stock in 2009, our company has not issued any additional shares of Series 1–5 Preferred Stock, does not have any current plans to issue any additional shares of Series 1–5 Preferred Stock, and redeemed the Series 3 Preferred Stock in 2018.

In accordance with Delaware law, for the 10 days prior to our annual meeting, a list of registered holders entitled to vote at our annual meeting will be available for inspection in the Office of the Corporate Secretary, Bank of America Corporation, Bank of America Corporate Center, 100 North Tryon Street, NC1-007-56-06, Charlotte, North Carolina 28255.

When and how do I vote my shares?

You may vote prior to our annual meeting by submitting your proxy by internet, phone, or mail:

 **Internet**   Go to *www.proxyvote.com* and follow the online instructions. You will need information from your Notice of Internet Availability or proxy card, as applicable, to submit your proxy

 **Phone**   Call the phone number located on the top of your proxy card or voting instruction form (VIF) and follow the voice prompts. You will need information from your proxy card to submit your proxy

 **Mail**   Mark your vote on your proxy card or VIF, sign your name exactly as it appears on your proxy card, date your proxy card or VIF, and return it in the envelope provided

You may also vote during our annual meeting by logging into the virtual annual meeting website and vote by following the instructions provided on the website. All shares represented by valid proxies that we receive through this solicitation, and that are not revoked, will be voted according to your voting instructions.

- **Registered shareholders.** If you are a registered shareholder and hold our stock directly (not through a bank, broker, or another nominee), your proxy must be received before the polls close at our annual meeting to be counted. If you properly submit a proxy without giving specific voting instructions, your shares will be voted in accordance with our Board's recommendations. If other matters properly come before our annual meeting, the proxies will vote on these matters as they determine appropriate. You may revoke your proxy and change your vote at any time before the voting polls close at our annual meeting by submitting a properly executed proxy of a later date, by sending a written notice of revocation of your previously executed proxy to our Corporate Secretary, or by voting at our virtual annual meeting (however, attending the meeting virtually, without voting, will not revoke a proxy). In addition, if you are a registered shareholder, you may vote by internet or phone no later than 11:59 p.m. Eastern time on April 24, 2023.

- **Beneficial shareholders**. If you are a beneficial shareholder and hold our stock in the name of a bank, broker, or other nominee (commonly referred to as holding shares in "street name"), voting by telephone and internet ends at 11:59 p.m. Eastern time on April 24, 2023. In addition, if you are a beneficial shareholder, and receive a VIF from your bank, broker or other nominee, you may vote by following the instructions provided by your bank, broker or other nominee. Brokers, banks and other nominees are not permitted to vote on certain proposals and may elect not to vote on any of the proposals unless you provide voting instructions. Therefore, as a beneficial shareholder, if you do not provide voting instructions to your bank, broker, or other nominee, your shares may not be voted at the meeting or may be voted on only a proposal for which discretionary voting is allowed (resulting in "broker non-votes" with respect to the other proposals). You may revoke any voting instructions you provided by following the specific directions from your bank, broker, or other nominee to change or revoke any voting instructions you have already provided. Alternatively, you may also attend the virtual annual meeting and vote online during the meeting, which will replace any previous votes (however, attending the meeting virtually, without voting, will not revoke a proxy). If you have questions about voting your shares, please contact your bank, broker, or other nominee directly.

- **Employee shareholders.** If you participate in The Bank of America 401(k) Plan or The Bank of America Transferred Savings Account Plan (collectively, the Plan), and your Plan account has investments in shares of our common stock, you must provide voting instructions to the Plan Trustee by internet, telephone, or proxy card for the shares to be voted according to your instructions. The shares cannot be voted unless you provide voting instructions to the Trustee. Your voting instructions to the Trustee will be held in strict confidence. The deadline to provide voting instructions for shares held in the Plan is April 24, 2023, at 8:00 a.m., Eastern time. If you are an employee and you hold shares in multiple accounts, you may receive one proxy card covering all the shares in your accounts. If you receive one proxy card covering all the shares in your accounts, you must provide voting instructions by April 24, 2023, at 8:00 a.m., Eastern time to vote all the shares. After the applicable deadline, you will not be able to submit voting instructions or change prior voting instructions for any shares.

Is it important for me to vote my shares?

Your vote is important—we want to hear from you and all of our other shareholders. To express our appreciation for your participation, Bank of America will make a $1 charitable donation on behalf of every shareholder account that votes. "Householded" accounts for beneficial owners will be administered as a single account. For more information on "householding," see "Eliminating duplicative proxy materials through 'householding'" on the next page.

What are the requirements for Bank of America to hold the annual meeting?

In order to hold our annual meeting, a quorum representing holders of a majority of the voting power of our common stock, the Series B Preferred Stock, and the Series 1–5 Preferred Stock must be present or represented by proxy at the meeting. We intend to include as present: shares present but not voting; shares for which we have received proxies but for which holders have abstained from voting; and shares represented by proxies returned by a bank, broker, or other nominee holding the shares.

What are the votes required to elect each director nominee and approve the other proposals?

Proposals for your vote	Votes required	Effect of abstentions	Effect of broker non-votes
Proposal 1: Electing directors	Majority of votes cast	No effect	No effect
Proposal 2: Approving our executive compensation (an advisory, non-binding "Say on Pay" resolution)	Majority of votes cast	No effect	No effect
Proposal 3: A proposal on the frequency of future "Say on pay" resolutions (an advisory, non-binding "say on frequency" resolution)	Majority of votes cast	No effect	No effect
Proposal 4: A proposal ratifying the appointment of our independent registered public accounting firm for 2023	Majority of votes cast	No effect	No effect
Proposal 5: A proposal to amend and restate the Bank of America Corporation Equity Plan	Majority of votes cast	No effect	No effect
Proposals 6—11: Shareholder proposals	Majority of votes cast	No effect	No effect

- **Proposal 1: Electing directors.** Our Bylaws provide that a nominee for director in an uncontested election will be elected to our Board if the votes cast for the nominee's election exceed the votes cast against his or her election. Abstentions from voting and broker non-votes are not treated as votes cast and are not counted for purposes of determining the election of directors. If a nominee does not receive the required votes for election at our annual meeting, our Board, with the assistance of our Corporate Governance, ESG, and Sustainability Committee, will consider whether to accept the director's offer of resignation, which is required to be tendered under our Corporate Governance Guidelines. Our Board will publicly disclose its decision regarding the resignation and the basis for its decision within 90 days after election results are certified.

- **Other proposals.** Approval of Proposals 2 and 4 through 11 requires the votes cast in favor of each such proposal to exceed the votes cast against the proposal. For Proposal 3, there are four choices for shareholders: each year; every two years; every three years; and abstain. The choice that receives the majority of votes cast will be considered approved. As an advisory vote, our Board will consider the frequency that receives the most votes in determining whether to have an advisory "Say on Pay" vote each year, every two years, or every three years. Abstentions from voting and broker non-votes are not treated as votes cast and are not counted in determining the outcome of any of these proposals.

What other information do I need to know?

Cost of proxy solicitation. We will pay the cost of soliciting proxies. In addition to soliciting proxies by mail or electronic delivery, we also may use our directors or employees to solicit proxies either personally or by telephone, facsimile, mail, email, or other means. None of these directors or employees will receive any additional or special compensation for soliciting proxies. In addition, we have engaged Georgeson LLC and Morrow Sodali LLC to assist us in soliciting proxies from banks, brokers, and other nominees at an estimated cost of $19,500 and $22,500, respectively, plus expenses. We also will reimburse banks, brokers, and other nominees for their expenses in sending proxy materials to their customers who are beneficial owners of our stock.

Eliminating duplicative proxy materials through "householding." We deliver a single proxy statement and annual report with separate proxy cards or separate Notices of Internet Availability to multiple registered holders who share an address, unless we receive other instructions. If (i) you and another registered holder share an address and each receive paper copies of our proxy materials and wish to receive only one paper copy, or (ii) you share an address with another registered holder, received a single set of our proxy materials, and would like to receive separate copies, you may request a change in delivery preferences by contacting our transfer agent, Computershare Trust Company, N.A. , P.O. Box 43078, Providence, RI 02940; toll free: 800-642-9855; or at *www.computershare.com/bac.*

If you are a beneficial owner and receive multiple copies of our proxy materials and you would like to receive only one copy, or if you and another shareholder receive only one copy and would like to receive multiple copies, contact your bank, broker, or other nominee.

Attending our annual meeting

Why is this year's annual meeting being held in a virtual-only format?

For the convenience of our shareholders and employees, our Board has determined to hold our annual meeting solely by means of remote communication via audio webcast. This is often referred to as a "virtual annual meeting." The virtual shareholder meeting webcast, hosted by Broadridge, allows all shareholders to join the meeting, regardless of location. We aim to provide shareholders the same rights and comparable opportunities for participation that have been historically provided at our in-person annual meetings. As with an in-person meeting, you will be able to vote and ask questions during the meeting.

How can I participate in the annual meeting?

This year's annual meeting will be conducted via audio live webcast. All holders of our common stock, Series B Preferred Stock, and Series 1–5 Preferred Stock as of the record date (March 1, 2023) are invited to attend our annual meeting.

Join the annual meeting by accessing the meeting website at *www.virtualshareholdermeeting.com/BAC2023.* You must enter the 16-digit control number found in the email or on the Notice of Internet Availability of Proxy Materials previously provided to notify you of the availability of our proxy materials, or on your proxy card or voting instruction form provided with our proxy materials. If the Notice of Internet Availability of Proxy Materials or voting instruction form that you received does not indicate that you may vote your shares through the *http://www.proxyvote.com* website, you should contact your bank, broker or other nominee (preferably at least 5 days before the meeting) and obtain a "legal proxy" (which will contain a 16-digit control number that will allow you to attend, participate in or vote at the meeting).

The annual meeting is scheduled to begin at 10:00 a.m., Eastern time, on April 25, 2023. Online access will begin at 9:45 a.m., Eastern time; we encourage you to access the meeting webcast prior to the start time. If you encounter difficulties joining the annual meeting webcast during check-in at the meeting time, please check your internet connectivity and contact our voting intermediary, Broadridge, at 844-983-0876 or 303-562-9303. Rules of conduct for the annual meeting will be available once you access the meeting webcast and will also be available on our annual meeting website at *https://investor.bankofamerica.com/events-and-presentations/annual-shareholder-meeting.* A replay of the meeting will be posted on our Investor Relations website at *http://investor.bankofamerica.com/* following the meeting.

If you need special assistance participating in the meeting because of a disability, please send your request in writing to our Corporate Secretary at Bank of America Corporation, Bank of America Corporate Center, 100 North Tryon Street, NC1-007-56-06, Charlotte, North Carolina 28255, by April 3, 2023, so your request may receive appropriate attention.

How can I ask questions?

You can submit questions in writing to the virtual meeting website during the annual meeting. You must first join the meeting with your control number as described above in "How can I participate in the annual meeting?", click on the "Q&A" tab, type the question into the "Submit a question" field, and click "Submit."

We intend to answer questions pertinent to company matters as time allows during the meeting. Questions that are substantially similar may be grouped and answered once to avoid repetition. Shareholder questions related to personal or customer related matters, that are not pertinent to annual meeting matters, or that contain derogatory references to individuals, use offensive language, or are otherwise out of order or not suitable for the conduct of the annual meeting will not be addressed during the meeting. Questions related to customer service will be referred to a customer service representative for a response. We encourage our clients to call 800-432-1000 for direct, personalized assistance or go to *https://www.bankofamerica.com/customer-service/contact-us/* for additional ways to contact us.

Will I be able to vote my shares during the annual meeting?

You will be able to vote your shares electronically during the annual meeting, except that if you hold shares through The Bank of America 401(k) Plan or The Bank of America Transferred Savings Account Plan, voting instructions for those shares must be submitted by April 24, 2023, at 8:00 a.m., Eastern time. Please see "What are the votes required to elect each director nominee and approve the other proposals?" for additional information on voting. As always, we encourage you to vote your shares prior to the annual meeting.

Appendix A: Reconciliation of GAAP and non-GAAP financial measures

Our company reports its financial results in accordance with accounting principles generally accepted in the United States of America (GAAP). However, we believe that certain non-GAAP financial measures provide additional clarity in understanding our results of operations and trends as follows:

- Total revenue of the corporation on a fully-taxable equivalent basis allows for comparison of amounts from both taxable and tax-exempt sources and is consistent with industry practices.

- Pretax, pre-provision income enables an assessment of the Company's ability to generate earnings to cover credit losses through a credit cycle and provides an additional basis for comparing the Company's results of operations between periods by isolating the impact of provision for credit losses, which can vary significantly between periods.

- Certain results excluding debit valuation adjustment (DVA) losses provide additional information to assess the underlying operational performance and trends of our businesses and to allow better comparison of period-to-period operating performance.

- Certain ratios that utilize tangible equity present measures of those assets that can generate income. Return on average tangible common shareholders' equity measures our net income applicable to common shareholders as a percentage of adjusted average common shareholders' equity. Tangible book value per common share represents ending tangible common shareholders' equity divided by ending common shares outstanding.

Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, our company's reported results prepared in accordance with GAAP.

For additional information about non-GAAP financial measures, see Supplemental Financial Data in Management's Discussion and Analysis of the Financial Condition and Results of Operations on page 32 of our 2022 Annual Report on Form 10-K filed with the SEC on February 22, 2023.

Below is a reconciliation of GAAP and non-GAAP financial measures found on pages 56, 57, and 58.

	December 31	
	2022 ($ in millions)	2021 ($ in millions)
Net income applicable to common shareholders	$26,015	$30,557

	December 31	
	2022 ($ in millions)	2021 ($ in millions)
Consolidated pretax income	$30,969	$33,976
Consolidated provision for credit losses	2,543	(4,594)
Consolidated pretax, pre-provision income	$33,512	$29,382

	December 31	
	2022 ($ in millions)	2021 ($ in millions)
Global Banking pretax income	$10,622	$13,444
Global Banking provision for credit losses	641	(3,201)
Global Banking pretax, pre-provision income	$11,263	$10,243

	December 31	
	2022 ($ in millions)	2021 ($ in millions)
Reconciliation of average shareholders' equity to average tangible common shareholders' equity		
Shareholders' equity	$270,299	$273,757
Goodwill	(69,022)	(69,005)
Intangible assets (excluding mortgage servicing rights)	(2,117)	(2,177)
Related deferred tax liabilities	922	916
Tangible shareholders' equity	200,082	203,491
Preferred stock	(28,318)	(23,970)
Tangible common shareholders' equity	$171,764	$179,521

	December 31	
	2022	**2021**
Ending common shares (in thousands)	7,996,778	8,077,831
Book value per share	$ 30.61	$ 30.37
Tangible book value per share	21.83	21.68

	December 31	
	2022 **($ in millions)**	**2021** **($ in millions)**
Sales and trading revenue	$16,489	$15,189
Net DVA losses	(20)	54
Sales and trading revenue, excluding net DVA	$16,469	$15,243

Appendix B: Amended and Restated Bank of America Corporation Equity Plan

Bank of America Corporation
Equity Plan

Original Effective Date: January 1, 2003
Amended and Restated Effective Date: April 25, 2023

Contents

Article 1.	Establishment, Duration and Purpose	B-2
Article 2.	Definitions	B-2
Article 3.	Administration	B-5
Article 4.	Shares Subject to the Plan	B-5
Article 5.	Eligibility and Participation	B-6
Article 6.	Stock Options	B-7
Article 7.	Stock Appreciation Rights	B-8
Article 8.	Restricted Stock and Restricted Stock Units	B-9
Article 9.	Performance Measures	B-9
Article 10.	Beneficiary Designation	B-10
Article 11.	Deferrals	B-11
Article 12.	Rights of Employees	B-11
Article 13.	Change in Control	B-11
Article 14.	Amendment, Modification, and Termination	B-12
Article 15.	Withholding	B-12
Article 16.	Indemnification	B-13
Article 17.	Successors	B-13
Article 18.	Legal Construction	B-13
Article 19.	Non-Employee Directors	B-13

**Bank of America Corporation
Equity Plan**

Article 1. Establishment, Duration and Purpose

1.1 Establishment and Duration of the Plan. The Company established this Plan, originally known as the "Bank of America Corporation Key Associate Stock Plan," effective as of January 1, 2003, and the Plan as originally established was approved by the Company's stockholders. The Plan, subsequently known as the "Bank of America Key Employee Equity Plan" and now known as the "Bank of America Corporation Equity Plan" was subsequently amended or amended and restated on several occasions, most recently with an amendment approved by the Company's stockholders at the annual meeting of stockholders on April 20, 2021. The Plan is hereby being further amended and restated, subject to and effective upon the approval of the Company's stockholders at the annual meeting of stockholders on April 25, 2023. The purposes of amending and restating the Plan are to (a) authorize additional Shares for Awards under the Plan, (b) extend the Plan's term, (c) require that dividends or dividend equivalents credited with respect to Awards of Restricted Stock or Restricted Stock Units may not become payable unless and until vesting conditions for the Award are satisfied, and (d) allow Shares withheld by the Company to satisfy tax withholding requirements with respect to taxable events arising as a result of the Plan with respect to Awards of Restricted Stock or Restricted Stock Units to again be available under the number of shares available for future grant under the Plan. The Plan shall remain in effect until the earliest of (i) the date that no additional Shares are available for issuance under the Plan, (ii) the date that the Plan has been terminated in accordance with Article 14 or (iii) the close of business on April 24, 2033.

1.2 Purpose of the Plan. The Company believes that the compensation of its Employees should be linked to the Company's business performance in order to enhance the long-term success and value of the Company. The Plan serves this compensation philosophy by providing a source of equity-based Awards for Employees that are intended to further motivate Employees to increase the value of the Company's common stock, thereby aligning the interests of the Employees with those of the Company's stockholders while maintaining an appropriate balance between risk and reward. The Plan also provides the Company with a means to attract, recruit and retain Employees who will create sustainable results consistent with the Company's risk management policies and strategic plan for the long-term benefit of the Company's stockholders. The Plan also enables the Company to attract and retain persons of exceptional ability to serve as Non-Employee Directors and to further align the interests of Non-Employee Directors and stockholders in enhancing the value of the Company's Shares.

Article 2. Definitions

Whenever used in the Plan, the following terms shall have the meanings set forth below and, when the meaning is intended, the initial letter of the word is capitalized:

"Award" means, individually or collectively, a grant under this Plan of Nonqualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock or Restricted Stock Units.

"Award Agreement" means an agreement between the Company and each Participant setting forth the terms and provisions applicable to Awards granted under this Plan.

"Beneficial Owner" or **"Beneficial Ownership"** shall have the meaning ascribed to such term in Rule 13d-3 of the General Rules and Regulations under the Exchange Act.

"Board" or **"Board of Directors"** means the Board of Directors of the Company.

"Change in Control" of the Company means, and shall be deemed to have occurred upon, any of the following events:

(a) The acquisition by any Person of Beneficial Ownership of twenty-five percent (25%) or more of either:

(i) The then-outstanding Shares (the "Outstanding Shares"); or

(ii) The combined voting power of the then-outstanding voting securities of the Company entitled to vote generally in the election of Directors (the "Outstanding Voting Securities");

provided, however, that the following acquisitions shall not constitute a Change in Control for purposes of this subparagraph (a): (A) any acquisition directly from the Company, (B) any acquisition by the Company or any of its Subsidiaries, (C) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any of its Subsidiaries, or (D) any acquisition by any corporation pursuant to a transaction which complies with clauses (i), (ii) and (iii) of subparagraph (c) below; or

(b) Individuals who, as of the Effective Date, constitute the Board of Directors (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board of Directors; provided, however, that any individual who becomes a Director subsequent to the Effective Date and whose election, or whose nomination for election by the Company's stockholders, to the Board of Directors was either (i) approved by a vote of at least a majority of the Directors then comprising the Incumbent Board or (ii) recommended by a corporate governance committee comprised entirely of Directors who are then Incumbent Board members shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest, other actual or threatened solicitation of proxies or consents or an actual or threatened tender offer; or

(c) Consummation of a reorganization, merger, or consolidation or sale or other disposition of all or substantially all of the assets of the Company (a "Business Combination"), in each case, unless following such Business Combination, (i) all or substantially all of the Persons who were the Beneficial Owners, respectively, of the Outstanding Shares and Outstanding Voting Securities immediately prior to such Business Combination own, directly or indirectly, more than fifty percent (50%) of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from the Business Combination (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination, of the Outstanding Shares and Outstanding Voting Securities, as the case may be (provided, however, that for purposes of this clause (i), any shares of common stock or voting securities of such resulting corporation received by such Beneficial Owners in such Business Combination other than as the result of such Beneficial Owners' ownership of Outstanding Shares or Outstanding Voting Securities immediately prior to such Business Combination shall not be considered to be owned by such Beneficial Owners for the purposes of calculating their percentage of ownership of the outstanding common stock and voting power of the resulting corporation), (ii) no Person (excluding any corporation resulting from such Business Combination or any employee benefit plan (or related trust) of the Company or such corporation resulting from the Business Combination) beneficially owns, directly or indirectly, twenty-five percent (25%) or more of, respectively, the then outstanding shares of common stock of the corporation resulting from the Business Combination or the combined voting power of the then outstanding voting securities of such corporation unless such Person owned twenty-five percent (25%) or more of the Outstanding Shares or Outstanding Voting Securities immediately prior to the Business Combination and (iii) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or the action of the Board, providing for such Business Combination; or

(d) Approval by the Company's stockholders of a complete liquidation or dissolution of the Company.

Notwithstanding the foregoing, if it is determined that an Award hereunder is subject to the requirements of Section 409A of the Code and the Change in Control is a "payment event" under Section 409A of the Code for such Award, then for such purpose the Company will not be deemed to have undergone a Change in Control unless the Company is deemed to have undergone a "change in control event" pursuant to the definition of such term in Section 409A of the Code.

"Code" means the Internal Revenue Code of 1986, as amended from time to time. References to the Code shall include the valid and binding governmental regulations, court decisions and other regulatory and judicial authority issued or rendered thereunder.

"Committee" means the Compensation and Human Capital Committee of the Board of Directors; provided, however, that with respect to Awards to any Employees who are Insiders, Committee means all of the members of the Compensation and Human Capital Committee who are "non-employee directors" within the meaning of Rule 16b-3 adopted under the Exchange Act. Committee may also mean any individual or committee of individuals (who need not be Directors) that the Compensation and Human Capital Committee may appoint from time to time to administer the Plan with respect to Awards to Employees who are not Insiders, in accordance with and subject to the requirements of Section 3.2.

"Company" means Bank of America Corporation, a Delaware corporation, and any successor as provided in Article 17 herein.

"Director" means any individual who is a member of the Board of Directors of the Company.

"Disability" with respect to a Participant, means "disability" as defined from time to time under any long-term disability plan of the Company or Subsidiary with which the Participant is employed. Notwithstanding the foregoing, for any Awards that constitute nonqualified deferred compensation within the meaning of Section 409A(d) of the Code and provide for an accelerated payment in connection with any Disability, Disability shall have the same meaning as set forth in any regulations, revenue procedure, revenue rulings or other pronouncements issued by the Secretary of the United States Treasury pursuant to Section 409A of the Code, applicable to such arrangements.

"Effective Date" means April 25, 2023.

"Employee" means an employee of the Company or any Subsidiary, including an officer of the Company or a Subsidiary, who, by virtue of such employee's position, ability, qualifications and performance, has made, or is expected to make, important contributions to the Company or its Subsidiaries, all as determined by the Committee in its discretion.

"Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, or any successor act thereto.

"Fair Market Value" of a Share on any date means the closing price of a Share as reflected in the report of composite trading of New York Stock Exchange listed securities for that day (or, if no Shares were publicly traded on that day, the immediately preceding trading day that Shares were so traded) as published in The Wall Street Journal Eastern Edition or in any other publication selected by the Committee; provided, however, that if the Shares are misquoted or omitted by the selected publication(s), the Committee shall directly solicit the information from officials of the stock exchanges or from other informed independent market sources.

"Incentive Stock Option" or **"ISO"** means an option to purchase Shares granted to an Employee under Article 6 herein, and designated as an Incentive Stock Option which is intended to meet the requirements of Section 422 of the Code.

"Insider" shall mean an individual who is, on the relevant date, an officer, director or ten percent (10%) beneficial owner of any class of the Company's equity securities that is registered pursuant to Section 12 of the Exchange Act, all as defined under Section 16 of the Exchange Act and the rules thereunder.

"Non-Employee Director" means an individual who is a member of the Board, but who is not an employee of the Company or any of its Subsidiaries.

"Nonqualified Stock Option" or **"NQSO"** means an option to purchase Shares granted to an Employee under Article 6 herein, and which is not intended to meet the requirements of Code Section 422.

"Option" means an Incentive Stock Option or a Nonqualified Stock Option.

"Option Price" means the price at which a Share may be purchased by a Participant pursuant to an Option.

"Participant" means an Employee, a former Employee or any permitted transferee under the Plan of an Employee or former Employee who has outstanding an Award granted under the Plan.

"Performance Award" means an Award of Shares of Restricted Stock or Restricted Stock Units made subject to the attainment of performance goals over a performance period established by the Committee as described in Article 9.

"Period of Restriction" means the period during which the transfer of Shares of Restricted Stock or an Award of Restricted Stock Units is limited in some way or during which such Award is subject to a risk of forfeiture (based on the passage of time, the achievement of performance goals, or upon the occurrence of other events as determined by the Committee, at its discretion), as provided in Article 8 herein and subject to Section 3.4.

"Person" shall have the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) thereof, including a "group" within the meaning of Section 13(d).

"Plan" means the incentive compensation plan set forth herein known as the "Bank of America Corporation Equity Plan," as the same may be amended from time to time. Previously, the Plan was known as the "Bank of America Corporation Key Associate Stock Plan."

"Restricted Stock" means an Award of Shares, subject to a Period of Restriction (except as set forth in Section 3.4), that is granted to an Employee under Article 8 herein or a Non-Employee Director under Article 19 herein.

"Restricted Stock Unit" means an Award, subject to a Period of Restriction (except as set forth in Section 3.4), that is granted to an Employee under Article 8 herein and is settled either (a) by the delivery of one (1) Share for each Restricted Stock Unit or (b) in cash in an amount equal to the Fair Market Value of one (1) Share for each Restricted Stock Unit, all as specified in the applicable Award Agreement. The Award of a Restricted Stock Unit represents the mere promise of the Company to deliver a Share or the appropriate amount of cash, as applicable, at the end of the Period of Restriction (or such later date as provided by the Award Agreement) in accordance with and subject to the terms and conditions of the applicable Award Agreement, and is not intended to constitute a transfer of "property" within the meaning of Section 83 of the Code.

"Shares" means the shares of common stock of the Company.

"Stock Appreciation Right" or "**SAR**" means an Award designated as an SAR that is granted to an Employee under Article 7 herein.

"**Subsidiary**" means any corporation, partnership, joint venture, affiliate, or other entity in which the Company owns more than fifty percent (50%) of the voting stock or voting ownership interest, as applicable, or any other business entity designated by the Committee as a Subsidiary for purposes of the Plan.

Article 3. Administration

3.1 Authority of the Committee. The Plan shall be administered by the Committee. Except as limited by law, or by the Certificate of Incorporation or Bylaws of the Company, and subject to the provisions herein, the Committee shall have full power to select Employees who may receive an Award under the Plan; determine the sizes and types of Awards; determine the terms and conditions of Awards in a manner consistent with the Plan; construe and interpret the Plan and any agreement or instrument entered into under the Plan; establish, amend, or waive rules and regulations for the Plan's administration; and (subject to the provisions of Article 14 herein), amend the terms and conditions of any outstanding Award to the extent such terms and conditions are within the discretion of the Committee as provided in the Plan. Further, the Committee shall make all other determinations which may be necessary or advisable for the administration of the Plan.

3.2 Delegation. To the extent permitted by applicable law, the Committee may delegate its authority as identified herein to any individual or committee of individuals (who need not be Directors), including without limitation the authority to make Awards to Employees who are not Insiders. To the extent that the Committee delegates its authority to make Awards as provided by this Section 3.2, all references in the Plan to the Committee's authority to make Awards and determinations with respect thereto shall be deemed to include the Committee's delegate. Any such delegate shall serve at the pleasure of, and may be removed at any time by, the Committee.

3.3 Decisions Binding. All determinations and decisions made by the Committee pursuant to the provisions of the Plan and all related orders and resolutions of the Board shall be final, conclusive and binding on all persons, including the Company, its stockholders, employees, Participants, and their estates and beneficiaries.

3.4 Limitation on Vesting for Awards. Notwithstanding any other provision of the Plan to the contrary including but not limited to this Section 3.4, stock-settled Awards granted under the Plan shall not vest more quickly than ratably annually as of each anniversary over the three (3) year period beginning on the Award grant date, excluding, for this purpose, any (i) Awards granted through the assumption of, or in substitution for, outstanding awards previously granted to individuals who become Employees as a result of a merger, consolidation, acquisition or other corporate transaction involving the Company or any Subsidiary, (ii) Shares delivered in lieu of fully vested cash incentive compensation under any applicable plan or program of the Company, (iii) Awards to Non-Employee Directors that vest on the earlier of the one year anniversary of the date of grant or the next annual meeting of stockholders (provided that such vesting period under this clause (iii) may not be less than 50 weeks after grant), and (iv) Awards that become vested based on the achievement of performance goals over a period of at least one year; provided, that, the Board may grant stock-settled Awards without regard to the foregoing minimum vesting requirement with respect to a maximum of five percent (5%) of the available share reserve authorized for issuance under the Plan pursuant to Section 4.1 (subject to adjustment under Section 4.6); and, provided further, for the avoidance of doubt, that the foregoing restriction does not apply to the Committee's discretion to provide for accelerated exercisability or vesting of any Award, including in cases of retirement, workforce reduction, death, disability or a Change in Control, in the terms of the Award or otherwise.

Article 4. Shares Subject to the Plan

4.1 Number of Shares Available for Grants. Subject to the provisions of this Article 4, the aggregate number of Shares available for grants of Awards under the Plan from and after January 1, 2015 shall not exceed the sum of (A) four hundred fifty million (450,000,000) Shares plus (B) any Shares that were subject to an award as of December 31, 2014 under this Plan, if such award is cancelled, terminates, expires, lapses or is settled in cash for any reason from and after January 1, 2015 plus (C) effective upon April 24, 2019, one hundred fifty million (150,000,000) Shares plus (D) effective upon April 20, 2021, one hundred fifteen million (115,000,000) Shares, plus (E) effective as of the date of stockholder approval during the 2023 annual meeting of the stockholders of the Company seventy-five million (75,000,000) Shares.

4.2 Lapsed Awards. If any Award is canceled, terminates, expires, or lapses for any reason, any Shares subject to such Award shall not count against the aggregate number of Shares available for grants under the Plan set forth in Section 4.1 above.

4.3 Stock Options and SARs: No Net Counting of Options or SARs; **Counting of Shares Used to Pay Option Price and Withholding Taxes.** The full number of Shares with respect to which an Option or SAR is granted shall count against the aggregate number of Shares available for grant under the Plan. Accordingly, if in accordance with the terms of the Plan, a Participant pays the Option Price for an Option by either tendering previously owned Shares or having the Company withhold Shares, then such Shares surrendered to pay the Option Price shall continue to count against the aggregate number of Shares available for grant under the Plan set forth in Section 4.1 above. In addition, if in accordance with the terms of the Plan, a Participant satisfies any tax withholding requirement with respect to any taxable event arising as a result of this Plan with respect to an Award of Stock Options or SARs by either tendering previously owned Shares or having the Company withhold Shares, then such Shares surrendered to satisfy such tax withholding requirements shall continue to count against the aggregate number of Shares available for grant under the Plan set forth in Section 4.1 above.

4.4 Restricted Stock and Restricted Stock Units: Withholding Taxes. If in accordance with the terms of the Plan, a Participant satisfies any tax withholding requirement with respect to any taxable event arising as a result of this Plan with respect to an Award of Restricted Stock or Restricted Stock Units by having the Company withhold Shares, then such surrendered Shares shall again be available for the grant of future Awards under the Plan.

4.5 Items Not Included. The following items shall not count against the aggregate number of Shares available for grants under the Plan set forth in Section 4.1 above: (a) the payment in cash of dividends or dividend equivalents under any outstanding Award; (b) any Award that is settled in cash rather than by issuance of Shares; or (c) Awards granted through the assumption of, or in substitution for, outstanding awards previously granted to individuals who become Employees as a result of a merger, consolidation, acquisition or other corporate transaction involving the Company or any Subsidiary.

4.6 Award Limits. Notwithstanding any provision herein to the contrary, the following provisions shall apply (subject to adjustment in accordance with Section 4.7 below):

(a) the maximum number of each type of Award granted to any Participant in any calendar year shall not exceed the following number of Shares: (i) Options and SARs: four million (4,000,000) Shares; and (ii) all Performance Awards (assuming maximum performance achievement): four million (4,000,000) Shares; and

(b) in no event shall there be granted during the term of the Plan Incentive Stock Options covering more than an aggregate of four hundred fifty million (450,000,000) Shares.

4.7 Adjustments in Authorized Shares. In the event of any change in corporate capitalization, such as a stock split, or a corporate transaction, such as any merger, consolidation, separation, including a spin-off, or other distribution of stock or property of the Company (including a special cash dividend), any reorganization (whether or not such reorganization comes within the definition of such term in Code Section 368) or any partial or complete liquidation of the Company, or other transactions with similar impacts, such adjustment shall be made in the number and class of Shares which may be issued under the Plan and in the number and class of and/or price of Shares subject to outstanding Awards granted under the Plan, as may be determined to be appropriate and equitable by the Committee, in its sole discretion, to prevent dilution or enlargement of rights; provided, however, that (a) the number of Shares subject to any Award shall always be a whole number and (b) such adjustment shall be made in a manner consistent with the requirements of Code Section 409A in order for any Options or SARs to remain exempt from the requirements of Code Section 409A.

4.8 Source of Shares. Shares issued under the Plan may be original issue shares, treasury stock or shares purchased in the open market or otherwise, all as determined by the Chief Financial Officer of the Company (or the Chief Financial Officer's designee) from time to time, unless otherwise determined by the Committee.

Article 5. Eligibility and Participation

5.1 Eligibility. Persons eligible to participate in this Plan are all Employees of the Company, as determined by the Committee, including Employees who are Directors.

5.2 Actual Participation. Subject to the provisions of the Plan, the Committee may, from time to time, select from all eligible Employees those to whom Awards shall be granted and shall determine the nature and amount of each Award. The grant of any Award to an eligible Employee is voluntary and occasional and does not create any contractual or other right to receive future Awards or benefits in lieu of Awards, even if such Awards have been granted in the past.

5.3 Non-U.S. Employees. Notwithstanding any provision of the Plan to the contrary, in order to foster and promote achievement of the purposes of the Plan or to comply with provisions of laws in other countries in which the Company operates or has employees, the Committee, in its sole discretion, shall have the power and authority to (a) determine which Employees (if any) employed outside the United States are eligible to participate in the Plan, (b) modify the terms and conditions of any Awards made to such Employees and (c) establish subplans and modified Option exercise and other terms and procedures to the extent such actions may be necessary or advisable.

5.4 Non-Employee Directors. Non-Employee Directors may also participate in this Plan subject to the provisions set forth in Article 19 below.

Article 6. Stock Options

6.1 Grant of Options. Subject to the terms and provisions of the Plan, Options may be granted to Employees in such number, and upon such terms (including any performance conditions under Section 9.1), and at any time and from time to time as shall be determined by the Committee.

6.2 Award Agreement. Each Option grant shall be evidenced by an Award Agreement that shall specify the Option Price, the duration of the Option, the number of Shares to which the Option pertains, and such other provisions as the Committee shall determine. The Award Agreement also shall specify whether the Option is intended to be an ISO within the meaning of Section 422 of the Code, or an NQSO whose grant is intended not to fall under Code Section 422.

6.3 Option Price. The Option Price for each grant of an Option under this Plan shall be at least equal to one hundred percent (100%) of the Fair Market Value of a Share on the date the Option is granted.

6.4 Duration of Options. Each Option shall expire at such time as the Committee shall determine at the time of grant; provided, however, that no Option shall be exercisable later than the tenth (10th) anniversary date of its grant.

6.5 Exercise of Options. Options granted under this Article 6 shall be exercisable at such times and be subject to such restrictions and conditions as the Committee shall in each instance approve and which shall be set forth in the applicable Award Agreement, which need not be the same for each grant or for each Participant.

6.6 Payment. Options shall be exercised by the delivery of a notice of exercise to the Company, setting forth the number of Shares with respect to which the Option is to be exercised, accompanied by full payment for the Shares. To be effective, notice of exercise must be made in accordance with procedures established by the Company from time to time.

The Option Price due upon exercise of any Option shall be payable to the Company in full either: (a) in cash or its equivalent, or (b) by tendering previously acquired Shares having an aggregate Fair Market Value at the time of exercise equal to the total Option Price (provided that the Shares which are tendered must have been held by the Participant for at least six (6) months prior to their tender to satisfy the Option Price unless such Shares had been acquired by the Participant on the open market), or (c) by a combination of (a) and (b).

As soon as practicable after notification of exercise and full payment, the Company shall deliver the Shares to the Participant in an appropriate amount based upon the number of Shares purchased under the Option(s).

Notwithstanding the foregoing, the Committee also may allow (a) cashless exercises as permitted under Federal Reserve Board's Regulation T, subject to applicable securities law restrictions, or (b) exercises by any other means which the Committee determines to be consistent with the Plan's purpose and applicable law.

6.7 Restrictions on Share Transferability. The Committee may impose such restrictions on any Shares acquired pursuant to the exercise of an Option granted under this Article 6 as it may deem advisable, including, without limitation, restrictions under applicable Federal securities laws, under the requirements of any stock exchange or market upon which such Shares are then listed and/or traded, and under any blue sky or state securities laws applicable to such Shares.

6.8 Termination of Employment. Each Participant's Option Award Agreement shall set forth the extent to which the Participant shall have the right to exercise the Option following termination of the Participant's employment with the Company and its Subsidiaries. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into with Participants, need not be uniform among all Options issued pursuant to this Article 6, and may reflect distinctions based on the reasons for termination of employment. In that regard, if an Award Agreement permits exercise of an Option following the death of the Participant, the Award Agreement shall provide that such Option shall be exercisable to the extent provided therein by any person that may be empowered to do so under the Participant's will, or if the Participant shall fail to make a testamentary disposition of the Option or shall have died intestate, by the Participant's executor or other legal representative.

6.9 Nontransferability of Options.

(a) **Incentive Stock Options**. No ISO granted under this Article 6 may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated (including to, for the avoidance of doubt and without limiting the foregoing restrictions, third-party financial institutions), other than by will or by the laws of descent and distribution. Further, all ISOs granted to a Participant under the Plan shall be exercisable during his or her lifetime only by such Participant except to the extent otherwise permitted by applicable law.

(b) **Nonqualified Stock Options**. Except as otherwise provided in a Participant's Award Agreement, no NQSO granted under this Article 6 may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated (including to, for the avoidance of doubt and without limiting the foregoing restrictions, third-party financial institutions), other than by will or by the laws of descent and distribution.

Further, except as otherwise provided in a Participant's Award Agreement, all NQSOs granted to a Participant under this Article 6 shall be exercisable during his or her lifetime only by such Participant. In no event may an NQSO be transferred for consideration.

6.10 No Rights. A Participant granted an Option shall have no rights as a stockholder of the Company with respect to the Shares covered by such Option except to the extent that Shares are issued to the Participant upon the due exercise of the Option.

6.11 No Dividend Equivalents. In no event shall any Award of Options granted under the Plan include any dividend equivalents with respect to such Award.

Article 7. Stock Appreciation Rights

7.1 Grant of SARs. Subject to the terms and conditions of the Plan, SARs may be granted to Employees at any time and from time to time as shall be determined by the Committee. The Committee shall have complete discretion in determining the number of SARs granted to each Participant (subject to Article 4 herein) and, consistent with the provisions of the Plan, in determining the terms and conditions pertaining to such SARs, including whether the SARs shall be subject to any performance conditions under Section 9.1. The grant price of an SAR shall be at least equal to the Fair Market Value of a Share on the date of grant of the SAR.

7.2 Exercise of SARs. SARs may be exercised upon whatever terms and conditions the Committee, in its sole discretion, imposes upon them.

7.3 SAR Agreement. Each SAR grant shall be evidenced by an Award Agreement that shall specify the grant price, the term of the SAR, and such other provisions as the Committee shall determine.

7.4 Term of SARs. The term of an SAR granted under the Plan shall be determined by the Committee, in its sole discretion; provided, however, that such term shall not exceed ten (10) years.

7.5 Payment of SAR Amount. Upon exercise of an SAR, a Participant shall be entitled to receive payment from the Company in an amount determined by multiplying:

(a) The difference between the Fair Market Value of a Share on the date of exercise over the grant price; by

(b) The number of Shares with respect to which the SAR is exercised.

At the discretion of the Committee or as otherwise provided in the applicable Award Agreement, the payment upon SAR exercise shall be in cash, in Shares of equivalent value, or in some combination thereof.

7.6 Other Restrictions. Notwithstanding any other provision of the Plan, the Committee may impose such conditions on exercise of an SAR (including, without limitation, the right of the Committee to limit the time of exercise to specified periods) as may be required to satisfy the requirements of Section 16 (or any successor rule) of the Exchange Act or for any other purpose deemed appropriate by the Committee.

7.7 Termination of Employment. Each SAR Award Agreement shall set forth the extent to which the Participant shall have the right to exercise the SAR following termination of the Participant's employment with the Company and its Subsidiaries. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into with Participants, need not be uniform among all SARs issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination of employment. In that regard, if an Award Agreement permits exercise of an SAR following the death of the Participant, the Award Agreement shall provide that such SAR shall be exercisable to the extent provided therein by any person that may be empowered to do so under the Participant's will, or if the Participant shall fail to make a testamentary disposition of the SAR or shall have died intestate, by the Participant's executor or other legal representative.

7.8 Nontransferability of SARs. Except as otherwise provided in a Participant's Award Agreement, no SAR granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated (including to, for the avoidance of doubt and without limiting the foregoing restrictions, third-party financial institutions), other than by will or by the laws of descent and distribution. Further, except as otherwise provided in a Participant's Award Agreement, all SARs granted to a Participant under the Plan shall be exercisable during his or her lifetime only by such Participant. In no event may an SAR be transferred for consideration.

7.9 No Rights. A Participant granted an SAR shall have no rights as a stockholder of the Company with respect to the Shares covered by such SAR except to the extent that Shares are issued to the Participant upon the due exercise of the SAR.

7.10 No Dividend Equivalents. In no event shall any Award of SARs granted under the Plan include any dividend equivalents with respect to such Award.

Article 8. Restricted Stock and Restricted Stock Units

8.1 Grant of Restricted Stock. Subject to the terms and provisions of the Plan, the Committee, at any time and from time to time, may grant Shares of Restricted Stock or Restricted Stock Units to eligible Employees in such amounts as the Committee shall determine.

8.2 Restricted Stock Agreement. Each grant of Restricted Stock or Restricted Stock Units shall be evidenced by an Award Agreement that shall specify the Period or Periods of Restriction, the number of Shares of Restricted Stock or the number of Restricted Stock Units granted, and such other provisions as the Committee shall determine.

8.3 Transferability. Except as provided in this Article 8, the Shares of Restricted Stock or Restricted Stock Units granted herein may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable Period of Restriction established by the Committee and specified in the Award Agreement, or upon earlier satisfaction of any other conditions, as specified by the Committee in its sole discretion and set forth in the Award Agreement. All rights with respect to the Restricted Stock or Restricted Stock Units granted to a Participant under the Plan shall be available during his or her lifetime only to such Participant.

8.4 Other Restrictions. The Committee shall impose such other conditions and/or restrictions on any Shares of Restricted Stock or Restricted Stock Units granted pursuant to the Plan as it may deem advisable including, without limitation, a requirement that Participants pay a stipulated purchase price for each Share of Restricted Stock or each Restricted Stock Unit, restrictions based upon the achievement of specific performance conditions under Section 9.1, time-based restrictions on vesting following the attainment of the performance goals, and/or restrictions under applicable Federal or state securities laws. An Award of Shares of Restricted Stock or Restricted Stock Units may be intended to be a Performance Award that is subject to the provisions of Section 9.1.

The Company shall retain the Shares of Restricted Stock in the Company's possession until such time as all conditions and/or restrictions applicable to such Shares have been satisfied.

Except as otherwise provided in this Article 8, Shares of Restricted Stock covered by each Restricted Stock grant made under the Plan shall become freely transferable by the Participant after the last day of the Period of Restriction.

8.5 Settlement of Restricted Stock Units. Any Restricted Stock Units that become payable in accordance with the terms and conditions of the applicable Award Agreement shall be settled in cash, Shares, or a combination of cash and Shares as determined by the Committee in its discretion or as otherwise provided for under the Award Agreement.

8.6 Voting Rights. During the Period of Restriction, Participants holding Shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those Shares. There shall be no voting rights with respect to Restricted Stock Units.

8.7 Dividends and Dividend Equivalents. During the Period of Restriction, Participants holding Shares of Restricted Stock granted hereunder may receive regular cash dividends paid with respect to the underlying Shares while the Restricted Stock is held by the Company. The Committee, in its discretion, may also grant dividend equivalents rights with respect to earned but unpaid Restricted Stock Units as evidenced by the applicable Award Agreement. Dividends or dividend equivalents may be accrued as cash or reinvested in additional Shares or other securities of the Company at a price per unit equal to the Fair Market Value of a Share on the date that such dividend was paid to stockholders, as determined in the sole discretion of the Committee. Notwithstanding any provision herein to the contrary, in no event will a dividend or dividend equivalent become payable with respect to an Award that becomes vested (i) based on the satisfaction of performance criteria before the date, and only to the extent, that such performance criteria are satisfied, or (ii) based on continued service with the Company before the applicable vesting date.

8.8 Termination of Employment. Each Restricted Stock or Restricted Stock Unit Award Agreement shall set forth the extent to which the Participant shall have the right to receive unvested Restricted Shares or Restricted Stock Units following termination of the Participant's employment with the Company and its Subsidiaries. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into with Participants, need not be uniform among all Shares of Restricted Stock or Restricted Stock Units issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination of employment.

Article 9. Performance Measures

9.1 Performance Conditions. The right of a Participant to exercise or receive a grant or settlement of any Award, and the timing thereof, may be subject to such performance conditions as may be specified by the Committee. The Committee may use such business criteria and other measures of performance as it may deem appropriate in establishing any such performance conditions.

9.2 Performance Goals Generally. The performance goals for Performance Awards shall consist of one or more business or other criteria and a targeted level or levels of performance with respect to each of such criteria, as specified by the Committee consistent with this Section 9.2. The Committee may determine that such Performance Awards shall be granted, exercised and/or settled upon achievement of any one performance goal or that two or more of the performance goals must be achieved as a condition to grant, exercise, and/or settlement of such Performance Awards. Performance goals may, in the discretion of the Committee, be established on a Company-wide basis, or with respect to one or more business units, divisions, subsidiaries, or business segments, as applicable. Performance goals may be absolute or relative (to the performance of one or more comparable companies or indices). The Committee may determine the extent to which measurement of performance goals may exclude the impact of charges for restructuring, discontinued operations, extraordinary items, debt redemption or retirement, asset write downs, litigation or claim judgments or settlements, acquisitions or divestitures, foreign exchange gains and losses, and other unusual non-recurring items, and the cumulative effects of tax or accounting changes (each as defined by generally accepted accounting principles and as identified in the Company's financial statements or other SEC filings). Performance goals may differ for Performance Awards granted to any one Participant or to different Participants.

9.3 Business Criteria. For purposes of Performance Awards, the Committee may select any business criteria for the Company, on a consolidated basis, and/or specified subsidiaries or business units of the Company, including any of the following:

(i)   cash flow;

(ii)   earnings per share;

(iii)   income or other earnings measures;

(iv)   return on equity, capital, assets, revenue or investments;

(v)   total stockholder return or other stock price performance measures;

(vi)   stockholder value added;

(vii)   revenue;

(viii)   profit margin;

(ix)   efficiency ratios;

(x)   customer satisfaction;

(xi)   productivity;

(xii)   expenses;

(xiii)   balance sheet metrics, including capital ratios, liquidity measures and book value;

(xiv)   credit quality;

(xv)   strategic initiatives; or

(xvi)   implementation, completion or attainment of measurable objectives with respect to recruitment or retention of personnel or employee satisfaction.

The business criteria listed above shall include any derivations of such business criteria (e.g., income shall include pre-tax income, net income, operating income, etc.).

9.4. Written Determinations. All determinations by the Committee as to the establishment of performance goals, the amount of any potential individual Performance Awards and the achievement of performance goals relating to Performance Awards, shall be made in writing. The Committee may delegate any responsibility relating to such Performance Awards.

Article 10. Beneficiary Designation

Except as otherwise provided in an Award Agreement, each Participant under the Plan may, from time to time, name any beneficiary or beneficiaries (who may be named contingently or successively) to whom any benefit under the Plan is to be paid in case of his or her death before he or she receives any or all of such benefit. Each such designation shall revoke all prior designations by the same Participant, shall be in a form and pursuant to such procedures as may be prescribed by the Company, and will be effective only when filed by the Participant in writing with the Company during the Participant's lifetime. In the absence of any such designation, benefits remaining unpaid at the Participant's death shall be paid to the Participant's estate.

Article 11. Deferrals

The Committee may permit a Participant to defer such Participant's receipt of the payment of cash or the delivery of Shares that would otherwise be due to such Participant by virtue of the exercise of an Option or SAR or the lapse or waiver of restrictions with respect to Restricted Stock or Restricted Stock Units, to the extent permitted by Section 409A of the Code (if applicable). If any such deferral election is required or permitted, the Committee shall, in its sole discretion, establish rules and procedures for such payment deferrals.

Article 12. Rights of Employees

12.1 Employment. Nothing in the Plan shall interfere with or limit in any way the right of the Company to terminate any Participant's employment at any time, nor confer upon any Participant any right to continue in the employ of the Company.

For purposes of this Plan, a transfer of a Participant's employment between the Company and a Subsidiary, or between Subsidiaries, shall not be deemed to be a termination of employment. Upon such a transfer, the Committee may make such adjustments to outstanding Awards as it deems appropriate to reflect the changed reporting relationships.

12.2 Participation. No Employee shall have the right to be selected to receive an Award under this Plan, or, having been so selected, to be selected to receive a future Award or a future Award in any specified amount.

Article 13. Change in Control

13.1 Treatment of Outstanding Awards. Unless otherwise specifically prohibited under applicable laws, or by the rules and regulations of any governing governmental agencies or national securities exchanges, the Committee may, in its sole discretion, at the time an Award is made hereunder or at any time prior to, coincident with or after the time of a Change in Control take any one or more of the following actions which shall apply only upon the occurrence of a Change in Control or, if later, upon the action being taken:

(a) provide for the acceleration of any time periods, or the waiver of any other conditions, relating to the vesting, exercise, payment or distribution of an Award so that any Award to a Participant whose employment has been terminated as a result of a Change in Control may be vested, exercised, paid or distributed in full on or before a date fixed by the Committee, and in connection therewith the Committee may (i) provide for an extended period to exercise Options (not to exceed the original Option term) and (ii) determine the level of attainment of any applicable performance goals;

(b) provide for the purchase of any Awards from a Participant whose employment has been terminated as a result of a Change in Control, upon the Participant's request, for an amount of cash equal to the amount that could have been obtained upon the exercise, payment or distribution of such rights had such Award been currently exercisable or payable; or

(c) cause the Awards then outstanding to be assumed, or new rights substituted therefore, by the surviving corporation in such Change in Control.

For purposes of sub-paragraphs (a) and (b) above, any Participant whose employment is either (i) terminated by the Company other than for "cause," or (ii) terminated by the Participant for "good reason" (each as defined in the applicable Award Agreement), in either case upon, or on or prior to the second anniversary of, a Change in Control, shall be deemed to have been terminated as a result of the Change in Control.

13.2 Limitation on Change-in-Control Benefits. It is the intention of the Company and the Participants to reduce the amounts payable or distributable to a Participant hereunder if the aggregate Net After Tax Receipts (as defined below) to the Participant would thereby be increased, as a result of the application of the excise tax provisions of Section 4999 of the Code. Accordingly, anything in this Plan to the contrary notwithstanding, in the event that the certified public accountants regularly employed by the Company immediately prior to any "change" described below (the "Accounting Firm") shall determine that receipt of all Payments (as defined below) would subject the Participant to tax under Section 4999 of the Code, it shall determine whether some amount of Payments would meet the definition of a "Reduced Amount" (as defined below). If the Accounting Firm determines that there is a Reduced Amount, the aggregate Payments shall be reduced to such Reduced Amount in accordance with the provisions of Section 13.2(b) below.

(a) For purposes of this Section 13.2(a):

(i) A "Payment" shall mean any payment or distribution in the nature of compensation to or for the benefit of a Participant who is a "disqualified individual" within the meaning of Section 280G(c) of the Code and which is contingent on a "change" described in Section 280G(b)(2)(A)(i) of the Code with respect to the Company, whether paid or payable pursuant to this Plan or otherwise;

(ii) "Plan Payment" shall mean a Payment paid or payable pursuant to this Plan (disregarding this Section 13.2);

(iii) "Net After Tax Receipt" shall mean the Present Value of a Payment, net of all taxes imposed on the Participant with respect thereto under Sections 1 and 4999 of the Code, determined by applying the highest marginal rate under Section 1 of the Code which applied to the Participant's Federal taxable income for the immediately preceding taxable year;

(iv) "Present Value" shall mean such value determined in accordance with Section 280G(d)(4) of the Code; and

(v) "Reduced Amount" shall mean the smallest aggregate amount of Payments which (A) is less than the sum of all Payments and (B) results in aggregate Net After Tax Receipts which are equal to or greater than the Net After Tax Receipts which would result if all Payments were paid to or for the benefit of the Participant.

(b) If the Accounting Firm determines that aggregate Payments should be reduced to the Reduced Amount, the Committee shall promptly give the Participant notice to that effect and a copy of the detailed calculation thereof. The Company shall reduce or eliminate the Payments, by first reducing or eliminating the portion of the Payments which are not payable in cash and then by reducing or eliminating cash payments, in each case in reverse order beginning with payments or benefits which are to be paid the farthest in time from the determination, all as determined by the Accounting Firm. All determinations made by the Accounting Firm under this Section 13.2 shall be binding upon the Company and the Participant and shall be made within sixty (60) days immediately following the event constituting the "change" referred to above. As promptly as practicable following such determination, the Company shall pay to or distribute for the benefit of the Participant such Payments as are then due to the Participant under this Plan.

(c) At the time of the initial determination by the Accounting Firm hereunder, it is possible that amounts will have been paid or distributed by the Company to or for the benefit of the Participant pursuant to this Plan which should not have been so paid or distributed ("Overpayment") or that additional amounts which will have not been paid or distributed by the Company to or for the benefit of the Participant pursuant to this Plan could have been so paid or distributed ("Underpayment"), in each case, consistent with the calculation of the Reduced Amount hereunder. In the event that the Accounting Firm, based either upon the assertion of a deficiency by the Internal Revenue Service against the Company or the Participant which the Accounting Firm believes has a high probability of success or controlling precedent or other substantial authority, determines that an Overpayment has been made, any such Overpayment paid or distributed by the Company to or for the benefit of the Participant shall be treated for all purposes as a loan ab initio to the Participant which the Participant shall repay to the Company together with interest at the applicable Federal rate provided for in Section 7872(f)(2) of the Code; provided, however, that no such loan shall be deemed to have been made and no amount shall be payable by the Participant to the Company if and to the extent (i) such deemed loan and payment would not either reduce the amount on which the Participant is subject to tax under Section 1 and Section 4999 of the Code or generate a refund of such taxes or (ii) the Participant is subject to the prohibition on personal loans under Section 402 of the Sarbanes-Oxley Act of 2002. In the event that the Accounting Firm, based upon controlling precedent or other substantial authority, determines that an Underpayment has occurred, any such Underpayment shall be promptly paid by the Company to or for the benefit of the Participant together with interest at the applicable Federal rate provided for in Section 7872(f)(2) of the Code.

13.3 Termination, Amendment, and Modifications of Change-in-Control Provisions. Notwithstanding any other provision of this Plan or any Award Agreement provision, the provisions of this Article 13 may not be terminated, amended, or modified on or after the date of a Change in Control to affect adversely any Award theretofore granted under the Plan without the prior written consent of the Participant with respect to said Participant's outstanding Awards; provided, however, the Board of Directors, upon recommendation of the Committee, may terminate, amend, or modify this Article 13 at any time and from time to time prior to the date of a Change in Control.

Article 14. Amendment, Modification, and Termination

14.1 Amendment, Modification, and Termination. The Board may at any time and from time to time, alter, amend, suspend or terminate the Plan in whole or in part; provided, however, that an amendment to the Plan may be conditioned on the approval of the stockholders of the Company if and to the extent the Board determines that stockholder approval is necessary or appropriate.

14.2 Awards Previously Granted. No termination, amendment, or modification of the Plan shall adversely affect in any material way any Award previously granted under the Plan, without the written consent of the Participant holding such Award.

14.3 No Repricing. Notwithstanding any provision herein to the contrary, the repricing of Options or SARs is prohibited without prior approval of the Company's stockholders. For this purpose, a "repricing" means any of the following (or any other action that has the same effect as any of the following): (A) changing the terms of an Option or SAR to lower its Option Price or grant price; (B) any other action that is treated as a "repricing" under generally accepted accounting principles; and (C) repurchasing for cash or canceling an Option or SAR at a time when its Option Price or grant price is greater than the Fair Market Value of the underlying Shares in exchange for another Award, unless the cancellation and exchange occurs in connection with a change in capitalization or similar change under Section 4.7 above. Such cancellation and exchange would be considered a "repricing" regardless of whether it is treated as a "repricing" under generally accepted accounting principles and regardless of whether it is voluntary on the part of the Participant.

Article 15. Withholding

15.1 Tax Withholding. The Company shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy Federal, state, local, foreign or other taxes (including the Participant's FICA or other applicable social tax obligation) required by law to be withheld with respect to any taxable event arising as a result of this Plan.

15.2 Share Withholding. The Company may cause any tax withholding obligation described in Section 15.1 to be satisfied by the Company withholding Shares having a Fair Market Value on the date the tax is to be determined equal to the required tax withholding imposed on the transaction (not to exceed maximum statutory rates). In the alternative, the Company may permit Participants to elect to satisfy the tax withholding obligation, in whole or in part, by either (a) having the Company withhold Shares having a Fair Market Value on the date the tax is to be determined equal to the required tax withholding imposed on the transaction (not to exceed maximum statutory rates) or (b) tendering previously acquired Shares having an aggregate Fair Market Value equal to the required tax withholding imposed on the transaction (not to exceed maximum statutory rates). All such elections shall be irrevocable, made in writing, signed by the Participant, and shall be subject to any restrictions or limitations that the Committee, in its sole discretion, deems appropriate.

Article 16. Indemnification

Provisions for the indemnification of officers and directors of the Company in connection with the administration of the Plan shall be as set forth in the Company's Certificate of Incorporation and Bylaws as in effect from time to time.

Article 17. Successors

All obligations of the Company under the Plan with respect to Awards granted hereunder shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company.

Article 18. Legal Construction

18.1 Gender and Number. Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine; the plural shall include the singular and the singular shall include the plural.

18.2 Severability. In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

18.3 Requirements of Law. The granting of Awards and the issuance of Shares under the Plan shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

18.4 Securities Law Compliance. With respect to Insiders, transactions under this Plan are intended to comply with all applicable conditions of Rule 16b-3 or its successors under the Exchange Act. To the extent any provision of the plan or action by the Committee fails to so comply, it shall be deemed null and void, to the extent permitted by law and deemed advisable by the Committee.

18.5 No Conflict. Unless otherwise provided for by an Award Agreement, in the event of any conflict between the terms of the Plan and the terms of an Award Agreement, the terms of the Plan shall control.

18.6 Governing Law. To the extent not preempted by Federal law, the Plan, and all agreements hereunder, shall be construed in accordance with and governed by the laws of the State of Delaware.

18.7 Compliance With Code Section 409A. The Plan is intended to comply with Code Section 409A, to the extent applicable. Notwithstanding any provision of the Plan to the contrary, the Plan shall be interpreted, operated and administered consistent with this intent. In that regard, and notwithstanding any provision of the Plan to the contrary, the Company reserves the right to amend the Plan or any Award granted under the Plan, by action of the Committee, without the consent of any affected Participant, to the extent deemed necessary or appropriate for purposes of maintaining compliance with Code Section 409A.

Article 19. Non-Employee Directors

19.1 Restricted Stock Awards. Subject to the terms and provisions of the Plan, the Board, at any time and from time to time, may grant Shares of Restricted Stock to Non-Employee Directors in such amounts as the Board shall determine. Notwithstanding the definition of "Participant" provided in Article 2 above, upon receipt of a grant of Shares of Restricted Stock, a Non-Employee Director shall be considered a Participant in the Plan. Each grant of Shares of Restricted Stock to a Non-Employee Director shall be evidenced by an Award Agreement that shall specify the Period or Periods of Restriction, the number of Shares of Restricted Stock granted, and such other provisions as the Board shall determine.

19.2 Administration. The Board shall be responsible for administering any grants of Restricted Stock to Non- Employee Directors and shall have all of the powers necessary to enable it to properly carry out its duties hereunder. Not in limitation of the foregoing, the Board shall have the power to construe and interpret the Plan and to determine all questions that shall arise thereunder with respect to grants of Restricted Stock to Non-Employee Directors. The Board shall have such other and further specified duties, powers, authority and discretion as are elsewhere in the Plan either expressly or by necessary implication conferred upon it. The Board may appoint such agents as it may deem necessary for the effective performance of its duties, and may delegate to such agents such powers and duties as the Board may deem expedient or appropriate that are not inconsistent with the intent of the Plan and this Article 19. The decision of the Board upon all matters within the scope of authority shall be final and conclusive on all persons, except to the extent otherwise provided by law.

19.3 Vesting. Notwithstanding any provision of the Plan to the contrary, Shares of Restricted Stock granted to Non-Employee Directors shall not become vested until the first anniversary of the applicable date of grant (or, if earlier, the date of the next annual meeting of the stockholders of the Company) (the "**Non-Employee Director Vesting Date**"), provided that if the Non-Employee Director Vesting Date occurs less than 50 weeks after the applicable date of grant, it shall count against the 5% exception pool to the minimum vesting requirements set forth in Section 3.4. If the Non-Employee Director ceases to serve as a Non-Employee Director before the Non- Employee Director Vesting Date due to the Non-Employee Director's death, or if there is a Change in Control prior to the Vesting Date, then the Shares shall become fully vested as of the date of such death or Change in Control, as applicable. If the Non-Employee Director ceases to serve as a Non-Employee Director at any time for any reason other than death before the earlier of the Vesting Date or a Change in Control, then the Shares shall become vested pro rata (based on the number of days between the grant date of the Shares of Restricted Stock, or in the case of Shares of Restricted Stock granted to a newly appointed Non-Employee Director, the date of commencement of services, and the date of cessation of services divided by (a) 365 days for grants made at an annual stockholders meeting or (b) the number of days from the date of commencement of services until the next annual stockholders meeting for grants made to a newly appointed Non-Employee Director), and to the extent the Shares are not thereby vested they shall be forfeited as of the date of such cessation of services. A Non-Employee Director may not sell, transfer or otherwise dispose of any Shares of Restricted Stock until they become vested; however, the Non-Employee Director shall have the right to receive dividends with respect to the Shares, subject to the terms and conditions of Section 8.7, and to vote the Shares prior to vesting. If a Non-Employee Director has elected to defer any Shares of Restricted Stock pursuant to the Bank of America Corporation Director Deferral Plan (or any other similar plan in which the Non-Employee Director participates, including any successor or replacement plan) (a "**Deferral Plan**"), then (i) such Shares shall not be issued under this Plan, (ii) the Non-Employee Director shall be credited with "Stock Units" to be paid in cash when and as provided for under the Deferral Plan, and (iii) the vesting provisions set forth above shall apply to any such Shares that are deferred as Stock Units under the Deferral Plan.

19.4 No Other Awards. For purposes of clarity, Non-Employee Directors may not receive any other form of Award described in this Plan, other than grants of Shares of Restricted Stock.



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